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Annual Report

ALL-TIME RECORD PERFORMANCE

Foster Wheeler Ltd. is a global company offering, through its subsidiaries, a broad range of engineering, procurement, construction, manufacturing, project development and management, research and plant operation services. Foster Wheeler serves the upstream oil and gas, LNG and gas-to-liquids, refining, petrochemicals, chemicals, power, pharmaceuticals, biotechnology and healthcare industries. The company is based in Hamilton, Bermuda, and its operational headquarters are in Clinton, New Jersey, USA. For more information about Foster Wheeler, please visit our Web site at www.fwc.com.

FINANCIAL HIGHLIGHTS

Summary Financial Table *(in thousands of dollars, except per-share amounts*)*

	2005	2006	2007
Operating revenues	$ 2,199,955	$ 3,495,048	$ 5,107,243
Cost of operating revenues	1,853,613	2,987,261	4,362,922
Contract profit	346,342	507,787	744,321
Adjusted net income**	62,277	196,412	387,729
Adjusted diluted earnings per share**	0.60	1.39	2.66
Adjusted EBITDA**	180,678	333,942	585,695
Long-term debt	315,412	202,969	205,346
Total cash and cash equivalents	372,663	629,967	1,069,481
Year-end market capitalization	2,113,462	3,809,704	11,241,892
Backlog in future revenues	3,692,300	5,431,400	9,420,400
New orders in future revenues	4,163,000	4,892,200	8,882,800

Adjusted EBITDA**
(millions $)



$600
$500
$400
$300
$200
$100
$ 0
2005
2006
2007

Year-end Market Capitalization
(billions $)



$12
$ 8
$ 4
$ 0
2005
2006
2007

Total Cash & Cash Equivalents
(millions $)



$1,200
$ 800
$ 400
$ 0
2005
2006
2007

Backlog in Future Revenues
(billions $)



$10
$ 5
$ 0
2005
2006
2007

**All per-share amounts have been revised to reflect the 2-for-1 stock split, which was effected on January 22, 2008.*
***See Appendices 1 through 5 for definition of EBITDA, adjusted EBITDA and reconciliations for each of these measures to comparable GAAP measures.*

TO OUR SHAREHOLDERS



Raymond J. Milchovich
Chairman and Chief Executive Officer

When I wrote to you one year ago, I expressed our pride in what we had accomplished at Foster Wheeler and highlighted the fact that 2006 was an all-time record year in the 117-year history of our company.

I'm very pleased to report to you that our 2007 performance significantly exceeded our 2006 all-time records by every material measure. We set new all-time marks in net income, EBITDA, market capitalization, and backlog while providing excellent and technically advanced products and services for our clients worldwide.

Clearly, the various financial, operational, commercial, and organizational initiatives that we have driven very meticulously and systemically into the fabric of the Foster Wheeler culture have transformed our company's ability to perform in an industry-leading manner. In particular we have:

› Delivered upon our reputation as a pre-eminent global supplier of high-quality services and equipment to our target markets, where we differentiate ourselves through our technical capabilities, product capabilities and our ability to execute large complex projects successfully and safely;

› Significantly improved the consistency and discipline of our commercial practices across both business groups: our Global Engineering and Construction (E&C) Group and our Global Power Group (GPG);

› Dramatically increased our capacity to execute contracts – through the continued addition of engineers and other technical staff and the expansion of low-cost fabrication facilities and engineering centers around the world;

› Strengthened our balance sheet through an increase in cash and cash equivalents and a multi-year effort to reduce debt;

› Tapped into a wealth of fresh ideas and talent through the promotion of long-tenured employees into senior positions;

› Boosted our credit rating, achieving an investment-grade rating on our domestic credit facility by Standard & Poor's and Moody's; and

› Sharply reduced overhead expenses as a percent of revenues, in part by maintaining an unusually lean corporate center and senior leadership infrastructure.

WITH PASSION AND DETERMINATION, WE PURSUE EXCELLENCE AND "BEST IN CLASS" PERFORMANCE FOR THE CLIENTS WE SERVE AND THE RETURNS WE PROVIDE TO OUR SHAREHOLDERS.

OUR KEY MARKETS

This transformation is not yet complete. We pursue continuous improvement in everything we do, and we continue to seek internal and external growth opportunities. We are fortunate to be on this journey at a time when our served markets have given new definition to the word "robust." Three examples:

› The 2007 World Oil Outlook published by the Organization of Petroleum Exporting Countries estimated that there would be a total of $2.4 trillion invested to build and expand upstream facilities from 2006 to 2030;

› The same report estimated that $455 billion would be invested to increase refinery processing capacity from 2006 to 2020; and

› In a May 2007 report, the U.S. Energy Information Agency estimated that world net electricity generation is expected to grow by 85% from 2004 (16 billion kilowatt hours) to 2030 (30 billion kilowatt hours).

OUR STRATEGY

Our objective has been and continues to be painfully simple. With passion and determination, we pursue excellence and "best in class" performance for the clients we serve and the returns we provide to our shareholders. We do this by creating and constantly enhancing a culture where nearly 14,000 very talented and committed Foster Wheeler employees worldwide enjoy their work and can focus on superior performance for our clients. In pursuit of this strategy, we will continue to:

› Grow both of our business groups organically through the addition of engineers and other technical personnel;

› Seek highly selective strategic acquisitions that complement our existing strengths, as evidenced by our early 2008 acquisition of Biokinetics, a recognized industry leader in process systems design for the biopharmaceutical industry;

› Further leverage our well-established position in key technologies, such as: circulating fluidized-bed (CFB) steam generators, residue upgrading, including delayed coking; the execution of large, technically challenging projects using established and emerging technologies in upstream oil and gas, liquefaction of natural gas (LNG), oil refining and petrochemicals; and pursue the development and implementation of clean-coal and clean power/renewable technologies; and

› Ensure cost-effectiveness and cost-competitiveness in all aspects of company operations.

RECOGNITION

The work we have done to build value for our shareholders was recognized in February of 2008 when *The Wall Street Journal* cited Foster Wheeler as the best three-year performer and among the top ten one-year performers in that periodical's annual "shareholder scorecard." The article mentioned a number of factors that have contributed to our success, including the key points I have outlined here. We were especially pleased to be recognized in this way because we believe it reflects on the outstanding efforts of the entire organization.

LOOKING TO THE FUTURE

I have never been more optimistic about the future of Foster Wheeler. With the continued strength of our key markets in 2008, with the clearly defined strategy outlined above, and with the continuous improvement in our operational and organizational capabilities, I believe the company is poised to remain the top performer in the sector.

In closing, I want to thank the employees of Foster Wheeler for their skill and dedication. They have worked very hard to deliver value to clients, shareholders and other stakeholders.



Raymond J. Milchovich
Chairman and Chief Executive Officer
March 14, 2008

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GLOBAL ENGINEERING AND CONSTRUCTION GROUP


E&C Group Scope Revenue*
(billions $)
$2
$1
$0
1.1
1.5
2.1
2005
2006
2007


E&C Group EBITDA*
(millions $)
$600
$300
$ 0
165.6
323.3
505.6
2005
2006
2007

OUR E&C GROUP ACCOUNTED FOR ROUGHLY 60% OF THE COMPANY'S SCOPE REVENUES IN 2007. IT PERFORMS FRONT-END DESIGN (FEED); ENGINEERING, PROCUREMENT, CONSTRUCTION (EPC); AND PROJECT MANAGEMENT.

WHAT WE DO

THE PRIMARY MARKETS WE SERVE

OUR COMPETITIVE ADVANTAGES

SPECIAL EXPERTISE

STRATEGIC PROJECTS UNDER WAY

WORLD'S FIRST



We are working on the EPC phase of the North West Shelf Phase V project in Australia, where we are leading the joint venture that is adding a fifth LNG train at this Woodside-operated LNG complex. This is the world's first onshore LNG train to be constructed using modules, one of which is shown above. The use of modular construction is helping ensure that the project is completed within required time frames in 2008. Image: Courtesy of Woodside Energy Ltd.

WORLD'S FIRST AND LARGEST



Foster Wheeler has steadily expanded the capacity and technical capabilities of its market-leading CFB steam generators. In 2007, the company was engaged in the design and supply of a CFB for a power plant in Lagisza, Poland. With a generating capacity of 460 megawatts, the unit will be the world's largest and the world's first supercritical CFB.

GLOBAL POWER GROUP


GPG Scope Revenue*
(billions $)
$1.6
$1.2
$0.8
$0.4
$0.0
0.7
1.3
1.4
2005
2006
2007


GPG EBITDA*
(millions $)
$150
$100
$ 50
$ 0
107.3
95.0
139.2
2005
2006
2007

OUR GPG BUSINESS ACCOUNTED FOR ROUGHLY 40% OF THE COMPANY'S SCOPE REVENUES IN 2007. IT DESIGNS AND MANUFACTURES STEAM GENERATING AND AUXILIARY EQUIPMENT FOR ELECTRIC POWER GENERATING STATIONS AND INDUSTRIAL FACILITIES.

WHAT WE DO

THE PRIMARY MARKETS WE SERVE

OUR COMPETITIVE ADVANTAGES

SPECIAL EXPERTISE

STRATEGIC PROJECTS UNDER WAY

FOSTER WHEELER AT A GLANCE

GLOBAL E&C GROUP

Our E&C Group accounted for roughly 60% of the company's scope revenues in 2007. It performs front-end design (FEED); engineering, procurement, construction (EPC); and project management for the following key markets:

- Upstream oil and gas
- LNG liquefaction and gas-to-liquids
- Oil refining (including delayed coking)
- Chemicals and petrochemicals
- Pharmaceuticals, biotechnology and healthcare

The E&C Group is also involved in power project development and environmental remediation.

Major engineering centers: Reading (U.K.), Milan, Houston, Singapore, Paris, Madrid, India

GLOBAL POWER GROUP

Our GPG business accounted for roughly 40% of the company's scope revenues in 2007. It designs and manufactures steam generating and auxiliary equipment for electric power generating stations and industrial facilities. Areas of expertise:

- Circulating fluidized-bed (CFB) steam generators that burn a wide range of fuels
- World leader in the combustion of biomass and hard-to-burn fuels
- Pulverized-coal boilers
- Supercritical once-through technology

GPG also provides related boiler service, construction and maintenance engineering as well as major plant upgrades. GPG is developing oxy-fuel technology that has the potential to virtually eliminate carbon dioxide power plant emissions.

Major engineering centers: Perryville (New Jersey), Shanghai, Finland, Madrid, Poland

Fabrication facilities: China, Poland, Spain

Global E&C Backlog by Industry


52%
25%
Oil & Gas
Chem/Petrochem
Refining
Other

Global E&C Backlog by Geography


51%
20%
Australasia & Other
Asia
Middle East
Europe
Americas

GPG Backlog by Industry


8%
92%
Power Generation
Operation & Maintenance

GPG Backlog by Geography


47%
36%
N. America
Europe
Asia
S. America

Backlog data expressed in terms of future revenues.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 28, 2007

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from .... to ....

Commission file number 001-31305

SEC Mail Processing Section
APR 2 2008
Washington, DC
100

FOSTER WHEELER LTD.

(Exact name of registrant as specified in its charter)

BERMUDA	**22-3802649**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
Perryville Corporate Park, Clinton, New Jersey	**08809-4000**
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code:
(908) 730-4000

Securities registered pursuant to Section 12(b) of the Act:

(Title of Each Class)	(Name of Each Exchange on which Registered)
Foster Wheeler Ltd., Common Shares, $0.01 par value	**NASDAQ Stock Market LLC**
Foster Wheeler Ltd., Class A Common Share Purchase Warrants	**NASDAQ Stock Market LLC**

Securities registered pursuant to Section 12(g) of the Act:

(Title of Each Class)	(Name of Each Exchange on which Registered)
Foster Wheeler Ltd., Series B Convertible Preferred Shares, $0.01 par value	**Over-the-Counter Bulletin Board**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☑ Yes ☐ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☑ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☑ Yes ☐ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). ☐ Yes ☑ No

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant was approximately $6,805,600,000 as of the last business day of the registrant's most recently completed second fiscal quarter, based upon the closing sale price on the NASDAQ Global Select Market reported for such date. Common shares held as of such date by each officer and director and by each person who owns 5% or more of the outstanding common shares have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

There were 144,113,515 of the registrant's common shares issued and outstanding as of February 15, 2008.

DOCUMENTS INCORPORATED BY REFERENCE:

Part III incorporates information by reference from the definitive proxy statement for the Annual General Meeting of Shareholders, which is expected to be filed with the Securities and Exchange Commission within 120 days of the close of the registrant's fiscal year ended December 28, 2007.

FOSTER WHEELER LTD.

INDEX

This annual report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Actual results could differ materially from those projected in the forward-looking statements as a result of the risk factors set forth in this annual report on Form 10-K. See Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations — Safe Harbor Statement" for further information.

PART I

ITEM 1. BUSINESS

General

Foster Wheeler Ltd. is incorporated under the laws of Bermuda and is a holding company that owns the stock of its various subsidiary companies. Except as the context otherwise requires, the terms "Foster Wheeler," "us" and "we," as used herein, include Foster Wheeler Ltd. and its direct and indirect subsidiaries. Amounts in Part I, Item 1 are presented in thousands, except for number of employees.

Business

We operate through two business groups: our **Global Engineering and Construction Group**, which we refer to as our Global E&C Group, and our **Global Power Group.**

Our Global E&C Group, which operates worldwide, designs, engineers and constructs onshore and offshore upstream oil and gas processing facilities, natural gas liquefaction facilities and receiving terminals, gas-to-liquids facilities, oil refining, chemical and petrochemical, pharmaceutical and biotechnology facilities and related infrastructure, including power generation and distribution facilities, and gasification facilities. Our Global E&C Group provides engineering, project management and construction management services, and purchases equipment, materials and services from third-party suppliers and contractors.

Our Global E&C Group is also involved in the design of facilities in new or developing market sectors, including carbon capture and storage, solid fuel-fired integrated gasification combined-cycle power plants, coal-to-liquids and biofuels. Our Global E&C Group owns one of the leading refinery residue upgrading technologies and a hydrogen production process used in oil refineries and petrochemical plants. Additionally, our Global E&C Group has experience with, and is able to work with, a wide range of processes owned by others. Our Global E&C Group performs environmental remediation services, together with related technical, engineering, design and regulatory services.

Our Global E&C Group is also involved in the development, engineering, construction, ownership and operation of power generation facilities, from conventional and renewable sources, and of waste-to-energy facilities in Europe. Our Global E&C Group generates revenues from engineering and construction activities pursuant to contracts spanning up to approximately four years in duration and from returns on its equity investments in various production facilities.

Our Global Power Group designs, manufactures and erects steam generating and auxiliary equipment for electric power generating stations and industrial facilities worldwide. Our steam generating equipment includes a full range of technologies, offering independent power producer, utility and industrial clients high-value technology solutions for economically converting a wide range of fuels, including coal, petroleum coke, oil, gas, biomass and municipal solid waste, into steam and power. Our circulating fluidized-bed boiler technology, which we refer to as CFB, is ideally suited to burning a very wide range of fuels, including low-quality fuels, fuels with high moisture content and "waste-type" fuels, and we believe is generally recognized as one of the environmentally cleanest solid-fuel steam generating technologies available in the world today. For both our CFB and pulverized coal, which we refer to as PC, boilers, we offer supercritical once-through-unit designs to further improve the energy efficiency and, therefore, the environmental performance of these units. Once-through supercritical boilers operate at higher steam pressures than traditional plants, which results in higher efficiencies and lower emissions, including emissions of carbon dioxide, or CO_2, which is considered a greenhouse gas.

Further, for the longer term, we are actively developing oxy-combustion technology for both our CFB and PC boilers. We believe that oxy-combustion is one part of a practical solution for capturing and storing the majority of the CO_2 from coal power plants. This technology produces a concentrated stream of CO_2 as part of the boiler combustion process avoiding the need for large and expensive post-combustion CO_2 separation equipment. We also design, manufacture and install auxiliary equipment, which includes feedwater heaters, steam condensers and heat-recovery equipment. Our Global Power Group also offers a full line of new and retrofit nitrogen-oxide, which we refer to as NOx, reduction systems such as selective non-catalytic and catalytic NOx reduction systems as well as complete low-NOx combustion systems. We provide a broad range of site services relating to these products, including construction and erection services, maintenance engineering, plant upgrading and life extensions.

Our Global Power Group also provides research analysis and experimental work in fluid dynamics, heat transfer, combustion and fuel technology, materials engineering and solid mechanics. In addition, our Global Power Group owns and operates cogeneration, independent power production and waste-to-energy facilities, as well as power generation facilities for the process and petrochemical industries. Our Global Power Group generates revenues from engineering activities, equipment supply and construction contracts, operating activities pursuant to the long-term sale of project outputs, such as electricity and steam, operating and maintenance agreements, royalties from licensing our technology, and from returns on its equity investments in various power production facilities.

In addition to these two business groups, which also represent operating segments for financial reporting purposes, we report corporate center expenses and expenses related to certain legacy liabilities, such as asbestos, in the Corporate and Finance Group, which we also treat as an operating segment for financial reporting purposes and which we refer to as the C&F Group.

Please refer to Note 17 to the consolidated financial statements in this annual report on Form 10-K for a discussion of our operating segments and geographic financial information relating to our domestic and foreign operations.

Products and Services

Our Global E&C Group's services include:

- *Consulting* — Our Global E&C Group provides technical and economic analyses and study reports to owners, investors, developers, operators and governments. These services include concept and feasibility studies, market studies, asset assessments, product demand and supply modeling, and technology evaluations.

- *Design and Engineering* — Our Global E&C Group provides a broad range of engineering and design-related services. Our design and engineering capabilities include process, civil, structural, architectural, mechanical, instrumentation, electrical, and health, safety and environmental management. For each project, we identify the project requirements and then integrate and coordinate the various design elements. Other critical tasks in the design process may include value engineering to optimize costs, risk and hazard reviews, and the assessment of construction, maintenance and operational requirements.

- *Project Management and Project Control* — Our Global E&C Group offers a wide range of project management and project control services for overseeing engineering, procurement and construction activities. These services include estimating costs, project planning and project cost control. The provision of these services is an integral part of the planning, design and construction phases of projects that we execute directly for clients. We also provide these services to our clients in the role of project management or program management consultant, where we oversee, on our client's behalf, the execution by other contractors of all or some of the planning, design and construction phases of a project.

- *Procurement* — Our procurement activities focus on those projects where we also execute the design and engineering work. We manage the procurement of materials, subcontractors and craft labor. Often, we purchase materials, equipment or services on behalf of our client, where the client will pay for the materials at cost and reimburse us the cost of our services plus a margin or fee.

- *Construction/Commissioning and Start-up* — Our Global E&C Group provides construction and construction management services on a worldwide basis. Our construction, commissioning and start-up activities focus on those projects where we have performed most of the associated design and engineering work. Depending on the project, we may function as the primary contractor or as a subcontractor to another firm. On some projects, we function as the construction manager, engaged by the customer to oversee another contractor's compliance with design specifications and contracting terms. In some instances, we have responsibility for commissioning and plant start-up, or, where the client has responsibility for these activities, we provide experts to work as part of our client's team.

- *Operations and Maintenance* — We provide project management, plant operations and maintenance services, such as repair, renovation, predictive and preventative services and other aftermarket services. In some instances, our contracts may require us to operate a plant, which we have designed and built, for an initial period that may vary from a very short period to up to approximately two years.

The principal products of our Global Power Group are steam generators, commonly referred to as boilers. Our boilers produce steam in a range of conditions and qualities, from low-pressure saturated steam to high quality superheated steam at either sub-critical or supercritical conditions (steam pressures above 3,600 pounds-force per square inch absolute). The steam produced by our boilers can be used to produce electricity in power plants, heat buildings and in the production of many manufactured goods and products, such as paper, chemicals and food products. Our boilers convert the energy of a wide range of solid and liquid fuels, as well as hot process gases, into steam and can be classified into several types: circulating fluidized-bed, pulverized coal, oil and natural gas, grate, heat recovery steam generators and fully assembled package boilers. The two most significant elements of our product portfolio are our CFB and PC boilers.

- *Circulating Fluidized-Bed Boilers* — Our Global Power Group designs, manufactures and supplies boilers that utilize proprietary CFB technology. We believe that CFB combustion is generally recognized as one of the most efficient, environmentally friendly and versatile ways to generate steam from coal and many other solid fuels and waste products with reduced environmental pollutants. A CFB boiler utilizes air jets at the base of the boiler to blow the fuel particles as they burn, resulting in a very efficient combustion and heat transfer process. The fuel and other added solid materials, such as limestone, are continuously recycled through the furnace to maximize combustion efficiency and capture pollutants, such as the oxides of sulfur, which we refer to as SOx. Due to the efficient mixing of the fuel with the air and other solid materials and the long period of time the fuel remains in the combustion process, the temperature of the process can be greatly reduced below that of a conventional burning process. This has the added benefit of reducing the formation of NOx, which is another pollutant formed in the combustion process. Due to these benefits, additional SOx and NOx control systems are frequently not needed. The application of supercritical steam technology to CFB technology is the latest technical development. By dramatically raising the pressure of the water as it is converted to steam, supercritical steam technology allows the steam to absorb more heat from the combustion process, resulting in a substantial improvement of approximately 5-10% in the efficiency of an electric power plant. We sell our CFB boilers to clients worldwide.

- *Pulverized Coal Boilers* — Our Global Power Group designs, manufactures and supplies PC boilers. PC boilers are commonly used in large electric coal-fired power plant applications. The coal is pulverized into fine particles and injected through specially designed low emission burners. Our PC boilers control NOx by utilizing advanced low-NOx combustion technology and selective catalytic reduction technology, which we refer to as SCR. PC technology requires pollution control equipment to be installed along with the boiler to capture SOx. We offer our PC boilers with either conventional sub-critical steam technology or more efficient supercritical steam technology for electric power plant applications. We sell our PC boilers to clients worldwide.

- *Auxiliary Equipment and Aftermarket Services* — Our Global Power Group also manufactures and installs integral components for natural gas, oil and solid fuel-fired power generation facilities, including surface condensers, feedwater heaters, coal pulverizers and NOx reduction systems. The NOx reduction systems include selective catalytic reduction, or SCR, equipment and low NOx combustion systems, and can significantly reduce NOx emissions. These products can be used with a wide range of boilers. Our Global Power Group also supplies replacement components, repair parts, boiler modifications and engineered solutions for boilers worldwide.

We provide a broad range of site services relating to these products, including construction and erection services, maintenance engineering, plant upgrading and life extension, and plant repowering. Our Global Power Group also provides research analysis and experimental work in fluid dynamics, heat transfer, combustion and fuel technology, materials engineering and solid mechanics. In addition, our Global Power Group licenses technology to a limited number of third-parties in select countries.

Industries We Serve

We serve the following industries:

- Oil and gas;
- Oil refining;
- Chemical/petrochemical;
- Pharmaceutical;
- Environmental;
- Power generation; and
- Power plant operation and maintenance.

Customers and Marketing

We market our services and products through a worldwide staff of sales and marketing personnel, and through a network of sales representatives and through partnership or joint venture arrangements with unrelated third-parties. Our businesses are not seasonal and are not dependent on a limited group of clients. Except for one client that accounted for approximately 12% and 13% of our consolidated revenues (inclusive of flow-through revenues) in fiscal years 2007 and 2006, respectively, no other single client accounted for ten percent or more of our consolidated revenues (inclusive of flow-through revenues) in fiscal years 2007, 2006 or 2005. Representative clients include state-owned and multinational oil and gas companies, major petrochemical, chemical, and pharmaceutical companies, national and independent electric power generation companies, and government agencies throughout the world. The majority of our revenues and new business originates outside of the United States.

Licenses, Patents and Trademarks

We own and license patents, trademarks and know-how, which are used in each of our business groups. The life cycles of the patents and trademarks are of varying durations. We are not materially dependent on any particular patent or trademark, although we depend on our ability to protect our intellectual property rights to the technologies and know-how used in our proprietary products. As noted above, we have granted licenses to a limited number of companies in select countries to manufacture stationary boilers and related equipment and certain of our other products. Our principal licensees are located in China, India, Italy, Japan and South Korea. Recurring royalty revenues have historically ranged from approximately $5,000 to $10,000 per year.

Unfilled Orders

We execute our contracts on lump-sum turnkey, fixed-price, target-price with incentives and cost-reimbursable bases. Generally, contracts are awarded on the basis of price, delivery schedule, technical capability and service. On certain contracts our clients may make a down payment at the time a contract is executed and continue to make progress payments until the contract is completed and the work has been accepted as meeting contract guarantees. Our Global Power Group's products are custom designed and manufactured, and are not produced for inventory. Our Global E&C Group frequently purchases materials, equipment, and third-party services at cost for clients on a cash neutral/reimbursable basis when providing engineering specification or procurement services. Such "flow-through" amounts are recorded both as revenues and cost of operating revenues with no profit recognized. Our Global E&C Group does not purchase such materials and equipment for inventory.

We measure our unfilled orders in terms of expected future revenues. Included in future revenues are flow-through revenues, which result when we are performing an engineering or construction contract and purchase materials, equipment or subcontractor services on behalf of our customers on a reimbursable basis with no profit added to the cost of the materials, equipment or subcontractor services. We also measure our unfilled orders in terms of Foster Wheeler scope, which excludes flow-through revenues. As such, Foster

Wheeler scope measures the component of backlog with profit potential and represents our services plus fees for reimbursable contracts and total selling price for lump-sum or fixed-price contracts.

Please refer to Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," for a discussion of the changes in unfilled orders, both in terms of expected future revenues and Foster Wheeler scope. See also Item 1A, "Risk Factors — Risks Related to Our Operations — Projects included in our backlog may be delayed or canceled, which could materially adversely affect our business, financial condition, results of operations and cash flows."

Use of Raw Materials

We obtain the materials used in our manufacturing and construction operations from both domestic and foreign sources. The procurement of materials, consisting mainly of steel products and manufactured items, is heavily dependent on unrelated third-party foreign sources.

Compliance with Government Regulations

We are subject to certain foreign, federal, state and local environmental, occupational health and product safety laws arising from the countries where we operate. We also purchase materials and equipment from third-parties, and engage subcontractors, who are also subject to these laws and regulations. We believe that all our operations are in material compliance with those laws and we do not anticipate any material capital expenditures or material adverse effect on earnings or cash flows as a result of complying with those laws.

Employees

The following table indicates the number of full-time, temporary and agency personnel in each of our business groups. We believe that our relationship with our employees is satisfactory.

	As of	
	December 28, 2007	December 29, 2006
Global E&C Group	10,498	8,887
Global Power Group	3,278	3,027
C&F Group	83	78
	13,859	11,992

Competition

Many companies compete with us in the engineering and construction business. Neither we nor any other single company has a dominant market share of the total design, engineering and construction business servicing the global businesses previously described. Many companies also compete in the global energy business and neither we nor any other single competitor has a dominate market share. Companies that compete with our Global E&C Group include but are not limited to the following: Bechtel Corporation; Chicago Bridge & Iron Company N.V.; Chiyoda Corporation; Fluor Corporation; Jacobs Engineering Group Inc.; JGC Corporation; KBR, Inc.; McDermott International; Saipem S.p.A.; Shaw Group, Inc.; Technip; and Worley Parsons Ltd. Companies that compete with our Global Power Group include but are not limited to the following: Aker Kvaerner ASA; Alstom Power; Austrian Energy & Environment AG.; The Babcock & Wilcox Company; Babcock Power Inc.; Doosan-Babcock; Hitachi, Ltd.; and Mitsubishi Heavy Industries Ltd.

Available Information

You may obtain free electronic copies of our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statements and all amendments to these documents at our website, *www.fwc.com*, under the heading "Investor Relations" by selecting the heading "SEC Filings." We make these documents available on our website as soon as reasonably practicable after we electronically file them with or furnish them to the SEC. The information disclosed on our website is not incorporated herein and does not form a part of this annual report on Form 10-K.

You may also read and copy any materials that we file with or furnish to the SEC at the SEC's Public Reference Room located at 100 F Street NE, Room 1580, Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains electronic versions of our filings on its website at *www.sec.gov*.

ITEM 1A. RISK FACTORS (amounts in thousands of dollars)

Our business is subject to a number of risks and uncertainties, including those described below. If any of these events occur, our business could be harmed and the trading price of our securities could decline. The following discussion of risks relating to our business should be read carefully in connection with evaluating our business and the forward-looking statements contained in this annual report on Form 10-K. For additional information regarding forward-looking statements, see Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations — Safe Harbor Statement."

The categorization of risks set forth below is meant to help you better understand the risks facing our business and is not intended to limit consideration of the possible effects of these risks to the listed categories. Any adverse effects related to the risks discussed below may, and likely will, adversely affect many aspects of our business.

Risks Related to Our Operations

Our current and future lump-sum or fixed-price contracts and other shared risk contracts may result in significant losses if costs are greater than anticipated.

Some of our contracts are fixed-price contracts and other shared-risk contracts that are inherently risky because we agree to the selling price of the project at the time we enter into the contract. The selling price is based on estimates of the ultimate cost of the contract and we assume substantially all of the risks associated with completing the project, as well as the post-completion warranty obligations. Certain of these contracts are lump-sum turnkey projects where we are responsible for all aspects of the work from engineering through construction, as well as commissioning, all for a fixed selling price. As of December 28, 2007, our backlog included $1,950,400 attributed to lump-sum turnkey and other fixed-price contracts, which represented 21% of our total backlog.

We assume the project's technical risk and associated warranty obligations, meaning that we must tailor products and systems to satisfy the technical requirements of a project even though, at the time the project is awarded, we may not have previously produced such a product or system. We also assume the risks related to revenue, cost and gross profit realized on such contracts that can vary, sometimes substantially, from the original projections due to changes in a variety of other factors, including but not limited to:

- engineering design changes;
- unanticipated technical problems with the equipment being supplied or developed by us, which may require that we spend our own money to remedy the problem;
- changes in the costs of components, materials or labor;
- difficulties in obtaining required governmental permits or approvals;
- changes in local laws and regulations;
- changes in local labor conditions;
- project modifications creating unanticipated costs;
- delays caused by local weather conditions; and
- our project owners', suppliers' or subcontractors' failure to perform.

These risks may be exacerbated by the length of time between signing a contract and completing the project because most lump-sum or fixed-price projects are long-term. The term of our contracts can be as long as approximately four years. In addition, we sometimes bear the risk of delays caused by unexpected conditions or events. Long-term, fixed-price projects often make us subject to penalties if portions of the project are not completed in accordance with agreed-upon time limits. Therefore, significant losses can result from performing large, long-term projects on a fixed-price or lump-sum basis. These losses may be material, including in some cases up to or exceeding the full contract value in certain events of non-performance, and could negatively impact our business, financial condition, results of operations and cash flows.

We may increase the size and number of fixed-price or lump-sum turnkey contracts, sometimes in countries where or with clients with whom we have limited previous experience.

We may bid for and enter into such contracts through partnerships or joint ventures with third-parties. This may increase our ability and willingness to bid for increased numbers of contracts and/or increased size of contracts. In addition, in some cases, applicable law and joint venture or other agreements may provide that each joint venture partner is jointly and severally liable for all liabilities of the venture. Entering into these partnerships or joint ventures will expose us to credit and performance risks of those third-party partners, which could have a negative impact on our business and our results of operations if these parties fail to perform under the arrangements.

Because we recognize operating revenues and costs of operating revenues on a percentage-of-completion basis on long-term fixed-price contracts, revisions to estimated revenues and estimated costs could result in changes to revenues, costs and profits. For further information on our revenue recognition methodology, please refer to Note 1, "Summary of Significant Accounting Policies — Revenue Recognition on Long-Term Contracts," to the consolidated financial statements in this annual report on Form 10-K.

Failure by us to successfully defend against claims made against us by project owners, suppliers or project subcontractors, or failure by us to recover adequately on claims made against project owners, suppliers or subcontractors, could materially adversely affect our business, financial condition, results of operations and cash flows.

In the ordinary course of business, claims involving project owners, suppliers and subcontractors are brought against us and by us in connection with our project contracts. Claims brought against us include back charges for alleged defective or incomplete work, breaches of warranty and/or late completion of the project work and claims for canceled projects. The claims and back charges can involve actual damages, as well as contractually agreed upon liquidated sums. Claims brought by us against project owners include claims for additional costs incurred in excess of current contract provisions arising out of project delays and changes in the previously agreed scope of work. Claims between us and our suppliers, subcontractors and vendors include claims like any of those described above. These project claims, if not resolved through negotiation, are often subject to lengthy and expensive litigation or arbitration proceedings. Charges associated with claims could materially adversely impact our business, financial condition, results of operations and cash flows. For further information on project claims, please refer to Note 19, "Litigation and Uncertainties" to the consolidated financial statements in this annual report on Form 10-K.

Projects included in our backlog may be delayed or canceled, which could materially adversely affect our business, financial condition, results of operations and cash flows.

The dollar amount of backlog does not necessarily indicate future earnings related to the performance of that work. Backlog refers to expected future revenues under signed contracts and legally binding letters of intent that we have determined are likely to be performed. Backlog represents only business that is considered firm, although cancellations or scope adjustments may and do occur. Because of changes in project scope and schedule, we cannot predict with certainty when or if backlog will be performed or the associated revenue will be recognized. In addition, even where a project proceeds as scheduled, it is possible that contracted parties may default and fail to pay amounts owed to us. Material delays, cancellations or payment defaults could materially adversely affect our business, financial condition, results of operations and cash flows.

Because our operations are concentrated in four particular industries, we may be adversely impacted by economic or other developments in these industries.

We derive a significant amount of revenues from services provided to clients that are concentrated in four industries: oil and gas, oil refining, chemical/petrochemical and power. Unfavorable economic or other developments in one or more of these industries could adversely affect our clients and could materially adversely affect our business, financial condition, results of operations and cash flows. Our business has not been impacted to date by the U.S. credit crunch resulting from the sub-prime mortgage crisis. However, the full impact of the credit crunch on the U.S. and global economy has yet to be fully established and therefore the possibility remains that credit conditions, as well as a slowdown or recession in economic growth, could adversely affect the industries in which our clients operate.

We may lose business to competitors.

We are engaged in highly competitive businesses in which customer contracts are often awarded through bidding processes based on price and the acceptance of certain risks. We compete with other general and specialty contractors, both foreign and domestic, including large international contractors and small local contractors. The strong competition in our markets requires maintaining skilled personnel, investing in technology and also puts pressure on profit margins. Because of this, we could be prevented from obtaining contracts for which we have bid due to price, greater perceived financial strength and resources of our competitors and/or perceived technology advantages.

A failure by us to attract and retain qualified personnel, joint venture partners, advisors and subcontractors could materially adversely affect our business, financial condition, results of operations and cash flows.

Our ability to attract and retain qualified engineers and other professional personnel, as well as joint venture partners, advisors and subcontractors, will be an important factor in determining our future success. The market for these professionals is competitive and we may not be successful in efforts to attract and retain these professionals. Failure to attract or retain these professionals, joint venture partners, advisors and subcontractors could materially adversely affect our business, financial condition, results of operations and cash flows.

Our worldwide operations involve risks that may limit or disrupt operations, limit repatriation of cash, increase foreign taxation or otherwise materially adversely affect our business, financial condition, results of operations and cash flows.

We have worldwide operations that are conducted through foreign and domestic subsidiaries, as well as through agreements with joint venture partners. Our non-U.S. subsidiaries, which accounted for approximately 80% of our operating revenues and substantially all of our operating cash flows in fiscal year 2007, have operations located in Europe, Asia, Australia, the Middle East, South Africa and South America. Operating cash flow of our U.S. subsidiaries also includes expenses associated with our corporate center. Additionally, we purchase materials and equipment on a worldwide basis and are heavily dependent on unrelated third-party foreign sources for these materials and equipment. Our worldwide operations are subject to risks that could materially adversely affect our business, financial condition, results of operations and cash flows, including:

- uncertain political, legal and economic environments;
- potential incompatibility with foreign joint venture partners;
- foreign currency controls and fluctuations;
- energy prices and availability;
- terrorist attacks;
- the imposition of additional governmental controls and regulations;
- war and civil disturbances;
- labor problems; and
- interruption or delays in international shipping.

Because of these risks, our worldwide operations and our execution of projects may be limited, or disrupted; our contractual rights may not be enforced fully or at all; our foreign taxation may be increased; or we may be limited in repatriating earnings. These potential events and liabilities could materially adversely affect our business, financial condition, results of operations and cash flows.

In addition, many of the countries in which we transact business have laws that restrict the offer or payment of anything of value to government officials or other persons with the intent of gaining business or favorable government action. We are subject to these laws in addition to being governed by U.S. Federal laws restricting these types of activities. In addition to prohibiting certain bribery-related activity with foreign officials and other persons, these laws provide for recordkeeping and reporting obligations. Any failure to comply with these legal and regulatory obligations could impact us in a variety of ways that include, but are not limited to, significant criminal, civil and administrative penalties. The failure to comply with these legal and regulatory obligations could also result in the disruption of our business activities.

Our business may be materially adversely impacted by regional, national and/or global requirements to significantly limit or reduce greenhouse gas emissions in the future.

Greenhouse gases that result from human activities, including burning of fossil fuels, have been the focus of increased scientific and political scrutiny and are being subjected to various legal requirements. International agreements, national laws, state laws and various regulatory schemes limit or otherwise regulate emissions of greenhouse gases, and additional restrictions are under consideration by different governmental entities. We derive a significant amount of revenues and contract profits from engineering and construction services to clients that own and/or operate a wide range of process plants and from the supply of our manufactured equipment to clients that own and/or operate electric power generating plants. Additionally, we own or partially own plants that generate electricity from burning natural gas or various types of solid fuels. These plants emit greenhouse gases as part of the process to generate electricity or other products. Compliance with the existing greenhouse gas regulation may prove costly or difficult. It is possible that owners and operators of existing or future process plants and electric generating plants could be subject to new or changed environmental regulations that result in significantly limiting or reducing the amounts of greenhouse gas emissions, increasing the cost of emitting such gases or requiring emissions allowances. The costs of controlling such emissions or obtaining required emissions allowances could be significant. It also is possible that necessary controls or allowances may not be available. Such regulations could negatively impact client investments in capital projects in our markets, which could negatively impact the market for our manufactured products and certain of our services, and also could negatively affect the operations and profitability of our own electric power plants. This could materially adversely affect our business, financial condition, results of operations and cash flows.

We are subject to various environmental laws and regulations in the countries in which we operate. If we fail to comply with these laws and regulations, we may incur significant costs and penalties that could materially adversely affect our business, financial condition, results of operations and cash flows.

Our operations are subject to U.S., European and other laws and regulations governing the generation, management and use of regulated materials, the discharge of materials into the environment, the remediation of environmental contamination, or otherwise relating to environmental protection. Both our Global E&C Group and our Global Power Group make use of and produce as wastes or byproducts substances that are considered to be hazardous under these environmental laws and regulations. We may be subject to liabilities for environmental contamination as an owner or operator (or former owner or operator) of a facility or as a generator of hazardous substances without regard to negligence or fault, and we are subject to additional liabilities if we do not comply with applicable laws regulating such hazardous substances, and, in either case, such liabilities can be substantial. These laws and regulations could expose us to liability arising out of the conduct of current and past operations or conditions, including those associated with formerly owned or operated properties caused by us or others, or for acts by us or others which were in compliance with all applicable laws at the time the acts were performed. In some cases, we have assumed contractual indemnification obligations for environmental liabilities associated with some formerly owned properties. The ongoing costs of complying with existing environmental laws and regulations could be substantial. Additionally, we may be subject to claims alleging personal injury, property damage or natural resource damages as a result of alleged exposure to or contamination by hazardous substances. Changes in the environmental laws and regulations, remediation obligations, enforcement actions, stricter interpretations of existing requirements, future discovery of contamination or claims for damages to persons, property, natural resources or the environment could result in material costs and liabilities that we currently do not anticipate.

We may lose future business to our competitors and be unable to operate our business profitably if our patents and other intellectual property rights do not adequately protect our proprietary products.

Our success depends significantly on our ability to protect our intellectual property rights to the technologies and know-how used in our proprietary products. We rely on patent protection, as well as a combination of trade secret, unfair competition and similar laws and nondisclosure, confidentiality and other contractual restrictions to protect our proprietary technology. However, these legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep any competitive advantage. We also rely on unpatented proprietary technology. We cannot provide assurance that we can meaningfully protect all our rights in our unpatented proprietary technology or that others will not independently develop substantially equivalent proprietary products or processes or otherwise gain access to our unpatented proprietary technology. We also hold licenses from third-parties that are necessary to utilize certain technologies used in the design and manufacturing of some of our products. The loss of such licenses would prevent us from manufacturing and selling these products, which could harm our business.

We rely on our information systems in our operations. Failure to protect these systems against security breaches could adversely affect our business and results of operations. Additionally, if these systems fail or become unavailable for any significant period of time, our business could be harmed.

The efficient operation of our business is dependent on computer hardware and software systems. Information systems are vulnerable to security breaches by computer hackers and cyber terrorists. The unavailability of the information systems, the failure of these systems to perform as anticipated for any reason or any significant breach of security could disrupt our business and could result in decreased performance and increased overhead costs, causing our business and results of operations to suffer.

Risks Related to Asbestos Claims

The number and cost of our current and future asbestos claims in the United States could be substantially higher than we have estimated and the timing of payment of claims could be sooner than we have estimated, which could materially adversely affect our business, financial condition, results of operations and cash flows.

Some of our subsidiaries are named as defendants in numerous lawsuits and out-of-court administrative claims pending in the United States in which the plaintiffs claim damages for alleged bodily injury or death arising from exposure to asbestos in connection with work performed, or heat exchange devices assembled, installed and/or sold, by our subsidiaries. We expect these subsidiaries to be named as defendants in similar suits and that claims will be brought in the future. For purposes of our financial statements, we have estimated the indemnity and defense costs to be incurred in resolving pending and forecasted domestic claims through year-end 2022. Although we believe our estimates are reasonable, the actual number of future claims brought against us and the cost of resolving these claims could be substantially higher than our estimates. Some of the factors that may result in the costs of asbestos claims being higher than our current estimates include:

- the rate at which new claims are filed;
- the number of new claimants;
- changes in the mix of diseases alleged to be suffered by the claimants, such as type of cancer, asbestosis or other illness;
- increases in legal fees or other defense costs associated with asbestos claims;
- increases in indemnity payments;

- decreases in the proportion of claims dismissed with zero indemnity payments;
- indemnity payments being required to be made sooner than expected;
- bankruptcies of other asbestos defendants, causing a reduction in the number of available solvent defendants and thereby increasing the number of claims and the size of demands against our subsidiaries;
- adverse jury verdicts requiring us to pay damages in amounts greater than we expect to pay in settlements;
- changes in legislative or judicial standards that make successful defense of claims against our subsidiaries more difficult; or
- enactment of federal legislation requiring us to contribute amounts to a national settlement trust in excess of our expected net liability, after insurance, in the tort system.

The total liability recorded on our balance sheet is based on estimated indemnity and defense costs expected to be incurred through year-end 2022. We believe that it is likely that there will be new claims filed after 2022, but in light of uncertainties inherent in long-term forecasts, we do not believe that we can reasonably estimate the indemnity and defense costs that might be incurred after 2022. Our forecast contemplates that the number of new claims requiring indemnity will decline from year to year. If future claims fail to decline as we expect, our aggregate liability for asbestos claims will be higher than estimated.

Since year-end 2004, we have worked with Analysis Research Planning Corporation, or ARPC, nationally recognized consultants in projecting asbestos liabilities, to estimate the amount of asbestos-related indemnity and defense costs. ARPC reviews our asbestos indemnity payments, defense costs and claims activity and compares them to our 15-year forecast prepared at the previous year-end. Based on its review, ARPC may recommend that the assumptions used to estimate our future asbestos liability be updated, as appropriate.

Our forecast of the number of future claims is based, in part, on a regression model, which employs the statistical analysis of our historical claims data to generate a trend line for future claims and, in part, on an analysis of future disease incidence. Although we believe this forecast method is reasonable, other forecast methods that attempt to estimate the population of living persons who could claim they were exposed to asbestos at worksites where our subsidiaries performed work or sold equipment could also be used and might project higher numbers of future claims than our forecast.

The actual number of future claims, the mix of disease types and the amounts of indemnity and defense costs may exceed our current estimates. We update our forecasts at least annually to take into consideration recent claims experience and other developments, such as legislation and litigation outcomes, that may affect our estimates of future asbestos-related costs. The announcement of increases to asbestos liabilities as a result of revised forecasts, adverse jury verdicts or other negative developments involving asbestos litigation or insurance recoveries may cause the value or trading prices of our securities to decrease significantly. These negative developments could also negatively impact our liquidity, cause us to default under covenants in our indebtedness, cause our credit ratings to be downgraded, restrict our access to capital markets or otherwise materially adversely affect our business, financial condition, results of operations and cash flows.

The adequacy and timing of insurance recoveries of our asbestos-related costs in the United States is uncertain. The failure to obtain insurance recoveries could materially adversely affect our business, financial condition, results of operations and cash flows.

Although we believe that a significant portion of our subsidiaries' liability and defense costs for asbestos claims will be covered by insurance, the adequacy and timing of insurance recoveries is uncertain. Since year-end 2005, we have worked with Peterson Risk Consulting, nationally recognized experts in the estimation of insurance recoveries, to review our estimate of the value of the settled insurance asset and assist in the estimation of our unsettled asbestos insurance asset. Based on insurance policy data, historical claims data, future liability estimates including the expected timing of payments and allocation methodology assumptions we provided them, Peterson Risk Consulting provided an analysis of the unsettled insurance asset as of year-end 2007. We utilized that analysis to determine our estimate of the value of the unsettled insurance asset.

The asset recorded on our consolidated balance sheet represents our best estimate of settled and probable future insurance settlements relating to our domestic liability for pending and estimated future asbestos claims through year-end 2022. The estimate of recoveries from unsettled insurers in the insurance litigation discussed below is based upon the resolution of certain insurance coverage issues and the application of certain assumptions relating to cost allocation and other factors. The insurance asset also includes an estimate of the amount of recoveries under existing settlements with other insurers. On February 13, 2001, litigation was commenced against certain of our subsidiaries by certain of our insurers seeking to recover from other insurers amounts previously paid by them and to adjudicate their rights and responsibilities under our subsidiaries' insurance policies. As of December 28, 2007, we estimated the value of our asbestos insurance asset contested by our subsidiaries' insurers in this litigation at $27,600. While this litigation has been pending, we have had to cover a substantial portion of our settlement payments and defense costs out of our cash flows.

Certain of our subsidiaries have entered into settlement agreements calling for certain insurers to make lump-sum payments, as well as payments over time, for use by our subsidiaries to fund asbestos-related indemnity and defense costs and, in certain cases, for reimbursement for portions of out-of-pocket costs that we previously have incurred. We entered into four additional settlements in 2007 and we intend to continue to attempt to negotiate additional settlements where achievable on a reasonable basis in order to minimize the amount of future costs that we would be required to fund out of the cash flows generated from our operations. Unless we settle the remaining unsettled insurance asset at amounts significantly in excess of our current estimates, it is likely that the amount of our insurance settlements will not cover all future asbestos-related costs and we will continue to fund a portion of such future costs, which will reduce our cash flows and our working capital. Additionally, certain of the settlements with insurance companies during the past several years were for fixed dollar amounts that do not change as the liability changes. Accordingly, increases in the asbestos liability will not result in an equal increase in the insurance asset.

An adverse outcome in the pending insurance litigation described above could limit our remaining insurance recoveries. However, a favorable outcome in all or part of the litigation could increase remaining insurance recoveries above our current estimate.

Even if the coverage litigation is resolved in a manner favorable to us, our insurance recoveries (both from the litigation and from settlements) may be limited by future insolvencies among our insurers. We have not assumed recovery in the estimate of our asbestos insurance asset from any of our currently insolvent insurers. Other insurers may become insolvent in the future and our insurers may fail to reimburse amounts owed to us on a timely basis. If we fail to realize expected insurance recoveries, or experience delays in receiving material amounts from our insurers, our business, financial condition, results of operations and cash flows could be materially adversely affected.

A number of asbestos-related claims have been received by our subsidiaries in the United Kingdom. To date, these claims have been covered by insurance policies and proceeds from the policies have been paid directly to the plaintiffs. The timing and amount of asbestos claims that may be made in the future, the financial solvency of the insurers and the amount that may be paid to resolve the claims, are uncertain. The insurance carriers' failure to make payments due under the policies could materially adversely affect our business, financial condition, results of operations and cash flows.

Some of our subsidiaries in the United Kingdom have received claims alleging personal injury arising from exposure to asbestos in connection with work performed, or heat exchange devices assembled, installed and/or sold, by our subsidiaries. We expect these subsidiaries to be named as defendants in additional suits and claims brought in the future. To date, insurance policies have provided coverage for substantially all of the costs incurred in connection with resolving asbestos claims in the United Kingdom. In our consolidated balance sheet, we have recorded U.K. asbestos-related insurance recoveries equal to the U.K. asbestos-related liabilities, which are comprised of an estimated liability relating to open (outstanding) claims and an estimated liability relating to future unasserted claims through year-end 2022. Our ability to continue to recover under these insurance policies is dependent upon, among other things, the timing and amount of asbestos claims that may be made in the future, the financial solvency of our insurers and the amount that may be paid to resolve the claims. These factors could significantly limit our insurance recoveries, which could materially adversely affect our business, financial condition, results of operations and cash flows.

Risks Related to Our Liquidity and Capital Resources

We require cash repatriations from our non-U.S. subsidiaries to meet our domestic cash needs related to our asbestos-related and other liabilities and corporate overhead expenses. Our ability to repatriate funds from our non-U.S. subsidiaries is limited by a number of factors.

As a holding company, we are dependent on cash inflows from our subsidiaries in order to fund our asbestos-related and other liabilities and corporate overhead expenses. To the extent that our U.S. subsidiaries do not generate enough cash flows to cover our holding company payments and expenses, we are dependent on cash repatriations from our non-U.S. subsidiaries. There can be no assurance that the forecasted foreign cash repatriation will occur as our non-U.S. subsidiaries need to keep certain amounts available for working capital purposes, to pay known liabilities, to comply with covenants and for other general corporate purposes. The repatriation of funds may also subject those funds to taxation. The inability to repatriate cash could negatively impact our business, financial condition, results of operations and cash flows.

Certain of our various debt agreements impose financial covenants, which may prevent us from capitalizing on business opportunities, which could negatively impact our business.

Our senior domestic credit agreement imposes financial covenants on us. These covenants limit our ability to incur indebtedness, pay dividends or make other distributions, make investments and sell assets. These limitations may restrict our ability to pursue business opportunities, which could negatively impact our business.

We may have high working capital requirements, which could negatively impact our business, financial condition, and cash flows.

In some cases, we may require significant amounts of working capital to finance the purchase of materials and in the performance of engineering, construction and other work on certain of our projects before we receive payment from our customers. In some cases, we are contractually obligated to our customers to fund working capital on our projects. Increases in working capital requirements could negatively impact our business, financial condition and cash flows. In addition, as described below, we may in the future make acquisitions of other entities or operations. To the extent we use cash to make acquisitions, the amount of cash available for the working capital needs described above would be reduced.

We may invest in longer-term investment opportunities, such as the acquisition of other entities or operations in the engineering and construction industry or power industry. Acquisitions of other entities or operations have risks that could materially adversely affect our business, financial condition, results of operations and cash flows.

Since 2007, we have been exploring possible strategic acquisitions within the engineering and construction industry to complement or expand on our technical capabilities or access to new market segments. We may also decide to explore small size acquisitions within the power industry to complement our product offering. The acquisition of companies and assets in the engineering and construction and power industries are subject to substantial risks, including the failure to identify material problems during due diligence, the risk of over-paying for assets and the inability to arrange financing for an acquisition as may be required or desired. Further, the integration and consolidation of acquisitions requires substantial human, financial and other resources including management time and attention, and ultimately, our acquisitions may not be successfully integrated and our resources may be diverted. There can be no assurances that we will consummate any such acquisitions, that any future acquisitions will perform as expected or that the returns from such acquisitions will support the investment required to acquire them or the capital expenditures needed to develop them.

Risk Factors Related to Our Financial Reporting and Corporate Governance

If we have a material weakness in our internal control over financial reporting, our ability to report our financial results on a timely and accurate basis may be adversely affected.

Although we had no material weaknesses as of December 28, 2007, we have reported material weaknesses in our internal control over financial reporting in the past. We cannot assure that we will avoid a material weakness in the future. If we have another material weakness in our internal control over financial reporting in the future, it could adversely impact our ability to report our financial results in a timely and accurate manner.

We have anti-takeover provisions in our bye-laws that may discourage a change of control.

Our bye-laws contain provisions that could make it more difficult for a third-party to acquire us without the consent of our board of directors. These provisions provide for:

- The board of directors to be divided into three classes serving staggered three-year terms and the reservation for the board of directors, not the shareholders, of the right to increase the size of the board of directors. In addition, directors may be removed from office only for cause, by the affirmative vote of the holders of two-thirds of the issued shares generally entitled to vote and vacancies on the board of directors may only be filled by the remaining directors. These provisions of our bye-laws may delay or limit the ability of a shareholder to obtain majority representation on the board of directors.

- Any amendment to the bye-law limiting the removal of directors to be approved by the board of directors and the affirmative vote of the holders of three-quarters of the issued shares entitled to vote at general meetings.

- Restrictions on the time period in which directors may be nominated or shareholder proposals may be submitted. A shareholder notice to nominate an individual for election as a director or a shareholder proposal must be received no less than 120 calendar days prior to the anniversary of the date on which we first mailed our proxy materials for the preceding year's annual meeting. To be timely for consideration at the annual meeting of shareholders, a shareholder proposal must be received no less than 45 days prior to the anniversary of the date on which we first mailed our proxy materials for the preceding year's annual meeting.

- The board of directors to determine the powers, preferences and rights of preference shares and to issue preference shares without shareholder approval.

- A general prohibition on "business combinations" between Foster Wheeler Ltd. and an "interested member." Specifically, "business combinations" between an interested member, which is generally defined as a person or group of persons that owns, directly or indirectly, 20% or more of the issued voting shares of Foster Wheeler Ltd., and Foster Wheeler Ltd. are prohibited for a period of five years after the time the interested member acquires 20% or more of our outstanding voting shares, unless the business combination or the transaction resulting in the person becoming an interested member is approved by the board of directors prior to the date the interested member acquires 20% or more of the outstanding voting shares.

- Any matter submitted to the shareholders at a meeting called on the requisition of shareholders holding not less than one-tenth of our paid-up voting shares to be approved by the affirmative vote of all of the shares eligible to vote at such meeting.

These provisions could make it more difficult for a third-party to acquire us, even if the third-party's offer may be considered beneficial by many shareholders. As a result, shareholders may be limited in their ability to obtain a premium for their shares.

We are a Bermuda company and it may be difficult to enforce judgments against us or our directors and executive officers.

We are a Bermuda exempted company. As a result, the rights of our shareholders will be governed by Bermuda law and by our memorandum of association and bye-laws. The rights of shareholders under Bermuda law may differ from the rights of shareholders of companies incorporated in other jurisdictions. A substantial portion of our assets are located outside the United States. It may be difficult for investors to enforce in the United States judgments obtained in U.S. courts against us or our directors based on the civil liability provisions of the U.S. securities laws. Uncertainty exists as to whether courts in Bermuda will enforce judgments obtained in other jurisdictions, including the United States, under the securities laws of those jurisdictions or entertain actions in Bermuda under the securities laws of other jurisdictions.

Our bye-laws restrict shareholders from bringing legal action against our officers and directors.

Our bye-laws contain a broad waiver by our shareholders of any claim or right of action, both individually and on our behalf, against any of our officers or directors. The waiver applies to any action taken by an officer or director, or the failure of an officer or director to take any action, in the performance of his or her duties, except with respect to any matter involving any fraud or dishonesty on the part of the officer or director. This waiver limits the right of shareholders to assert claims against our officers and directors unless the act or failure to act involves fraud or dishonesty.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

The following table provides the name of each subsidiary that owns or leases materially important physical properties, along with the location and general use of each of our properties as of December 28, 2007, and the business segment in which each property is grouped. All or part of the listed properties may be leased or subleased to other affiliates. All properties are in good condition and adequate for their intended use.

Company (Business Segment*) and Location	Use	Land Area	Building Square Feet	Lease Expires[1]
Foster Wheeler Realty Services, Inc. (C&F)				
Union Township, New Jersey	Investment in undeveloped land	203.8 acres	—	
	General office & engineering	29.4 acres	294,000	2022
	Storage and reproduction facilities	10.8 acres	30,400	
Livingston, New Jersey	Research center	6.7 acres	51,355	
Foster Wheeler Energy Services, Inc. (GPG)				
San Diego, California	Office	—	11,015	2008
Foster Wheeler USA Corporation (E&C)				
Houston, Texas	Office & engineering	—	107,890	2008[2]
Houston, Texas	Office & engineering	—	59,671	2009
Houston, Texas	Office & engineering	—	74,025	2009
Foster Wheeler Iberia, S.A. (E&C)/(GPG)				
Madrid, Spain	Office & engineering	5.5 acres	110,000	2015
Santiago, Chile	Office & engineering	—	16,071	2011
Foster Wheeler Energia, S.A. (GPG)				
Tarragona, Spain	Manufacturing & office	25.6 acres	77,794	
Foster Wheeler France, S.A. (E&C)				
Paris, France	Office & engineering	—	64,584	2013
Foster Wheeler International Corporation (Thailand Branch) (E&C)				
Sriracha, Thailand	Office & engineering	—	59,944	2008
Sriracha, Thailand	Office & engineering	—	49,199	2008
Foster Wheeler International Engineering & Consulting (Shanghai) Company Limited (GPG and E&C)				
Shanghai, China	Office & engineering	—	35,796	2008
Shanghai, China	Office & engineering	—	21,083	2009
Shanghai, China	Office & engineering	—	21,031	2010
Foster Wheeler Constructors, Inc. (GPG)				
McGregor, Texas	Storage facilities	15.0 acres	24,000	
Foster Wheeler Limited (England) (E&C)				
Glasgow, Scotland	Office & engineering	2.3 acres	28,798[3]	
Reading, England	Office & engineering	—	76,711	2011
Reading, England	Office & engineering	14.0 acres	365,521	2024
Reading, England	Office & engineering	—	30,000	2009
Reading, England	Investment in undeveloped land	12.0 acres	—	
Teesside, England	Office & engineering	—	18,001	2014
Foster Wheeler Limited (Nigeria) (E&C)				
Lagos, Nigeria	Office & engineering	—	13,000	2008
Foster Wheeler Saudi Arabia Company Limited (E&C)				
Al-Khobar, Saudi Arabia	Office	—	45,000	2008

Company (Business Segment*) and Location	Use	Land Area	Building Square Feet	Lease Expires[1]
Foster Wheeler South Africa (PTY) Limited (E&C)				
Midrand, South Africa	Office & engineering	—	55,294	2011
Foster Wheeler India Private Limited (E&C)				
Chennai, India	Office & engineering	—	101,150	2011
Kolkatta, India	Office & engineering	—	74,907	2016
Foster Wheeler Canada Ltd. (GPG and E&C)				
Niagara-On-The-Lake, Ontario	Office & engineering	—	29,066	2008
Foster Wheeler Power Machinery Company Limited (GPG)				
Xinhui, Guangdong, China	Manufacturing & office	29.2 acres	362,257[4]	2045
Xinhui, Guangdong, China	Manufacturing	2.6 acres	—	2008
Xinhui, Guangdong, China	Manufacturing	3.2 acres	—	2012
Xinhui, Guangdong, China	Storage facilities	—	48,141	2008
Foster Wheeler Italiana, S.p.A. (E&C)				
Milan, Italy	Office & engineering	—	142,000	2012
Milan, Italy	Office & engineering	—	121,870[3]	2008
Milan, Italy	Office & engineering	—	10,764	2011
Milan, Italy	Office & engineering	—	10,764	2012
Milan, Italy	Office & engineering	—	15,210	2009
Foster Wheeler Pyropower, Inc. (GPG)				
Ridgecrest, California	Office & storage facilities	—	10,000	month to month
Foster Wheeler Bimas Birlesik Insaat ve Muhendislik A.S. (E&C)				
Istanbul, Turkey	Office & engineering	—	25,833	2010
Foster Wheeler Eastern Private Limited (E&C)				
Singapore	Office & engineering	—	85,428	2008
Foster Wheeler Power Systems, Inc. (GPG)				
Martinez, California	Cogeneration plant	6.4 acres	—	
Camden, New Jersey	Waste-to-energy plant	18.0 acres	—	2011
Talcahuano, Chile	Cogeneration plant-facility site	21.0 acres	—	2028
Foster Wheeler Energia Oy (GPG)				
Varkaus, Finland	Manufacturing & office	22.2 acres	366,716	
Varkaus, Finland	Office	—	100,750	2031
Espoo, Finland	Office	—	14,639	2011
Foster Wheeler Energi Aktiebolag (GPG)				
Norrkoping, Sweden	Manufacturing & office	—	37,990	2014
Foster Wheeler Service (Thailand) Limited (GPG)				
Rayong, Thailand	Manufacturing & office	3.15 acres	41,916	2017
Foster Wheeler Energy FAKOP Sp. z o.o. (GPG)				
Sosnowiec, Poland	Manufacturing & office	19.5 acres	271,152[5]	2089

* Designation of Business Segments:
E&C - Global Engineering & Construction Group
GPG - Global Power Group
C&F - Corporate & Finance Group

(1) Represents leases in which Foster Wheeler is the lessee. Properties for which a lease expiration is not indicated are owned.

(2) Foster Wheeler USA Corporation has provided notice to terminate the lease in July 2008 and to move to a new 332,000 square foot facility with a lease expiration of 2018.

(3) Portion or entire facility leased or subleased to third parties.

(4) 52% ownership interest.

(5) 53% ownership interest.

ITEM 3. LEGAL PROCEEDINGS

For information on asbestos claims and other material litigation affecting us, see Item 1A, "Risk Factors," Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations — Application of Critical Accounting Estimates" and Note 19, "Litigation and Uncertainties," to our consolidated financial statements in this annual report on Form 10-K.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

On January 8, 2008, our shareholders approved an increase in our authorized share capital at a special general meeting of common shareholders. The voting results of the special general meeting of common shareholders were as follows:

	For	Against or Withheld	Abstentions	Broker Non-Votes
Increase in authorized share capital	63,448,418	354,870	50,270	0

The increase in authorized share capital was necessary in order to effect a two-for-one stock split of our common shares which was approved by our Board of Directors on November 6, 2007. The stock split was effected on January 22, 2008 in the form of a stock dividend to common shareholders of record at the close of business on January 8, 2008 in the ratio of one additional Foster Wheeler common share in respect of each common share outstanding.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common shares are listed and traded on the NASDAQ Global Select Market under the symbol "FWLT".

On January 8, 2008, our shareholders approved an increase in our authorized share capital at a special general meeting of common shareholders. The increase in authorized share capital was necessary in order to effect a two-for-one stock split of our common shares which was approved by our Board of Directors on November 6, 2007. The stock split was effected on January 22, 2008 in the form of a stock dividend to the common shareholders of record at the close of business on January 8, 2008 in the ratio of one additional Foster Wheeler common share in respect of each common share outstanding. As a result of these capital alterations, all references to common share prices, share capital, the number of shares, stock options, restricted awards, per share amounts, cash dividends, and any other reference to shares in this annual report on Form 10-K, unless otherwise noted, have been adjusted to reflect the stock split on a retroactive basis.

On November 29, 2004, our shareholders approved a series of capital alterations including the consolidation of our authorized common share capital at a ratio of one-for-twenty and a reduction in the par value of our common shares and preferred shares. As a result of these capital alterations, all references to common share prices, share capital, the number of shares, stock options, restricted awards, per share amounts, cash dividends, and any other reference to shares in this annual report on Form 10-K, unless otherwise noted, have been adjusted to reflect such capital alterations on a retroactive basis.

The following chart lists the quarterly high and low sales prices of our common shares on the NASDAQ Global Select Market during our fiscal years 2006 and 2007.

	For the three months ended			
	March 30, 2007	June 29, 2007	September 28, 2007	December 28, 2007
Common share prices:				
High	$29.80	$55.19	$68.40	$84.24
Low	$23.25	$28.97	$42.17	$63.24

	For the three months ended			
	March 31, 2006	June 30, 2006	September 29, 2006	December 29, 2006
Common share prices:				
High	$26.85	$26.44	$22.43	$28.47
Low	$17.99	$17.43	$16.01	$19.03

We had 5,506 common shareholders of record and 144,113,515 common shares outstanding as of February 15, 2008.

We have not declared or paid a cash dividend since July 2001 and we do not have any plans to declare or pay any cash dividends. Our current domestic senior credit agreement contains limitations on our ability to pay cash dividends.

Performance Graph

The stock performance graph below shows how an initial investment of $100 in our common shares would have compared over a five-year period with an equal investment in (1) the S&P 500 Index and (2) industry peer group indices that each consist of several peer companies (referred to as the "Peer Group" and the "Old Peer Group"), as defined below. Due to the acquisition of one company included in the Old Peer Group, and in an effort to include a range of companies that more accurately reflects the industry sectors in which we compete as well as companies of similar size to Foster Wheeler, we changed our industry peer group index. Accordingly, for the fiscal year ended December 28, 2007, we are replacing the Old Peer Group with the Peer Group. The companies included in each of the Old Peer Group and the Peer Group are stated below.

Comparision of Cumulative Total Return



$1,000
$900
$800
$700
$600
$500
$400
$300
$200
$100
$0
Foster Wheeler Ltd.
S&P 500 Index
Peer Group
Old Peer Group
12/27/02
12/26/03
12/31/04
12/30/05
12/29/06
12/28/07

In the preparation of the line graph, we used the following assumptions: (i) $100 was invested in each of the common shares of Foster Wheeler Ltd., the S&P 500 Index, the Peer Group and the Old Peer Group on December 27, 2002, (ii) dividends, if any, were reinvested, and (iii) the investments were weighted on the basis of market capitalization.

	For the Year Ended					
	December 27, 2002	December 26, 2003	December 31, 2004	December 30, 2005	December 29, 2006	December 28, 2007
Foster Wheeler Ltd.	$100.00	$ 91.06	$ 64.51	$149.51	$224.15	$635.24
S&P 500 Index	100.00	127.47	143.41	150.45	174.21	185.05
Peer Group(1)	100.00	148.19	192.11	293.73	358.18	722.82
Old Peer Group(2)	100.00	154.71	195.28	310.41	395.29	893.98

(1) The following companies comprise the Peer Group: Chicago Bridge & Iron Company N.V., Fluor Corporation, Jacobs Engineering Group Inc., KBR, Inc., McDermott International, Inc. and Shaw Group, Inc. The Peer Group consists of companies that were compiled by us beginning this year for benchmarking the performance of our common shares.

(2) The following companies comprise the Old Peer Group: Fluor Corporation, Foster Wheeler Ltd., Jacobs Engineering Group Inc., Washington Group International, Inc. (formerly Morrison Knudsen and acquired by URS on November 15, 2007) and McDermott International, Inc. On January 25, 2003, Washington Group International, Inc. emerged from Chapter 11 Bankruptcy protection and under the Plan of Reorganization Washington Group's old common stock (WNGXQ) was canceled and new common stock was issued and distributed to lenders and creditors in accordance with the Plan. Washington Group International, Inc. is not included in the Old Peer Group for the year ended December 28, 2007 as Washington Group International, Inc. was acquired by another company on November 15, 2007. The Old Peer Group consists of companies that were compiled by us in 1996 for benchmarking the performance of our common shares; we have used this peer index since 1996 until adopting the Peer Group noted above.

ITEM 6. SELECTED FINANCIAL DATA

COMPARATIVE FINANCIAL STATISTICS
(amounts in thousands of dollars, except share data and per share amounts)

	For the Year Ended				
	December 28, 2007	December 29, 2006	December 30, 2005	December 31, 2004	December 26, 2003
Statement of Operations Data:					
Operating revenues	$ 5,107,243	$ 3,495,048	$ 2,199,955	$2,661,324	$3,723,815
Income/(loss) before income taxes	530,294[1]	343,693[2]	(70,181)[3]	(232,172)[4]	(109,637)[5]
Provision for income taxes	(136,420)	(81,709)	(39,568)	(53,122)	(47,426)
Net income/(loss)	$ 393,874	$ 261,984	$ (109,749)	$ (285,294)	$ (157,063)
Earnings/(loss) per common share:[6]					
Basic	$ 2.78	$ 1.82[7]	$ (1.18)	$ (28.92)	$ (38.27)
Diluted	$ 2.72	$ 1.72[7]	$ (1.18)	$ (28.92)	$ (38.27)
Shares outstanding:[6]					
Weighted-average number of common shares outstanding for basic earnings/(loss) per common share	141,661,046	132,996,384	93,140,176	9,864,740	4,104,458
Effect of dilutive securities	3,087,176	8,221,592	*	*	*
Weighted-average number of common shares outstanding for diluted earnings/(loss) per common share	144,748,222	141,217,976	93,140,176	9,864,740	4,104,458

	As of				
	December 28, 2007	December 29, 2006	December 30, 2005	December 31, 2004	December 26, 2003
Balance Sheet Data:					
Current assets	$2,044,383	$1,389,628	$ 851,523	$1,039,458	$1,174,376
Current liabilities	1,523,773	1,247,603	997,564	1,251,581	1,350,359
Working capital	520,610	142,025	(146,041)	(212,123)	(175,983)
Land, buildings and equipment, net	337,485	302,488	258,672	280,305	309,615
Total assets	3,248,988	2,565,549	1,894,706	2,177,699	2,506,530
Long-term debt (including current installments)	205,346	202,969	315,412	570,073	1,033,072
Total temporary equity	2,728	983	—	—	—
Total shareholders' equity/(deficit)	571,041	62,727	(341,158)	(525,565)	(872,440)
Other Data:					
Unfilled orders (in terms of future revenues), end of year	$9,420,400	$5,431,400	$3,692,300	$2,048,100	$2,285,400
New orders booked (in terms of future revenues)	8,882,800	4,892,200	4,163,000	2,437,100	2,163,500

(1) Includes in fiscal year 2007: increased contract profit of $35,100 from the regular re-evaluation of contract profit estimates; gains of $13,500 on the settlement of coverage litigation with certain asbestos insurance carriers; and a net charge of $(7,400) on the revaluation of our asbestos liability and related asset resulting primarily from increased asbestos defense costs projected through year-end 2022 and for the addition of another year to our rolling 15-year asbestos liability estimate.

(2) Includes in fiscal year 2006: decreased contract profit of $(5,700) from the regular re-evaluation of contract profit estimates; a charge of $(15,600) on the revaluation of our asbestos liability and related asset; asbestos-related gains of $115,700 primarily from settlement of coverage litigation with certain asbestos insurance carriers; an aggregate charge of $(15,000) recorded in conjunction with the voluntary termination

of our prior domestic senior credit agreement; and a net charge of $(12,500) recorded in conjunction with the debt reduction initiatives completed in April and May 2006.

(3) Includes in fiscal year 2005: increased contract profit of $99,600 from the regular re-evaluation of contract profit estimates; a charge of $(113,700) on the revaluation of our estimated asbestos liability and asbestos insurance receivable; credit agreement costs associated with our prior domestic senior credit facility of $(3,500); and an aggregate charge of $(58,300) recorded in conjunction with the exchange offers for our trust preferred securities and our senior notes due 2011, which we refer to as our 2011 senior notes.

(4) Includes in fiscal year 2004: increased contract profit of $37,600 from the regular re-evaluation of contract profit estimates; a gain of $19,200 on the sales of minority equity interests in special-purpose companies established to develop power plant projects in Europe; a loss of $(3,300) on the sale of 10% of our equity interest in a waste-to-energy project in Italy; a charge of $(75,800) on the revaluation of asbestos insurance assets as a result of an adverse court decision in asbestos coverage allocation litigation; a net gain of $15,200 on the settlement of coverage litigation with certain asbestos insurance carriers; restructuring and credit agreement costs of $(17,200); a net charge of $(175,100) recorded in conjunction with the 2004 equity-for-debt exchange; and charges for severance cost of $(5,700).

(5) Includes in fiscal year 2003: a $(15,100) impairment loss on the anticipated sale of a domestic corporate office building; a $16,700 gain on the sale of certain assets of Foster Wheeler Environmental Corporation and a gain of $4,300 on the sale of a waste-to-energy plant; a gain on revisions to project claim estimates and related cost of $1,500; a charge related to revisions of project estimates and related receivable allowances of $(32,300); a provision for asbestos claims of $(68,100); restructuring and credit agreement costs of $(43,600); and charges for severance cost of $(15,900).

(6) Amounts give retroactive effect to the two-for-one stock split that was effective January 22, 2008 and the one-for-twenty reverse stock split that was effective November 29, 2004.

(7) As described further in Note 13 to the consolidated financial statements in this annual report on Form 10-K, we completed two common share purchase warrant offer transactions in January 2006. The fair value of the additional shares issued as part of the warrant offer transactions reduced net income attributable to our common shareholders when calculating earnings/(loss) per common share. The fair value of the additional shares issued was $19,445.

* The impact of potentially dilutive securities such as outstanding stock options, warrants to purchase common shares, and the non-vested portion of restricted common shares and restricted common share units were not included in the calculation of diluted loss per common share in loss periods due to their antidilutive effect.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (amounts in thousands of dollars)

The following is management's discussion and analysis of certain significant factors that have affected our financial condition and results of operations for the periods indicated below. This discussion and analysis should be read in conjunction with the consolidated financial statements and notes thereto included in this annual report on Form 10-K.

Safe Harbor Statement

This management's discussion and analysis of financial condition and results of operations, other sections of this annual report on Form 10-K and other reports and oral statements made by our representatives from time to time may contain forward-looking statements that are based on our assumptions, expectations and projections about Foster Wheeler and the various industries within which we operate. These include statements regarding our expectation about revenues (including as expressed by our backlog), our liquidity, the outcome of litigation and legal proceedings and recoveries from customers for claims, and the costs of current and future asbestos claims and the amount and timing of related insurance recoveries. Such forward-looking statements by their nature involve a degree of risk and uncertainty. We caution that a variety of factors, including but not limited to the factors described under Item 1A, "Risk Factors" and the following, could cause business conditions and our results to differ materially from what is contained in forward-looking statements:

- changes in the rate of economic growth in the United States and other major international economies;
- changes in investment by the oil and gas, oil refining, chemical/petrochemical, and power industries;
- changes in the financial condition of our customers;
- changes in regulatory environments;
- changes in project design or schedules;
- contract cancellations;
- changes in our estimates of costs to complete projects;
- changes in trade, monetary and fiscal policies worldwide;
- compliance with laws and regulations relating to our global operations;
- currency fluctuations;
- war and/or terrorist attacks on facilities either owned or where equipment or services are or may be provided;
- interruptions to shipping lanes or other methods of transit;
- outcomes of pending and future litigation, including litigation regarding our liability for damages and insurance coverage for asbestos exposure;
- protection and validity of our patents and other intellectual property rights;
- increasing competition by foreign and domestic companies;
- compliance with our debt covenants;
- recoverability of claims against our customers and others by us and claims by third-parties against us; and
- changes in estimates used in our critical accounting policies.

Other factors and assumptions not identified above were also involved in the formation of these forward-looking statements and the failure of such other assumptions to be realized, as well as other factors, may also cause actual results to differ materially from those projected. Most of these factors are difficult to predict accurately and are generally beyond our control. You should consider the areas of risk described above in connection with any forward-looking statements that may be made by us.

We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any additional disclosures we make in proxy statements, quarterly reports on Form 10-Q, annual reports on Form 10-K and current reports on Form 8-K filed with the Securities and Exchange Commission.

Overview

We operate through two business groups — the Global Engineering & Construction Group, which we refer to as our Global E&C Group, and our Global Power Group. In addition to these two business groups, we also report corporate center expenses and expenses related to certain legacy liabilities, such as asbestos, in the Corporate and Finance Group, which we refer to as the C&F Group.

Since 2007, we have been exploring strategic acquisitions within the engineering and construction industry to complement or expand on our technical capabilities or access to new market segments. We may also decide to explore small size acquisitions within the power industry to complement our product offering. However, there is no assurance that we will consummate any acquisitions.

Fiscal Year 2007 Results

We earned record net income in fiscal year 2007, driven primarily by the strong operating performance from both our Global E&C Group and our Global Power Group. Our net income for fiscal year 2007 was $393,900, which included the following after-tax amounts: gains of $13,500 on the settlement of coverage litigation with certain asbestos insurance carriers and a net charge of $7,400 reflecting the revaluation of our asbestos liability and related asset resulting primarily from increased asbestos defense costs projected through year-end 2022 and for the addition of another year to our rolling 15-year asbestos liability estimate.

Highlights for fiscal year 2007 included the following:

- Our consolidated operating revenues increased 46.1% to $5,107,200, as compared to fiscal year 2006, reflecting greater business activity in both our Global E&C Group and our Global Power Group.
- Our consolidated new orders, measured in terms of future revenues, increased 81.6% to $8,882,800, as compared to fiscal year 2006.
- Our consolidated backlog of unfilled orders, measured in future revenues, as of December 28, 2007 increased 73.4% to $9,420,400, as compared to December 29, 2006.
- Our consolidated backlog, measured in terms of Foster Wheeler scope (as defined below), as of December 28, 2007 increased 30.3% to $3,294,600, as compared to December 29, 2006.
- We generated net cash from operations of $425,200 and ended the year with record total cash, restricted cash and short-term investments of $1,069,500.
- E&C man-hours in backlog (in thousands) as of December 28, 2007 were 13,400, as compared to 11,600 as of December 29, 2006.

Challenges and Drivers

Our primary operating focus continues to be booking quality new business and executing our contracts well. The global markets in which we operate are largely dependent on overall economic growth and the resultant demand for oil and gas, electric power, petrochemicals and refined products. These markets continued to be strong in 2007, which in turn continued to stimulate investment in new and expanded plants by our clients. We expect sustained market demand in 2008. Therefore, attracting and retaining qualified technical personnel to execute the existing backlog of unfilled orders and future bookings will continue to be a management priority.

The Global E&C Group's new orders increased 86.0% to $6,874,600 in fiscal year 2007, compared to fiscal year 2006. We expect that capital investments in the markets served by our Global E&C Group, including the chemical, petrochemical, oil refining, liquefied natural gas, which we refer to as LNG, and upstream oil and gas industries, will remain strong in 2008. As a result, we also expect the demand for the services and equipment supplied by engineering and construction contractors such as us to remain strong in 2008.

The Global Power Group's new orders increased 67.8% to $2,008,200 in fiscal year 2007, compared to fiscal year 2006. We believe that the global power markets have strengthened and that there are significant growth opportunities in 2008 in the power markets we serve, such as solid fuel-fired boilers, boiler services, boiler environmental products and boiler-related construction services.

We believe that we are well positioned to compete in both our Global E&C Group and Global Power Group markets during 2008. The challenges and drivers for each of our Global E&C Group and our Global Power Group are discussed in more detail in the section entitled, "Business Segments," within this Item 7.

Results of Operations:

Operating Revenues:

	For the Year Ended		
	December 28, 2007	December 29, 2006	December 30, 2005
Amount	$5,107,243	$3,495,048	$2,199,955
$ Change	1,612,195	1,295,093	
% Change	46.1%	58.9%	

The increase in operating revenues in fiscal year 2007, compared to fiscal year 2006, reflects our success in meeting the strong market demand in both our Global E&C Group and our Global Power Group (please refer to the section entitled, "Business Segments," within this Item 7 and in Note 17 to the consolidated financial statements included in this annual report on Form 10-K for further information). However, $848,300 of the fiscal year 2007 increase results from an increase, versus fiscal year 2006, in flow-through revenues and costs on projects executed by our Global E&C Group. Flow-through revenues and costs result when we are performing an engineering or construction contract and purchase materials, equipment or subcontractor services on behalf of our customer on a reimbursable basis with no profit added to the cost of the materials, equipment or subcontractor services. Flow-through revenues and costs do not impact contract profit or net earnings, but increased amounts of flow-through revenues have the effect of reducing our reported profit margins as a percent of operating revenues.

Operating revenues increased in fiscal year 2006, versus fiscal year 2005, driven by our ability to address the strong market activity in both the Global E&C Group and Global Power Group. Included in the increase of fiscal year 2006 operating revenues, compared to fiscal year 2005, are flow-through revenues of $289,400 from our Global E&C Group.

Contract Profit:

	For the Year Ended		
	December 28, 2007	December 29, 2006	December 30, 2005
Amount	$744,321	$507,787	$346,342
$ Change	236,534	161,445	
% Change	46.6%	46.6%	

Contract profit is computed as operating revenues less cost of operating revenues. The increase in contract profit in fiscal year 2007, compared to fiscal year 2006, primarily reflects a significant increase in the volume of revenues, excluding the flow-through revenues described above, and increased margins earned in both our Global E&C Group and our Global Power Group, partially offset by a $30,000 charge on a Global Power Group legacy project.

The increase in contract profit for fiscal year 2006, compared to fiscal year 2005, primarily reflects the significant increase in volume of revenues described above in both our Global E&C Group and our Global Power Group, and from increased margins earned by our Global E&C Group, partially offset by certain project write-downs in the Global Power Group.

Please refer to the section entitled, "Business Segments," within this Item 7 for further information.

Selling, General, and Administrative (SG&A) Expenses:

	For the Year Ended		
	December 28, 2007	December 29, 2006	December 30, 2005
Amount	$246,237	$225,330	$216,691
$ Change	20,907	8,639	
% Change	9.3%	4.0%	

SG&A expenses include the costs associated with general management, sales pursuit, including proposal expenses, and research and development costs. The increase in SG&A expenses in fiscal year 2007, compared to fiscal year 2006, results primarily from increases in sales pursuit costs of $10,300, general overhead costs of $7,400 and research and development costs of $3,200. The increases result primarily from the increased volume of business in fiscal year 2007, which drove an increase in the number of technical personnel as well as non-technical support staff and related costs.

The increase in SG&A expenses in fiscal year 2006, compared to fiscal year 2005, results primarily from increases in general overhead costs of $23,800 and research and development costs of $100, which were partially offset by a decrease in sales pursuit costs of $15,300. The increase in general overhead results primarily from $3,200 of severance costs in fiscal year 2006 in our domestic and European Global Power Group businesses, $7,600 of additional non-cash equity-based compensation expense in fiscal year 2006 resulting primarily from the adoption of Statement of Financial Accounting Standard, or SFAS, No. 123R, "Share-Based Payment," a $6,200 increase in personnel costs including an increase in related short-term incentive expense, and $2,800 from costs associated with the wind down of our Canadian operations. The decline in sales pursuit costs reflects, in part, a reduction in the number of major lump-sum turnkey proposals during fiscal year 2006.

Other Income:

	For the Year Ended		
	December 28, 2007	December 29, 2006	December 30, 2005
Amount	$61,410	$48,610	$54,847
$ Change	12,800	(6,237)	
% Change	26.3%	(11.4)%	

Other income in fiscal year 2007 consists primarily of $37,300 in equity method earnings generated from our investments, primarily from our minority ownership interests in build, own, and operate projects in Italy and Chile (as described further in Note 5 to the consolidated financial statements in this annual report on Form 10-K), a $6,600 gain on a real estate investment, a $9,400 gain recognized at our Camden, New Jersey waste-to-energy facility from the State of New Jersey's payment on the project's debt and $1,500 of investment income.

Other income in fiscal year 2006 consists primarily of $29,300 in equity method earnings generated from our investments, primarily from minority ownership interests in build, own, and operate projects in Italy and Chile (as described further in Note 5 to the consolidated financial statements in this annual report on Form 10-K), a $1,000 gain on the sale of a previously closed manufacturing facility in Dansville, New York, a $9,200 gain recognized at our Camden, New Jersey waste-to-energy facility from the State of New Jersey's payment on the project's debt and $600 of investment income. In the third quarter of 2006, the majority owners of certain of the Italian projects sold their interests to another third-party. Prior to this sale, our equity in the net earnings of these projects was reported on a pretax basis in other income and the associated taxes were reported in the provision for income taxes because we and the other partners elected pass-through taxation treatment of the projects under local law. As a direct result of the ownership change arising from the sale, the subject entities are now precluded from electing pass-through taxation treatment. As a result, commencing in fiscal year 2006, our equity in the after-tax earnings of these projects is reported in other income. This change reduced other income and the provision for taxes by $8,600 in fiscal year 2006.

Other income in fiscal year 2005 consists primarily of $30,600 in equity method earnings generated from our investments, primarily from minority ownership interests in build, own, and operate projects in Italy and Chile (as described further in Note 5 to the consolidated financial statements in this annual report on Form 10-K), a $1,500 gain recognized in the United Kingdom on the sale of an investment, a $9,000 gain recognized at our Camden, New Jersey waste-to-energy facility from the State of New Jersey's payment on the project's debt and $1,300 of investment income.

Other Deductions:

	For the Year Ended		
	December 28, 2007	December 29, 2006	December 30, 2005
Amount	$45,540	$45,453	$36,529
$ Change	87	8,924	
% Change	0.2%	24.4%	

Other deductions in fiscal year 2007 consists primarily of $3,600 of bank fees, $20,500 of legal fees, $800 of consulting fees, $2,600 of foreign exchange losses, $1,500 of tax penalties and accrued penalties on unrecognized tax benefits and a $10,100 provision for dispute resolution and environmental remediation costs.

Other deductions in fiscal year 2006 consists primarily of $7,200 of bank fees, $17,300 of legal fees, $4,800 of consulting fees, $1,700 of foreign exchange losses, a $6,400 provision for dispute resolution and environmental remediation costs and a $4,100 charge for tax penalties, partially offset by $(1,300) of bad debt recovery.

Other deductions in fiscal year 2005 consists primarily of $8,800 of bank fees, $3,500 of which was associated with a prior senior credit facility, $12,800 of legal fees, $2,700 of foreign exchange losses, $4,200 of environmental costs and $1,400 in charges related to the common share purchase warrants offers that we commenced in December 2005, partially offset by $(6,700) of bad debt recovery.

Interest Income:

	For the Year Ended		
	December 28, 2007	December 29, 2006	December 30, 2005
Amount	$35,627	$15,119	$8,876
$ Change	20,508	6,243	
% Change	135.6%	70.3%	

The increase in interest income in fiscal year 2007, compared to fiscal year 2006, resulted primarily from a higher average cash and cash equivalents balance with additional benefits from higher interest rates and investment yields.

The increase in interest income in fiscal year 2006, compared to fiscal year 2005, resulted primarily from a higher average cash and cash equivalents balance.

Interest Expense:

	For the Year Ended		
	December 28, 2007	December 29, 2006	December 30, 2005
Amount	$19,855	$ 24,944	$50,618
$ Change	(5,089)	(25,674)	
% Change	(20.4)%	(50.7)%	

The decrease in interest expense in fiscal year 2007, compared to fiscal year 2006, reflects the benefits of our debt reduction initiatives completed in the second quarter of 2006.

The decrease in interest expense in fiscal year 2006, compared to fiscal year 2005, reflects the benefits of our debt reduction initiatives completed in the second quarter of 2006 and the latter half of fiscal year 2005.

Please refer to Note 6 to the consolidated financial statements in this annual report on Form 10-K for more information.

Minority Interest in Income of Consolidated Affiliates:

	For the Year Ended		
	December 28, 2007	December 29, 2006	December 30, 2005
Amount	$5,577	$4,789	$4,382
$ Change	788	407	
% Change	16.5%	9.3%	

Minority interest in income of consolidated affiliates reflects third-party ownership interests in the results of our Global Power Group's Martinez, California gas-fired cogeneration facility and our manufacturing facilities in Poland and the People's Republic of China. The change in minority interest in income of consolidated affiliates is based upon changes in the underlying earnings of the subsidiaries. The increase in minority interest in income of consolidated affiliates for 2007 primarily reflects higher plant availability in 2007 at the Martinez facility. This facility was shut down for two repair outages during 2006.

Net Asbestos-Related Gains/(Provision):

	For the Year Ended		
	December 28, 2007	December 29, 2006	December 30, 2005
Amount	$ 6,145	$100,131	$(113,680)
$ Change	(93,986)	213,811	
% Change	(93.9)%	N/M	

N/M — not meaningful.

In fiscal year 2007, the net asbestos-related gain results from gains of $13,500 on the settlement of coverage litigation with certain asbestos insurance carriers, which were partially offset by a net charge of $7,400 on the revaluation of our asbestos liability and related asset resulting primarily from increased asbestos defense costs projected through year-end 2022 and for the addition of another year to our rolling 15-year asbestos liability estimate.

The net asbestos-related gain in fiscal year 2006 results primarily from asbestos-related insurance settlement gains of $96,200 and a gain of $19,500 on our successful appeal of a New York state trial court decision that previously had held that New York, rather than New Jersey, law applies in the coverage litigation with our subsidiaries' insurers, partially reduced by a charge of $15,600 reflecting the revaluation of our asbestos liability and related asset resulting from increased asbestos defense costs projected through year-end 2021 and for the addition of another year to our rolling 15-year asbestos liability estimate.

The net asbestos-related provision in fiscal year 2005 results from the revaluation of our estimated asbestos indemnity and defense costs liability and our estimated asbestos insurance receivable.

Please refer to Note 19 to the consolidated financial statements in this annual report on Form 10-K for more information.

Prior Domestic Senior Credit Agreement Fees and Expenses:

	For the Year Ended		
	December 28, 2007	December 29, 2006	December 30, 2005
Amount	$ —	$14,955	$ —
$ Change	(14,955)	14,955	
% Change	(100.0)%	N/M	

N/M — not meaningful.

Our prior domestic senior credit agreement fees and expenses resulted from the voluntary replacement of our prior domestic senior credit agreement with a new domestic senior credit agreement in October 2006. We were required to pay a prepayment fee of $5,000 as a result of the early termination of our prior agreement along with $500 in other termination fees and expenses. The early termination also resulted in the impairment of $9,500 of unamortized fees and expenses paid in 2005 associated with this agreement. In total, we recorded a charge of $15,000 in fiscal year 2006 in connection with the termination of our prior domestic senior credit agreement.

Loss on Debt Reduction Initiatives:

	For the Year Ended		
	December 28, 2007	December 29, 2006	December 30, 2005
Amount	$ —	$ 12,483	$58,346
$ Change	(12,483)	(45,863)	
% Change	(100.0)%	(78.6)%	

The loss on debt reduction initiatives in fiscal year 2006 results from the debt reduction activities completed in the second quarter of 2006. The charge to income reflects a loss of $8,200 on the exchange transaction for our 2011 senior notes resulting primarily from the difference between the fair market value of the common shares issued and the carrying value of our 2011 senior notes exchanged, a loss of $3,900 on the redemption of our 2011 senior notes resulting primarily from a make-whole premium payment, and a loss of $200 on the redemptions of our trust preferred securities and our convertible notes resulting primarily from the write-off of deferred charges. The loss on the debt reduction initiatives for fiscal 2006 was offset by an improvement in shareholders' equity/(deficit) of $58,800, resulting from the issuance of our common shares.

The loss on debt reduction initiatives in fiscal year 2005 results from our trust preferred securities exchange offer consummated in August 2005 and our 2011 senior notes exchange offer consummated in November 2005, which resulted in charges to income of $41,500 and $16,800, respectively. The charges were offset by an aggregate improvement in shareholders' equity/(deficit) of $297,000. The charges, which were substantially non-cash, reflect the differences between the carrying values of the debt and the market prices of the common shares on the closing dates of the exchanges.

Please refer to Note 6 to the consolidated financial statements in this annual report on Form 10-K for more information.

Provision for Income Taxes:

	For the Year Ended		
	December 28, 2007	December 29, 2006	December 30, 2005
Amount	$136,420	$81,709	$39,568
$ Change	54,711	42,141	
% Change	67.0%	106.5%	

Our effective tax rate can fluctuate significantly from period to period and may differ significantly from the U.S. federal statutory rate as a result of the fact that most of our operating units are profitable and are recording a provision for non-U.S., national and/or local income taxes, while others are unprofitable and are unable to recognize a tax benefit for losses. SFAS No. 109, "Accounting for Income Taxes," requires us to reduce our deferred tax benefits by a valuation allowance when, based upon available evidence, it is more likely than not that the tax benefit of losses (or other deferred tax assets) will not be realized in the future. In periods when operating units subject to a valuation allowance generate pretax earnings, the corresponding reduction in the valuation allowance favorably impacts our effective tax rate.

Our effective tax rate is, therefore, dependent on the location and amount of our taxable earnings and the effects of changes in valuation allowances. Compared to the U.S. statutory rate of 35%, our effective tax rate for fiscal year 2007 was lower because of non-U.S. earnings being taxed at rates lower than the U.S. statutory rate and because of earnings in jurisdictions where we have previously recorded a full valuation allowance. These variances were partially offset by losses in certain other jurisdictions for which no benefit is recognized (a valuation allowance is established) and other permanent differences.

Compared to the U.S. statutory rate of 35%, our effective tax rate for fiscal year 2006 was lower because of non-U.S. earnings being taxed at rates lower than the U.S. statutory rate and because of earnings in jurisdictions where we have previously recorded a full valuation allowance (primarily the United States). These variances were partially offset by losses in certain other non-U.S. jurisdictions for which no benefit is recognized (a valuation allowance is established) and because of other permanent differences. We monitor valuation allowances against deferred tax assets in jurisdictions where valuation allowances were established in previous years. As we currently have positive earnings in most jurisdictions, we evaluate on a quarterly basis the need for the valuation allowances against deferred tax assets in those jurisdictions. Such evaluation includes a review of all available evidence, both positive and negative, in determining whether a valuation allowance is necessary.

For statutory purposes, the majority of the U.S. federal tax benefits, against which valuation allowances have been established, do not expire until fiscal year 2024 and beyond, based on current tax laws.

As described further under "Application of Critical Accounting Estimates" within this Item 7, we adopted the provisions of Financial Accounting Standards Board, or FASB, Interpretation No. 48, "Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109, Accounting for Income Taxes," on December 30, 2006, the first day of fiscal year 2007.

EBITDA:

	For the Year Ended		
	December 28, 2007	December 29, 2006	December 30, 2005
Amount	$591,840	$399,514	$8,652
$ Change	192,326	390,862	
% Change	48.1%	4517.6%	

EBITDA for fiscal year 2007 reflects increased volumes of business, sustained margins and the overall strong operating performances by our Global E&C Group and our Global Power Group, along with $14,400 of income related to the favorable resolution of project claims and gains of $13,500 on the settlement of coverage litigation with certain asbestos insurance carriers, which were partially offset by a $30,000 charge on a Global Power Group legacy project and a net charge of $7,400 reflecting the revaluation of our asbestos liability and related asset resulting primarily from increased asbestos defense costs projected through year-end 2022 and for the addition of another year to our rolling 15-year asbestos liability estimate.

EBITDA for fiscal year 2006 includes the impact of the increased margins and volume of work being executed by our Global E&C Group and the net asbestos gains of $100,100 described above, partially offset by a $25,000 charge on the aforementioned Global Power Group legacy project, the impact of our debt reduction initiatives and the costs associated with the voluntary replacement of our prior domestic senior credit agreement.

EBITDA for fiscal year 2005 includes charges related to asbestos and to the completed equity-for-debt exchange offers. The strong operating performance in our Global E&C Group was partially offset by $50,200 of write-downs on Global Power Group projects in Europe and North America.

Please refer to the section entitled, "Business Segments," within this Item 7 for further information.

EBITDA is a supplemental financial measure not defined in generally accepted accounting principles, or GAAP. We define EBITDA as income before interest expense, income taxes, depreciation and amortization. We have presented EBITDA because we believe it is an important supplemental measure of operating performance. EBITDA, after adjustment for certain unusual and infrequent items specifically excluded in the terms of our current and prior senior credit agreements, is used for certain covenants under our current and prior senior credit agreements. We believe that the line item on the consolidated statements of operations and comprehensive income/(loss) entitled "net income/(loss)" is the most directly comparable GAAP financial measure to EBITDA. Since EBITDA is not a measure of performance calculated in accordance with GAAP, it should not be considered in isolation of, or as a substitute for, net income/(loss) as an indicator of operating performance or any other GAAP financial measure. EBITDA, as calculated by us, may not be comparable to similarly titled measures employed by other companies. In addition, this measure does not necessarily represent funds available for discretionary use and is not necessarily a measure of our ability to fund our cash needs. As EBITDA excludes certain financial information that is included in net income/(loss), users of this financial information should consider the type of events and transactions that are excluded. Our non-GAAP performance measure, EBITDA, has certain material limitations as follows:

- It does not include interest expense. Because we have borrowed money to finance some of our operations, interest is a necessary and ongoing part of our costs and has assisted us in generating revenue. Therefore, any measure that excludes interest expense has material limitations;
- It does not include taxes. Because the payment of taxes is a necessary and ongoing part of our operations, any measure that excludes taxes has material limitations; and
- It does not include depreciation and amortization. Because we must utilize property, plant and equipment and intangible assets in order to generate revenues in our operations, depreciation and amortization are necessary and ongoing costs of our operations. Therefore, any measure that excludes depreciation and amortization has material limitations.

A reconciliation of EBITDA to net income/(loss) is shown below.

	Total	Global E&C Group	Global Power Group	C&F Group[1]
For the Year Ended December 28, 2007				
EBITDA[2]	$ 591,840	$505,647	$139,177	$ (52,984)
Less: Interest expense	(19,855)			
Less: Depreciation and amortization	(41,691)			
Income before income taxes	530,294			
Provision for income taxes	(136,420)			
Net income	$ 393,874			
For the Year Ended December 29, 2006				
EBITDA[3]	$ 399,514	$323,297	$ 95,039	$ (18,822)
Less: Interest expense	(24,944)			
Less: Depreciation and amortization	(30,877)			
Income before income taxes	343,693			
Provision for income taxes	(81,709)			
Net income	$ 261,984			
For the Year Ended December 30, 2005				
EBITDA[4]	$ 8,652	$165,629	$107,266	$(264,243)
Less: Interest expense	(50,618)			
Less: Depreciation and amortization	(28,215)			
Loss before income taxes	(70,181)			
Provision for income taxes	(39,568)			
Net loss	$(109,749)			

(1) Includes general corporate income and expense, our captive insurance operation and eliminations.

(2) Includes in fiscal year 2007: increased/(decreased) contract profit of $35,100 from the regular re-evaluation of contract profit estimates: $54,500 in our Global E&C Group and $(19,400) in our Global Power Group; a charge of $(7,400) in our C&F Group reflecting the revaluation of our asbestos liability and related asset resulting primarily from increased asbestos defense costs projected through year-end 2022 and for the addition of another year to our rolling 15-year asbestos liability estimate; and gains of $13,500 on the settlement of coverage litigation with certain asbestos insurance carriers recorded in our C&F Group.

(3) Includes in fiscal year 2006: (decreased)/increased contract profit of $(5,700) from the regular re-evaluation of contract profit estimates: $14,700 in our Global E&C Group and $(20,400) in our Global Power Group; a charge of $(15,600) in our C&F Group reflecting the revaluation of our asbestos liability and related asset; net asbestos-related gains of $115,700 recorded in our C&F Group primarily from settlement of coverage litigation with certain asbestos insurance carriers; an aggregate charge of $(15,000) recorded in our C&F Group in conjunction with the voluntary termination of our prior domestic senior credit agreement; and a net charge of $(12,500) recorded in our C&F Group in conjunction with the debt reduction initiatives completed in April and May 2006.

(4) Includes in fiscal year 2005: increased contract profit of $99,600 from the regular re-evaluation of contract profit estimates: $66,300 in our Global E&C Group and $33,300 in our Global Power Group; a charge of $(113,700) in our C&F Group on the revaluation of our estimated asbestos liability and asbestos insurance receivable; credit agreement costs in our C&F Group associated with our prior senior credit facility of $(3,500); and an aggregate charge of $(58,300) in our C&F Group recorded in conjunction with the exchange offers for our trust preferred securities and our 2011 senior notes.

Business Segments

We use several financial metrics to measure the performance of our business segments. EBITDA, as discussed and defined above, is the primary earnings measure used by our chief operating decision maker.

Global E&C Group

	For the Year Ended		
	December 28, 2007	December 29, 2006	December 30, 2005
Operating revenues	$3,681,259	$2,219,104	$1,471,948
$ Change	1,462,155	747,156	
% Change	65.9%	50.8%	
EBITDA	$ 505,647	$ 323,297	$ 165,629
$ Change	182,350	157,668	
% Change	56.4%	95.2%	

Results

The increase in operating revenues in fiscal year 2007, compared to fiscal year 2006, reflects increased volumes of work at all of our Global E&C Group operating units. Major projects in North America, South America, Asia, Australasia, Europe and the Middle East in the oil and gas, refining, chemical/petrochemical and LNG industries led the increase in activities.

The increase in EBITDA in fiscal year 2007, compared to fiscal year 2006, results primarily from the increased volumes of work at our Global E&C Group operating units and sustained margins, excluding the impact of flow-through revenues. We increased our direct technical manpower, which includes agency workforce, by 21% in fiscal year 2007, primarily in our Asian, North American and United Kingdom offices, to continue to address growing market opportunities. We plan to continue to expand our operational capacity in 2008 through the combination of organic growth and selective acquisitions.

The increase in operating revenues in fiscal year 2006, compared to fiscal year 2005, reflects increased volumes of work at all of our Global E&C Group operating units. Major projects in Australasia, Europe, the Middle East and South America in the oil and gas, refining, and chemical/petrochemical industries led the increase in activities.

The increase in EBITDA in fiscal year 2006 results primarily from the increased volumes of work and improved margins at all of our Global E&C operations. We increased our direct technical manpower, which includes agency workforce, by 47% in fiscal year 2006, primarily in our Asian, North American, and United Kingdom offices, to help capture the market growth.

Overview of Segment

We expect sustained demand for oil and gas, petrochemicals and refined products that stimulated investment in new and expanded plants over the last 12 to 24 months to continue in 2008. While our business has not been impacted to date by the U.S. credit crunch resulting from the sub-prime mortgage crisis, the full impact on the U.S. and global economy has yet to be fully established and therefore the possibility remains that credit conditions, as well as a slowdown or recession in economic growth, could adversely affect the industries in which our clients operate and as a result, our business. However, the overall proportion of the U.S. in terms of global gross domestic product has reduced over time, with the emergence of China and India as increasingly significant contributors to global gross domestic product. While global gross domestic product growth is expected to decrease in 2008 relative to 2007, the emerging markets continue to show few signs of any growth impact from recent financial and economic volatility and we believe that the downside risks may be mitigated, in whole or in part, by the forecast for continued strong economic growth in emerging markets, such as China and India.

We anticipate that historically high oil prices and continued strong demand for oil will sustain the high levels of client investment in upstream oil and gas facilities that we are currently witnessing in most regions, particularly in West Africa, the Middle East, Russia and the Caspian states. We believe that rising demand for natural gas in Europe, Asia and the United States, combined with a shortfall in indigenous production, will continue to act as a stimulant to the LNG business. Although LNG demand continues to grow strongly, the pace at which new liquefaction train construction projects have received approval to proceed has slowed over the last two or three years. We believe this indicates that significant additional liquefaction capacity over and above the approved projects will need to be developed.

We believe that the global refining system is currently running at very high utilization rates and that global demand for transportation fuels will be sustained, especially jet fuel/kerosene and middle distillates (primarily diesel). Additionally, the price differential between heavier, higher-sulfur crude oil and lighter, sweeter crudes remains higher than the historic average. All of these factors are continuing to stimulate refinery investment, particularly to enable refiners to process the higher-sulfur crudes and to upgrade lower-value refinery residue to higher-value transportation fuels and we expect to see continued investment in these projects. We have considerable experience and expertise in this area, including our proprietary delayed coking technology, which enables refineries to upgrade lower quality crude oil or refinery residue to high value refined products such as transportation fuels. We are currently executing a significant number of delayed coking projects, including feasibility studies, front-end engineering and design, or FEED, contracts, delayed coking technology license agreements, engineering, procurement and construction supervision contracts and full engineering, procurement and construction contracts. These projects are located in North America, South America, Asia, Europe, and the Middle East. The subsequent phases of some of these projects offer us further opportunities. We believe that the majority of new investment in coking will take place in regions such as Asia where investment in residue upgrading has not previously been a prime focus for refiners.

We believe that refining capacity will continue to be added through the development of grassroots refineries, notably in the Middle East, India and China. Significant upgrades and expansions continue to be planned or are underway at existing refineries in many regions. Clean fuel programs are also being implemented to meet new fuel specifications for refiners' production to domestic and/or export markets. We are currently working on refining projects in the Americas, Europe, Asia and the Middle East.

In order to add value to their refinery streams and therefore improve margins, we believe that refiners are also investing in refinery/petrochemical integration. We are working on a number of integrated projects in Asia and the Middle East.

Investment in petrochemical plants began to rise sharply in 2004 in response to strong growth in demand. The majority of this investment has been centered in Asia and the Middle East. We are seeing continued strong demand supporting further new investment in these regions, which we expect to continue throughout 2008. We are also seeing investment in specialty chemicals, particularly in the Middle East, stimulated by governmental desire to further diversify their economies to lessen their dependence on crude oil exports and to provide sustained employment for their growing young populations. We continue to execute several major petrochemical contracts and expect to secure new petrochemicals business throughout 2008.

While the outlook for oil and gas, refining and petrochemicals in 2008 remains positive, we are seeing that, as the demand and cost for engineering and construction services, materials and equipment and commodities continues to rise, some companies are electing to commit to only partial or staged investments, to reduce the scope of their investments, or to postpone or cancel investments, until the market slows. As we work with our clients in the early study and front-end design phases of their projects, we are helping some of them develop a revised project that meets their investment parameters, develop a staged investment plan, or revise the scope of or configuration of their original project so that they are able to obtain approval to proceed with their investment. In addition, as discussed above, we believe the full impact of the U.S. credit crunch resulting from the sub-prime mortgage crisis has yet to be fully realized. There are a number of substantial downside risks to the global economic growth forecasts for 2008.

Investment in new pharmaceutical production facilities has slowed since 2003. We believe this is attributable to a range of factors including industry cost pressure. Investment has focused on plant rationalization, upgrading and improvement projects rather than on major new greenfield production facilities and on biotechnology facilities. There are now indications of some renewed interest in more significant plant investment in the key pharmaceutical investment hubs — Singapore, the U.S., Ireland and Puerto Rico.

Global Power Group

	For the Year Ended		
	December 28, 2007	December 29, 2006	December 30, 2005
Operating revenues	$1,425,984	$1,275,944	$728,024
$ Change	150,040	547,920	
% Change	11.8%	75.3%	
EBITDA	$ 139,177	$ 95,039	$107,266
$ Change	44,138	(12,227)	
% Change	46.4%	(11.4)%	

Results

The increase in operating revenues in fiscal year 2007, as compared to fiscal year 2006, results from the volume of business in our operations in North America, Europe and China.

Our Global Power Group experienced higher levels of EBITDA in fiscal year 2007, as compared to fiscal year 2006, as a result of increased volumes of business and increased margins experienced by our contracts executed in North America, Europe and China. In addition, EBITDA in fiscal year 2007 included $14,400 related to the favorable resolution of project claims. The $14,400 impacted contract profit by $9,600, interest income by $4,000 and reduced other deductions by $800. EBITDA was also adversely impacted by a $30,000 contingency taken in fiscal year 2007 on a legacy engineering, procurement and construction project in Europe. The $30,000 contingency was in addition to a $25,000 contingency established during the fourth quarter of 2006 and other write-downs and profit reversals in 2004. This project was bid in 2001 and awarded in 2002, prior to the implementation of our current system of risk management controls and our Project Risk Management Group. The two plants involved in this project are completed and have been operating, but have experienced a series of technical issues, which largely involve corrosion in the front-end of the plant, which we believe is caused by the client's use of fuel that is not within the contract specifications, as well as back-end corrosion of subcontractor-provided emissions control equipment and induction fans. The cause of the back-end corrosion, which we discovered during the second quarter of 2007 to be more extensive than previously determined, is under investigation. We have identified a technical solution to ameliorate the corrosive effects of the out-of-specification fuel, and the client is in the process of evaluating the proposed solution for the front-end corrosion. Disavowing responsibility for the fuel specification, the client has refused to pay for the cost of the corrective work and has reserved its rights against us under the contract, which could include repairing or rejecting the plants and recovering consequential damages in the event we are determined to be grossly negligent. We have advised the client that we are not responsible for the cost of corrective work to address corrosion resulting from out-of-specification fuel and anticipate having discussions with the client in the near future regarding our claim. For further information, please see Note 19 to the consolidated financial statements in this annual report on Form 10-K.

The increase in operating revenues in fiscal year 2006 over fiscal year 2005 results from execution on increased bookings that occurred largely in the latter half of 2005 and the early part of 2006 in our operations in Europe and North America.

Our Global Power Group experienced lower levels of EBITDA in fiscal year 2006, compared to fiscal year 2005. The Global Power Group's EBITDA was adversely impacted by poor performance on eight contracts resulting in approximately $54,200 of charges and lost profit opportunity in Europe and North America in fiscal year 2006; net gains of approximately $2,600 on contract dispute settlements with clients in North America that occurred in fiscal year 2005 that were not repeated in fiscal year 2006; a charge of approximately $7,100 in fiscal year 2006 associated with the wind down of our Canadian operations; and from reduced margins on projects currently being executed in Europe and North America versus several high margin contracts executed in Asia during fiscal year 2005. Included in the $54,200 of charges and lost profit opportunity is the aforementioned contingency of $25,000.

Overview of Segment

Although the solid fuel-fired boiler market remains highly competitive, we believe that there are several continuing global market forces that will positively impact our Global Power Group over the next two to three years. We believe that continued worldwide economic growth is driving power demand growth in most world regions. In addition, continued tight global natural gas and oil supplies have driven gas and oil prices upwards to historically high levels. We expect natural gas fuel price volatility to remain high over the next two to three years due to declining domestic supplies in Europe and the United States. Due to further tightening of environmental regulations, including the development and growing acceptance of global greenhouse gas regulation, we expect continued growth in demand for products and services in the area of environmental retrofitting, such as selective non-catalytic and catalytic NOx reduction systems, over-fire air systems, coal/air balancing systems and coal mill upgrade equipment. We believe that the combined effect of these factors will have a positive impact on the demand for our products and services, such as new utility and industrial solid fuel boilers, boiler services, boiler environmental products and boiler-related construction services.

While our Global Power Group has not been impacted to date by the U.S. credit crunch resulting from the sub-prime mortgage crisis, the full impact on the U.S. and global economy has yet to be fully established and therefore the possibility remains that credit conditions, as well as a slowdown or recession in economic growth, could adversely affect the industries in which our clients operate and as a result, our business. Our Global Power Group is dependant on the U.S. market as U.S. clients represent a significant portion of our Global Power Group business. In addition, although we believe that our Global Power Group is well-positioned to offer our clients solutions, such as supercritical PC boilers and CFB boilers capable of utilizing bio-mass and recycled fuels, which can help address increasing greenhouse gas regulations, regulation in this area is still developing in several geographies in which we and our clients operate. Such regulations could negatively impact client investments in capital projects, which could negatively impact the market for our manufactured products and certain of our services, and also could negatively affect the operations and profitability of our own electric power plants. This could materially adversely affect our business, financial conditions, results of operations and cash flows.

North America

In North America, we believe the declining generating capacity reserves across the region, coupled with persistent historically high oil and natural gas pricing, is spurring market growth for large coal utility boilers. However, we are also seeing escalating plant costs and the concern for greenhouse gas emissions having a growing impact on this market.

We believe plant price escalation is driven by the historically high demand for utility steam power plants globally and is a result of strained supply of some key components needed to build the new plants, such as steel, cement and labor. As in most markets, we believe price will have a dampening or smoothing effect to the up and down swings of this market.

To capitalize on this business opportunity, our Global Power Group is actively marketing large-scale supercritical boiler technology in its key geographic markets as part of our utility boiler product portfolio. We have been successful in securing two projects based on supercritical technology: (i) a project, awarded in 2006 and planned to be commercially operational by 2009, in Poland where we will be supplying the world's first supercritical circulating fluidized-bed, or CFB, boiler that will utilize Siemens advanced BENSON vertical tube supercritical steam technology and (ii) a project, awarded in 2007 and planned to be commercially operational by 2010, for the design and supply, or D&S, of a supercritical once-through pulverized-coal, or PC, steam boiler for a coal-fired generating facility located in West Virginia. This D&S project will be the first application of Siemens advanced BENSON vertical tube supercritical steam technology to a PC boiler. We believe that we can leverage these key wins to further grow our position in the supercritical utility boiler market for both PC and CFB boilers.

In anticipation of future greenhouse gas regulation, we are actively involved in developing oxy-combustion boiler technology designed to provide a practical solution to producing a concentrated stream of carbon-dioxide, or CO_2, from a coal power plant. This CO_2 stream could then be transported to a storage location in the most cost effective manner. To support the development and commercialization of this new technology, we have entered into two separate alliance agreements. One is with a large industrial gas company which allows us to co-pursue and develop specific key demonstration projects. Together we believe that we form a strong technology team for the successful development of the technology. In addition, we have entered into an alliance agreement with another organization to support the development of an oxy-combustion pilot testing facility to be built in Spain.

From the industrial sector, we are seeing growth in the solid fuel industrial boiler market, driven by historically high oil and natural gas pricing. These boilers offer industrial clients an attractive economic solution to supply their energy needs by utilizing low cost biomass and other solid opportunity fuels. Many of these fuels also carry governmental tax credits and other financial incentives to encourage their use as renewable fuels, making them more attractive to both the industrial and utility power sectors. We believe that our leading CFB technology is well positioned to serve this market segment due to its ability to burn "difficult-to-burn" fuels, its outstanding fuel flexibility and its excellent environmental performance, compared to other solid fuel.

The United States' Environmental Protection Agency's, or EPA's, Clean Air Interstate Rule, which became effective during 2005, as well as the continued settlements of earlier New Source Review lawsuits brought against a number of utilities by the EPA, continue to drive a strong retrofit pollution control market, including add-on pollution control systems, such as low NOx combustion systems, selective catalytic reduction systems and flue gas desulphurization systems. We believe this market trend will benefit sales of our environmental products. We also believe that, due to reducing capacity margins (which represent the amount of unused available electric generating capacity as a percentage of total electric capacity), coal-fired power plants for independent power producers and utilities are operating at greater capacity to produce more electricity, which, in turn, is spurring maintenance investment by owners. We also see evidence that owners are making larger capital investments in these plants to extend their useful lives. We believe these factors are helping to maintain a strong boiler service market, which should benefit our boiler service business.

Europe

We believe that many of the same market forces discussed above are resulting in similar beneficial market trends for our Global Power Group business in Europe. We believe that declining power capacity reserves across the region, coupled with persistent historically high oil and natural gas pricing, are spurring market growth for large utility coal boilers (greater than 500 megawatt-electric unit size). Similar to the market in North America, we are also seeing escalating plant costs and the concern for greenhouse gas emissions having a growing impact on restraining this market.

Due to Europe's historical preference for high efficiency coal-fired power plants and active greenhouse gas regulation for power plants (such as Europe's emissions trading scheme, which became effective in 2005), we believe supercritical boiler technology will continue to be the preference in the European utility boiler market sector. We believe that, with the supercritical CFB and PC boiler projects described above, we are well positioned to pursue this market sector by offering both PC and CFB-type supercritical boilers. Historically, PC boiler technology has been the only combustion technology choice for the supercritical utility boiler market segment globally. However, we believe that supercritical CFB boiler technology has the potential to penetrate the supercritical utility boiler market and to shift a portion of the market away from PC to CFB-type boilers, especially for non-premium solid fuels such as lignite, brown coals and waste coals. Since we expect to be the first boiler supplier with an operational supercritical CFB reference plant (which is expected to be commissioned in 2009), we believe we are well positioned to pursue this market opportunity.

From the industrial sector, driven by increasing power prices and historically high oil and natural gas pricing, we are seeing growth in the solid fuel industrial power market, which is benefiting sales of our industrial boilers. The European Union, or EU, has established regulation and incentive programs to encourage the use of biomass and other waste fuels, which we believe is spurring growth both in the industrial and utility sectors for our CFB boilers market. The EU's landfill and waste recycling directives (which became effective in 2004) have opened a new market for our CFB boilers firing refuse-derived fuels. The EU's Large Combustion Plant Directive, or LCPD (which has governed the emission regulation of utility power plants in Europe over the last five years and continues to be revised to enforce even tighter emission standards), is expected to drive growth in the retrofit pollution control market, which should benefit our environmental products business. Due to the LCPD's relatively mild first step reduction goals, we do not expect to see significant growth until after 2008 when the second phase of the program calls for tighter emission limits. Finally, coal power plants for independent power producers and utilities in Europe are operating at greater capacity to produce more electricity spurring maintenance and life extension investment by owners. Similar to the United States, reduced capacity margins are driving this market, which is having a positive effect on the volume of our boiler service sales.

Asia

In Asia, we believe that high economic growth continues to drive strong power demand growth and demand for new power capacity. We believe that the region's historically high coal use, now coupled with historically high world oil and natural gas pricing, will likely continue to drive growth for coal-fueled utility and industrial boilers in the region. The region contains some of the world's largest utility and industrial boiler markets, such as China and India, offering opportunities to our Global Power Group businesses. Historically, it has been difficult for foreign companies to penetrate these markets due to national trade policies and client preference for local companies. To maximize our opportunities, we are continuing our licensing strategy, which allows us to gain access to these closed markets while also expanding our capacity and resources through our licensees allowing us to expand further in the global market place. Due to the region's growing environmental awareness, including CO_2 and its link to global warming, we see opportunities for our entire new boiler line from small industrial boilers to large utility supercritical boilers, as well as for our environmental retrofit products (such as low NOx combustion systems and coal pulverizers). Finally, reduced spare capacity margins are also resulting in coal power plants for independent power producers and utilities operating at higher operating rates to produce more electricity, which in turn spurs maintenance and life extension investment by owners, offering further opportunity for our boiler services.

Liquidity and Capital Resources

Fiscal Year 2007 Activities

As of December 28, 2007, we had a record amount of cash and cash equivalents, short-term investments and restricted cash totaling $1,069,500, compared to $630,000 as of December 29, 2006. The increase results from cash provided by operations of $425,200, cash provided by financing activities of $38,200, favorable exchange rate changes on cash and cash equivalents of $20,200, partially offset by cash used in investing activities of $46,000. Of the $1,069,500 total at December 28, 2007, $819,400 was held by our foreign subsidiaries and $20,900 was represented by restricted cash. Please refer to Note 1 to the consolidated financial statements in this annual report on Form 10-K for additional details on cash and restricted cash balances.

Cash provided by operations was $425,200 in fiscal year 2007, compared to $263,700 and $50,800 of cash provided by operations in fiscal years 2006 and 2005, respectively. The cash provided by operations in fiscal year 2007 was attributable primarily to our strong operating performance, partially offset by making $45,000 of mandatory and discretionary contributions to our domestic pension plan and funding $19,000 of asbestos liability indemnity payments and defense costs. The cash provided by operations in fiscal years 2006 and 2005 resulted from increased margins and volumes of business from the international operations of our Global E&C Group. Our working capital varies from period to period depending on the mix, stage of completion and commercial terms and conditions of our contracts. Working capital in our Global E&C Group tends to rise as the workload of reimbursable contracts increases since services are rendered prior to billing clients while working capital tends to decrease in our Global Power Group when the workload increases as cash tends to be received prior to ordering materials and equipment.

Cash used in investing activities was $46,000 in fiscal year 2007, compared to $25,600 of cash used in investing activities in fiscal year 2006 and $63,600 of cash provided by investing activities in fiscal year 2005. The cash used in investing activities in fiscal year 2007 was attributable primarily to capital expenditures of $51,300 (which includes $13,800 of expenditures in FW Power S.r.l. as we continue construction of an electric power generating wind farm project in Italy), a $1,500 purchase of a Finnish company that owns patented coal flow measuring technology and $4,800 in September 2007 related to the final payment for the 2006 purchase of the remaining 51% interest of FW Power S.r.l., partially offset by a $6,300 distribution from our unconsolidated affiliates and proceeds from the sale of assets of $7,600. The cash used in investing activities in fiscal year 2006 was attributable primarily to capital expenditures of $30,300 and a $6,600 increase in investments in and advances to unconsolidated affiliates, partially offset by a decrease in cash subject to restrictions of $8,900 and $1,900 in proceeds from asset sales. The cash provided by investing activities in fiscal year 2005 was attributable primarily to a decrease in cash subject to restrictions of $46,200, a decrease in short-term investments of $24,400 and $4,900 in proceeds from asset sales, partially offset by capital expenditures of $10,800. The capital expenditures related primarily to project construction (see above noted FW Power S.r.l. electric power generating wind farm projects in Italy), leasehold improvements, information technology equipment and office equipment. These expenditures reflect increased spending on project construction and the increased volumes of business in fiscal years 2007 and 2006. The increase in capital expenditures over the three year period has been driven primarily by our Global E&C Group, with particular increases driven by operations in Asia, Continental Europe and the United Kingdom. Our Global Power Group capital expenditure increase was driven by our China operations with the expansion of our manufacturing facility and office relocation. For further information on capital expenditures by segment, please see Note 17 to the consolidated financial statements in this annual report on Form 10-K.

Cash provided by financing activities was $38,200 in fiscal year 2007, compared to $500 of cash provided by financing activities in fiscal year 2006 and $41,500 of cash used in financing activities in fiscal year 2005. The cash provided by financing activities in fiscal year 2007 reflects primarily stock option and warrant proceeds and proceeds from the issuance of special-purpose limited recourse project debt by FW Power S.r.l., partially offset by the repayment of debt and capital lease obligations. The cash provided by financing activities in fiscal year 2006 reflects primarily stock option and warrant proceeds, partially offset by the reduction in debt, including our 2011 senior notes, and capital lease obligations and the payment of deferred financing costs in conjunction with the senior credit agreement. The cash used in financing activities in fiscal year 2005 reflects primarily the reduction in debt and capital lease obligations and the payment of deferred financing costs in conjunction with the domestic senior credit agreement.

Outlook

Our liquidity forecasts cover, among other analyses, existing cash balances, cash flows from operations, cash repatriations from non-U.S. subsidiaries, working capital needs, unused credit line availability and claims recoveries and proceeds from asset sales, if any. These forecasts extend over a rolling 12-month period. Based on these forecasts, we believe our existing cash balances and forecasted net cash provided from operating activities will be sufficient to fund our operations throughout the next 12 months. Based on these forecasts, our primary cash needs for fiscal 2008 will be to fund working capital, capital expenditures, asbestos liability indemnity and defense costs, and acquisitions. The majority of our cash balances are invested in short-term interest bearing accounts. We continue to consider investing some of our cash in longer-term investment opportunities, including the acquisition of other entities or operations in the engineering and construction industry or power industry and/or the reduction of certain liabilities such as unfunded pension liabilities.

It is customary in the industries in which we operate to provide standby letters of credit, bank guarantees or performance bonds in favor of clients to secure obligations under contracts. We believe that we will have sufficient letter of credit capacity from existing facilities throughout the next 12 months.

Our domestic operating entities do not generate sufficient cash flows to fund our obligations related to corporate overhead expenses and asbestos-related liabilities. Consequently, we require cash repatriations from our non-U.S. subsidiaries in the normal course of our operations to meet our domestic cash needs and have successfully repatriated cash for many years. We believe we can repatriate the required amount of cash from our foreign subsidiaries and we continue to have access to the revolving credit portion of our domestic senior credit facility, if needed.

We funded $19,000 of asbestos liability indemnity payments and defense costs from our cash flows in fiscal year 2007, net of the cash received from insurance settlements. We expect to fund a total of $25,000 of the asbestos liability indemnity and defense costs from our cash flows in fiscal year 2008, net of the cash expected to be received from existing insurance settlements. This estimate assumes no additional settlements with insurance companies or elections by us to fund additional payments. As we continue to collect cash from insurance settlements and assuming no increase in our asbestos-related insurance liability or any future insurance settlements, the asbestos-related insurance receivable recorded on our balance sheet will continue to decrease.

On May 4, 2007, we executed an amendment to our domestic senior credit agreement to increase the facility by $100,000 to $450,000, to reduce the pricing on a portion of the letters of credit issued under the facility and to restore an "accordion" feature, which permits further incremental increases of up to $100,000 in total availability under the facility. We had $245,800 and $189,000 of letters of credit outstanding under our domestic senior credit agreement as of December 28, 2007 and December 29, 2006, respectively. The letter of credit fees now range from 1.50% to 1.60%, excluding a fronting fee of 0.125% per annum. We do not intend to borrow under our domestic senior revolving credit facility during 2008. A portion of the letters of credit issued under the domestic senior credit agreement have performance pricing that is decreased (or increased) as a result of improvements (or reductions) in the credit rating assigned to the domestic senior credit agreement by Moody's Investors Service and/or Standard & Poor's. However, this performance pricing is not expected to materially impact our liquidity or capital resources in 2008.

We anticipate spending €42,990 (approximately $63,300 at the exchange rate as of December 28, 2007) in FW Power S.r.L., in fiscal year 2008 as we continue construction of the electric power generating wind farm projects in Italy. We have secured total borrowing capacity under the FW Power credit facilities of €75,350 (approximately $110,950 at the exchange rate as of December 28, 2007).

Please refer to Note 7 to the consolidated financial statements in this annual report on Form 10-K for further information regarding our debt obligations.

We have not declared or paid a cash dividend since July 2001 and we do not have any plans to declare or pay any cash dividends. Our current credit agreement contains limitations on cash dividend payments.

Off-Balance Sheet Arrangements

We own several non-controlling equity interests in power projects in Chile and Italy. Certain of the projects have third-party debt that is not consolidated on our balance sheet. We have also issued certain guarantees for the Chilean project. Please refer to Note 5 to the consolidated financial statements in this annual report on Form 10-K for further information related to these projects.

Contractual Obligations

We have contractual obligations comprised of long-term debt, non-cancelable operating lease commitments, purchase commitments, capital lease commitments and pension funding requirements. Our expected cash flows related to contractual obligations outstanding as of December 28, 2007 are as follows:

	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Long-term debt:					
Principal	$ 136,900	$ 18,000	$ 50,200	$ 14,900	$ 53,800
Interest	59,900	10,400	16,300	9,100	24,100
Non-cancelable operating lease commitments	433,800	52,800	85,300	66,600	229,100
Purchase commitments	1,403,000	1,315,400	85,000	2,000	600
Capital lease obligations:					
Principal	68,400	1,300	3,400	4,100	59,600
Interest	76,500	7,200	13,600	12,900	42,800
Pension funding requirements — U.S.[1]	—	—	—	—	—
Pension funding requirements — foreign[2]	151,500	33,400	62,000	56,100	—
Total contractual cash obligations	$2,330,000	$1,438,500	$315,800	$165,700	$410,000

(1) Funding requirements are not expected in the next five years; however, data for contribution requirements beyond five years are not yet available. These projections assume we do not make any discretionary contributions.

(2) Funding requirements are expected to extend beyond five years; however, data for contribution requirements beyond five years are not yet available. These projections assume we do not make any discretionary contributions.

The table above does not include payments of our asbestos-related liabilities as we cannot reasonably predict the timing of the net cash outflows associated with this liability beyond 2008. We expect to fund $25,000 of our asbestos liability indemnity and defense costs from our cash flows in fiscal year 2008, net of the cash expected to be received from existing insurance settlements. Please refer to Note 19 to the consolidated financial statements in this annual report on Form 10-K for more information.

The table above does not include payments relating to our uncertain tax positions as we cannot reasonably predict the timing of the net cash outflows associated with this liability beyond 2008. We expect to pay $3,300 relating to our uncertain tax provisions (including interest and penalties) from our cash flows in fiscal year 2008. Our total liability (including accrued interest and penalties) is $76,400 as of December 28, 2007. Please refer to Note 15 to the consolidated financial statements in this annual report on Form 10-K for more information.

In certain instances in the normal course of business, we have provided security for contract performance consisting of standby letters of credit, bank guarantees and surety bonds. As of December 28, 2007, such commitments and their period of expiration are as follows:

	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Bank issued letters of credit and guarantees	$788,700	$303,100	$243,100	$179,100	$63,400
Surety bonds	29,900	—	—	29,900	—
Total commitments	$818,600	$303,100	$243,100	$209,000	$63,400

Please refer to Note 9 to the consolidated financial statements in this annual report on Form 10-K for a discussion of guarantees.

Backlog and New Orders

The backlog of unfilled orders includes amounts based on signed contracts as well as agreed letters of intent, which we have determined are legally binding and likely to proceed. Although backlog represents only business that is considered likely to be performed, cancellations or scope adjustments may and do occur. The elapsed time from the award of a contract to completion of performance may be up to approximately four years. The dollar amount of backlog is not necessarily indicative of our future earnings related to the performance of such work due to factors outside our control, such as changes in project schedules, scope adjustments or project cancellations. We cannot predict with certainty the portion of backlog to be performed in a given year. Backlog is adjusted quarterly to reflect project cancellations, deferrals, revised project scope and cost, and sales of subsidiaries, if any.

Backlog measured in Foster Wheeler scope reflects the dollar value of backlog excluding third-party costs incurred by us on a reimbursable basis as agent or principal, which we refer to as flow-through costs. Foster Wheeler scope measures the component of backlog with profit potential and corresponds to our services plus fees for reimbursable contracts and total selling price for fixed-price or lump-sum contracts.

	Global E&C Group	Global Power Group	Total
NEW ORDERS (FUTURE REVENUES) BY PROJECT LOCATION:			
For the Year Ended December 28, 2007:			
North America	$ 212,300	$1,028,500	$1,240,800
South America	30,100	144,100	174,200
Europe	845,400	649,600	1,495,000
Asia	1,468,500	172,800	1,641,300
Middle East	437,700	5,300	443,000
Australasia and other	3,880,600	7,900	3,888,500
Total	$6,874,600	$2,008,200	$8,882,800
For the Year Ended December 29, 2006:			
North America	$ 287,000	$ 755,400	$1,042,400
South America	11,200	85,900	97,100
Europe	735,300	268,500	1,003,800
Asia	1,307,200	83,700	1,390,900
Middle East	1,043,800	1,600	1,045,400
Australasia and other	310,800	1,800	312,600
Total	$3,695,300	$1,196,900	$4,892,200
For the Year Ended December 30, 2005:			
North America	$ 67,300	$ 540,600	$ 607,900
South America	119,100	14,700	133,800
Europe	567,200	471,400	1,038,600
Asia	679,500	46,300	725,800
Middle East	534,800	5,600	540,400
Australasia and other	1,113,000	3,500	1,116,500
Total	$3,080,900	$1,082,100	$4,163,000

	Global E&C Group	Global Power Group	Total
NEW ORDERS (FUTURE REVENUES) BY INDUSTRY:			
For the Year Ended December 28, 2007:			
Power generation	$ 96,000	$1,883,500	$1,979,500
Oil refining	1,218,400	—	1,218,400
Pharmaceutical	81,800	—	81,800
Oil and gas	4,082,100	—	4,082,100
Chemical/petrochemical	1,356,000	—	1,356,000
Power plant operation and maintenance	—	124,700	124,700
Environmental	15,000	—	15,000
Other, net of eliminations	25,300	—	25,300
Total	$6,874,600	$2,008,200	$8,882,800
For the Year Ended December 29, 2006:			
Power generation	$ 95,700	$1,096,100	$1,191,800
Oil refining	1,342,200	—	1,342,200
Pharmaceutical	107,600	—	107,600
Oil and gas	444,500	—	444,500
Chemical/petrochemical	1,593,300	—	1,593,300
Power plant operation and maintenance	—	100,800	100,800
Environmental	87,800	—	87,800
Other, net of eliminations	24,200	—	24,200
Total	$3,695,300	$1,196,900	$4,892,200
For the Year Ended December 30, 2005:			
Power generation	$ 142,600	$ 949,600	$1,092,200
Oil refining	1,068,300	—	1,068,300
Pharmaceutical	74,600	—	74,600
Oil and gas	1,368,700	—	1,368,700
Chemical/petrochemical	371,100	—	371,100
Power plant operation and maintenance	—	132,500	132,500
Environmental	50,100	—	50,100
Other, net of eliminations	5,500	—	5,500
Total	$3,080,900	$1,082,100	$4,163,000

	Global E&C Group	Global Power Group	Total
BACKLOG (FUTURE REVENUES) BY CONTRACT TYPE:			
As of December 28, 2007:			
Lump-sum turnkey	$ 66,500	$ 434,700	$ 501,200
Other fixed-price	470,900	978,300	1,449,200
Reimbursable	7,289,700	191,200	7,480,900
Eliminations	(5,100)	(5,800)	(10,900)
Total	$7,822,000	$1,598,400	$9,420,400
As of December 29, 2006:			
Lump-sum turnkey	$ 194,000	$ 256,100	$ 450,100
Other fixed-price	454,600	637,600	1,092,200
Reimbursable	3,886,600	37,500	3,924,100
Eliminations	(33,700)	(1,300)	(35,000)
Total	$4,501,500	$ 929,900	$5,431,400
As of December 30, 2005:			
Lump-sum turnkey	$ 376,600	$ 313,000	$ 689,600
Other fixed-price	238,800	610,200	849,000
Reimbursable	2,163,100	55,500	2,218,600
Eliminations	(47,800)	(17,100)	(64,900)
Total	$2,730,700	$ 961,600	$3,692,300

	Global E&C Group	Global Power Group	Total
BACKLOG (FUTURE REVENUES) BY PROJECT LOCATION:			
As of December 28, 2007:			
North America	$ 150,900	$ 742,900	$ 893,800
South America	26,200	132,800	159,000
Europe	610,700	580,000	1,190,700
Asia	2,014,200	137,700	2,151,900
Middle East	1,051,900	600	1,052,500
Australasia and other	3,968,100	4,400	3,972,500
Total	$7,822,000	$1,598,400	$9,420,400
As of December 29, 2006:			
North America	$ 205,600	$ 459,700	$ 665,300
South America	55,700	49,200	104,900
Europe	599,800	338,700	938,500
Asia	1,269,200	80,000	1,349,200
Middle East	1,592,300	800	1,593,100
Australasia and other	778,900	1,500	780,400
Total	$4,501,500	$ 929,900	$5,431,400
As of December 30, 2005:			
North America	$ 95,200	$ 447,000	$ 542,200
South America	107,900	13,200	121,100
Europe	436,200	393,900	830,100
Asia	684,700	101,900	786,600
Middle East	445,000	2,600	447,600
Australasia and other	961,700	3,000	964,700
Total	$2,730,700	$ 961,600	$3,692,300

	Global E&C Group	Global Power Group	Total
BACKLOG (FUTURE REVENUES) BY INDUSTRY:			
As of December 28, 2007:			
Power generation	$ 56,400	$1,476,600	$1,533,000
Oil refining	1,633,100	—	1,633,100
Pharmaceutical	41,400	—	41,400
Oil and gas	4,078,600	—	4,078,600
Chemical/petrochemical	1,988,000	—	1,988,000
Power plant operation and maintenance	—	121,800	121,800
Environmental	12,700	—	12,700
Other, net of eliminations	11,800	—	11,800
Total	$7,822,000	$1,598,400	$9,420,400
Foster Wheeler scope in backlog	$1,709,100	$1,585,500	$3,294,600
E&C man-hours in backlog (in thousands)	13,400		13,400
As of December 29, 2006:			
Power generation	$ 122,000	$ 812,200	$ 934,200
Oil refining	1,736,400	—	1,736,400
Pharmaceutical	106,000	—	106,000
Oil and gas	901,700	—	901,700
Chemical/petrochemical	1,576,800	—	1,576,800
Power plant operation and maintenance	—	117,700	117,700
Environmental	61,700	—	61,700
Other, net of eliminations	(3,100)	—	(3,100)
Total	$4,501,500	$ 929,900	$5,431,400
Foster Wheeler scope in backlog	$1,611,500	$ 916,700	$2,528,200
E&C man-hours in backlog (in thousands)	11,600		11,600
As of December 30, 2005:			
Power generation	$ 154,600	$ 833,600	$ 988,200
Oil refining	897,200	—	897,200
Pharmaceutical	123,500	—	123,500
Oil and gas	1,148,400	—	1,148,400
Chemical/petrochemical	302,600	—	302,600
Power plant operation and maintenance	—	128,000	128,000
Environmental	88,000	—	88,000
Other, net of eliminations	16,400	—	16,400
Total	$2,730,700	$ 961,600	$3,692,300
Foster Wheeler scope in backlog	$1,212,400	$ 947,300	$2,159,700
E&C man-hours in backlog (in thousands)	9,300		9,300

Inflation

The effect of inflation on our financial results is minimal. Although a majority of our revenues are realized under long-term contracts, the selling prices of such contracts, established for deliveries in the future, generally reflect estimated costs to complete the projects in these future periods. In addition, many of our projects are reimbursable at actual cost plus a fee, while some of the fixed-price contracts provide for price adjustments through escalation clauses.

Application of Critical Accounting Estimates

The consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America. Management and the Audit Committee of the Board of Directors approve the critical accounting policies.

Highlighted below are the accounting policies that we consider significant to the understanding and operations of our business as well as key estimates that are used in implementing the policies.

Revenue Recognition

Revenues and profits on long-term fixed-price contracts are recorded under the percentage-of-completion method. Progress towards completion is measured using physical completion of individual tasks for all contracts with a value of $5,000 or greater. Progress toward completion of fixed-priced contracts with a value less than $5,000 is measured using the cost-to-cost method.

Revenues and profits on cost-reimbursable contracts are recorded as the services are rendered based on the estimated revenue per man-hour, including any incentives assessed as probable. We include flow-through costs consisting of materials, equipment or subcontractor services as revenue on cost-reimbursable contracts when we are responsible for the engineering specifications and procurement or procurement services for such costs.

We have numerous contracts that are in various stages of completion. Such contracts require estimates to determine the extent of revenue and profit recognition. We rely extensively on estimates to forecast quantities of labor (man-hours), materials and equipment, the costs for those quantities (including exchange rates), and the schedule to execute the scope of work including allowances for weather, labor and civil unrest. Many of these estimates cannot be based on historical data, as most contracts are unique, specifically designed facilities. In determining the revenues, we must estimate the percentage-of-completion, the likelihood that the client will pay for the work performed, and the cash to be received net of any taxes ultimately due or withheld in the country where the work is performed. Projects are reviewed on an individual basis and the estimates used are tailored to the specific circumstances. In establishing these estimates, we exercise significant judgment, and all possible risks cannot be specifically quantified.

The percentage-of-completion method requires that adjustments or re-evaluations to estimated project revenues and costs, including estimated claim recoveries, be recognized on a project-to-date cumulative basis, as changes to the estimates are identified. Revisions to project estimates are made as additional information becomes known, including information that becomes available subsequent to the date of the consolidated financial statements up through the date such consolidated financial statements are filed with the Securities and Exchange Commission. If the final estimated profit to complete a long-term contract indicates a loss, provision is made immediately for the total loss anticipated. Profits are accrued throughout the life of the project based on the percentage-of-completion. The project life cycle, including project-specific warranty commitments, can be up to approximately six years in duration.

The actual project results can be significantly different from the estimated results. When adjustments are identified near or at the end of a project, the full impact of the change in estimate is recognized as a change in the profit on the contract in that period. This can result in a material impact on our results for a single reporting period. In accordance with the accounting and disclosure requirements of the American Institute of Certified Public Accountants Statement of Position, or SOP, 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts" and SFAS No. 154, "Accounting Changes and Error Corrections — a replacement of APB Opinion No. 20 and FASB Statement No. 3," we review all of our material contracts monthly and revise our estimates as appropriate. These estimate revisions, which include both increases and decreases in estimated profit, result from events such as earning project incentive bonuses or the incurrence or forecasted incurrence of contractual liquidated damages for performance or schedule issues, executing services and purchasing third-party materials and equipment at costs differing from those previously estimated, and testing of completed facilities which, in turn, eliminates or confirms completion and warranty-related costs. Project incentives are recognized when it is probable they will be earned. Project incentives are frequently tied to cost, schedule and/or safety targets and, therefore, tend to be earned late in a project's life cycle. There were 38, 29 and 45 separate projects that had final estimated profit revisions exceeding $1,000 in fiscal years 2007, 2006 and 2005, respectively. These changes in final estimated profits resulted in a net increase/(decrease) to contract profit of $35,100, $(5,700) and $99,600 in fiscal years 2007, 2006 and 2005, respectively.

Asbestos

Some of our U.S. and U.K. subsidiaries are defendants in numerous asbestos-related lawsuits and out-of-court informal claims pending in the United States and the United Kingdom. Plaintiffs claim damages for personal injury alleged to have arisen from exposure to or use of asbestos in connection with work allegedly performed by our subsidiaries during the 1970s and earlier. The calculation of asbestos-related liabilities and assets involves the use of estimates as discussed below.

We believe the most critical assumptions within our asbestos liability estimate are the number of future mesothelioma claims to be filed against us, the number of mesothelioma claims that ultimately will require payment from us or our insurers, and the indemnity payments required to resolve those mesothelioma claims.

United States

As of December 28, 2007, we had recorded total liabilities of $403,300 comprised of an estimated liability of $165,100 relating to open (outstanding) claims being valued and an estimated liability of $238,200 relating to future unasserted claims through year-end 2022. Of the total, $72,000 is recorded in accrued expenses and $331,300 is recorded in asbestos-related liability on the consolidated balance sheet.

Since year-end 2004, we have worked with Analysis Research Planning Corporation, or ARPC, nationally recognized consultants in projecting asbestos liabilities, to estimate the amount of asbestos-related indemnity and defense costs at year-end for the next 15 years. Based on its review of fiscal year 2007 activity, ARPC recommended that the assumptions used to estimate our future asbestos liability be updated as of year-end 2007. Accordingly, we developed a revised estimate of our aggregate indemnity and defense costs through year-end 2022 considering the advice of ARPC. In the fourth quarter of 2007, we increased our liability for asbestos indemnity and defense costs through year-end 2022 to $403,300, which brought our liability to a level consistent with ARPC's reasonable best estimate. In connection with updating our estimated asbestos liability and related asset, we recorded a charge of $7,400 in the fourth quarter of 2007.

Our liability estimate is based upon the following information and/or assumptions: number of open claims, forecasted number of future claims, estimated average cost per claim by disease type — mesothelioma, lung cancer, and non-malignancies — and the breakdown of known and future claims into disease type — mesothelioma, lung cancer or non-malignancies. The total estimated liability, which has not been discounted for the time value of money, includes both the estimate of forecasted indemnity amounts and forecasted defense costs. Total defense costs and indemnity liability payments are estimated to be incurred through year-end 2022, during which period the incidence of new claims is forecasted to decrease each year. We believe that it is likely that there will be new claims filed after 2022, but in light of uncertainties inherent in long-term forecasts, we do not believe that we can reasonably estimate the indemnity and defense costs that might be incurred after 2022. Historically, defense costs have represented approximately 28% of total defense and indemnity costs. Through December 28, 2007, cumulative indemnity costs paid, prior to insurance recoveries, were approximately $625,300 and total defense costs paid were approximately $248,400.

As of December 28, 2007, we had recorded assets of $326,200, which represents our best estimate of actual and probable insurance recoveries relating to our liability for pending and estimated future asbestos claims through year-end 2022; $47,100 of this asset is recorded within accounts and notes receivable-other, and $279,100 is recorded as asbestos-related insurance recovery receivable on the consolidated balance sheet. The asbestos-related asset recorded within accounts and notes receivable-other as of December 28, 2007 reflects amounts due in the next 12 months under executed settlement agreements with insurers and does not include any estimate for future settlements. The recorded asbestos-related insurance recovery receivable includes an estimate of recoveries from unsettled insurers in the insurance coverage litigation referred to below based upon the resolution of certain insurance coverage issues and the application of certain assumptions relating to cost allocation and other factors as well as an estimate of the amount of recoveries under existing settlements with other insurers. Such amounts have not been discounted for the time value of money.

Since year-end 2005, we have worked with Peterson Risk Consulting, nationally recognized experts in the estimation of insurance recoveries, to review our estimate of the value of the settled insurance asset and assist in the estimation of our unsettled asbestos insurance asset. Based on insurance policy data, historical claim data, future liability estimates including the expected timing of payments and allocation methodology assumptions we provided them, Peterson Risk Consulting provided an analysis of the unsettled insurance asset as of December 28, 2007. We utilized that analysis to determine our estimate of the value of the unsettled insurance asset as of December 28, 2007.

As of December 28, 2007, we estimated the value of our unsettled asbestos insurance asset contested by our subsidiaries' insurers in ongoing litigation in New York state court at $27,600. The litigation relates to the amounts of insurance coverage available for asbestos-related claims and the proper allocation of the coverage among our subsidiaries' various insurers and our subsidiaries as self-insurers. We believe that any amounts that our subsidiaries might be allocated as self-insurer would be immaterial.

An adverse outcome in the pending insurance litigation described above could limit our remaining insurance recoveries and result in a reduction in our insurance asset. However, a favorable outcome in all or part of the litigation could increase remaining insurance recoveries above our current estimate. If we prevail in whole or in part in the litigation, we will re-value our asset relating to remaining available insurance recoveries based on the asbestos liability estimated at that time.

We have considered the asbestos litigation and the financial viability and legal obligations of our subsidiaries' insurance carriers and believe that, except for those insurers that have become insolvent for which a reserve has been provided, the insurers or their guarantors will continue to reimburse a significant portion of claims and defense costs relating to asbestos litigation. The overall historic average combined indemnity and defense cost per resolved claim was $2.6. The average cost per resolved claim is increasing and we believe will continue to increase in the future.

As we did at year-end 2007, we plan to update our forecasts periodically to take into consideration our future experience and other considerations to update our estimate of future costs and expected insurance recoveries. The estimate of the liabilities and assets related to asbestos claims and recoveries is subject to a number of uncertainties that may result in significant changes in the current estimates. Among these are uncertainties as to the ultimate number and type of claims filed, the amounts of claim costs, the impact of bankruptcies of other companies with asbestos claims, uncertainties surrounding the litigation process from jurisdiction to jurisdiction and from case to case, as well as potential legislative changes. Increases in the number of claims filed or costs to resolve those claims could cause us to increase further the estimates of the costs associated with asbestos claims and could have a material adverse effect on our financial condition, results of operations and cash flows.

The following chart reflects the sensitivities in the 2007 consolidated financial statements associated with a change in certain estimates used in relation to the domestic asbestos-related liabilities.

Changes (Increase or Decrease) in Assumption:	Approximate Change in Liability
One-percentage point change in the inflation rate related to the indemnity and defense costs	$24,000
Twenty-five percent change in average indemnity settlement amount	70,400
Twenty-five percent change in forecasted number of new claims	59,500

Based on the year-end 2007 liability estimate, an increase of 25% in the average per claim indemnity settlement amount would increase the liability by $70,400 as described above and the impact on expense would be dependent upon available additional insurance recoveries. Assuming no change to the assumptions currently used to estimate our insurance asset, this increase would result in a charge in the statement of operations in the range of approximately 70% to 80% of the increase in the liability. Long-term cash flows would ultimately change by the same amount. Should there be an increase in the estimated liability in excess of this 25%, the percentage of that increase that would be expected to be funded by additional insurance recoveries will decline.

Our subsidiaries have been effective in managing the asbestos litigation, in part, because our subsidiaries: (1) have access to historical project documents and other business records going back more than 50 years, allowing them to defend themselves by determining if the claimants were present at the location of the alleged asbestos exposure and, if so, the timing and extent of their presence; (2) maintain good records on insurance policies and have identified and validated policies issued since 1952; and (3) have consistently and vigorously defended these claims which has resulted in dismissal of claims that are without merit or settlement of meritorious claims at amounts that are considered reasonable.

United Kingdom

As of December 28, 2007, we had recorded total liabilities of $48,500 comprised of an estimated liability relating to open (outstanding) claims of $9,000 and an estimated liability relating to future unasserted claims through year-end 2022 of $39,500. Of the total, $3,000 was recorded in accrued expenses and $45,500 was recorded in asbestos-related liability on the consolidated balance sheet. An asset in an equal amount was recorded for the expected U.K. asbestos-related insurance recoveries, of which $3,000 was recorded in accounts and notes receivable-other and $45,500 was recorded as asbestos-related insurance recovery receivable on the consolidated balance sheet. The liability estimates are based on a U.K. House of Lords judgment that pleural plaque claims do not amount to a compensable injury and accordingly, we have reduced our liability assessment. Should this ruling be reversed by legislation, the asbestos liability and related asset recorded in the U.K. would be approximately $66,100.

Defined Benefit Pension and Other Postretirement Benefit Plans

We have defined benefit pension plans in the United States, the United Kingdom, France, Canada and Finland, and we have other postretirement benefit plans for health care and life insurance benefits in the United States and Canada. The U.S. plans, which are frozen to new entrants and additional benefit accruals, and the Canadian, Finnish and French plans, are non-contributory. The U.K. plan, which is closed to new entrants, is contributory. Additionally, one of our subsidiaries in the United States also has a benefit plan which provides coverage for an employee's beneficiary upon the death of the employee. This plan has been closed to new entrants since 1988.

We adopted the provisions of SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements 87, 88, 106, and 132(R)," on December 29, 2006, the last day of fiscal year 2006. SFAS No. 158 requires us to recognize the funded status of each of our defined benefit pension and other postretirement benefit plans on the consolidated balance sheet. SFAS No. 158 also requires us to recognize any gains or losses, which are not recognized as a component of annual service cost, as a component of other comprehensive income/(loss), net of tax. Upon adoption of SFAS No. 158, we recorded net actuarial losses, prior service cost/(credits) and a net transition asset as a net charge to accumulated other comprehensive loss on the consolidated balance sheet. Please refer to Note 8 of the consolidated financial statements in this annual report on Form 10-K for more information.

The calculations of defined benefit pension and other postretirement benefit liabilities, annual service cost and cash contributions required, rely heavily on estimates about future events often extending decades into the future. We are responsible for establishing the assumptions used for the estimates, which include:

- The discount rate used to calculate the present value of future obligations;
- The expected long-term rate of return on plan assets;
- The expected rate of annual salary increases;
- The selection of the actuarial mortality tables;
- The annual healthcare cost trend rate (only for the other postretirement benefit plans); and

• The annual inflation rate.

We utilize our business judgment in establishing the estimates used in the calculations of our defined benefit pension and other postretirement benefit liabilities, annual service cost and cash contributions. These estimates are updated on an annual basis or more frequently upon the occurrence of significant events. The estimates can vary significantly from the actual results and we cannot provide any assurance that the estimates used to calculate the defined benefit pension and postretirement benefit liabilities included herein will approximate actual results. The volatility between the assumptions and actual results can be significant.

The following table summarizes the estimates used for our defined benefit pension plans for fiscal years 2007, 2006 and 2005:

	For the Year Ended								
	December 28, 2007			December 29, 2006			December 30, 2005		
	United States	United Kingdom	Other	United States	United Kingdom	Other	United States	United Kingdom	Other
Weighted-average assumptions — net periodic benefit cost:									
Discount rate	5.81%	5.14%	4.50%	5.45%	4.86%	4.60%	5.48%	5.44%	5.03%
Long-term rate of return	8.00%	6.94%	7.50%	8.00%	6.84%	7.50%	8.00%	7.32%	7.50%
Salary growth	N/A	3.83%	2.35%	N/A	3.84%	3.21%	N/A	3.33%	2.95%
Weighted-average assumptions — projected benefit obligations:									
Discount rate	6.31%	5.72%	5.30%	5.80%	5.13%	4.69%			
Salary growth	N/A	4.12%	3.47%	N/A	3.82%	3.39%			

The discount rate is developed using a market-based approach that matches our projected benefit payments to a spot yield curve of high-quality corporate bonds. Changes in the discount rate from period-to-period were generally due to changes in long-term interest rates.

The expected long-term rate of return on plan assets is developed using a weighted-average methodology, blending the expected returns on each class of investment in the plans' portfolios. The expected returns by asset class are developed considering both past performance and future considerations.

The following charts reflect the sensitivities in the consolidated financial statements associated with a change in certain estimates used in relation to the U.S. and U.K. defined benefit pension plans. Each of the sensitivities below reflects an evaluation of the change based solely on a change in that particular estimate.

	Approximate Increase (Decrease)	
	Impact on Liabilities	Impact on 2008 Benefit Cost
U.S. Pension Plans:		
One-tenth of a percentage point increase in the discount rate	$ (3,602)	$ (54)
One-tenth of a percentage point decrease in the discount rate	3,644	50
One-tenth of a percentage point increase in the expected return on plan assets	—	(319)
One-tenth of a percentage point decrease in the expected return on plan assets	—	319
U.K. Pension Plans:		
One-tenth of a percentage point increase in the discount rate	$(15,973)	$(2,021)
One-tenth of a percentage point decrease in the discount rate	16,372	2,049
One-tenth of a percentage point increase in the expected return on plan assets	—	(725)
One-tenth of a percentage point decrease in the expected return on plan assets	—	723

As of December 28, 2007, our defined benefit pension plans had net actuarial losses of $347,600, which were recognized in accumulated other comprehensive loss on the consolidated balance sheet. The net actuarial losses reflect differences between expected and actual plan experience and changes in actuarial assumptions, all of which occurred over time. These net actuarial losses, to the extent not offset by future actuarial gains, will result in increases in our future pension costs depending on several factors, including whether such losses exceed the corridor in which losses are not amortized. The net actuarial losses outside the corridor are amortized over the expected remaining service periods of active participants for the foreign plans (11 years for the U.K. plans, 11 years for the Canadian plan and 18 years for the Finnish plan) and average life expectancy of participants for the U.S. plans (approximately 26 years) since benefits are frozen. In addition, our defined benefit pension plans had prior service costs of $33,400, which were recognized in accumulated other comprehensive loss on the consolidated balance sheet as of December 28, 2007. The prior service costs are amortized over schedules established at the date of each plan change (11 years for the U.K. plans). The estimated net actuarial loss and prior service cost that will be amortized from accumulated other comprehensive loss into net periodic benefit cost over the next fiscal year are $20,400 and $1,900, respectively.

A one-tenth of a percentage point decrease or increase in the funding segment rates, used for calculating future funding requirements to the U.S. plans through 2012, would not change the respective aggregate contributions over the next five years due to the current over-funded status of the U.S. plans.

A one-tenth of a percentage point decrease in the funding interest rate, used for calculating future funding requirements to the U.K. plans through 2012, would increase aggregate contributions over the next five years by approximately $7,300, while an increase by one-tenth of a percentage point would decrease aggregate contributions by approximately $5,600.

The following table summarizes the estimates used for our other postretirement benefit plans for fiscal years 2007, 2006 and 2005:

	For the Year Ended		
	December 28, 2007	December 29, 2006	December 30, 2005
Weighted-average assumptions — net periodic postretirement benefit cost:			
Discount rate	5.73%	5.39%	5.35%
Weighted-average assumptions — accumulated postretirement benefit obligation:			
Discount rate	6.20%	5.73%	

The discount rate is developed using a market-based approach that matches our projected benefit payments to a spot yield curve of high-quality corporate bonds. Changes in the discount rate from period-to-period were generally due to changes in long-term interest rates.

As of December 28, 2007, our other postretirement benefit plans had net actuarial losses of $10,900, which were recognized in accumulated other comprehensive loss on the consolidated balance sheet. The net actuarial losses outside the corridor are amortized over the average life expectancy of inactive participants (11 years) because benefits are frozen. In addition, our other postretirement benefit plans had prior service credits of $43,500, which were recognized in accumulated other comprehensive loss on the consolidated balance sheet as of December 28, 2007. The prior service credits are amortized over schedules established at the date of each plan change (9 years). The estimated net actuarial loss and prior service credit that will be amortized from accumulated other comprehensive loss into net periodic postretirement benefit cost over the next fiscal year are $800 and $(4,800), respectively.

Share-Based Compensation Plans

Our share-based compensation plans include both restricted awards and stock option awards. Prior to December 31, 2005, we accounted for share-based employee compensation plans under the measurement and recognition provisions of Accounting Principles Board, or APB, Opinion No. 25, "Accounting for Stock Issued to Employees," as permitted by SFAS No. 123, "Accounting for Stock-Based Compensation." Accordingly, we used the intrinsic value method of accounting for our stock option awards and did not recognize compensation expense for stock options that were granted at an exercise price equal to or greater than the market price of our common stock on the date of grant. As a result, the recognition of share-based compensation expense was generally limited to the expense attributed to restricted awards. In accordance with SFAS No. 123 and SFAS No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure," we provided pro forma net income or loss and net earnings or loss per common share disclosures for each period prior to December 31, 2005, as if we had applied the fair value method in measuring compensation expense for our share-based compensation plans, including stock options.

Effective December 31, 2005, the first day of fiscal 2006, we adopted the fair value provisions of SFAS No. 123R using the modified prospective transition method. Under this method, we recognize share-based compensation expense for (i) all share-based payments granted prior to, but not yet vested as of, December 31, 2005, based on the grant date fair value originally estimated in accordance with the provisions of SFAS No. 123, and (ii) all future share-based payment awards based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123R. Because we elected to use the modified prospective transition method, results for periods prior to fiscal year 2006 have not been restated to reflect the compensation expense for the fair value of the awards that vested prior to December 31, 2005.

Compensation cost for our share-based plans of $7,100, $16,500 and $8,900 was charged against income for fiscal years 2007, 2006 and 2005, respectively. The related income tax benefit recognized in the consolidated statement of operations was $200, $300 and $300 for fiscal years 2007, 2006 and 2005, respectively. We received $18,100, $17,600 and $1,200 in cash from option exercises under our share-based compensation plans for fiscal years 2007, 2006 and 2005, respectively.

As of December 28, 2007, there was $8,600 and $9,700 of total unrecognized compensation cost related to stock options and restricted awards, respectively. Those costs are expected to be recognized over a weighted-average period of approximately 27 months.

We estimate the fair value of each option award on the date of grant using the Black-Scholes option valuation model, which incorporates assumptions regarding a number of complex and subjective variables. We then recognize the fair value of each option as compensation cost ratably using the straight-line attribution method over the service period (generally the vesting period). The Black-Scholes model incorporates the following assumptions:

- Expected volatility — we estimate the volatility of our common share price at the date of grant using historical volatility adjusted for periods of unusual stock price activity.
- Expected term — we estimate the expected term of options granted to our chief executive officer based on a combination of vesting schedules, contractual life of the option, past history and estimates of future exercise behavior patterns. For grants to other employees and the remaining directors, we estimate the expected term using the "simplified" method, as outlined in Staff Accounting Bulletin No. 107, "Topic 14: Share-Based Payment."
- Risk-free interest rate — we estimate the risk-free interest rate using the U.S. Treasury yield curve for periods equal to the expected term of the options in effect at the time of grant.
- Dividends — we use an expected dividend yield of zero because we have not declared or paid a cash dividend since July 2001 and we do not have any plans to declare or pay any cash dividends.

We estimate pre-vesting forfeitures at the time of grant using a combination of historical data and demographic characteristics, and we revise those estimates in subsequent periods if actual forfeitures differ from those estimates. We record share-based compensation expense only for those awards that are expected to vest.

If factors change and we employ different assumptions in the application of SFAS No. 123R in future periods, the compensation expense that we record under SFAS No. 123R for future awards may differ significantly from what we have recorded in the current period. There is a high degree of subjectivity involved in selecting the option pricing model assumptions used to estimate share-based compensation expense under SFAS No. 123R. Option pricing models were developed for use in estimating the value of traded options that have no vesting or hedging restrictions, are fully transferable and do not cause dilution. Because our share-based payments have characteristics significantly different from those of freely traded options, and because changes in the subjective input assumptions can materially affect our estimates of fair value, existing valuation models may not provide reliable measures of the fair value of our share-based compensation. Consequently, there is a risk that our estimates of the fair value of our share-based compensation awards on the grant dates may bear little resemblance to the actual value realized upon the exercise, expiration or forfeiture of those share-based payments in the future. Stock options may expire worthless or otherwise result in zero intrinsic value compared to the fair value originally estimated on the grant date and reported in the consolidated financial statements. Alternatively, value may be realized from these instruments that are significantly in excess of the fair value originally estimated on the grant date and reported in the consolidated financial statements.

There are significant differences among valuation models. This may result in a lack of comparability with other companies that use different models, methods and assumptions. There is also a possibility that we will adopt different valuation models in the future. This may result in a lack of consistency in future periods and may materially affect the fair value estimate of share-based payments.

Goodwill and Intangible Assets

At least annually, we evaluate goodwill for potential impairment, as prescribed by SFAS No. 142, "Goodwill and Other Intangible Assets." We test for impairment at the reporting unit level as defined in SFAS No. 142. This test is a two-step process. The *first step* of the goodwill impairment test, used to identify potential impairment, compares the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value, which is based on future cash flows, exceeds the carrying amount, goodwill is not considered impaired. If the carrying amount exceeds the fair value, the second step must be performed to measure the amount of the impairment loss, if any. The second step compares the implied fair value of the reporting unit's goodwill with the carrying amount of that goodwill. In the fourth quarter of each year, we evaluate goodwill on a separate reporting unit basis to assess recoverability, and impairments, if any, are recognized in earnings. An impairment loss would be recognized in an amount equal to the excess of the carrying amount of the goodwill over the implied fair value of the goodwill. SFAS No. 142 also requires that intangible assets with determinable useful lives be amortized over their respective estimated useful lives and reviewed for impairment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets."

Goodwill of $53,300 and intangible assets of $15,600 relate to our Global Power Group's European operations that have experienced a number of performance related issues. Should the performance of this unit deteriorate in the future, it is possible that these amounts could become impaired requiring a write-down of the carrying values. In 2007, the evaluation indicated that no adjustment to the carrying value of goodwill or intangible assets of our Global Power Group's European operations was required.

In 2007, we recorded a goodwill impairment charge of $2,400 based on discounted cash flows in connection with the decision to wind down the operations of one of our domestic reporting units.

Income Taxes

Deferred income taxes are provided on a liability method whereby deferred tax assets/liabilities are established for the difference between the financial reporting and income tax bases of assets and liabilities, as well as for operating loss and tax credit carryforwards. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

For statutory purposes, the majority of the deferred tax assets for which a valuation allowance is provided as of December 28, 2007 do not begin to expire until 2024 or later, based on the current tax laws. We have a valuation allowance of $294,300 recorded as of December 28, 2007.

In June 2006, the FASB issued FIN 48, which addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. We adopted the provisions of FIN 48 on December 30, 2006, the first day of fiscal year 2007. Under FIN 48, we recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. FIN 48 also provides guidance on the derecognition of the benefit of an uncertain tax position, classification of the unrecognized tax benefits in the balance sheet, accounting for and classification of interest and penalties on income tax uncertainties, accounting in interim periods and disclosures.

Our subsidiaries file income tax returns in numerous tax jurisdictions, including the United States, several U.S. states and numerous non-U.S. jurisdictions around the world. Tax returns are also filed in jurisdictions where our subsidiaries execute project-related work. The statute of limitations varies by the various jurisdictions in which we operate. Because of the number of jurisdictions in which we file tax returns, in any given year the statute of limitations in certain jurisdictions may expire without examination within the 12-month period from the balance sheet date. As a result, we expect recurring changes in unrecognized tax benefits due to the expiration of the statute of limitations, none of which are expected to be individually significant. With few exceptions, we are no longer subject to U.S. (including federal, state and local) or non-U.S. income tax examinations by tax authorities for years before fiscal year 2002.

A number of tax years are under audit by the relevant state, and foreign tax authorities. We anticipate that several of these audits may be concluded in the foreseeable future, including in fiscal year 2008. Based on the status of these audits, it is reasonably possible that the conclusion of the audits may result in a reduction of unrecognized tax benefits. However, it is not possible to estimate the impact of this change at this time.

As a result of the adoption of FIN 48, we recognized a $4,400 reduction in the opening balance of our shareholders' equity as of December 30, 2006. This resulted from changes in the amount of tax benefits recognized related to uncertain tax positions and the accrual of interest and penalties.

As of December 28, 2007, we had $52,200 of unrecognized tax benefits, of which $51,800 would, if recognized, affect our effective tax rate, before existing valuation allowance considerations.

We recognize interest accrued on the unrecognized tax benefits in interest expense and penalties on the unrecognized tax benefits in other deductions on our consolidated statement of operations. We recorded $2,700 in interest expense and penalties in fiscal year 2007. We had $24,200 accrued for the payment of interest and penalties as of December 28, 2007.

Accounting Developments

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. In February 2008, the FASB issued a partial one-year deferral of SFAS No. 157 for nonfinancial assets and liabilities that are only subject to fair value measurement on a non-recurring basis. The standard is effective for financial assets and liabilities, as well as for any other assets and liabilities that are required to be measured at fair value on a recurring basis in financial statements, for all financial statements issued with fiscal years beginning after November 15, 2007. We do not expect our adoption of this new standard to have a material impact on our financial position, results of operations or cash flows.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115." SFAS No. 159 permits entities to choose to measure at fair value many financial instruments and certain other assets and liabilities that are not currently required to be measured at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS No. 159 does not affect any existing accounting literature that requires certain assets and liabilities to be carried at fair value. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. We do not expect to elect the fair value option provided in this new standard.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), "Business Combinations." SFAS No. 141R replaces SFAS No. 141, "Business Combinations" and changes how business acquisitions are accounted. SFAS No. 141R requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction and establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed in a business combination. Certain provisions of this standard will, among other things, impact the determination of acquisition-date fair value of consideration paid in a business combination (including contingent consideration); exclude transaction costs from acquisition accounting; and change accounting practices for acquired contingencies, acquisition-related restructuring costs, in-process research and development, indemnification assets, and tax benefits. Most of the provisions of SFAS No. 141R apply prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Early adoption is not permitted. We are currently assessing the impact that SFAS No. 141R may have on our financial position, results of operations and cash flows.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51." SFAS No. 160, amends the accounting and reporting standards for the noncontrolling interest in a subsidiary (often referred to as "minority interest") and for the deconsolidation of a subsidiary. Under SFAS No. 160, the noncontrolling interest in a subsidiary is reported as equity in the parent company's consolidated financial statements. SFAS No. 160 also requires that the parent company's consolidated statement of operations include both the parent and noncontrolling interest share of the subsidiary's statement of operations. Formerly, the noncontrolling interest share was shown as a reduction of income on the parent's consolidated statement of operations. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. SFAS No. 160 is to be applied prospectively as of the beginning of the fiscal year in which this statement is initially applied; however, presentation and disclosure requirements shall be applied retrospectively for all periods presented. We are currently assessing the impact that SFAS No. 160 may have on our financial position, results of operations and cash flows.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK (amounts in thousands of dollars)

Interest Rate Risk — We are exposed to changes in interest rates should we need to borrow under our domestic senior credit agreement (there were no such borrowings as of December 28, 2007 and, based on current operating plans and cash flow forecasts, none are expected in 2008) and, to a limited extent, under our variable rate project debt for any portion of the debt for which we have not entered into a fixed rate swap agreement. If average market rates are 100-basis points higher in the next twelve months, our interest expense for such period of time would increase, and our income before income taxes would decrease, by approximately $100. This amount has been determined by considering the impact of the hypothetical interest rates on our variable rate borrowings as of December 28, 2007 and does not reflect the impact of interest rate changes on outstanding debt held by certain of our equity interests since such debt is not consolidated on our balance sheet.

Foreign Currency Risk — We operate on a worldwide basis with substantial operations in Europe that subject us to translation risk on the Euro and British pound. As part of our policies we do not hedge translation risk exposure. All significant activities of our non-U.S. affiliates are recorded in their functional currency, which is typically the country of domicile of the affiliate. While this mitigates the potential impact of earnings fluctuations as a result of changes in foreign currency exchange rates, our affiliates do enter into transactions through the normal course of operations in currencies other than their functional currency. We seek to minimize the resulting exposure to foreign currency fluctuations by matching the revenues and expenses in the same currency for our long-term contracts.

We further mitigate these foreign currency exposures through the use of foreign currency forward exchange contracts to hedge the exposed item, such as anticipated purchases or revenues, back to their functional currency. We utilize all such financial instruments solely for hedging, and our company policy prohibits the speculative use of such instruments. However, for financial reporting purposes, these contracts are generally not accounted for as hedges. Please refer to Note 16 to the consolidated financial statements in this annual report on Form 10-K for further information. If the counterparties to these contracts fail to perform under the settlement terms of the financial instruments, we could be subject to foreign currency exposure. To minimize this risk, we enter into these financial instruments with financial institutions that are primarily rated "BBB+" or better by Standard & Poor's (or the equivalent by other recognized credit rating agencies).

At December 28, 2007, our primary foreign currency forward exchange contracts are set forth below:

Currency Hedged (bought or sold forward)	Functional Currency	Hedged Foreign Currency Exposure (in equivalent U.S. dollars)	Notional Amount of Forward Buy Contracts (in equivalent U.S. dollars)	Notional Amount of Forward Sell Contract (in equivalent U.S. dollars)
Euro	British pound	$ 5,328	$ 2,502	$ 2,826
	Chilean peso	387	—	387
Polish zloty	Euro	105,335	105,335	—
	U.S. dollar	720	720	—
Thai baht	British pound	1,839	1,839	—
U.S. dollar	British pound	154,357	—	154,357
	Euro	3,832	3,832	—
	Singapore dollar	211	—	211
United Arab Emirates dirham	British pound	2,307	2,307	—
	Total	$274,316	$116,535	$157,781

The notional amount provides one measure of the transaction volume outstanding as of year-end. Amounts ultimately realized upon final settlement of these financial instruments, along with the gains and losses on the underlying exposures within our long-term contracts, will depend on actual market exchange rates during the remaining life of the instruments. The contracts mature between 2008 and 2010. Increases in fair value of the currencies sold forward result in losses while increases in the fair value of the currencies bought forward result in gains. The contracts have been established by various international subsidiaries to sell a variety of currencies and receive their respective functional currency or other currencies for which they have payment obligations to third-parties. Please refer to Note 16 to the consolidated financial statements in this annual report on Form 10-K for further information regarding derivative financial instruments.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Index to Financial Statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Foster Wheeler Ltd.:

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Foster Wheeler Ltd. ("the Company") and its subsidiaries at December 28, 2007 and December 29, 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 28, 2007 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 28, 2007, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control Over Financial Reporting appearing under Item 9A of the Company's Form 10-K. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 1 and Note 8 to the consolidated financial statements, the Company changed the manner in which it accounts for share-based compensation and pension and other postretirement benefits in fiscal year 2006. As discussed in Note 15 to the consolidated financial statements, the Company changed the manner in which it accounts for uncertain tax positions in fiscal year 2007.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PRICEWATERHOUSECOOPERS LLP
PricewaterhouseCoopers LLP
Florham Park, New Jersey
February 26, 2008

FOSTER WHEELER LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF OPERATIONS
(in thousands of dollars, except per share amounts)

	For the Year Ended		
	December 28, 2007	December 29, 2006	December 30, 2005
Operating revenues	$ 5,107,243	$ 3,495,048	$ 2,199,955
Cost of operating revenues	(4,362,922)	(2,987,261)	(1,853,613)
Contract profit	744,321	507,787	346,342
Selling, general and administrative expenses	(246,237)	(225,330)	(216,691)
Other income	61,410	48,610	54,847
Other deductions	(45,540)	(45,453)	(36,529)
Interest income	35,627	15,119	8,876
Interest expense	(19,855)	(24,944)	(50,618)
Minority interest in income of consolidated affiliates	(5,577)	(4,789)	(4,382)
Net asbestos-related gains/(provision)	6,145	100,131	(113,680)
Prior domestic senior credit agreement fees and expenses	—	(14,955)	—
Loss on debt reduction initiatives	—	(12,483)	(58,346)
Income/(loss) before income taxes	530,294	343,693	(70,181)
Provision for income taxes	(136,420)	(81,709)	(39,568)
Net income/(loss)	$ 393,874	$ 261,984	$ (109,749)
Earnings/(loss) per common share (see Note 1):			
Basic	$ 2.78	$ 1.82	$ (1.18)
Diluted	$ 2.72	$ 1.72	$ (1.18)

See notes to consolidated financial statements.

FOSTER WHEELER LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

(in thousands of dollars, except share data and per share amounts)

	December 28, 2007	December 29, 2006
ASSETS		
Current Assets:		
Cash and cash equivalents	$1,048,544	$ 610,887
Accounts and notes receivable, net:		
Trade	580,883	483,819
Other	98,708	83,497
Contracts in process	239,737	159,121
Prepaid, deferred and refundable income taxes	36,532	21,016
Other current assets	39,979	31,288
Total current assets	2,044,383	1,389,628
Land, buildings and equipment, net	337,485	302,488
Restricted cash	20,937	19,080
Notes and accounts receivable — long-term	2,941	5,395
Investments in and advances to unconsolidated affiliates	198,346	167,186
Goodwill, net	53,345	51,573
Other intangible assets, net	61,190	62,004
Asbestos-related insurance recovery receivable	324,588	350,322
Other assets	93,737	91,081
Deferred income taxes	112,036	126,792
TOTAL ASSETS	$3,248,988	$2,565,549
LIABILITIES, TEMPORARY EQUITY AND SHAREHOLDERS' EQUITY		
Current Liabilities:		
Current installments on long-term debt	$ 19,368	$ 21,477
Accounts payable	372,531	263,715
Accrued expenses	331,814	288,658
Billings in excess of costs and estimated earnings on uncompleted contracts	744,236	622,422
Income taxes payable	55,824	51,331
Total current liabilities	1,523,773	1,247,603
Long-term debt	185,978	181,492
Deferred income taxes	81,008	66,048
Pension, postretirement and other employee benefits	290,741	385,976
Asbestos-related liability	376,803	424,628
Other long-term liabilities	185,143	166,169
Minority interest	31,773	29,923
Commitments and contingencies		
TOTAL LIABILITIES	2,675,219	2,501,839
Temporary Equity:		
Non-vested restricted awards subject to redemption	2,728	983
TOTAL TEMPORARY EQUITY	2,728	983
Shareholders' Equity:		
Preferred shares:		
$0.01 par value; authorized: December 28, 2007 — 901,943 shares and December 29, 2006 — 903,714 shares; issued and outstanding: December 28, 2007 — 1,887 shares and December 29, 2006 — 3,658 shares	—	—
Common shares:		
$0.01 par value; authorized: December 28, 2007 — 296,007,011 shares and December 29, 2006 — 296,003,468 shares; issued and outstanding: December 28, 2007 - 143,877,804 shares and December 29, 2006 — 138,182,948 shares	1,439	1,382
Paid-in capital	1,385,311	1,348,800
Accumulated deficit	(554,595)	(944,113)
Accumulated other comprehensive loss	(261,114)	(343,342)
TOTAL SHAREHOLDERS' EQUITY	571,041	62,727
TOTAL LIABILITIES, TEMPORARY EQUITY AND SHAREHOLDERS' EQUITY	$3,248,988	$2,565,549

See notes to consolidated financial statements.

FOSTER WHEELER LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY/(DEFICIT)
(in thousands of dollars, except share data)

	For the Year Ended					
	December 28, 2007		December 29, 2006		December 30, 2005	
	Shares	Amount	Shares	Amount	Shares	Amount
Preferred Shares:						
Balance at beginning of year	3,658	$ —	4,195	$ —	75,484	$ 1
Preferred shares converted into common shares	(1,771)	—	(537)	—	(71,289)	(1)
Balance at end of year	1,887	$ —	3,658	$ —	4,195	$ —
Common Shares:						
Balance at beginning of year	138,182,948	$ 1,382	114,924,524	$ 1,150	81,085,796	$ 810
Issuance of common shares upon exercise of common share purchase warrants	1,801,798	18	16,888,556	169	949,218	10
Issuance of common shares upon equity-for-debt exchanges	—	—	2,555,800	26	23,322,890	234
Issuance of common shares upon exercise of stock options	2,976,020	30	3,046,430	30	255,890	2
Issuance of common shares related to restricted awards	686,818	7	701,614	7	34,832	2
Cancellation of common shares upon forfeiture of restricted awards	—	—	(4,952)	—	—	—
Issuance of common shares upon conversion of preferred shares	230,220	2	70,976	—	9,275,898	92
Balance at end of year	143,877,804	$ 1,439	138,182,948	$ 1,382	114,924,524	$ 1,150
Paid-in Capital:						
Balance at beginning of year		$1,348,800		$ 1,186,943		$ 882,762
Issuance of common shares upon exercise of common share purchase warrants		8,430		75,514		4,441
Issuance of common shares upon equity-for-debt exchanges		—		58,737		296,759
Issuance of common shares upon exercise of stock options		18,046		17,565		1,198
Issuance of common shares related to restricted awards		(7)		(7)		1,229
Share-based compensation expense-stock options and restricted awards		5,350		15,491		—
Excess tax benefit related to share-based compensation		4,694		2,915		645
Reclassification of unearned compensation balance upon adoption of SFAS No. 123R		—		(8,358)		—
Issuance of common shares upon conversion of preferred shares		(2)		—		(91)
Balance at end of year		$1,385,311		$ 1,348,800		$ 1,186,943
Accumulated Deficit:						
Balance at beginning of year		$ (944,113)		$(1,206,097)		$(1,096,348)
Cumulative effect of adoption of FIN 48		(4,356)		—		—
Balance at beginning of year, as adjusted		(948,469)		(1,206,097)		(1,096,348)
Net income/(loss) for the year		393,874		261,984		(109,749)
Balance at end of year		$ (554,595)		$ (944,113)		$(1,206,097)
Accumulated Other Comprehensive Loss:						
Balance at beginning of year		$ (343,342)		$ (314,796)		$ (296,743)
Foreign currency translation adjustments		31,939		31,612		(22,928)
Net gains on derivative instruments designated as cash flow hedges (net of tax provision: 2007 — $432; 2006 — $203)		1,331		342		—
Defined benefit pension and other postretirement plans:						
Minimum pension liability adjustments (net of tax provision: 2006 — $4,674; 2005 — $8,456)		—		40,087		4,875
Adjustment resulting from the adoption of SFAS No. 158 (net of tax benefit: 2006 — $54,364)		—		(100,587)		—
Net actuarial gains arising during the period (net of tax provision of $5,836)		33,032		—		—
Reclassification adjustments for amortization of prior service cost/(credit), net loss/(gain) and transition obligation/ (asset) included in net periodic benefit expense (net of tax provision of $6,799)		15,926		—		—
Balance at end of year		$ (261,114)		$ (343,342)		$ (314,796)
Unearned Compensation:						
Balance at beginning of year		$ —		$ (8,358)		$ (16,047)
Issuance of restricted awards		—		—		(1,230)
Share-based compensation expense-restricted awards		—		—		8,919
Reclassification of unearned compensation balance upon adoption of SFAS No. 123R		—		8,358		—
Balance at end of year		$ —		$ —		$ (8,358)
Total Shareholders' Equity/(Deficit)		$ 571,041		$ 62,727		$ (341,158)

See notes to consolidated financial statements.

FOSTER WHEELER LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME/(LOSS)

(in thousands of dollars)

	For the Year Ended		
	December 28, 2007	December 29, 2006	December 30, 2005
Net income/(loss)	$393,874	$261,984	$(109,749)
Foreign currency translation adjustments	31,939	31,612	(22,928)
Net gains on derivative instruments designated as cash flow hedges (net of tax provision: 2007 — $432; 2006 — $203)	1,331	342	—
Defined benefit pension and other postretirement plans:			
Minimum pension liability adjustments (net of tax provision: 2006 — $4,674; 2005 — $8,456)	—	40,087	4,875
Net actuarial gains arising during the period (net of tax provision of $5,836)	33,032	—	—
Reclassification adjustments for amortization of prior service cost/(credit), net loss/(gain) and transition obligation/ (asset) included in net periodic benefit expense (net of tax provision of $6,799)	15,926	—	—
Comprehensive income/(loss)	$476,102	$334,025	$(127,802)

See notes to consolidated financial statements.

FOSTER WHEELER LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS
(in thousands of dollars, except share data)

	For the Year Ended		
	December 28, 2007	December 29, 2006	December 30, 2005
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income/(loss)	$393,874	$ 261,984	$(109,749)
Adjustments to reconcile net income/(loss) to cash flows from operating activities:			
Depreciation and amortization	41,691	30,877	28,215
Net asbestos-related (gains)/provision	7,374	(66,603)	113,680
Loss on debt reduction initiatives	—	5,206	51,491
Prior domestic senior credit agreement fees and expenses	—	9,488	—
Share-based compensation expense-stock options and restricted awards	7,095	16,474	8,919
Excess tax benefit related to share-based compensation	(4,694)	(2,796)	—
Deferred tax provision	31,937	14,302	10,527
Interest expense on subordinated deferrable interest debentures	—	—	5,288
Gain on sale of assets	(7,657)	(1,464)	(1,582)
Equity in the net earnings of partially-owned affiliates, net of dividends	(18,897)	(7,837)	(9,303)
Other noncash items	(3,785)	(4,555)	8,021
Changes in assets and liabilities:			
Increase in receivables	(83,930)	(225,158)	(7,563)
Net change in contracts in process and billings in excess of costs and estimated earnings on uncompleted contracts	25,833	177,350	(15,130)
Increase/(decrease) in accounts payable and accrued expenses	123,968	39,908	(28,904)
(Decrease)/increase in income taxes payable	(7,295)	27,614	(14,756)
Net change in other assets and liabilities	(80,315)	(11,129)	11,659
Net cash provided by operating activities	425,199	263,661	50,813
CASH FLOWS FROM INVESTING ACTIVITIES			
Acquisition of businesses, net of cash acquired	(6,319)	457	—
Change in restricted cash	(856)	8,940	46,186
Capital expenditures	(51,295)	(30,293)	(10,809)
Proceeds from sale of assets	7,567	1,914	4,853
Investments in and advances to unconsolidated affiliates	(1,382)	(6,573)	(1,067)
Return of investment from unconsolidated affiliates	6,324	—	—
Decrease in short-term investments	—	—	24,424
Net cash (used in)/provided by investing activities	(45,961)	(25,555)	63,587

FOSTER WHEELER LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS
(In thousands of dollars, except share data)
(Continued)

	For the Year Ended		
	December 28, 2007	December 29, 2006	December 30, 2005
CASH FLOWS FROM FINANCING ACTIVITIES			
Partnership distributions to minority partners	(2,063)	(1,950)	(2,233)
Proceeds from common share purchase warrant exercises	8,448	75,683	4,451
Proceeds from stock option exercises	18,076	17,595	1,200
Excess tax benefit related to share-based compensation	4,694	2,796	—
Payment of deferred financing costs	—	(5,710)	(13,724)
Proceeds from issuance of long-term debt	15,628	2,138	371
Repayment of long-term debt and capital lease obligations	(6,598)	(90,082)	(31,516)
Net cash provided by/(used in) financing activities	38,185	470	(41,451)
Effect of exchange rate changes on cash and cash equivalents	20,234	21,642	(13,847)
INCREASE IN CASH AND CASH EQUIVALENTS	437,657	260,218	59,102
Cash and cash equivalents at beginning of year	610,887	350,669	291,567
CASH AND CASH EQUIVALENTS AT END OF YEAR	$1,048,544	$610,887	$350,669
Cash paid during the year for:			
Interest (net of amount capitalized)	$ 13,384	$ 25,102	$ 47,295
Income taxes	$ 111,279	$ 38,611	$ 22,361

NON-CASH FINANCING ACTIVITIES

In April 2006, 2,555,800 common shares were exchanged for $50,000 of aggregate principal amount of 2011 senior notes. See Note 6 for information regarding the equity-for-debt exchange.

In 2005, 71,289 preferred shares were converted into 9,275,898 common shares resulting in a $1 reduction in preferred share capital, a $92 increase in common share capital and a $91 reduction in paid-in capital.

In August 2005, 11,268,928 common shares were exchanged for $65,214 of trust preferred securities. See Note 6 for information regarding the equity-for-debt exchange.

In November 2005, 12,053,962 common shares were exchanged for $150,003 of 2011 senior notes. See Note 6 for information regarding the equity-for-debt exchange.

See notes to consolidated financial statements.

(amounts in thousands of dollars, except share data and per share amounts)

1. Summary of Significant Accounting Policies

Principles of Consolidation — The consolidated financial statements include the accounts of Foster Wheeler Ltd. and all significant domestic and foreign subsidiaries as well as certain entities in which we have a controlling interest. Intercompany transactions and balances have been eliminated.

Our fiscal year is the 52- or 53-week annual accounting period ending the last Friday in December for domestic operations and December 31 for foreign operations. For domestic operations, fiscal years 2007, 2006 and 2005 included 52 weeks.

Capital Alterations — On January 8, 2008, our shareholders approved an increase in our authorized share capital at a special general meeting of common shareholders. The increase in authorized share capital was necessary in order to effect a two-for-one stock split of our common shares which was approved by our Board of Directors on November 6, 2007. The stock split was effected on January 22, 2008 in the form of a stock dividend to common shareholders of record at the close of business on January 8, 2008 in the ratio of one additional Foster Wheeler common share in respect of each common share outstanding. As a result of these capital alterations, all references to share capital, the number of shares, stock options, restricted awards, per share amounts, cash dividends, and any other reference to shares in the consolidated financial statements, unless otherwise noted, have been adjusted to reflect the stock split on a retroactive basis.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses during the periods reported. Actual results could differ from those estimates. Changes in estimates are reflected in the periods in which they become known. Significant estimates are used when accounting for long-term contracts including estimates of total costs and customer and vendor claims, employee benefit plan obligations, share-based compensation plans, uncertain tax positions and deferred taxes, and asbestos liabilities and expected recoveries, among others.

Revenue Recognition on Long-Term Contracts — Revenues and profits on long-term fixed-price contracts are recorded under the percentage-of-completion method. Progress towards completion is measured using physical completion of individual tasks for all contracts with a value of $5,000 or greater. Progress toward completion of fixed-priced contracts with a value less than $5,000 is measured using the cost-to-cost method.

Revenues and profits on cost-reimbursable contracts are recorded as the services are rendered based on the estimated revenue per man-hour, including any incentives assessed as probable. We include flow-through costs consisting of materials, equipment or subcontractor services as revenue on cost-reimbursable contracts when we are responsible for the engineering specifications and procurement or procurement services for such costs.

Contracts in process are stated at cost, increased for profits recorded on the completed effort or decreased for estimated losses, less billings to the customer and progress payments on uncompleted contracts.

We have numerous contracts that are in various stages of completion. Such contracts require estimates to determine the extent of revenue and profit recognition. These estimates may be revised from time to time as additional information becomes available. In accordance with the accounting and disclosure requirements of the American Institute of Certified Public Accountants Statement of Position ("SOP") 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts" and Statement of Financial Accounting Standards ("SFAS") No. 154, "Accounting Changes and Error Corrections — a replacement of APB Opinion No. 20 and FASB Statement No. 3," we review all of our material contracts monthly and revise our estimates as appropriate. These estimate revisions, which include both increases and decreases in estimated profit, result from events such as earning project incentive bonuses or the incurrence or forecasted incurrence of contractual liquidated damages for performance or schedule issues, executing services and purchasing third-party materials and equipment at costs differing from those previously estimated and testing of completed

(amounts in thousands of dollars, except share data and per share amounts)

1. Summary of Significant Accounting Policies — *(Continued)*

facilities which, in turn, eliminates or confirms completion and warranty-related costs. Project incentives are recognized when it is probable they will be earned. Project incentives are frequently tied to cost, schedule and/or safety targets and, therefore, tend to be earned late in a project's life cycle. There were 38, 29 and 45 separate projects that had final estimated profit revisions exceeding $1,000 in fiscal years 2007, 2006 and 2005, respectively. These changes in final estimated profits resulted in a net increase/(decrease) to contract profit of $35,150, $(5,670) and $99,555 in fiscal years 2007, 2006 and 2005, respectively. Please see Note 17 for further information related to changes in final estimated profits.

Claims are amounts in excess of the agreed contract price (or amounts not included in the original contract price) that we seek to collect from customers or others for delays, errors in specifications and designs, contract terminations, disputed or unapproved change orders as to both scope and price or other causes of unanticipated additional costs. We record claims in accordance with paragraph 65 of SOP 81-1, which states that recognition of amounts as additional contract revenue related to claims is appropriate only if it is probable that the claims will result in additional contract revenue and if the amount can be reliably estimated. Those two requirements are satisfied by the existence of all of the following conditions: the contract or other evidence provides a legal basis for the claim; additional costs are caused by circumstances that were unforeseen at the contract date and are not the result of deficiencies in our performance; costs associated with the claim are identifiable or otherwise determinable and are reasonable in view of the work performed; and the evidence supporting the claim is objective and verifiable. If such requirements are met, revenue from a claim may be recorded only to the extent that contract costs relating to the claim have been incurred. Costs attributable to claims are treated as costs of contract performance as incurred and are recorded in contracts in process. As of December 28, 2007, our consolidated financial statements assumed recovery of commercial claims of $22,200, of which $3,700 was yet to be expended. Similarly, as of December 29, 2006, our consolidated financial statements assumed recovery of commercial claims from customers of $3,900, all of which was recorded on our consolidated balance sheet.

In certain circumstances, we may defer pre-contract costs when it is probable that these costs will be recovered under a future contract. Such deferred costs would then be included in contract costs upon execution of the anticipated contract. We had no deferred pre-contract costs as of December 28, 2007 or December 29, 2006.

Certain special-purpose subsidiaries in our global power business group are reimbursed by customers for their costs, including amounts related to principal repayments of non-recourse project debt, for building and operating certain facilities over the lives of the corresponding service contracts.

Cash and Cash Equivalents — Cash and cash equivalents include highly liquid short-term investments with original maturities of three months or less. Cash and cash equivalents of $800,036 and $490,934 were maintained by our foreign subsidiaries as of December 28, 2007 and December 29, 2006, respectively. These subsidiaries require a portion of these funds to support their liquidity and working capital needs, as well as to comply with required minimum capitalization and contractual restrictions. Accordingly, a portion of these funds may not be readily available for repatriation to U.S. entities.

Trade Accounts Receivable — Trade accounts receivable represent amounts billed to customers. In accordance with terms of long-term contracts, our customers may withhold certain percentages of such billings until completion and acceptance of the work performed. Final payments of all such amounts withheld might not be received within a one-year period. In conformity with industry practice, however, the full amount of accounts receivable, including such amounts withheld, are included in current assets on the consolidated balance sheet.

(amounts in thousands of dollars, except share data and per share amounts)

1. Summary of Significant Accounting Policies — *(Continued)*

Trade accounts receivable are continually evaluated for collectibility. Provisions are established on a project-specific basis when there is an issue associated with the client's ability to make payments or there are circumstances where the client is not making payment due to contractual issues.

Contracts in Process and Billings in Excess of Costs and Estimated Earnings on Uncompleted Contracts — Under long-term contracts, amounts recorded in contracts in process and billings in excess of costs and estimated earnings on uncompleted contracts may not be realized or paid, respectively, within a one-year period. In conformity with industry practice, however, the full amount of contracts in process and billings in excess of costs and estimated earnings on uncompleted contracts is included in current assets and current liabilities on the consolidated balance sheet, respectively.

Inventories — Inventories, principally materials and supplies, are stated at the lower of cost or market, determined primarily on the average-cost method. We had inventories of $15,861 and $9,466 as of December 28, 2007 and December 29, 2006, respectively. Such amounts are recorded within other current assets on the consolidated balance sheet.

Land, Buildings and Equipment — Depreciation is computed on a straight-line basis using estimated lives ranging from 10 to 50 years for buildings and from 3 to 35 years for equipment. Expenditures for maintenance and repairs are charged to expense as incurred. Renewals and betterments are capitalized. Upon retirement or other disposition of fixed assets, the cost and related accumulated depreciation are removed from the accounts and the resulting gains or losses, if any, are reflected in earnings.

Restricted Cash — The following table details the restricted cash held:

	December 28, 2007			December 29, 2006		
	Foreign	Domestic	Total	Foreign	Domestic	Total
Held by special-purpose entities and restricted for debt service payments	$ 5,766	$ 257	$ 6,023	$ 5,236	$252	$ 5,488
Held to collateralize letters of credit and bank guarantees	6,800	—	6,800	5,345	—	5,345
Client funds held in escrow	6,787	1,327	8,114	7,622	625	8,247
Total	$19,353	$1,584	$20,937	$18,203	$877	$19,080

Investments in and Advances to Unconsolidated Affiliates — We use the equity method of accounting for affiliates in which our investment ownership ranges from 20% to 50% unless significant economic or governance considerations indicate that we are unable to exert significant influence in which case the cost method is used. The equity method is also used for affiliates in which our investment ownership is greater than 50% but we do not have a controlling interest. Currently, all of our significant investments in affiliates that are not consolidated are recorded using the equity method. Affiliates in which our investment ownership is less than 20% are carried at cost.

Intangible Assets — Intangible assets consist principally of goodwill, trademarks and patents. Goodwill is allocated to our reporting units on a relative fair value basis at the time of the original purchase price allocation. Patents and trademarks are amortized on a straight-line basis over periods of 11 to 40 years.

We test goodwill for impairment at the reporting unit level as defined in SFAS No. 142, "Goodwill and Other Intangible Assets." This test is a two-step process. The first step of the goodwill impairment test, used to identify potential impairment, compares the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value, which is estimated based on discounted future cash flows, exceeds the carrying amount, goodwill is not considered impaired. If the carrying amount exceeds the fair value, the second step must be performed to measure the amount of the impairment loss, if any. The second step

(amounts in thousands of dollars, except share data and per share amounts)

1. Summary of Significant Accounting Policies — *(Continued)*

compares the implied fair value of the reporting unit's goodwill with the carrying amount of that goodwill. In the fourth quarter of each year, we evaluate goodwill at each reporting unit to assess recoverability, and impairments, if any, are recognized in earnings. An impairment loss would be recognized in an amount equal to the excess of the carrying amount of the goodwill over the implied fair value of the goodwill. SFAS No. 142 also requires that intangible assets with determinable useful lives be amortized over their respective estimated useful lives and reviewed for impairment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets."

As of December 28, 2007 and December 29, 2006, we had goodwill of $53,345 and $51,573, respectively. The increase in goodwill of $1,772 resulted from an increase of $4,173 related to changes in foreign currency exchange rates; partially offset by a goodwill impairment charge of $2,401 related to winding down the operations of one of our domestic reporting units. All of the goodwill is related to our global power business group. In 2007, the fair value of all other reporting units exceeded the carrying amounts except for the domestic reporting unit noted above.

As described further in Note 2, in February 2007, we acquired a Finnish company that owns patented coal flow measuring technology. In conjunction with the acquisition, we recorded $1,463 of identifiable intangible assets. We had total unamortized identifiable intangible assets of $61,190 and $62,004 as of December 28, 2007 and December 29, 2006, respectively. The following table details amounts relating to those assets:

	December 28, 2007			December 29, 2006		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Patents	$ 39,375	$(21,026)	$18,349	$37,185	$(19,206)	$17,979
Trademarks	63,344	(20,503)	42,841	62,699	(18,674)	44,025
Total	$102,719	$(41,529)	$61,190	$99,884	$(37,880)	$62,004

Amortization expense related to patents and trademarks, which is recorded within cost of operating revenues on the consolidated statement of operations, totaled $3,649, $3,581 and $3,571 for fiscal years 2007, 2006 and 2005, respectively. Amortization expense is expected to approximate $3,600 each year in the next five years.

Income Taxes — Deferred tax assets/liabilities are established for the difference between the financial reporting and income tax bases of assets and liabilities, as well as for operating loss and tax credit carryforwards. Deferred tax assets are reduced by a valuation allowance when it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

We do not record a provision for U.S. federal income taxes on foreign subsidiary earnings if we expect such earnings to be permanently reinvested outside the United States. Unremitted earnings of foreign subsidiaries, that have been, or are intended to be, permanently reinvested (and for which no federal income tax has been provided) aggregated $179,060 as of December 28, 2007. It is not practicable to estimate the additional tax that would be incurred, if any, if these amounts were repatriated.

In June 2006, the FASB issued FIN 48, "Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109, Accounting for Income Taxes," which addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under FIN 48, we recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits

(amounts in thousands of dollars, except share data and per share amounts)

1. Summary of Significant Accounting Policies — *(Continued)*

of the position. The tax benefits recognized in the financial statements from such a position are based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. FIN 48 also provides guidance on the derecognition of the benefit of an uncertain tax position, classification of the unrecognized tax benefits in the balance sheet, accounting for and classification of interest and penalties on income tax uncertainties, accounting in interim periods and disclosures.

We recognize interest accrued on the unrecognized tax benefits in interest expense and penalties on the unrecognized tax benefits in other deductions on our consolidated statement of operations.

Foreign Currency — The functional currency of our foreign operations is the local currency of their country of domicile. Assets and liabilities of our foreign subsidiaries are translated into U.S. dollars at period-end exchange rates with the resulting translation adjustment recorded as a separate component within accumulated other comprehensive loss. Income and expense accounts and cash flows are translated at weighted-average exchange rates for the period. Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in other income and other expense, respectively. Foreign currency transaction losses for fiscal years 2007, 2006 and 2005 were as follows:

	For the Year Ended		
	December 28, 2007	December 29, 2006	December 30, 2005
Foreign currency transaction losses	$(2,640)	$(1,719)	$(2,705)
Foreign currency transaction losses, net of tax	$(1,716)	$(1,117)	$(1,758)

Interest Rate Risk — We use interest rate swap contracts to manage interest rate risk associated with some of our variable rate special-purpose limited recourse project debt. Certain of our affiliates in which we have an equity interest also use interest rate swap contracts to manage interest rate risk associated with their limited recourse project debt. Upon entering into the swap contracts, we designate the interest rate swaps as cash flow hedges in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." We assess at inception, and on an ongoing basis, whether the interest rate swaps are highly effective in offsetting changes in the cash flows of the project debt. Consequently, we record the fair value of our interest rate swap contracts in our consolidated balance sheet at each balance sheet date. Changes in the fair value of the interest rate swap contracts are recorded as a component of other comprehensive income on our consolidated statement of comprehensive income/(loss). As of December 28, 2007 and December 29, 2006, we had net gains on the swap contracts of $1,673 and $342, respectively, which were recorded net of tax of $635 and $203, respectively, and were included in accumulated other comprehensive loss on the consolidated balance sheet.

Restrictions on Shareholders' Dividends — We have not declared or paid a cash dividend since July 2001 and we do not have any plans to declare or pay any cash dividends. Our current credit agreement contains limitations on cash dividend payments.

Earnings per Common Share — Basic and diluted earnings/(loss) per common share are computed using net income/(loss) attributable to common shareholders rather than total net income. As described further in Note 13, we completed two common share purchase warrant offer transactions in January 2006, which increased the number of common shares delivered upon the exercise of our Class A and Class B warrants during the offer period. We issued 747,896 additional common shares as a result of the warrant offers. Since the warrant holders were not necessarily common shareholders prior to the warrant offers, the issuance of the additional shares was not considered a pro rata common share dividend to common shareholders. Rather, the fair value of the additional shares was treated as a preferential distribution to a sub-set of common

(amounts in thousands of dollars, except share data and per share amounts)

1. Summary of Significant Accounting Policies — *(Continued)*

shareholders. Accordingly, we were required to reduce net income attributable to the common shareholders by the fair value of the additional common shares when calculating earnings per common share for fiscal year 2006. The fair value of the additional shares issued was $19,445, which was determined using the common share price at the time of issuance of the shares.

Basic earnings/(loss) per common share is computed by dividing net income/(loss) attributable to common shareholders by the weighted-average number of common shares outstanding during the reporting period, excluding non-vested restricted shares of 165,960, 659,262 and 2,222,362 as of December 28, 2007, December 29, 2006 and December 30, 2005, respectively. Restricted shares and restricted share units (collectively, "restricted awards") are included in the weighted-average number of common shares outstanding when such shares vest.

Diluted earnings/(loss) per common share is computed by dividing net income/(loss) attributable to common shareholders by the combination of the weighted-average number of common shares outstanding during the reporting period and the impact of dilutive securities, if any, such as outstanding stock options, warrants to purchase common shares and the non-vested portion of restricted awards to the extent such securities are dilutive.

In profitable periods, outstanding stock options and warrants have a dilutive effect under the treasury stock method when our average common share price for the period exceeds the assumed proceeds from the exercise of the warrant or option. The assumed proceeds include the exercise price, compensation cost, if any, for future service that has not yet been recognized in the consolidated statement of operations, and any tax benefits that would be recorded in paid-in capital when the option or warrant is exercised. Under the treasury stock method, the assumed proceeds are assumed to be used to repurchase common shares in the current period. The dilutive impact of the non-vested portion of restricted awards is determined using the treasury stock method, but the proceeds include only the unrecognized compensation cost and tax benefits as assumed proceeds. In loss periods, basic and diluted loss per common share is identical since the effect of potentially dilutive securities is antidilutive and therefore excluded from the calculations.

(amounts in thousands of dollars, except share data and per share amounts)

1. Summary of Significant Accounting Policies — *(Continued)*

The computations of basic and diluted earnings/(loss) per common share were as follows:

	For the Year Ended		
	December 28, 2007	December 29, 2006	December 30, 2005
Net income/(loss)	$ 393,874	$ 261,984	$ (109,749)
Fair value of additional shares issued as part of warrant offers	—	(19,445)	—
Net income/(loss) attributable to common shareholders	$ 393,874	$ 242,539	$ (109,749)
Basic earnings/(loss) per common share:			
Net income/(loss) attributable to common shareholders	$ 393,874	$ 242,539	$ (109,749)
Weighted-average number of common shares outstanding for basic earnings/(loss) per common share	141,661,046	132,996,384	93,140,176
Basic earnings/(loss) per common share	$ 2.78	$ 1.82	$ (1.18)
Diluted earnings/(loss) per common share:			
Net income/(loss) attributable to common shareholders	$ 393,874	$ 242,539	$ (109,749)
Weighted-average number of common shares outstanding for basic earnings/(loss) per common share	141,661,046	132,996,384	93,140,176
Effect of dilutive securities:			
Options to purchase common shares	1,082,254	2,997,096	—
Warrants to purchase common shares	1,790,072	3,443,376	—
Non-vested portion of restricted awards	214,850	1,781,120	—
Weighted-average number of common shares outstanding for diluted earnings/(loss) per common share	144,748,222	141,217,976	93,140,176
Diluted earnings/(loss) per common share	$ 2.72	$ 1.72	$ (1.18)

(amounts in thousands of dollars, except share data and per share amounts)

1. Summary of Significant Accounting Policies — *(Continued)*

The following table summarizes the common share equivalent of potentially dilutive securities that have been excluded from the denominator used in the calculation of diluted earnings/(loss) per common share due to their antidilutive effect:

	For the Year Ended		
	December 28, 2007	December 29, 2006	December 30, 2005
Common shares issuable under outstanding options not included in the computation of diluted earnings/(loss) per common share because the assumed proceeds were greater than our average common share price for the period	347,698	1,372,582	1,166,770
Common shares issuable under outstanding options not included in the computation of diluted earnings/(loss) per common share because of their antidilutive effect	—	—	5,401,250
Warrants to purchase common shares not included in the computation of diluted earnings/(loss) per common share due to their antidilutive effect	—	—	18,936,200
Non-vested portion of restricted awards not included in the computation of diluted earnings/(loss) per common share due to their antidilutive effect	—	—	3,379,458

Share-Based Compensation Plans — Our share-based compensation plans are described in Note 12. We adopted the provisions of SFAS No. 123R, "Share-Based Payment," on December 31, 2005, the first day of fiscal year 2006, using the modified prospective transition method. Under this method, share-based compensation expense recognized in the consolidated statement of operations for fiscal years 2007 and 2006 includes compensation expense for all share-based payments granted prior to, but not yet vested as of, December 31, 2005, based on the grant date fair value originally estimated in accordance with the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." We recognize compensation expense for all share-based payment awards granted after December 30, 2005 based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123R. Because we elected to use the modified prospective transition method, results for periods prior to fiscal year 2006 have not been restated.

Prior to the adoption of SFAS No. 123R, share-based employee compensation expense related to stock options was not recognized in the consolidated statement of operations if the exercise price of the option was at least equal to our common share price on the grant date, in accordance with the measurement and recognition provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," as permitted by SFAS No. 123. As a result, the recognition of share-based compensation expense was generally limited to the expense attributed to restricted awards. In accordance with SFAS No. 123 and SFAS No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure," we provided pro forma net income or loss and net earnings or loss per common share disclosures for each period prior to the adoption of SFAS No. 123R as if we had applied the fair value method in measuring compensation expense for all of our share-based compensation plans, including stock options. Had compensation costs for our stock-based compensation plans been accounted for using the fair value method of accounting prescribed

(amounts in thousands of dollars, except share data and per share amounts)

1. Summary of Significant Accounting Policies — *(Continued)*

by SFAS No. 123, our net loss attributable to common shareholders and our basic and diluted loss per common share for fiscal year 2005 would have been as follows:

	For the Year Ended December 30, 2005
Net loss attributable to common shareholders — as reported	$(109,749)
Add: Total share-based employee compensation expense determined under intrinsic value based method for awards and included within reported net loss, net of $0 taxes	150
Deduct: Total share-based employee compensation expense determined under fair value based method for awards, net of taxes of $186	(6,740)
Net loss attributable to common shareholders — pro forma	$(116,339)
Loss per common share — basic and diluted:	
As reported	$ (1.18)
Pro forma	$ (1.25)

We estimate the fair value of each option award on the date of grant using the Black-Scholes option valuation model. We then recognize the grant date fair value of each option as compensation expense ratably using the straight-line attribution method over the service period (generally the vesting period). The Black-Scholes model incorporates the following assumptions.

- Expected volatility — we estimate the volatility of our common share price at the date of grant using historical volatility adjusted for periods of unusual stock price activity.
- Expected term — we estimate the expected term of options granted to our chief executive officer based on a combination of vesting schedules, contractual life of the option, past history and estimates of future exercise behavior patterns as outlined in SFAS No. 123R. For grants to other employees and the remaining directors, we estimate the expected term using the "simplified" method, as outlined in Staff Accounting Bulletin No. 107, "Topic 14: Share-Based Payment."
- Risk-free interest rate — we estimate the risk-free interest rate using the U.S. Treasury yield curve for periods equal to the expected term of the options in effect at the time of grant.
- Dividends — we use an expected dividend yield of zero because we have not declared or paid a cash dividend since July 2001 and we do not have any plans to declare or pay any cash dividends.

We used the following weighted-average assumptions to estimate the fair value of the options granted for the periods indicated:

	For the Year Ended		
	December 28, 2007	December 29, 2006	December 30, 2005
Expected volatility	44%	44%	50%
Expected term	3.5 years	4.1 years	3.1 years
Risk-free interest rate	3.63%	4.81%	4.23%
Expected dividend yield	0%	0%	0%

We estimate the fair value of restricted awards using the market price of our common shares on the date of grant. We then recognize the fair value of each restricted award as compensation cost ratably using the straight-line attribution method over the service period (generally the vesting period).

(amounts in thousands of dollars, except share data and per share amounts)

1. Summary of Significant Accounting Policies — *(Continued)*

We estimate pre-vesting forfeitures at the time of grant using a combination of historical data and demographic characteristics, and we revise those estimates in subsequent periods if actual forfeitures differ from those estimates. We record share-based compensation expense only for those awards that are expected to vest.

Recent Accounting Developments — In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. In February 2008, the FASB issued a partial one-year deferral of SFAS No. 157 for nonfinancial assets and liabilities that are only subject to fair value measurement on a non-recurring basis. The standard is effective for financial assets and liabilities, as well as for any other assets and liabilities that are required to be measured at fair value on a recurring basis in financial statements for all financial statements issued with fiscal years beginning after November 15, 2007. We do not expect our adoption of this new standard to have a material impact on our financial position, results of operations or cash flows.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115." SFAS No. 159 permits entities to choose to measure at fair value many financial instruments and certain other assets and liabilities that are not currently required to be measured at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS No. 159 does not affect any existing accounting literature that requires certain assets and liabilities to be carried at fair value. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. We do not expect to elect the fair value option provided in this new standard.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), "Business Combinations." SFAS No. 141R replaces SFAS No. 141, "Business Combinations" and changes how business acquisitions are accounted. SFAS No. 141R requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction and establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed in a business combination. Certain provisions of this standard will, among other things, impact the determination of acquisition-date fair value of consideration paid in a business combination (including contingent consideration); exclude transaction costs from acquisition accounting; and change accounting practices for acquired contingencies, acquisition-related restructuring costs, in-process research and development, indemnification assets, and tax benefits. Most of the provisions of SFAS No. 141R apply prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Early adoption is not permitted. We are currently assessing the impact that SFAS No. 141R may have on our financial position, results of operations and cash flows.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51." SFAS No. 160, amends the accounting and reporting standards for the noncontrolling interest in a subsidiary (often referred to as "minority interest") and for the deconsolidation of a subsidiary. Under SFAS No. 160, the noncontrolling interest in a subsidiary is reported as equity in the parent company's consolidated financial statements. SFAS No. 160 also requires that the parent company's consolidated statement of operations include both the parent and noncontrolling interest share of the subsidiary's statement of operations. Formerly, the noncontrolling interest share was shown as a reduction of income on the parent's consolidated statement of operations. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. SFAS No. 160 is to be applied prospectively as of the beginning of the fiscal year in which this statement is initially applied; however, presentation and disclosure requirements shall be applied retrospectively for all periods presented.

(amounts in thousands of dollars, except share data and per share amounts)

1. Summary of Significant Accounting Policies — *(Continued)*

We are currently assessing the impact that SFAS No. 160 may have on our financial position, results of operations and cash flows.

2. Business Combinations

On April 7, 2006, we completed the purchase of the remaining 51% interest in MF Power, a company that was 49% owned by us prior to the acquisition. Subsequent to the acquisition, we own 100% of the equity interests of MF Power, which was renamed FW Power S.r.l. ("FW Power"). FW Power is dedicated to the development, construction and operation of electric power generating wind farm projects in Italy. In accordance with the terms of the purchase agreement, we were required to pay a purchase price of up to €16,393, of which €12,580 (approximately $15,200 at the exchange rate in effect at the time of payment) was paid at closing and the final payment of €3,440 (approximately $4,800 at the exchange rate in effect at the time of payment) was paid in September 2007 upon start of construction of the last of three wind farms being developed by FW Power as part of the purchase contract with the seller. FW Power is included within our global engineering and construction business segment.

In February 2007, we purchased the stock of a Finnish company that owns patented coal flow measuring technology. The purchase price, net of cash acquired was €1,112 (approximately $1,473 at the exchange rate in effect at the time of the acquisition). The purchase price allocation and pro forma financial information for this acquisition was not material to our consolidated financial statements. This company is included within our global power business segment.

In February 2008, we acquired all of the outstanding capital stock of a biopharmaceutical engineering company, based in Philadelphia, Pennsylvania, for an acquisition cost of $12,781 in cash, subject to certain post-closing adjustments. The acquisition agreement allows for an earnout payment of up to an additional $8,700 to be paid if certain milestones are met over the following three years. This company provides design, engineering, manufacture, installation, validation and startup/commissioning services to the life science industry. The purchase price allocation and pro forma information for this acquisition are not material to our consolidated financial statements. This company will be included within our global engineering and construction business segment.

(amounts in thousands of dollars, except share data and per share amounts)

3. Accounts and Notes Receivable

The following table shows the components of trade accounts and notes receivable:

	December 28, 2007	December 29, 2006
From long-term contracts:		
Amounts billed due within one year	$548,290	$467,268
Billed retention:		
Estimated to be due in:		
2007	—	10,082
2008	16,557	1,962
2009	4,141	5,600
2010	19,749	3,481
2011	2,068	—
2012	1,000	—
Total billed retention	43,515	21,125
Total receivables from long-term contracts	591,805	488,393
Other trade accounts and notes receivable	1,476	3,274
Trade accounts and notes receivable, gross	593,281	491,667
Less: allowance for doubtful accounts	(12,398)	(7,848)
Trade accounts and notes receivable, net	$580,883	$483,819

The following table shows the components of non-trade accounts and notes receivable:

	December 28, 2007	December 29, 2006
Asbestos insurance receivable	$50,076	$49,191
Foreign refundable value-added tax	25,071	13,804
Other	23,561	20,502
Other accounts and notes receivable	$98,708	$83,497

4. Land, Buildings and Equipment

Land, buildings and equipment are stated at cost and are set forth below:

	December 28, 2007	December 29, 2006
Land and land improvements	$ 25,548	$ 23,394
Buildings	154,753	142,931
Furniture, fixtures and equipment	541,091	490,700
Construction in progress	13,007	783
Land, buildings and equipment, gross	734,399	657,808
Less: accumulated depreciation	(396,914)	(355,320)
Land, buildings and equipment, net	$ 337,485	$ 302,488

(amounts in thousands of dollars, except share data and per share amounts)

4. Land, Buildings and Equipment — *(Continued)*

Depreciation expense for fiscal years 2007, 2006 and 2005 was $34,576, $26,191 and $23,982, respectively.

We own certain office and manufacturing facilities in Finland that contain asbestos. We are required to remove the asbestos from such facilities if such facilities are significantly renovated or demolished. At present, there are no plans to undertake a major renovation that would require the removal of the asbestos or the demolition of the facilities. We do not have sufficient information to estimate the fair value of the asset retirement obligation because the settlement date or the range of potential settlement dates has not been specified and information is not currently available to apply an expected present value technique. We will recognize a liability in the period in which sufficient information is available to reasonably estimate the fair value of the asset retirement obligation.

5. Equity Interests

We own non-controlling equity interests in two electric power generation projects, one waste-to-energy project and one wind farm project in Italy and in a refinery/electric power generation project in Chile. The two electric power generation projects are each 42% owned by us, the waste-to-energy project is 39% owned by us and the wind farm project is 50% owned by us. The project in Chile is 85% owned by us; however, we do not have a controlling interest in the Chilean project as a result of participating rights held by the minority shareholder. The following is summarized financial information for the entities (each as a whole) in which we have an equity interest:

	December 28, 2007		December 29, 2006	
	Italian Projects	Chilean Project	Italian Projects	Chilean Project
Balance Sheet Data:				
Current assets	$294,482	$ 49,353	$199,606	$ 27,013
Other assets (primarily buildings and equipment)	656,796	146,665	536,543	156,236
Current liabilities	72,009	21,044	42,134	18,226
Other liabilities (primarily long-term debt)	576,545	81,696	470,618	88,836
Net assets	302,724	93,278	223,397	76,187

	For the Year Ended					
	December 28, 2007		December 29, 2006		December 30, 2005	
	Italian Projects	Chilean Project	Italian Projects	Chilean Project	Italian Projects	Chilean Project
Income Statement Data:						
Total revenues	$319,611	$70,427	$304,786	$43,462	$293,588	$39,659
Gross profit	75,549	42,234	72,070	21,198	65,419	19,725
Income before income taxes	59,402	35,391	69,096	15,012	52,646	10,031
Net earnings	45,684	30,258	41,365	16,025	46,070	7,782

Our share of equity in the net earnings of these partially-owned affiliates, which are recorded within other income on our consolidated statement of operations, totaled $36,445, $26,640 and $24,129 for fiscal years 2007, 2006 and 2005, respectively. In the third quarter of 2006, the majority owners of certain of the Italian projects sold their interests to another third-party. Prior to this sale, our share of equity in the net earnings of these projects was reported on a pretax basis in other income and the associated taxes were reported in the provision for income taxes because we and the other partners elected pass-through taxation treatment under local law. As a direct result of the ownership change arising from the sale, the subject entities are now

(amounts in thousands of dollars, except share data and per share amounts)

5. Equity Interests — *(Continued)*

precluded from electing pass-through taxation treatment. As a result, commencing in fiscal year 2006, our share of equity in the after-tax earnings of these projects is reported in other income. This change reduced other income and the provision for taxes by $5,000 and $8,600 in fiscal years 2007 and 2006, respectively.

Our investment in these equity affiliates, which is recorded within investments in and advances to unconsolidated affiliates on our consolidated balance sheet, totaled $190,887 and $150,752 as of December 28, 2007 and December 29, 2006, respectively. Distributions of $23,784, $18,149 and $18,272 were received during fiscal years 2007, 2006 and 2005, respectively.

We have guaranteed certain performance obligations of the Chilean project. We have a contingent obligation, which is measured annually based on the operating results of the Chilean project for the preceding year. We did not have a current payment obligation under this guarantee as of December 28, 2007.

We also have a guarantee that supports the obligations of our subsidiary under the Chilean project's operations and maintenance agreement. The guarantee is limited to $20,000 over the life of the operations and maintenance agreement, which extends through 2016. No amounts have ever been paid under the guarantee.

In addition, we have provided a $10,000 debt service reserve letter of credit to cover debt service payments in the event that the Chilean project does not generate sufficient cash flows to make such payments. We are required to maintain the debt service reserve letter of credit during the term of the Chilean project's debt, which matures in 2014. As of December 28, 2007, no amounts have ever been drawn under this letter of credit.

Under the Chilean project's operations and maintenance agreement, our subsidiary provides services for the management, operation and maintenance of the refinery/electric power generation facility. Our annual service fees for these services were $8,309, $8,276 and $7,511 for fiscal years 2007, 2006 and 2005, respectively, and were recorded in operating revenues on our consolidated statement of operations. We had a receivable from our partially-owned affiliate in Chile of $6,168 and $3,199 recorded in trade accounts and notes receivable on our consolidated balance sheet as of December 28, 2007 and December 29, 2006, respectively.

Our share of the undistributed retained earnings of our equity investees amounted to $87,206 and $57,666 as of December 28, 2007 and December 29, 2006, respectively.

6. Equity-for-Debt Exchanges

In April 2006, we consummated an offer to exchange 2,555,800 of our common shares for $50,000 of outstanding aggregate principal amount of our 2011 senior notes. The exchange reduced the carrying value of our 2011 senior notes by $51,648, representing the aggregate principal amount plus the corresponding premium and improved our shareholders' equity/(deficit) by $50,567. The exchange resulted in a $58,763 increase in common stock and paid-in capital, which was partially offset by an $8,196 charge to income. The pretax charge, which was substantially non-cash, related primarily to the difference between the carrying value of the 2011 senior notes, including unpaid accrued interest, and the market price of the common shares on the closing date of the exchange.

In November 2005, we completed an offer to exchange 12,053,962 of our common shares for $150,003 of outstanding aggregate principal amount of our 2011 senior notes. The exchange reduced the carrying value of our 2011 senior notes by $155,299, representing the aggregate principal amount plus the corresponding premium associated with the exchanged notes, and improved our shareholders' equity/(deficit) by $151,076. The exchange resulted in a $167,909 increase in common stock and paid-in capital, which was partially offset by a $16,833 charge to income. The pretax charge, which was substantially non-cash, related primarily to the difference between the carrying value of the 2011 senior notes, including unpaid accrued interest, and the market price of the common shares on the closing date of the exchange. Concurrent with the exchange offer,

(amounts in thousands of dollars, except share data and per share amounts)

6. Equity-for-Debt Exchanges — *(Continued)*

we also solicited consents from holders of the outstanding 2011 senior notes to amend the governing indenture to eliminate substantially all of the restrictive operating and financial covenants and certain events of default contained therein.

In August 2005, we completed an offer to exchange our common shares for a portion of our trust preferred securities. Trust preferred securities of 2,608,548 were tendered as part of the exchange, resulting in the issuance of 11,268,928 common shares. The exchange reduced the aggregate liquidation amount of our existing trust preferred securities by $65,214, reduced the amount of deferred accrued interest by $26,052 and improved our shareholders' equity/(deficit) by $87,571. The exchange resulted in an increase to common stock and paid-in capital totaling $129,084, which was partially offset by a $41,513 charge to income. The pretax charge, which was substantially non-cash, related primarily to the difference between the carrying value of the trust preferred securities, including deferred accrued interest, and the market price of the common shares on the closing date of the exchange.

7. Long-term Debt

The following table shows the components of our long-term debt:

	December 28, 2007			December 29, 2006		
	Current	Long-term	Total	Current	Long-term	Total
Capital Lease Obligations	$ 1,318	$ 67,095	$ 68,413	$ 1,537	$ 65,319	$ 66,856
Special-Purpose Limited Recourse Project Debt:						
Camden County Energy Recovery Associates	9,648	31,779	41,427	9,360	41,427	50,787
FW Power	—	45,041	45,041	4,881	24,862	29,743
Energia Holdings, LLC	4,144	21,101	25,245	3,613	25,245	28,858
Subordinated Robbins Facility Exit Funding Obligations:						
1999C Bonds at 7.25% interest, due October 15, 2009	18	19	37	16	37	53
1999C Bonds at 7.25% interest, due October 15, 2024	—	20,491	20,491	—	20,491	20,491
1999D Accretion Bonds at 7% interest, due October 15, 2009	—	286	286	—	267	267
Intermediate Term Loans in China at 7.02% interest	4,107	—	4,107	—	3,844	3,844
Convertible Subordinated Notes at 6.50% interest, due June 1, 2007	—	—	—	2,070	—	2,070
Other	133	166	299	—	—	—
Total	$19,368	$185,978	$205,346	$21,477	$181,492	$202,969

Domestic Senior Credit Agreement — In October 2006, we executed a five-year domestic senior credit agreement to be used for our domestic and foreign operations. In May 2007, we executed an amendment to our domestic senior credit agreement to increase the facility by $100,000 to $450,000, to reduce the pricing on a portion of the letters of credit issued under the facility and to restore a provision which permits future incremental increases of up to $100,000 in total availability under the facility. We can issue up to $450,000 under the letter of credit facility. A portion of the letters of credit issued under the domestic senior credit

(amounts in thousands of dollars, except share data and per share amounts)

7. Long-term Debt — *(Continued)*

agreement have performance pricing that is decreased (or increased) as a result of improvements (or reductions) in the credit rating of the domestic senior credit agreement as reported by Moody's Investors Service and/or Standard & Poor's ("S&P"). We also have the option to use up to $100,000 of the $450,000 for revolving borrowings at a rate equal to adjusted LIBOR plus 1.50%, subject also to the performance pricing noted above. As a result of the improvement in our S&P credit rating in March 2007, we have achieved the lowest possible pricing under the performance pricing provisions of our domestic senior credit agreement.

We paid $5,710 in fees and expenses in conjunction with the execution of our domestic senior credit agreement in the fourth quarter of 2006. Such fees and expenses are being amortized to expense over the five-year term of the agreement, commencing in the fourth quarter of 2006.

The assets and/or stock of certain of our domestic and foreign subsidiaries collateralize our obligations under our domestic senior credit agreement. Our domestic senior credit agreement contains various customary restrictive covenants that generally limit our ability to, among other things, incur additional indebtedness or guarantees, create liens or other encumbrances on property, sell or transfer certain property and thereafter rent or lease such property for substantially the same purposes as the property sold or transferred, enter into a merger or similar transaction, make investments, declare dividends or make other restricted payments, enter into agreements with affiliates that are not on an arms' length basis, enter into any agreement that limits our ability to create liens or the ability of a subsidiary to pay dividends, engage in any new lines of business, with respect to Foster Wheeler Ltd., change Foster Wheeler Ltd.'s fiscal year or, with respect to Foster Wheeler Ltd. and one of our holding company subsidiaries, directly acquire ownership of the operating assets used to conduct any business.

In addition, our domestic senior credit agreement contains financial covenants requiring us not to exceed a total leverage ratio, which compares total indebtedness to EBITDA, and to maintain a minimum interest coverage ratio, which compares EBITDA to interest expense. All such terms are defined in our domestic senior credit agreement. The agreement also limits the aggregate amount of capital expenditures in any single fiscal year to $40,000, subject to certain exceptions. We must be in compliance with the total leverage ratio at all times, while the interest coverage ratio is measured quarterly. We are in compliance with all financial covenants and other provisions of our domestic senior credit agreement.

We had $245,765 and $189,036 of letters of credit outstanding under this agreement as of December 28, 2007 and December 29, 2006, respectively. The letter of credit fees currently range from 1.50% to 1.60% of the outstanding amount, excluding a fronting fee of 0.125% per annum. There were no funded borrowings under this agreement as of December 28, 2007 or December 29, 2006.

Prior Domestic Senior Credit Agreement — In March 2005, we entered into a five-year $250,000 senior credit agreement to be used for our domestic and foreign operations. We voluntarily replaced this senior credit agreement in October 2006. In fiscal year 2006, we recorded a charge of $14,955 in connection with the termination of this agreement.

Capital Lease Obligations — We have entered into a series of capital lease obligations, primarily for office buildings. Assets under capital lease obligations are summarized as follows:

	December 28, 2007	December 29, 2006
Buildings and improvements	$ 48,565	$45,650
Less: accumulated amortization	(11,462)	(9,272)
Net assets under capital lease obligations	$ 37,103	$36,378

(amounts in thousands of dollars, except share data and per share amounts)

7. Long-term Debt — *(Continued)*

The following are the minimum lease payments to be made in each of the years indicated for our capital lease obligations as of December 28, 2007:

Fiscal year:	
2008	$ 8,564
2009	8,657
2010	8,403
2011	8,751
2012	8,174
Thereafter	102,393
Less: interest	(76,529)
Net minimum lease payments under capital lease obligations	68,413
Less: current portion of net minimum lease payments	(1,318)
Long-term portion of net minimum lease payments	$ 67,095

Special-Purpose Limited Recourse Project Debt — Special-purpose limited recourse project debt represents debt incurred to finance the construction of cogeneration facilities, waste-to-energy or wind farm projects in which we are a majority-owner. Certain assets of each project collateralize the notes and/or bonds. Our obligations with respect to this debt are limited to contributing project equity during the construction phase of the projects and the guarantee of the operating performance of our Chilean project.

The Camden County Energy Recovery Associates debt represents Solid Waste Disposal and Resource Recovery System Revenue Bonds. The bonds bear interest at 7.5%, due annually December 1, 2004 through 2010, and mature on December 1, 2010. The bonds are collateralized by a pledge of certain revenues and assets of the project, but not the plant. The waste-to-energy project is located in New Jersey.

As a result of the purchase of the remaining 51% interest of FW Power consummated on April 7, 2006, we now consolidate the special-purpose limited recourse project debt of FW Power, which is the owner of certain electric power generating wind farms in Italy. See Note 2 for further information regarding the FW Power acquisition. Upon acquisition, FW Power had project financing for its Vallesaccarda wind farm project under a base facility and a value-added tax ("VAT") facility. The base facility had a variable interest rate based upon the 6-month Euribor plus 1.5% and was repayable semi-annually based upon a pre-defined payment schedule through June 30, 2015. The VAT facility had a variable interest rate based upon the 6-month Euribor plus 0.9% and was repayable semi-annually based upon actual VAT received during commercial operation through December 31, 2010.

In December 2007, FW Power refinanced the base and VAT facilities related to the Vallesaccarda wind farm project with new base and VAT facilities, and also secured new base and VAT facilities for its Scampitella wind farm project. The base facilities bear interest at variable rates based upon 6-month Euribor plus a spread varying from 0.8% to 1.1% throughout the life of the debt and are repayable semi-annually based upon a pre-defined payment schedule through December 31, 2019. The VAT facilities bear interest at 0.5% and are repayable semi-annually based upon actual VAT received during commercial operation through June 30, 2010 and December 31, 2013 for the Vallesaccarda and Scampitella wind farms, respectively.

The debt is collateralized by certain revenues and assets of FW Power. Our total borrowing capacity under the FW Power credit facilities is €75,350 (approximately $110,950 at the exchange rate as of December 28, 2007).

(amounts in thousands of dollars, except share data and per share amounts)

7. Long-term Debt — *(Continued)*

We have executed interest rate swap contracts that effectively convert approximately 75% of the base facilities to a weighted-average fixed interest rate of 4.47%. The swap contracts are in place through the life of the facilities. See Note 1, "Summary of Significant Accounting Policies — Interest Rate Risk," for our accounting policy related to these interest rate swap contracts. The interest rates on the VAT facilities and the portion of the base facilities not subject to the interest rate swap contracts were 5.2% and 5.6%, respectively, as of December 28, 2007.

The Energia Holdings, LLC debt bears interest at 11.443%, due annually April 15, 2004 through 2015, and matures on April 15, 2015. The notes are collateralized by certain revenues and assets of a special-purpose subsidiary, which is the indirect owner of our refinery/electric power generation project in Chile.

Subordinated Robbins Facility Exit Funding Obligations ("Robbins bonds") — In connection with the restructuring of debt incurred to finance construction of a waste-to-energy facility in the Village of Robbins, Illinois, we entered into certain subordinated obligations. The subordinated obligations include 1999C Bonds due October 15, 2009 (the "1999C bonds due 2009"), 1999C Bonds due October 15, 2024 (the "1999C bonds due 2024") and 1999D Accretion Bonds due October 15, 2009 (the "1999D bonds").

The 1999C bonds due 2009 and the 1999C bonds due 2024 bear interest at 7.25% and are subject to mandatory sinking fund reduction prior to maturity at a redemption price equal to 100% of the principal amount thereof, plus accrued interest to the redemption date. The total amount of 1999D bonds due on October 15, 2009 is $325.

Intermediate Term Loans in China at 7.02% interest ("intermediate term loans") — In 2005, one of our Chinese subsidiaries, which is 52% owned by us and which we consolidate into our financial statements, entered into two intermediate term loans. The intermediate term loans bear interest at 7.02% and are due to be repaid in 2008.

Convertible Subordinated Notes at 6.50% interest, due June 1, 2007 ("convertible notes") — In 2001, we issued convertible notes having an aggregate principal amount of $210,000. In September 2004, we completed an offer to exchange common shares and preferred shares for $206,930 of convertible notes. In June 2006, we executed an open market purchase of $1,000 of outstanding aggregate principal amount of convertible notes. We repaid the remaining $2,070 of convertible notes at the scheduled maturity date of June 1, 2007.

Interest Costs — Interest costs incurred in fiscal years 2007, 2006, and 2005 were $18,603, $24,944 and $50,618, respectively.

(amounts in thousands of dollars, except share data and per share amounts)

7. Long-term Debt — *(Continued)*

Aggregate Maturities — Aggregate principal repayments and sinking fund requirements of long-term debt, excluding payments on capital lease obligations, over the next five years are as follows:

	Fiscal Year						
	2008	2009	2010	2011	2012	Thereafter	Total
Special-Purpose Limited Recourse Project Debt:							
Camden County Energy Recovery Associates	$ 9,648	$ 9,914	$21,865	$ —	$ —	$ —	$ 41,427
FW Power	—	4,795	5,273	5,257	5,683	24,033	45,041
Energia Holdings, LLC	4,144	4,675	3,188	2,019	1,913	9,306	25,245
Subordinated Robbins Facility Exit Funding Obligations:							
1999C Bonds at 7.25% interest, due October 15, 2009	18	19	—	—	—	—	37
1999C Bonds at 7.25% interest, due October 15, 2024	—	—	—	—	—	20,491	20,491
1999D Accretion Bonds at 7% interest, due October 15, 2009	—	286	—	—	—	—	286
Intermediate Term Loans in China at 7.02% interest	4,107	—	—	—	—	—	4,107
Other	133	133	33	—	—	—	299
Total	$18,050	$19,822	$30,359	$7,276	$7,596	$53,830	$136,933

8. Pensions and Other Postretirement Benefits

We have defined benefit pension plans in the United States, the United Kingdom, France, Canada and Finland, and we have other postretirement benefit plans for health care and life insurance benefits in the United States and Canada. We also have defined contribution plans in the United States and the United Kingdom. Finally, we have certain other benefit plans including government mandated postretirement programs.

We adopted the provisions of SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements 87, 88, 106, and 132(R)," on December 29, 2006, the last day of fiscal year 2006. SFAS No. 158 requires us to recognize the funded status of each of our defined benefit pension and other postretirement benefit plans on our consolidated balance sheet. SFAS No. 158 also requires us to recognize any gains or losses, which are not recognized as a component of annual service cost, as a component of other comprehensive income/(loss), net of tax. Upon adoption of SFAS No. 158, we recorded net actuarial losses, prior service cost/(credits) and a net transition asset as a net change to accumulated other comprehensive loss on the consolidated balance sheet.

Defined Benefit Pension Plans — Our defined benefit pension plans cover certain full-time employees. Under the plans, retirement benefits are primarily a function of both years of service and level of compensation. The U.S. pension plans, which are frozen to new entrants and additional benefit accruals, and the Canadian, Finnish and French plans, are non-contributory. The U.K. plan, which is closed to new entrants, is contributory.

FOSTER WHEELER LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands of dollars, except share data and per share amounts)

8. Pensions and Other Postretirement Benefits — *(Continued)*

Defined benefit pension obligations and funded status:

	For the Year Ended December 28, 2007				For the Year Ended December 29, 2006			
	United States	United Kingdom	Other	Total	United States	United Kingdom	Other	Total
Change in projected benefit obligations:								
Projected benefit obligations at beginning of year	$336,496	$ 876,686	$ 34,175	$1,247,357	$349,993	$ 710,877	$ 35,350	$1,096,220
Service cost	—	14,073	620	14,693	—	15,590	951	16,541
Interest cost	19,031	45,348	1,671	66,050	18,578	36,079	1,684	56,341
Plan participants' contributions	—	8,123	—	8,123	—	7,518	—	7,518
Plan amendments	—	—	—	—	—	33,600	—	33,600
Actuarial loss/(gain)	(5,690)	(19,912)	344	(25,258)	(9,697)	504	(1,621)	(10,814)
Benefits paid	(23,026)	(36,507)	(3,307)	(62,840)	(22,378)	(26,805)	(2,916)	(52,099)
Special termination benefits/other	—	(1,213)	—	(1,213)	—	(2,147)	(52)	(2,199)
Foreign currency exchange rate changes	—	16,937	5,777	22,714	—	101,470	779	102,249
Projected benefit obligations at end of year	326,811	903,535	39,280	1,269,626	336,496	876,686	34,175	1,247,357
Change in plan assets:								
Fair value of plan assets at beginning of year	283,857	673,131	22,061	979,049	246,490	544,761	20,921	812,172
Actual return on plan assets	24,384	47,760	(20)	72,124	32,250	47,751	2,326	82,327
Employer contributions	45,023	32,404	2,857	80,284	27,495	25,699	1,833	55,027
Plan participants' contributions	—	8,123	—	8,123	—	7,518	—	7,518
Benefits paid	(23,026)	(36,507)	(3,307)	(62,840)	(22,378)	(26,805)	(2,916)	(52,099)
Other	—	(1,212)	—	(1,212)	—	(3,631)	—	(3,631)
Foreign currency exchange rate changes	—	12,929	4,096	17,025	—	77,838	(103)	77,735
Fair value of plan assets at end of year	330,238	736,628	25,687	1,092,553	283,857	673,131	22,061	979,049
Funded status at end of year	$ 3,427	$(166,907)	$(13,593)	$ (177,073)	$(52,639)	$(203,555)	$(12,114)	$ (268,308)

We recognized the funded status of our defined benefit pension plans on our consolidated balance sheet as part of:

	December 28, 2007	December 29, 2006
Other assets	$ 3,839	$ —
Current liabilities	(730)	(764)
Non-current liabilities	(180,182)	(267,544)
Funded status at end of year	$(177,073)	$(268,308)

We recognized the following amounts in accumulated other comprehensive loss:

	December 28, 2007	December 29, 2006
Net actuarial loss	$347,580	$394,390
Prior service cost	33,417	38,631
Net transition asset	(112)	(85)
Total	$380,885	$432,936

(amounts in thousands of dollars, except share data and per share amounts)

8. Pensions and Other Postretirement Benefits — *(Continued)*

The estimated net actuarial loss, prior service cost and net transition asset that will be amortized from accumulated other comprehensive loss into net periodic benefit cost over the next fiscal year is $20,423, $1,890 and $37, respectively.

Accumulated benefit obligation:

The aggregated accumulated benefit obligation of our defined benefit pension plans was $1,093,005 and $1,134,254 at December 28, 2007 and December 29, 2006, respectively.

Information for defined benefit pension plans with an accumulated benefit obligation in excess of plan assets:

	December 28, 2007(1)	December 29, 2006
Projected benefit obligation	$934,211	$1,238,840
Accumulated benefit obligation	761,967	1,130,135
Fair value of plan assets	749,912	968,524

(1) Information for the U.S. plans as of December 28, 2007 has not been included since plan assets exceed the accumulated benefit obligation.

Components of net periodic benefit cost and other changes recognized in other comprehensive income/(loss):

	For the Year Ended December 28, 2007				For the Year Ended December 29, 2006				For the Year Ended December 30, 2005			
	United States	United Kingdom	Other	Total	United States	United Kingdom	Other	Total	United States	United Kingdom	Other	Total
Net periodic benefit cost:												
Service cost	$ —	$ 14,073	$ 620	$ 14,693	$ —	$ 15,590	$ 951	$ 16,541	$ —	$ 16,274	$ 1,040	$ 17,314
Interest cost	19,031	45,348	1,671	66,050	18,578	36,079	1,684	56,341	18,579	31,953	1,856	52,388
Expected return on plan assets	(22,064)	(48,200)	(1,762)	(72,026)	(18,125)	(40,100)	(1,563)	(59,788)	(16,920)	(35,269)	(1,412)	(53,601)
Amortization of transition (asset)/obligation	—	(66)	93	27	—	(64)	87	23	—	(69)	82	13
Amortization of prior service cost	—	5,195	19	5,214	—	4,941	17	4,958	—	1,677	16	1,693
Amortization of net actuarial loss	3,285	17,530	479	21,294	4,262	17,239	912	22,413	4,191	14,522	538	19,251
SFAS No. 87 net periodic benefit cost	252	33,880	1,120	35,252	4,715	33,685	2,088	40,488	5,850	29,088	2,120	37,058
SFAS No. 88 cost*	—	—	—	—	—	276	21	297	56	—	(346)	(290)
Total net periodic benefit cost	$ 252	$ 33,880	$ 1,120	$ 35,252	$ 4,715	$ 33,961	$ 2,109	$ 40,785	$ 5,906	$ 29,088	$ 1,774	$ 36,768
Changes recognized in other comprehensive income/(loss):												
Net actuarial (gain)/loss	$ (8,008)	$(19,435)	$ 1,927	$(25,516)	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Amortization of transition asset/(obligation)	—	66	(93)	(27)	—	—	—	—	—	—	—	—
Amortization of prior service cost	—	(5,195)	(19)	(5,214)	—	—	—	—	—	—	—	—
Amortization of net actuarial loss	(3,285)	(17,530)	(479)	(21,294)	—	—	—	—	—	—	—	—
Total income recognized in other comprehensive income/(loss)	$(11,293)	$(42,094)	$ 1,336	$(52,051)	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Weighted-average assumptions-net periodic benefit cost:												
Discount rate	5.81%	5.14%	4.50%		5.43%	4.86%	4.60%		5.48%	5.44%	5.03%	
Long-term rate of return	8.00%	6.94%	7.50%		8.00%	6.84%	7.50%		8.00%	7.32%	7.50%	
Salary growth	N/A	3.83%	2.35%		N/A	3.84%	3.21%		N/A	3.33%	2.95%	
Weighted-average assumptions-projected benefit obligations:												
Discount rate	6.31%	5.72%	5.30%		5.80%	5.13%	4.69%					
Salary growth	N/A	4.12%	3.47%		N/A	3.82%	3.39%					

* Charges were recorded in accordance with the provisions of SFAS No. 88, "Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits," related to the settlement of obligations to former employees in the United Kingdom and Canada of $297 in 2006; and the settlement of obligations to former employees in Finland and to former executives under the Supplemental Executive Retirement Plan ("SERP") of $(290) in 2005.

(amounts in thousands of dollars, except share data and per share amounts)

8. Pensions and Other Postretirement Benefits — *(Continued)*

Investment policy:

Each of our defined benefit pension plans in the United States, United Kingdom and Canada is governed by a written investment policy. The pension plans in Finland and France have no plan assets.

The investment policy of the U.S. plans allocates assets in accordance with the policy guidelines. These guidelines identify target, maximum and minimum allocations by asset class. The target allocation is 72.5% equities and 27.5% fixed-income securities. The minimum and maximum allocations are: 62.5% to 77.5% equities, 22.5% to 32.5% bonds and 0% to 5% cash. We are continually reviewing the investment policy to ensure that the investment strategy is aligned with plan liabilities and projected plan benefit payments.

The investment policy of the U.K. plans is designed to respond to changes in funding levels. The bond and equity allocations currently range from 40% bonds and 60% equities to 50% bonds and 50% equities, depending on the funding level.

The investment policy of the Canadian plan uses a balanced approach and allocates investments in pooled funds in accordance with the policy's asset mix guidelines. These guidelines identify target, maximum and minimum allocations by asset class. The target allocation is 45% bonds, 50% equities and 5% cash. The minimum and maximum allocations are: 42.5% to 57.5% equities, 40% to 50% bonds and 2.5% to 7.5% cash.

Long-term rate of return assumptions:

The expected long-term rate of return on plan assets is developed using a weighted-average methodology, blending the expected returns on each class of investment in the plans' portfolio. The expected returns by asset class are developed considering both past performance and future considerations. We annually review and adjust, as required, the long-term rate of return for our pension plans. The weighted-average expected long-term rate of return on plan assets has declined from 7.5% to 7.3% over the past three years.

	For the Year Ended	
	December 28, 2007	December 29, 2006
Asset allocation by plan:		
United States:		
Equities	70%	71%
Fixed-income securities	30%	29%
Total	100%	100%
United Kingdom:		
Equities	59%	61%
Fixed-income securities	41%	36%
Other	0%	3%
Total	100%	100%
Canada:		
Equities	49%	51%
Fixed-income securities	44%	43%
Other	7%	6%
Total	100%	100%

(amounts in thousands of dollars, except share data and per share amounts)

8. Pensions and Other Postretirement Benefits — *(Continued)*

Contributions:

We do not expect to be required to make any mandatory contributions to our U.S. pension plans in fiscal year 2008. We expect to contribute a total of approximately $33,400 to our foreign pension plans in fiscal year 2008.

Estimated future benefit payments:

We expect to make the following benefit payments from our defined benefit pension plans:

	United States	United Kingdom	Other	Total
2008	$ 22,851	$ 30,502	$ 3,583	$ 56,936
2009	23,003	32,423	3,358	58,784
2010	23,149	33,016	3,971	60,136
2011	23,308	34,998	3,959	62,265
2012	23,703	40,577	3,083	67,363
2013-2017	121,581	208,229	17,898	347,708

Other Postretirement Benefit Plans — Certain employees in the United States and Canada may become eligible for health care and life insurance benefits ("other postretirement benefits") if they qualify for and commence normal or early retirement pension benefits as defined in the pension plan while working for us. Certain benefits are provided through insurance companies.

Additionally, one of our subsidiaries in the United States also has a benefit plan, referred to as the Survivor Income Plan ("SIP"), which provides coverage for an employee's beneficiary upon the death of the employee. This plan, which is accounted for under SFAS No. 112, "Employer's Accounting for Postemployment Benefits," has been closed to new entrants since 1988. Total liabilities under the SIP, which were $14,948 and $16,383 as of December 28, 2007 and December 29, 2006, respectively, are reflected in the other postretirement benefit obligation and funded status information below because the obligation is measured using the provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," as amended by SFAS No. 158. The benefit assets of the SIP, which reflect the cash surrender value of insurance polices purchased to cover obligations under the SIP, totaled $5,302 and $5,135 as of December 28, 2007 and December 29, 2006, respectively. The benefit assets are recorded in other assets on the consolidated balance sheet and are not reflected in the other postretirement benefit obligation and funded status information below.

(amounts in thousands of dollars, except share data and per share amounts)

8. Pensions and Other Postretirement Benefits — *(Continued)*

Other postretirement benefit obligation and funded status:

	For the Year Ended	
	December 28, 2007	December 29, 2006
Change in accumulated postretirement benefit obligation:		
Accumulated postretirement benefit obligation at beginning of year	$ 96,847	$101,215
Service cost	139	157
Interest cost	4,765	5,334
Plan participants' contributions	2,727	2,868
Actuarial (gain)/loss	(13,354)	(1,943)
Benefits paid	(12,176)	(11,755)
Medicare Part D reimbursement	1,052	993
Other	—	(24)
Foreign currency exchange rate changes	160	2
Accumulated postretirement benefit obligation at end of year	80,160	96,847
Change in plan assets:		
Fair value of plan assets at beginning of year	—	—
Plan participants' contributions	2,727	2,868
Employer contributions	8,397	7,894
Medicare Part D reimbursement	1,052	993
Benefits paid	(12,176)	(11,755)
Fair value of plan assets at end of year	—	—
Funded status at end of year	$(80,160)	$ (96,847)

We recognized the funded status of our other postretirement benefit plans on our consolidated balance sheet as part of:

	December 28, 2007	December 29, 2006
Current liabilities	$ (7,412)	$ (8,416)
Non-current liabilities	(72,748)	(88,431)
Funded status at end of year	$(80,160)	$(96,847)

We recognized the following amounts in accumulated other comprehensive loss:

	December 28, 2007	December 29, 2006
Net actuarial loss	$ 10,949	$ 25,253
Prior service credit	(43,547)	(48,309)
Total	$(32,598)	$(23,056)

The estimated net actuarial loss and prior service credit that will be amortized from accumulated other comprehensive loss into net periodic postretirement benefit cost over the next fiscal year are $792 and $(4,762), respectively.

(amounts in thousands of dollars, except share data and per share amounts)

8. Pensions and Other Postretirement Benefits — *(Continued)*

Components of net periodic postretirement benefit cost and other changes recognized in other comprehensive income/(loss):

	For the Year Ended		
	December 28, 2007	December 29, 2006	December 30, 2005
Net periodic postretirement benefit cost:			
Service cost	$ 139	$ 157	$ 205
Interest cost	4,765	5,334	5,341
Amortization of prior service credit	(4,762)	(4,761)	(4,760)
Amortization of net actuarial loss	952	2,049	1,972
Net periodic postretirement benefit cost	$ 1,094	$ 2,779	$ 2,758
Changes recognized in other comprehensive income/(loss):			
Net actuarial gain	$(13,352)	$ —	$ —
Amortization of prior service credit	4,762		
Amortization of net actuarial loss	(952)	—	—
Total loss recognized in other comprehensive income/(loss)	$ (9,542)	$ —	$ —
Weighted-average assumptions-			
net periodic postretirement benefit cost:			
Discount rate	5.73%	5.39%	5.35%
Weighted-average assumptions-accumulated postretirement benefit obligation:			
Discount rate	6.20%	5.73%	

	Pre-Medicare Eligible	Medicare Eligible
Health-care cost trend:		
2007	15.00%	15.00%
2008	7.50%	9.00%
Decline to 2016	5.00%	5.00%

Assumed health-care cost trend rates have a significant effect on the amounts reported for the other postretirement benefit plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	One-Percentage Point Increase	One-Percentage Point Decrease
Effect on total of service and interest cost components	$ 201	$ (174)
Effect on accumulated postretirement benefit obligation	$3,379	$(2,918)

Contributions:

We expect to contribute a total of approximately $7,611 to our other postretirement benefit plans in fiscal year 2008, net of a health care cost subsidy.

(amounts in thousands of dollars, except share data and per share amounts)

8. Pensions and Other Postretirement Benefits — *(Continued)*

Estimated future other postretirement benefit payments:

We expect to make the following other postretirement benefit payments:

	Postretirement Benefits	Health Care Subsidy	Postretirement Benefits, Net of Subsidy
2008	$ 9,022	$ 1,411	$ 7,611
2009	9,074	1,523	7,551
2010	9,001	1,633	7,368
2011	8,868	1,749	7,119
2012	8,641	1,870	6,771
2013-2017	40,480	10,359	30,121

Defined Contribution Plans — Our U.S. subsidiaries have a 401(k) plan for salaried employees. We contribute a 100% match of the first 3% and a 50% match of the next 3% of base pay of employee contributions, subject to the annual Internal Revenue Code limit. The 401(k) plan also has a provision for a discretionary employer contribution, equal to 50% of the second 3% of an employee's contribution or a maximum of 1.5% of base salary. This discretionary employer contribution is tied to meeting our performance targets for an entire calendar year and having the contribution approved by our Board of Directors. In fiscal years 2007 and 2006, our U.S. subsidiaries paid the discretionary employer contribution to the 401(k) plan. In total, our U.S. subsidiaries contributed $5,570, $4,325 and $2,813 to the 401(k) plan in fiscal years 2007, 2006 and 2005, respectively. In fiscal year 2008, our U.S. subsidiaries will also have a Roth 401(k) plan for salaried employees. Also in fiscal year 2008, we will change our employer contribution match. We will contribute a 100% match of employee contributions on the first 6% of eligible base pay, subject to the annual limit on eligible earnings under the Internal Revenue Code. The discretionary match that had been in place, which depended on meeting our performance targets and required annual approval by our Board of Directors, will be discontinued.

Effective April 1, 2003, our U.K. subsidiaries commenced a defined contribution plan for salaried employees. Under the defined contribution plan, amounts are credited as a percentage of earnings which percentage can be increased within prescribed limits after five years of membership in the fund if matched by the employee. At termination (up to two years' service only), an employee may receive the balance in the account. Otherwise at termination or at retirement, an employee receives an annuity or a combination of lump-sum and annuity. Our U.K. subsidiaries contributed $2,561, $1,179 and $479 in fiscal years 2007, 2006 and 2005, respectively, to the defined contribution plan.

Other Benefits — Certain of our foreign subsidiaries participate in government-mandated indemnity and postretirement programs for their employees. Liabilities of $37,811 and $30,001 were recorded within pension, postretirement and other employee benefits on the consolidated balance sheet at December 28, 2007 and December 29, 2006, respectively, related to such benefits.

9. Guarantees and Warranties

We have agreed to indemnify certain third-parties relating to businesses and/or assets that we previously owned and sold to such third-parties. Such indemnifications relate primarily to potential environmental and tax exposures for activities conducted by us prior to the sale of such businesses and/or assets. It is not possible to predict the maximum potential amount of future payments under these or similar indemnifications due to the conditional nature of the obligations and the unique facts and circumstances involved in each particular indemnification.

(amounts in thousands of dollars, except share data and per share amounts)

9. Guarantees and Warranties — *(Continued)*

	Maximum Potential Payment	Carrying Amount of Liability	
		December 28, 2007	December 29, 2006
Environmental indemnifications	No limit	$6,900	$7,300
Tax indemnifications	No limit	$ —	$ —

We also maintain contingencies for warranty expenses on certain of our long-term contracts. Generally, warranty contingencies are accrued over the life of the contract so that a sufficient balance is maintained to cover our aggregate exposure at the conclusion of the project.

	For the Year Ended		
	December 28, 2007	December 29, 2006	December 30, 2005
Balance at beginning of year	$ 69,900	$ 63,200	$ 94,500
Accruals	35,800	27,600	24,800
Settlements	(5,700)	(18,600)	(12,600)
Adjustments to provisions	(12,200)	(2,300)	(43,500)
Balance at end of year	$ 87,800	$ 69,900	$ 63,200

We are contingently liable for performance under standby letters of credit, bank guarantees and surety bonds totaling $818,600 and $646,700 as of December 28, 2007 and December 29, 2006, respectively. These balances include the standby letters of credit issued under the domestic senior credit agreement discussed in Note 7 and from other facilities worldwide. Based upon past experience, no material claims have been made against these financial guarantees.

We have also guaranteed certain performance obligations in a Chilean refinery/electric power generation project in which we hold a noncontrolling equity interest. See Note 5 for further information.

10. Financial Instruments and Risk Management

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate fair value:

Cash, Cash Equivalents and Restricted Cash — The carrying value of our cash, cash equivalents and restricted cash approximates fair value because of the short-term maturity of these instruments.

Long-term Debt — We estimate the fair value of our long-term debt (including current installments) based on the quoted market prices for the same or similar issues or on the current rates offered for debt of the same remaining maturities.

Foreign Currency Forward Contracts — We estimate the fair value of foreign currency forward contracts (which are used solely for hedging purposes) by obtaining quotes from financial institutions.

Interest Rate Swaps — We estimate the fair value of our interest rate swaps based on quotes obtained from financial institutions.

(amounts in thousands of dollars, except share data and per share amounts)

10. Financial Instruments and Risk Management — *(Continued)*

Carrying Amounts and Fair Values — The estimated fair values of our financial instruments are as follows:

	December 28, 2007		December 29, 2006	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Non-derivatives:				
Cash and cash equivalents	$1,048,544	$1,048,544	$ 610,887	$ 610,887
Restricted cash	20,937	20,937	19,080	19,080
Long-term debt	(205,346)	(224,416)	(202,969)	(220,529)
Derivatives:				
Foreign currency forward exchange contracts	4,419	4,419	4,095	4,095
Interest rate swaps	2,308	2,308	545	545

As of December 28, 2007, we had $274,316 of foreign currency forward exchange contracts outstanding. These foreign currency forward exchange contracts mature between 2008 and 2010. The contracts have been established by our various international subsidiaries to sell a variety of currencies and receive their respective functional currencies or other currencies for which they have payment obligations to third-parties.

Financial instruments, which potentially subject us to concentrations of credit risk, consist principally of cash equivalents and trade receivables. We place our cash equivalents with financial institutions and we limit the amount of credit exposure to any one financial institution. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising our customer base and their dispersion across different business and geographic areas. As of December 28, 2007 and December 29, 2006, we had no significant concentrations of credit risk.

11. Preferred Shares

We issued 599,944 preferred shares in connection with our 2004 equity-for-debt exchange. There were 1,887 preferred shares outstanding as of December 28, 2007. Each preferred share is convertible at the holder's option into 130 common shares or up to approximately 246,310 additional common shares if all outstanding preferred shares were converted.

The preferred shareholders have no voting rights except in certain limited circumstances. The preferred shares have the right to receive dividends and other distributions, including liquidating distributions, on an as-converted basis when and if declared and paid on the common shares. The preferred shares have a $0.01 liquidation preference per share.

12. Share-Based Compensation Plans

Our share-based compensation plans include both restricted awards and stock option awards. Compensation cost for our share-based plans of $7,095, $16,474, and $8,919 was charged against income for fiscal years 2007, 2006 and 2005, respectively. The related income tax benefit recognized in the consolidated statement of operations was $246, $323, and $348 for fiscal years 2007, 2006 and 2005, respectively. We received $18,076, $17,595 and $1,200 in cash from option exercises under our share-based compensation plans for fiscal years 2007, 2006 and 2005, respectively.

Omnibus Incentive Plan:

On May 9, 2006, our shareholders approved the Omnibus Incentive Plan (the "Omnibus Plan"). The Omnibus Plan allows for the granting of stock options, stock appreciation rights, restricted stock, restricted stock units, performance-contingent shares, performance-contingent units, cash-based awards and other equity-

(amounts in thousands of dollars, except share data and per share amounts)

12. Share-Based Compensation Plans — *(Continued)*

based awards to our employees, non-employee directors and third-party service providers. The Omnibus Plan effectively replaces our prior share-based compensation plans, and no further options or equity-based awards will be granted under any of the prior share-based compensation plans. The maximum number of shares as to which stock options and restricted stock awards may be granted under the Omnibus Plan is 9,560,000 shares, plus shares that become available for issuance pursuant to the terms of the awards previously granted under the prior compensation plans and outstanding as of May 9, 2006 and only if those awards expire, terminate or are otherwise forfeited before being exercised or settled in full (but not to exceed 10,000,000 shares). Shares awarded pursuant to the Omnibus Plan will be issued out of our authorized but unissued common shares.

The Omnibus Plan includes a "change in control" provision, which provides for cash redemption of equity awards issued under the Omnibus Plan in certain limited circumstances. In accordance with Securities and Exchange Commission Accounting Series Release No. 268, "Presentation in Financial Statements of Redeemable Preferred Stocks," we present the redemption amount of these equity awards issued under the Omnibus Plan as temporary equity on the consolidated balance sheet as the equity award is amortized during the vesting period. The redemption amount represents the intrinsic value of the equity award on the grant date. In accordance with FASB Emerging Issues Task Force Topic D-98, "Classification and Measurement of Redeemable Securities," we do not adjust the redemption amount each reporting period unless and until it becomes probable that the equity awards will become redeemable (upon a change in control event). Upon vesting of the equity awards, we reclassify the intrinsic value of the equity awards, as determined on the grant date, to permanent equity.

Prior Share-Based Compensation Plans:

In September 2004, our Board of Directors adopted the 2004 Stock Option Plan (the "2004 Plan"), which reserved 7,334,730 common shares for issuance. The 2004 Plan provided that shares issued come from our authorized but unissued common shares. The Board of Directors determined the price of the options granted pursuant to the 2004 Plan. The options granted under the 2004 Plan expire up to a maximum of three years from the date granted. As noted above, no further awards will be granted under the 2004 Plan.

In October 2001, we granted 130,000 inducement options at an exercise price of $49.85 per share to our chief executive officer in connection with his employment agreement. The options vested 20% each year over the term of his agreement. The price of the options granted pursuant to these agreements was the fair market value on the date of the grant. The options granted under this agreement expire ten years from the date granted.

In April 1995, our shareholders approved the 1995 Stock Option Plan (the "1995 Plan"). The 1995 Plan, as amended in April 1999 and May 2002, reserved 530,000 common shares for issuance. The 1995 Plan provided that shares issued come from our authorized but unissued or reacquired common stock. The price of the options granted pursuant to this plan could not be less than 100% of the fair market value of the shares on the date of grant. The options granted pursuant to the 1995 Plan could not be exercised within one year from the date of grant and no option can be exercised after ten years from the date granted. As noted above, no further awards will be granted under the 1995 Plan.

In April 1990, our shareholders approved a Stock Option Plan for Directors of Foster Wheeler (the "Directors Plan"). On April 29, 1997, our shareholders approved an amendment of the Directors Plan, which authorized the granting of options to purchase 40,000 shares of common stock to non-employee directors of Foster Wheeler. The Directors Plan provided that shares issued come from our authorized but unissued or reacquired common stock. The price of the options granted pursuant to this plan could not be less than 100% of the fair market value of the shares on the date of grant. The options granted pursuant to the Directors Plan could not be exercised within one year from the date of grant and no option can be exercised after ten years from the date granted. As noted above, no further awards will be granted under the Directors Plan.

(amounts in thousands of dollars, except share data and per share amounts)

12. Share-Based Compensation Plans — *(Continued)*

Stock Option Awards:

A summary of stock option activity for fiscal years 2007, 2006 and 2005 is presented below:

	For the Year Ended					
	December 28, 2007		December 29, 2006		December 30, 2005	
	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Options outstanding at beginning of year	4,411,930	$ 20.19	6,568,020	$ 14.50	6,442,252	$ 15.93
Options exercised	(2,976,020)	$ 6.07	(3,046,430)	$ 5.78	(255,890)	$ 4.69
Options granted	193,326	$ 62.98	991,492	$ 23.17	457,016	$ 12.48
Options canceled or expired	(126,760)	$129.20	(101,152)	$113.98	(75,358)	$157.63
Options outstanding at end of year	1,502,476	$ 44.45	4,411,930	$ 20.19	6,568,020	$ 14.50
Options available for grant at end of year	8,066,938		8,178,784		1,336,370	
Weighted-average grant date fair value of options granted during the year	$ 23.03		$ 9.28		$ 4.70	

The following table summarizes our outstanding stock options as of December 28, 2007:

Range of Exercise Prices			Stock Options Outstanding			
			Number Outstanding	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Aggregate Intrinsic Value
$ 11.60	to	$ 16.50	90,522	1.63 years	$ 13.76	$ 5,827
19.92	to	21.74	563,040	3.62 years	21.73	31,758
25.05	to	28.50	368,406	4.01 years	25.33	19,454
46.90	to	56.88	179,176	3.66 years	51.30	4,808
67.55	to	81.57	158,050	4.93 years	70.99	1,148
90.00	to	116.00	44,500	2.23 years	95.64	—
135.00	to	150.63	59,182	1.15 years	141.36	—
275.00	to	276.25	39,600	0.05 years	276.18	—
$ 11.60	to	$276.25	1,502,476	3.51 years	$ 44.45	$62,995

(amounts in thousands of dollars, except share data and per share amounts)

12. Share-Based Compensation Plans — *(Continued)*

The following table summarizes our exercisable stock options as of December 28, 2007:

Range of Exercise Prices			Stock Options Exercisable: Number Exercisable	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Aggregate Intrinsic Value
$ 11.60	to	$ 16.50	90,522	1.63 years	$ 13.76	$ 5,827
19.92	to	21.74	189,654	3.63 years	21.72	10,699
25.05	to	28.50	11,702	4.01 years	25.05	621
46.90	to	56.88	168,600	3.63 years	51.46	4,498
67.55	to	81.57	5,000	2.57 years	81.57	—
90.00	to	116.00	32,500	2.25 years	94.03	—
135.00	to	150.63	59,182	1.15 years	141.36	—
275.00	to	276.25	39,600	0.05 years	276.18	—
$ 11.60	to	$276.25	596,760	2.77 years	$ 62.17	$21,645

We calculated intrinsic value for those options that had an exercise price lower than the market price of our common shares as of December 28, 2007. The aggregate intrinsic value of outstanding options and exercisable options as of December 28, 2007 was calculated as the difference between the market price of our common shares and the exercise price of the underlying options for the options that had an exercise price lower than the market price of our common shares at that date. The total intrinsic value of the options exercised during fiscal years 2007, 2006 and 2005 was $88,828, $49,601 and $2,793 determined as of the date of exercise.

As of December 28, 2007, there was $8,626 of total unrecognized compensation cost related to stock options. That cost is expected to be recognized as expense over a weighted-average period of approximately 27 months.

Restricted Awards:

A summary of restricted share activity for fiscal years 2007, 2006 and 2005 is presented below:

	For the Year Ended December 28, 2007		December 29, 2006		December 30, 2005	
	Shares	Weighted-Average Grant. Price	Shares	Weighted-Average Grant Price	Shares	Weighted-Average Grant Price
Non-vested at beginning of year	659,262	$11.32	2,222,362	$ 4.76	2,703,678	$ 4.60
Granted	—	$ —	248,940	$21.47	34,832	$14.65
Vested	(493,302)	$ 7.91	(1,807,088)	$ 4.67	(516,148)	$ 4.60
Canceled or forfeited	—	$ —	(4,952)	$ 4.60	—	$ —
Non-vested at end of year	165,960	$21.47	659,262	$11.32	2,222,362	$ 4.76

(amounts in thousands of dollars, except share data and per share amounts)

12. Share-Based Compensation Plans — *(Continued)*

A summary of restricted share unit activity for fiscal years 2007, 2006 and 2005 is presented below:

	For the Year Ended					
	December 28, 2007		December 29, 2006		December 30, 2005	
	Units	Weighted-Average Grant Price	Units	Weighted-Average Grant Price	Units	Weighted-Average Grant Price
Non-vested at beginning of year	868,968	$ 9.30	1,157,096	$ 5.09	1,099,890	$ 4.70
Granted	82,258	$62.94	193,412	$25.00	57,206	$12.58
Vested	(686,818)	$ 5.12	(452,674)	$ 5.48	—	$ —
Canceled or forfeited	(36,978)	$25.05	(28,866)	$ 5.62	—	$ —
Non-vested at end of year	227,430	$38.79	868,968	$ 9.30	1,157,096	$ 5.09

As of December 28, 2007, there was $9,661 of total unrecognized compensation cost related to the restricted awards. That cost is expected to be recognized over a weighted-average period of approximately 27 months. The total fair value of restricted awards vested during fiscal years 2007, 2006 and 2005 was S33,408, $47,085 and $7,309, respectively.

13. Common Share Purchase Warrants

In connection with the equity-for-debt exchange consummated in 2004, we issued 4,152,914 Class A common share purchase warrants and 40,771,560 Class B common share purchase warrants. Each Class A warrant entitles its owner to purchase 3.3682 common shares at an exercise price of $4.689 per common share thereunder, subject to the terms of the warrant agreement between the warrant agent and us. The Class A warrants are exercisable on or before September 24, 2009. Each Class B warrant entitled its owner to purchase 0.1446 common shares at an exercise price of $4.689 per common share thereunder, subject to the terms and conditions of the warrant agreement between the warrant agent and us. The Class B warrants were exercisable on or before September 24, 2007.

In January 2006, we completed transactions that increased the number of common shares to be delivered upon the exercise of our Class A and Class B common share purchase warrants during the offer period and raised $75,336 in net proceeds. The exercise price per warrant was not increased in the offers. Holders of approximately 95% of the Class A warrants and 57% of the Class B warrants participated in the offers resulting in the aggregate issuance of approximately 16,807,000 common shares.

Cumulatively through December 28, 2007, 3,945,306 Class A warrants and 38,736,956 Class B warrants have been exercised for 19,639,572 common shares. The number of common shares issuable upon the exercise of the remaining outstanding Class A warrants is approximately 699,265 as of December 28, 2007. The remaining outstanding Class B warrants expired on September 24, 2007.

The holders of the Class A warrants are not entitled to vote, to receive dividends or to exercise any of the rights of common shareholders for any purpose until such warrants have been duly exercised. We currently maintain and intend to continue to maintain at all times during which the warrants are exercisable, a "shelf" registration statement relating to the issuance of common shares underlying the warrants for the benefit of the warrant holders, subject to the terms of the registration rights agreement. The registration statement became effective on December 28, 2005.

Also in connection with the equity-for-debt exchange consummated in 2004, we entered into a registration rights agreement with certain selling security holders in which we agreed to file a registration statement to cover resales of our securities held by them immediately following the exchange offer. We filed a registration statement in accordance with this agreement on October 29, 2004. The registration statement, which became

(amounts in thousands of dollars, except share data and per share amounts)

13. Common Share Purchase Warrants — *(Continued)*

effective on December 23, 2004, must remain in effect until December 23, 2009 unless certain events occur to terminate our obligations under the registration rights agreement prior to that date. If we fail to maintain the registration statement as required or it becomes unavailable for more than two 45-day periods in any consecutive 12-month period, we are required to pay damages at a rate of $13.7 per day for each day that the registration statement is not effective. As of December 28, 2007, the maximum exposure under this provision is approximately $8,700. We have not, and do not, expect to incur any damages under the related registration rights agreement.

14. Accumulated Other Comprehensive Loss

Below are the components of accumulated other comprehensive loss:

	Accumulated Foreign Currency *Translation* Adjustments	Minimum Pension Liability Adjustments, Net of Tax	Pension and Other Postretirement Benefit Plan Adjustments, Net of Tax	Net Gains on Derivatives Designated as Cash Flow Hedges, *Net of Tax*	Accumulated Other Comprehensive Loss
Balance as of December 31, 2004	$(51,240)	$(245,503)	$ —	$ —	$(296,743)
Other comprehensive income/(loss)	(22,928)	4,875	—	—	(18,053)
Balance as of December 30, 2005	(74,168)	(240,628)	—	—	(314,796)
Other comprehensive income	31,612	40,087	—	342	72,041
Adoption of SFAS No. 158	—	200,541	(301,128)	—	(100,587)
Balance as of December 29, 2006	(42,556)	—	(301,128)	342	(343,342)
Other comprehensive income	31,939	—	48,958	1,331	82,228
Balance as of December 28, 2007	$(10,617)	$ —	$(252,170)	$1,673	$(261,114)

The tax effect related to pension and other postretirement benefit plan adjustments was a benefit of $96,117 and $108,752 as of December 28, 2007 and December 29, 2006, respectively. The tax effect related to minimum pension liability adjustments was a benefit of $59,062 as of December 30, 2005. The tax effect related to gains on derivatives designated as cash flow hedges was $635 and $203, as of December 28, 2007 and December 29, 2006, respectively.

The accumulated foreign currency translation adjustments are not currently adjusted for income taxes as they relate to permanent investments in international subsidiaries.

(amounts in thousands of dollars, except share data and per share amounts)

15. *Income Taxes*

Below are the components of income/(loss) before income taxes for fiscal years 2007, 2006 and 2005 under the following tax jurisdictions:

	For the Year Ended		
	December 28, 2007	December 29, 2006	December 30, 2005
Domestic	$ 23,727	$ 68,897	$(229,379)
Foreign	506,567	274,796	159,198
Total	$530,294	$343,693	$ (70,181)

The provision for income taxes was as follows:

	For the Year Ended		
	December 28, 2007	December 29, 2006	December 30, 2005
Current tax expense:			
Domestic	$ (2,831)	$ (4,084)	$ (5,266)
Foreign	(114,938)	(55,260)	(28,902)
Total current	(117,769)	(59,344)	(34,168)
Deferred tax expense:			
Domestic	(2,248)	(3,540)	(2,845)
Foreign	(16,403)	(18,825)	(2,555)
Total deferred	(18,651)	(22,365)	(5,400)
Total provision for income taxes	$(136,420)	$(81,709)	$(39,568)

(amounts in thousands of dollars, except share data and per share amounts)

15. Income Taxes — *(Continued)*

Deferred tax assets/(liabilities) consist of the following:

	December 28, 2007	December 29, 2006
Deferred tax assets:		
Pensions	$ 46,484	$ 86,219
Accrued costs on long-term contracts	22,919	27,631
Deferred income	25,392	22,713
Accrued expenses	43,546	46,364
Postretirement benefits other than pensions	27,318	33,807
Asbestos claims	32,790	43,493
Net operating loss carryforwards and other tax attributes	224,457	160,905
Asset impairments and other reserves	2,079	2,247
Other	5,159	2,922
Total gross deferred tax assets	430,144	426,301
Valuation allowance	(294,286)	(282,104)
Total deferred tax assets	135,858	144,197
Deferred tax liabilities:		
Property, plant and equipment	(27,372)	(24,038)
Goodwill and other intangible assets	(19,791)	(15,739)
Investments	(25,845)	(18,180)
Unremitted earnings of foreign subsidiaries	(8,000)	(8,091)
Total gross deferred tax liabilities	(81,008)	(66,048)
Net deferred tax assets	$ 54,850	$ 78,149

Realization of deferred tax assets is dependent on generating sufficient taxable income prior to the expiration of the various attributes. We believe that it is more likely than not that the remaining net deferred tax assets (after consideration of the valuation allowance) will be realized through future earnings and/or tax planning strategies. The amount of the deferred tax assets considered realizable, however, could change in the near future if estimates of future taxable income during the carryforward period are changed. We have reduced our domestic and certain foreign tax benefits by a valuation allowance based upon available evidence that it was more likely than not that some or all of the deferred tax assets would not be realized. During fiscal year 2007, we reversed the valuation allowance that we had previously established for one of our foreign operating units due to improved operational performance and positive evidence that deferred tax assets will be realized. However, this reduction was offset by the need to increase the valuation allowance in the U.S. and certain other foreign jurisdictions. As a result, the valuation allowance increased by $12,182 in fiscal year 2007. A valuation allowance is required under SFAS No. 109, "Accounting for Income Taxes," when there is evidence of losses from operations in the three most recent fiscal years. For statutory purposes, the majority of deferred tax assets for which a valuation allowance is provided do not begin expiring until fiscal year 2024 or later, based on the current tax laws.

Our subsidiaries file income tax returns in numerous tax jurisdictions, including the United States, several U.S. states and numerous non-U.S. jurisdictions around the world. Tax returns are also filed in jurisdictions where our subsidiaries execute project-related work. The statute of limitations varies by the various

(amounts in thousands of dollars, except share data and per share amounts)

15. Income Taxes — *(Continued)*

jurisdictions in which we operate. Because of the number of jurisdictions in which we file tax returns, in any given year the statute of limitations in certain jurisdictions may expire without examination within the 12-month period from the balance sheet date. As a result, we expect recurring changes in unrecognized tax benefits due to the expiration of the statute of limitations, none of which are expected to be individually significant. With few exceptions, we are no longer subject to U.S. (including federal, state and local), or non-U.S. income tax examinations by tax authorities for years before fiscal year 2002.

A number of tax years are under audit by the relevant state and foreign tax authorities. We anticipate that several of these audits may be concluded in the foreseeable future, including in fiscal year 2008. Based on the status of these audits, it is reasonably possible that the conclusion of the audits may result in a reduction of unrecognized tax benefits. However, it is not possible to estimate the impact of this change at this time.

We adopted the provisions of FIN 48 on December 30, 2006, the first day of fiscal year 2007. As a result of the adoption of FIN 48, we recognized a $4,356 reduction in the opening balance of our shareholders' equity. This resulted from changes in the amount of tax benefits recognized related to uncertain tax positions and the accrual of interest and penalties.

A reconciliation of the beginning and ending amount of our unrecognized tax benefit is as follows:

Balance at beginning of year	$44,786
Additions based on tax positions related to the current year	6,218
Additions for tax positions of prior years	8,910
Reductions for tax provisions for prior years	(1,663)
Settlements	(2,744)
Reductions for lapse of statute of limitations	(3,332)
Balance at end of year	$52,175

As of December 28, 2007, we had $52,175 of unrecognized tax benefits, of which $51,763 would, if recognized, affect our effective tax rate before existing valuation allowance considerations.

We recognize interest accrued on the unrecognized tax benefits in interest expense and penalties on the unrecognized tax benefits in other deductions on our consolidated statement of operations. We recorded $2,737 in interest expense and penalties in fiscal year 2007. We had $24,251 accrued for the payment of interest and penalties as of December 28, 2007.

(amounts in thousands of dollars, except share data and per share amounts)

15. Income Taxes — *(Continued)*

The provision for income taxes differs from the amount of income tax determined by applying the applicable U.S. statutory rate to income/(loss) before income taxes, as a result of the following:

	For the Year Ended		
	December 28, 2007	December 29, 2006	December 30, 2005
Tax provision/(benefit) at U.S. statutory rate	35.0%	35.0%	(35.0)%
State income taxes, net of Federal income tax benefit	0.1%	0.3%	5.1%
U.S. tax on foreign earnings	0.0%	0.0%	32.8%
Valuation allowance	(1.8)%	(3.9)%	30.3%
Foreign tax rates different than the statutory rate	(10.4)%	(9.3)%	(7.6)%
Impact of changes in tax rate on deferred tax	1.3%	0.0%	0.0%
Nondeductible loss	1.6%	1.7%	30.6%
Other	(0.1)%	0.0%	0.2%
Total	25.7%	23.8%	56.4%

16. Derivative Financial Instruments

We maintain a foreign currency risk-management strategy that uses foreign currency forward exchange contracts to protect us from unanticipated fluctuations in cash flows that may arise from volatility in currency exchange rates between the functional currencies of our subsidiaries and the foreign currencies in which some of our operating purchases and sales are denominated. We utilize these contracts solely to hedge specific foreign currency exposures, whether or not they qualify for hedge accounting under SFAS No. 133. During fiscal years 2007, 2006 and 2005, none of the contracts met the requirements for hedge accounting under SFAS No. 133. Accordingly, we recorded a pretax foreign exchange gain/(loss) of $324, $7,610, and $(3,933) in fiscal years 2007, 2006 and 2005, respectively. These amounts were recorded in the following line items on the consolidated statement of operations for the periods indicated.

	For the Year Ended		
	December 28, 2007	December 29, 2006	December 30, 2005
Decrease/(increase) in cost of operating revenues	$ 465	$7,662	$(3,711)
Other deductions	(141)	(52)	(222)
Pretax gain/(loss)	$ 324	$7,610	$(3,933)

The mark-to-market adjustments on foreign currency forward exchange contracts for these unrealized gains or losses are recorded in either contracts in process or billings in excess of costs and estimated earnings on uncompleted contracts on the consolidated balance sheet.

In fiscal years 2007, 2006 and 2005, we included cash inflows on the settlement of derivatives of $5,253, $2,035 and $707, respectively, within the net change in contracts in process and billings in excess of costs and estimated earnings on uncompleted contracts in the operating activities section of the consolidated statement of cash flows.

We are exposed to credit loss in the event of non-performance by the counterparties. All of these counterparties are significant financial institutions that are primarily rated "BBB+" or better by Standard & Poor's (or the equivalent by other recognized credit rating agencies). As of December 28, 2007, $116,535 was owed to us by counterparties and $157,781 was owed by us to counterparties.

16. Derivative Financial Instruments — *(Continued)*

The maximum term over which we are hedging exposure to the variability of cash flows is approximately 42 months.

We use interest rate swap contracts to manage interest rate risk associated with some of our variable rate special-purpose limited recourse project debt. Certain of our affiliates in which we have an equity interest also use interest rate swap contracts to manage interest rate risk associated with their limited recourse project debt. See Notes 1 and 7 for further information regarding interest rate swap contracts.

17. Business Segments

We operate through two business groups: our **Global Engineering and Construction Group** ("Global E&C Group") and our **Global Power Group**.

Our Global E&C Group, which operates worldwide, designs, engineers and constructs onshore and offshore upstream oil and gas processing facilities, natural gas liquefaction facilities and receiving terminals, gas-to-liquids facilities, oil refining, chemical and petrochemical, pharmaceutical and biotechnology facilities and related infrastructure, including power generation and distribution facilities, and gasification facilities. Our Global E&C Group provides engineering, project management and construction management services, and purchases equipment, materials and services from third-party suppliers and contractors. Our Global E&C Group is also involved in the design of facilities in new or developing market sectors, including carbon capture and storage, solid fuel-fired integrated gasification combined-cycle power plants, coal-to-liquids and biofuels. Our Global E&C Group owns one of the leading refinery residue upgrading technologies and a hydrogen production process used in oil refineries and petrochemical plants. Additionally, our Global E&C Group has experience with, and is able to work with, a wide range of processes owned by others. Our Global E&C Group performs environmental remediation services, together with related technical, engineering, design and regulatory services. Our Global E&C Group is also involved in the development, engineering, construction, ownership and operation of power generation facilities, from conventional and renewable sources, and of waste-to-energy facilities in Europe. Our Global E&C Group generates revenues from engineering and construction activities pursuant to contracts spanning up to approximately four years in duration and from returns on its equity investments in various production facilities.

Our Global Power Group designs, manufactures and erects steam generating and auxiliary equipment for electric power generating stations and industrial facilities worldwide. Our steam generating equipment includes a full range of technologies, offering independent power producer, utility and industrial clients high-value technology solutions for economically converting a wide range of fuels, including coal, petroleum coke, oil, gas, biomass and municipal solid waste, into steam and power. Our circulating fluidized-bed boiler technology ("CFB") is ideally suited to burning a very wide range of fuels, including low-quality fuels, fuels with high moisture content and "waste-type" fuels, and we believe is generally recognized as one of the environmentally cleanest solid-fuel steam generating technologies available in the world today. For both our CFB and pulverized coal ("PC") boilers, we offer supercritical once-through-unit designs to further improve the energy efficiency and, therefore, the environmental performance of these units. Once-through supercritical boilers operate at higher steam pressures than traditional plants, which results in higher efficiencies and lower emissions, including emissions of carbon dioxide ("CO_2"), which is considered a greenhouse gas. Further, for the longer term, we are actively developing oxy-combustion technology for both our CFB and PC boilers. We believe that oxy-combustion is one part of a practical solution for capturing and storing the majority of the CO_2 from coal power plants. This technology produces a concentrated stream of CO_2 as part of the boiler combustion process, avoiding the need for large and expensive post-combustion CO_2 separation equipment. We also design, manufacture and install auxiliary equipment, which includes feedwater heaters, steam condensers and heat-recovery equipment. Our Global Power Group also offers a full line of new and retrofit nitrogen-oxide ("NOx") reduction systems such as selective non-catalytic and catalytic NOx reduction systems

(amounts in thousands of dollars, except share data and per share amounts)

17. Business Segments — *(Continued)*

as well as complete low-NOx combustion systems. We provide a broad range of site services relating to these products, including construction and erection services, maintenance engineering, plant upgrading and life extensions. Our Global Power Group also provides research analysis and experimental work in fluid dynamics, heat transfer, combustion and fuel technology, materials engineering and solid mechanics. In addition, our Global Power Group owns and operates cogeneration, independent power production and waste-to-energy facilities, as well as power generation facilities for the process and petrochemical industries. Our Global Power Group generates revenues from engineering activities, equipment supply and construction contracts, operating activities pursuant to the long-term sale of project outputs, such as electricity and steam, operating and maintenance agreements, royalties from licensing our technology, and from returns on its equity investments in various power production facilities.

In addition to these two business groups, which also represent operating segments for financial reporting purposes, we report corporate center expenses and expenses related to certain legacy liabilities, such as asbestos, in the Corporate and Finance Group ("C&F Group"), which we also treat as an operating segment for financial reporting purposes.

We conduct our business on a global basis. Our Global E&C Group has accounted for the largest portion of our operating revenues over the last ten years. In fiscal year 2007, our Global E&C Group accounted for 72% of our total operating revenues, while our Global Power Group accounted for 28% of our total operating revenues.

The geographic dispersion of our third-party revenues for fiscal year 2007, based upon where the project is being executed, was as follows:

	Global E&C Group		Global Power Group		Total	
	Third-Party Revenues	Percentage of Third-Party Revenues	Third-Party Revenues	Percentage of Third-Party Revenues	Third-Party Revenues	Percentage of Third-Party Revenues
North America	$ 253,952	6.9%	$ 703,342	49.3%	$ 957,294	18.7%
South America	69,922	2.0%	70,690	5.0%	140,612	2.8%
Europe	851,961	23.1%	478,010	33.5%	1,329,971	26.0%
Asia	800,110	21.7%	163,896	11.5%	964,006	18.9%
Middle East	1,001,193	27.2%	5,094	0.4%	1,006,287	19.7%
Other	704,121	19.1%	4,952	0.3%	709,073	13.9%
Total	$3,681,259	100.0%	$1,425,984	100.0%	$5,107,243	100.0%

We use several financial metrics to measure the performance of our business segments. In addition to the other metrics included on our consolidated financial statements, EBITDA is the primary earnings measure used by our chief operating decision maker.

Except for one client that accounted for approximately 12% and 13% of our consolidated revenues (inclusive of flow-through revenues) in fiscal years 2007 and 2006, respectively, no other single client accounted for ten percent or more of our consolidated revenues in fiscal years 2007, 2006 or 2005.

(amounts in thousands of dollars, except share data and per share amounts)

17. Business Segments — *(Continued)*

Identifiable assets by group are those assets that are directly related to and support the operations of each group. Corporate assets are principally cash, investments, real estate and insurance receivables.

	Total	Global E&C Group	Global Power Group	C&F Group(1)
For the Year Ended December 28, 2007				
Third-party revenues	$5,107,243	$3,681,259	$1,425,984	$ —
EBITDA(2)	$ 591,840	$ 505,647	$ 139,177	$ (52,984)
Less: Interest expense	(19,855)			
Less: Depreciation and amortization	(41,691)			
Income before income taxes	530,294			
Provision for income taxes	(136,420)			
Net income	$ 393,874			
Total assets	$3,248,988	$1,799,231	$1,243,696	$ 206,061
Capital expenditures	$ 51,295	$ 42,965	$ 8,055	$ 275
For the Year Ended December 29, 2006				
Third-party revenues	$3,495,048	$2,219,104	$1,275,944	$ —
EBITDA(3)	$ 399,514	$ 323,297	$ 95,039	$ (18,822)
Less: Interest expense	(24,944)			
Less: Depreciation and amortization	(30,877)			
Income before income taxes	343,693			
Provision for income taxes	(81,709)			
Net income	$ 261,984			
Total assets	$2,565,549	$1,397,428	$ 980,756	$ 187,365
Capital expenditures	$ 30,293	$ 22,784	$ 7,464	$ 45
For the Year Ended December 30, 2005				
Third-party revenues	$2,199,955	$1,471,948	$ 728,024	$ (17)
EBITDA(4)	$ 8,652	$ 165,629	$ 107,266	$(264,243)
Less: Interest expense	(50,618)			
Less: Depreciation and amortization	(28,215)			
Loss before income taxes	(70,181)			
Provision for income taxes	(39,568)			
Net loss	$ (109,749)			
Capital expenditures	$ 10,809	$ 6,856	$ 3,642	$ 311

(1) Includes general corporate income and expense, our captive insurance operation and eliminations.

(2) Includes in fiscal year 2007: increased/(decreased) contract profit of $35,150 from the regular re-evaluation of contract profit estimates: $54,520 in our Global E&C Group and $(19,370) in our Global Power Group;

(amounts in thousands of dollars, except share data and per share amounts)

17. Business Segments — *(Continued)*

a charge of $(7,374) in our C&F Group reflecting the revaluation of our asbestos liability and related asset resulting primarily from increased asbestos defense costs projected through year-end 2022 and for the addition of another year to our rolling 15-year asbestos liability estimate; and gains of $13,519 on the settlement of coverage litigation with certain asbestos insurance carriers recorded in our C&F Group.

(3) Includes in fiscal year 2006: increased/(decreased) contract profit of $(5,670) from the regular re-evaluation of contract profit estimates: $14,720 in our Global E&C Group and $(20,390) in our Global Power Group; a charge of $(15,533) in our C&F Group reflecting the revaluation of our asbestos liability and related asset; net asbestos-related gains of $115,664 recorded in our C&F Group primarily from settlement of coverage litigation with certain asbestos insurance carriers; an aggregate charge of $(14,955) recorded in our C&F Group in conjunction with the voluntary termination of our prior domestic senior credit agreement; and a net charge of $(12,483) recorded in our C&F Group in conjunction with the debt reduction initiatives completed in April and May 2006.

(4) Includes in fiscal year 2005: increased contract profit of $99,555 from the regular re-evaluation of contract profit estimates: $66,274 in our Global E&C Group and $33,281 in our Global Power Group; a charge of $(113,680) in our C&F Group on the revaluation of our estimated asbestos liability and asbestos insurance receivable; credit agreement costs in our C&F Group associated with the prior senior credit facility of $(3,500); and an aggregate charge of $(58,346) in our C&F Group recorded in conjunction with the exchange offers for the trust preferred securities and the 2011 senior notes.

	For the Year Ended		
Equity in Earnings of Unconsolidated Subsidiaries:	**December 28, 2007**	**December 29, 2006**	**December 30, 2005**
Global E&C Group	$19,720	$19,056	$24,527
Global Power Group	17,579	10,551	5,409
C&F Group	—	(328)	(88)
Total	$37,299	$29,279	$29,848

Investments In and Advances to Unconsolidated Subsidiaries:	**December 28, 2007**	**December 29, 2006**
Global E&C Group	$130,240	$105,773
Global Power Group	68,092	61,405
C&F Group	14	8
Total	$198,346	$167,186

(amounts in thousands of dollars, except share data and per share amounts)

17. Business Segments — *(Continued)*

Third-party revenues as presented below are based on the geographic region in which the contracting subsidiary is located and not the location of the client or job site.

	For the Year Ended		
Geographic Concentration of Third-Party Revenues:	December 28, 2007	December 29, 2006	December 30, 2005
United States	$1,091,584	$ 931,701	$ 451,532
Europe	3,412,606	2,286,205	1,557,965
Canada	21,220	11,588	13,508
Asia	568,164	253,457	164,705
South America	13,669	12,097	12,262
Other, net of eliminations	—	—	(17)
Total	$5,107,243	$3,495,048	$2,199,955

Long-lived assets as presented below are based on the geographic region in which the contracting subsidiary is located.

Long-Lived Assets:	December 28, 2007	December 29, 2006
United States	$213,901	$225,373
Europe	306,631	235,781
Canada	25	433
Asia	30,945	28,141
South America	66,673	60,242
Other, net of eliminations	32,191	33,281
Total	$650,366	$583,251

Third-party revenues by industry were as follows:

	For the Year Ended		
Third-Party Revenues by Industry:	December 28, 2007	December 29, 2006	December 30, 2005
Power generation	$1,437,078	$1,326,896	$ 915,786
Oil refining	1,431,810	716,053	444,830
Pharmaceutical	155,266	128,510	149,867
Oil and gas	898,623	680,041	327,058
Chemical/petrochemical	1,003,136	383,092	228,971
Power plant operation and maintenance	120,474	111,154	116,303
Environmental	54,878	68,847	43,346
Other, net of eliminations	5,978	80,455	(26,206)
Total	$5,107,243	$3,495,048	$2,199,955

18. Operating Leases

Certain of our subsidiaries are obligated under operating lease agreements, primarily for office space. In many instances, our subsidiaries retain the right to sub-lease the office space. Rental expense for these leases

(amounts in thousands of dollars, except share data and per share amounts)

18. Operating Leases — *(Continued)*

was $54,293, $37,634 and $32,601 in fiscal years 2007, 2006 and 2005, respectively. Future minimum rental commitments on non-cancelable leases are as follows:

Fiscal year:	
2008	$ 52,802
2009	44,701
2010	40,591
2011	35,810
2012	30,824
Thereafter	229,093
Total	$433,821

We entered into sale/leaseback transactions for an office building in Spain in 2000 and an office building in the United Kingdom in 1999. In connection with these transactions, we recorded deferred gains, which are being amortized to income over the term of the respective leases. The amortization was $4,602, $4,168 and $4,124 for fiscal years 2007, 2006 and 2005, respectively. As of December 28, 2007 and December 29, 2006, the balance of the deferred gains was $66,226 and $68,331, respectively, and is included in other long-term liabilities on the consolidated balance sheet. The year-over-year change in the deferred gain balance includes the impact of changes in foreign currency exchange rates.

19. Litigation and Uncertainties

Asbestos

Some of our U.S. and U.K. subsidiaries are defendants in numerous asbestos-related lawsuits and out-of-court informal claims pending in the United States and the United Kingdom. Plaintiffs claim damages for personal injury alleged to have arisen from exposure to or use of asbestos in connection with work allegedly performed by our subsidiaries during the 1970s and earlier.

United States

A summary of our U.S. claim activity is as follows:

	Number of Claims		
	For the Year Ended		
	December 28, 2007	December 29, 2006	December 30, 2005
Open claims at beginning of year	135,890	164,820	167,760
New claims	5,140	8,250	14,340
Claims resolved(1)	(9,690)	(37,180)	(17,280)
Open claims at end of year	131,340	135,890	164,820
Claims not valued in the liability(2)	(66,040)	(47,820)	(62,560)
Open claims valued in the liability at end of year	65,300	88,070	102,260

(1) Claims resolved in fiscal year 2006 include court dismissals without payment of mass claim filings approximating 22,900 claims.

(2) Claims not valued in the liability include claims on certain inactive court dockets, claims over six years old that are considered abandoned and certain other items.

(amounts in thousands of dollars, except share data and per share amounts)

19. Litigation and Uncertainties — *(Continued)*

Of the approximately 131,000 open claims, our subsidiaries are respondents in approximately 31,000 open claims wherein we have administrative agreements and are named defendants in lawsuits involving approximately 100,000 plaintiffs.

All of the open administrative claims have been filed under blanket administrative agreements that we have with various law firms representing claimants and do not specify monetary damages sought. Based on our analysis of lawsuits, approximately 65% do not specify the monetary damages sought or merely recite that the amount of monetary damages sought meets or exceeds the required jurisdictional minimum in the jurisdiction in which suit is filed. Approximately 11% request damages ranging from $10 to $50; approximately 11% request damages ranging from $51 to $1,000; approximately 10% request damages ranging from $1,001 to $10,000; and the remaining 3% request damages ranging from $10,001 to, in a very small number of cases, $50,000.

The majority of requests for monetary damages are asserted against multiple named defendants in a single complaint.

We had the following U.S. asbestos-related assets and liabilities recorded on our consolidated balance sheet as of the dates set forth below. Total U.S. asbestos-related liabilities are estimated through year-end 2022. Although it is likely that claims will continue to be filed after that date, the uncertainties inherent in any long-term forecast prevent us from making reliable estimates of the indemnity and defense costs that might be incurred after that date.

	December 28, 2007	December 29, 2006
Asbestos-related assets recorded within:		
Accounts and notes receivable-other	$ 47,100	$ 47,000
Asbestos-related insurance recovery receivable	279,100	316,700
Total asbestos-related assets	$326,200	$363,700
Asbestos-related liabilities recorded within:		
Accrued expenses	$ 72,000	$ 75,000
Asbestos-related liability	331,300	391,000
Total asbestos-related liabilities	$403,300	$466,000

Since year-end 2004, we have worked with Analysis Research Planning Corporation ("ARPC"), nationally recognized consultants in projecting asbestos liabilities, to estimate the amount of asbestos-related indemnity and defense costs at year-end for the next 15 years. Based on its review of fiscal year 2007 activity, ARPC recommended that the assumptions used to estimate our future asbestos liability be updated as of year-end 2007. Accordingly, we developed a revised estimate of our aggregate indemnity and defense costs through year-end 2022 considering the advice of ARPC. In the fourth quarter of 2007, we increased our liability for asbestos indemnity and defense costs through year-end 2022 to $403,300, which brought our liability to a level consistent with ARPC's reasonable best estimate. In connection with updating our estimated asbestos liability and related asset, we recorded a charge of $7,400 in the fourth quarter of 2007.

The amount paid on asbestos litigation, defense, and case resolution was $86,700, $83,300 and $83,800 in fiscal years 2007, 2006 and 2005, respectively. Through December 28, 2007, total cumulative indemnity costs paid were approximately $625,300 and total cumulative defense costs paid were approximately $248,400.

(amounts in thousands of dollars, except share data and per share amounts)

19. Litigation and Uncertainties — *(Continued)*

As of December 28, 2007, total asbestos-related liabilities were comprised of an estimated liability of $165,100 relating to open (outstanding) claims being valued and an estimated liability of $238,200 relating to future unasserted claims through year-end 2022.

Our liability estimate is based upon the following information and/or assumptions: number of open claims, forecasted number of future claims, estimated average cost per claim by disease type — mesothelioma, lung cancer and non-malignancies — and the breakdown of known and future claims into disease type — mesothelioma, lung cancer or non-malignancies. The total estimated liability, which has not been discounted for the time value of money, includes both the estimate of forecasted indemnity amounts and forecasted defense costs. Total defense costs and indemnity liability payments are estimated to be incurred through year-end 2022, during which period the incidence of new claims is forecasted to decrease each year. We believe that it is likely that there will be new claims filed after 2022, but in light of uncertainties inherent in long-term forecasts, we do not believe that we can reasonably estimate the indemnity and defense costs that might be incurred after 2022. Historically, defense costs have represented approximately 28% of total defense and indemnity costs.

The overall historic average combined indemnity and defense cost per resolved claim through December 28, 2007 has been approximately $2.6. The average cost per resolved claim is increasing and we believe will continue to increase in the future.

The asbestos-related asset recorded within accounts and notes receivable-other as of December 28, 2007 reflects amounts due in the next 12 months under executed settlement agreements with insurers and does not include any estimate for future settlements. The recorded asbestos-related insurance recovery receivable includes an estimate of recoveries from insurers in the unsettled insurance coverage litigation referred to below based upon the application of New Jersey law to certain insurance coverage issues and assumptions relating to cost allocation and other factors as well as an estimate of the amount of recoveries under existing settlements with other insurers. Such amounts have not been discounted for the time value of money.

Since year-end 2005, we have worked with Peterson Risk Consulting, nationally recognized experts in the estimation of insurance recoveries, to review our estimate of the value of the settled insurance asset and assist in the estimation of our unsettled asbestos insurance asset. Based on insurance policy data, historical claim data, future liability estimates including the expected timing of payments and allocation methodology assumptions we provided them, Peterson Risk Consulting provided an analysis of the unsettled insurance asset as of December 28, 2007. We utilized that analysis to determine our estimate of the value of the unsettled insurance asset as of December 28, 2007.

As of December 28, 2007, we estimated the value of our unsettled asbestos insurance asset related to ongoing litigation in New York state court with our subsidiaries' insurers at $27,600. The litigation relates to the amounts of insurance coverage available for asbestos-related claims and the proper allocation of the coverage among our subsidiaries' various insurers and our subsidiaries as self-insurers. We believe that any amounts that our subsidiaries might be allocated as self-insurer would be immaterial.

An adverse outcome in the pending insurance litigation described above could limit our remaining insurance recoveries and result in a reduction in our insurance asset. However, a favorable outcome in all or part of the litigation could increase remaining insurance recoveries above our current estimate. If we prevail in whole or in part in the litigation, we will re-value our asset relating to remaining available insurance recoveries based on the asbestos liability estimated at that time.

Over the last several years, certain of our subsidiaries have entered into settlement agreements calling for insurers to make lump-sum payments, as well as payments over time, for use by our subsidiaries to fund asbestos-related indemnity and defense costs and, in certain cases, for reimbursement for portions of out-of-pocket costs previously incurred. In fiscal year 2006, our subsidiaries reached agreements to settle their

(amounts in thousands of dollars, except share data and per share amounts)

19. Litigation and Uncertainties — *(Continued)*

disputed asbestos-related insurance coverage with four of their insurers. Primarily as a result of these insurance settlements, we increased our asbestos-related insurance asset and recorded a gain of $96,200 in fiscal year 2006.

In fiscal year 2007, our subsidiaries reached an agreement to settle their disputed asbestos-related insurance coverage with four additional insurers, including two in the fourth quarter. As a result of these settlements, we increased our asbestos-related insurance asset and recorded a gain of $4,900 in the fourth quarter and $13,500 in fiscal year 2007.

We intend to continue to attempt to negotiate additional settlements with insurers where achievable on a reasonable basis in order to minimize the amount of future costs that we would be required to fund out of the cash flows generated from our operations. Unless we settle with the remaining insurers at recovery amounts significantly in excess of our current estimate, it is likely that the amount of our insurance settlements will not cover all future asbestos-related costs and we will be required to fund a portion of such future costs, which will reduce our cash flows and working capital.

Also in fiscal year 2006, we were successful in our appeal of a New York state trial court decision that previously had held that New York, rather than New Jersey, law applies in the above coverage litigation with our subsidiaries' insurers, and as a result, we increased our insurance asset and recorded a gain of $19,500. On February 13, 2007, our subsidiaries' insurers were granted permission by the appellate court to appeal the decision to the New York Court of Appeals, the state's highest court. On October 11, 2007, the New York Court of Appeals upheld the appellate court decision in our favor.

Even if the coverage litigation is resolved in a manner favorable to us, our insurance recoveries (both from the litigation and from settlements) may be limited by insolvencies among our insurers. We have not assumed recovery in the estimate of our asbestos insurance asset from any of our currently insolvent insurers. Other insurers may become insolvent in the future and our insurers may fail to reimburse amounts owed to us on a timely basis. Failure to realize the expected insurance recoveries, or delays in receiving material amounts from our insurers could have a material adverse effect on our financial condition and our cash flows.

Based on the year-end 2007 liability estimate, an increase of 25% in the average per claim indemnity settlement amount would increase the liability by $70,400 and the impact on expense would be dependent upon available additional insurance recoveries. Assuming no change to the assumptions currently used to estimate our insurance asset, this increase would result in a charge in the statement of operations in the range of approximately 70% to 80% of the increase in the liability. Long-term cash flows would ultimately change by the same amount. Should there be an increase in the estimated liability in excess of this 25%, the percentage of that increase that would be expected to be funded by additional insurance recoveries will decline.

We funded $19,000 of the asbestos liability indemnity payments and defense costs from our cash flows in fiscal year 2007, net of the cash received from insurance settlements. We expect to fund a total of $25,000 of the asbestos liability indemnity and defense costs from our cash flows in fiscal year 2008, net of the cash expected to be received from existing insurance settlements. As we continue to collect cash from insurance settlements and assuming no increase in our asbestos-related insurance liability or any future insurance settlements, the asbestos-related insurance receivable recorded on our consolidated balance sheet will continue to decrease.

The estimate of the liabilities and assets related to asbestos claims and recoveries is subject to a number of uncertainties that may result in significant changes in the current estimates. Among these are uncertainties as to the ultimate number and type of claims filed, the amounts of claim costs, the impact of bankruptcies of other companies with asbestos claims, uncertainties surrounding the litigation process from jurisdiction to jurisdiction and from case to case, as well as potential legislative changes. Increases in the number of claims

(amounts in thousands of dollars, except share data and per share amounts)

19. Litigation and Uncertainties — *(Continued)*

filed or costs to resolve those claims could cause us to increase further the estimates of the costs associated with asbestos claims and could have a material adverse effect on our financial condition, results of operations and cash flows.

United Kingdom

Some of our subsidiaries in the United Kingdom have also received claims alleging personal injury arising from exposure to asbestos. To date, 866 claims have been brought against our U.K. subsidiaries of which 342 remained open as of December 28, 2007. None of the settled claims has resulted in material costs to us.

As of December 28, 2007, we had recorded total liabilities of $48,500 comprised of an estimated liability relating to open (outstanding) claims of $9,000 and an estimated liability relating to future unasserted claims through year-end 2022 of $39,500. Of the total, $3,000 was recorded in accrued expenses and $45,500 was recorded in asbestos-related liability on the consolidated balance sheet. An asset in an equal amount was recorded for the expected U.K. asbestos-related insurance recoveries, of which $3,000 was recorded in accounts and notes receivable-other and $45,500 was recorded as asbestos-related insurance recovery receivable on the consolidated balance sheet. The liability estimates are based on a U.K. House of Lords judgment that pleural plaque claims do not amount to a compensable injury and accordingly, we have reduced our liability assessment. Should this ruling be reversed by legislation, the asbestos liability and related asset recorded in the U.K. would be approximately $66,100.

Project Claims

In the ordinary course of business, we are parties to litigation involving clients and subcontractors arising out of project contracts. Such litigation includes claims and counterclaims by and against us for canceled contracts, for additional costs incurred in excess of current contract provisions, as well as for back charges for alleged breaches of warranty and other contract commitments. If we were found to be liable for any of the claims/counterclaims against us, we would incur a charge against earnings to the extent a reserve had not been established for the matter in our accounts or if the liability exceeds established reserves.

Compact CFB Boiler Arbitration — Asia

Arbitration was commenced against us in March 2004 arising out of a compact CFB boiler that we engineered, supplied and erected for a client in Asia. In addition to claims for damages for breach of contract, the client was seeking to rescind the contract based upon alleged material misrepresentations by us. If such relief had been granted, we could have been compelled to reimburse the client for the purchase price paid ($25,700), in addition to other unquantified damages. We vigorously defended the case and counterclaimed for unpaid receivables ($5,200), plus interest, for various breaches and non-performance by the client. Due to its age and the ongoing dispute, a reserve for the full amount of the receivable had previously been taken. Procedurally, the liability and damages portions of the case were separated. The hearing on the liability portion concluded in June 2006 and a decision on the liability portion was rendered in May 2007. The client's claim for rescission was denied and we were awarded our unpaid receivable, plus interest. We were also awarded delay damages, arbitration costs and counsel fees, subject to proof of the amounts during the damages phase of the arbitration. Discussions with the client ensued following the award and as a result of an agreement reached in September 2007, we re-established the receivable and recognized the award for delay damages, arbitration costs and counsel fees in our fiscal year 2007 results. All amounts due under the agreement were collected in October 2007.

(amounts in thousands of dollars, except share data and per share amounts)

19. Litigation and Uncertainties — *(Continued)*

Thermal Electric Power Plant Arbitration — South America

Arbitration was also commenced against us in July 2005 with respect to a thermal electric power plant in South America that we designed, supplied and erected as a member of a consortium with other parties. The plant's concrete foundations experienced cracking, allegedly due to out-of-specification materials used in the concrete poured by the consortium's subcontractor. The client had adopted an extensive plan to repair the foundations and was seeking reimbursement of its repair costs ($9,500). Alleging that this extensive repair effort was in the nature of emergency mitigation only, the client was also claiming its estimated cost to totally demolish and reconstruct the foundations at some point in the future ($14,300) plus lost profits during this demolition and reconstruction period ($9,400). The arbitration hearing has concluded and the arbitrator has dismissed the client's claims against us. The arbitrator's favorable decision has been confirmed in civil court.

Power Plant Arbitration — Eastern Europe

In June 2006, we commenced arbitration against a client seeking final payment for our services in connection with two power plants that we designed and built in Eastern Europe. The dispute primarily concerns whether we are liable to the client for liquidated damages ("LDs") under the contract for delayed completion of the projects. The client contends that it is owed LDs, limited under the contract at approximately €37,600 (approximately $55,400 at the exchange rate in effect as of December 28, 2007), and is retaining as security for these LDs approximately €22,000 (approximately $32,400 at the exchange rate in effect as of December 28, 2007) in contract payments otherwise due to us for work performed. The client contends that it is owed an additional €6,900 (approximately $10,200 at the exchange rate in effect as of December 28, 2007) for the cost of consumable materials it had to incur due to the extended commissioning period on both projects, the cost to relocate a piece of equipment on one of the projects and the cost of various warranty repairs and punch list work. We are seeking payment of the €22,000 (approximately $32,400 at the exchange rate in effect as of December 28, 2007 and which is recorded within contracts in process on the consolidated balance sheet) in retention that is being held by the client for LDs, plus approximately €4,900 (approximately $7,200 at the exchange rate in effect as of December 28, 2007) in interest on the retained funds, as well as approximately €9,100 (approximately $13,400 at the exchange rate in effect as of December 28, 2007) in additional compensation for extra work performed beyond the original scope of the contracts and the client's failure to procure the required property insurance for the project, which should have provided coverage for some of the damages we incurred on the project related to turbine repairs. The arbitration hearing on liability is currently underway. Accordingly, it is premature to predict the outcome of this matter.

Power Plant Dispute — Ireland

In 2006, a dispute arose with a client because of material corrosion that is occurring at two power plants we designed and built in Ireland, which began operation in December 2005 and June 2006. The boilers at both plants are designed to burn milled peat as the primary fuel, supplied from different local sources. The peat being supplied is out of the range specified by our contract and, while the matter is still under investigation, we believe this variation from the agreed specifications is the cause of alkali halides corrosion that is affecting the boiler tubes. We have identified a technical solution to ameliorate the boiler tube corrosion, and the client is in the process of evaluating the proposed solution for the boiler tube corrosion. Disavowing responsibility for the fuel specification, the client has refused to pay for the cost of the corrective work and has reserved its rights against us under the contract, which could include repairing or rejecting the plants and recovering consequential damages in the event we are determined to be grossly negligent. We have advised the client that we are not responsible for the cost of corrective work to address corrosion resulting from out-of-specification fuel and we anticipate having discussions with the client in the near future regarding our claim.

(amounts in thousands of dollars, except share data and per share amounts)

19. Litigation and Uncertainties — *(Continued)*

There is also corrosion occurring to subcontractor-provided emissions control equipment and induction fans at the back-end of the power plants. The cause of this back-end corrosion, which we discovered during the second quarter of 2007 to be more extensive than previously assessed, is under investigation. Based upon the information gathered to date, we believe the corrosion is due principally to the low set point temperature design of the emissions control equipment that was set by our subcontractor. If this proves to be the case, we believe the subcontractor would be responsible for the cost to remedy this problem under our agreement with them, although we may have direct responsibility for this cost to the client under our agreement with them. To date, the subcontractor has denied responsibility for the corrosion, contending it is the result of out-of-specification fuel supplied by the client. We have reserved our rights against the client if this proves to be the case. To the extent that we incur costs for correcting this problem, we intend to pursue claims against our subcontractor and/or our client, depending upon the cause of the corrosion. Due to the potential magnitude of the amounts involved, there can be no assurance that we will collect amounts for which our subcontractor may be determined to be liable. From a plant rejection standpoint, we do not believe that the back-end corrective work will materially impact our availability guaranty to the client described below.

The contract for these plants contains an availability guaranty requiring the plants to meet specified energy generation levels over a three year period. The availability guaranty is expressly conditioned upon the use of the contract-specified fuel. The availability guaranty provides for liquidated damages which could reach the contract cap for liquidated damages of €17,500 (approximately $25,800 at the exchange rate in effect as of December 28, 2007). In addition to liquidated damages, in the event that availability of either of the plants as an average of the best two out of the first three years of operation is 80% or below, the client may be entitled to certain remedies, the most significant of which would be the right to reject both plants and seek reimbursement of the €351,000 contract price paid for the plants (approximately $516,800 at the exchange rate in effect as of December 28, 2007) plus restoration costs at the sites. The client has alleged that at least one of the plants has failed to meet the availability guaranty which we have disputed. We have advised the client that we do not believe we are responsible under our availability guaranty (which is expressly subject to the client's provision of specified fuel).

In the event that the parties are not able to resolve the dispute, the contract provides for arbitration conducted under The Institution of Engineers of Ireland Arbitration Procedure. In such a proceeding, damages that the client may seek could include, but may not be limited to, the cost to correct the corrosion in the boiler tubes and emissions control equipment, liquidated damages under the availability guaranty, consequential damages, including but not limited to lost profits, in the event gross negligence is proven and, in the event of rejection, the total amount paid in respect of the plants, under the contract or otherwise, plus the cost to dismantle the plants. As such, the costs claimed could exceed the above-stated contract price paid for the plants and liquidated damages. We would vigorously oppose such claims in any such arbitration.

We have completed the necessary corrective actions for certain defects in the conveyor equipment at the plants. While we believe that the subcontractor that provided the equipment is responsible for the defects, our investigation is continuing.

During the fourth quarter of 2006, we established a contingency of $25,000 in relation to this project. Primarily as a result of the second quarter of 2007 discovery of the more extensive back-end corrosion, the contingency was increased by $30,000 during the second quarter of 2007.

The performance of our subsidiary executing the foregoing contract in Ireland is guaranteed by Foster Wheeler Ltd. In addition, there are €16,700 (approximately $24,600 at the exchange rate in effect as of December 28, 2007) of outstanding retention bonds that have been issued in favor of the client.

Due to the inherent commercial, legal and technical uncertainties underlying the estimation of all of the project claims described above, the amounts ultimately realized or paid by us could differ materially from the

19. Litigation and Uncertainties — *(Continued)*

balances, if any, included in our financial statements, which could result in additional material charges against earnings, and which could also materially adversely impact our financial condition and cash flows.

Camden County Waste-to-Energy Project

One of our project subsidiaries, Camden County Energy Recovery Associates, LP ("CCERA") owns and operates a waste-to-energy facility in Camden County, New Jersey (the "Project"). The Pollution Control Finance Authority of Camden County ("PCFA") issued bonds to finance the construction of the Project and to acquire a landfill for Camden County's use. Pursuant to a loan agreement between the PCFA and CCERA, proceeds from the bonds were loaned by the PCFA to CCERA and used by CCERA to finance the construction of the facility. Accordingly, the proceeds of this loan were recorded as debt on CCERA's balance sheet and, therefore, are included in our consolidated balance sheet. CCERA's obligation to service the debt incurred pursuant to the loan agreement is limited to depositing all tipping fees and electric revenues received with the trustee of the PCFA bonds. The trustee is required to pay CCERA its service fees prior to servicing the PCFA bonds. CCERA has no other debt repayment obligations under the loan agreement with the PCFA.

In 1997, the United States Supreme Court effectively invalidated New Jersey's long-standing municipal solid waste flow rules and regulations, eliminating the guaranteed supply of municipal solid waste to the Project with its corresponding tipping fee revenue. As a result, tipping fees have been reduced to market rate in order to provide a steady supply of fuel to the Project. Since the ruling, those market-based revenues have not been, and are not expected to be, sufficient to service the debt on outstanding bonds issued by the PCFA to finance the construction of the Project.

In 1998, CCERA filed suit against the PCFA and other parties seeking, among other things, to void the applicable contracts and agreements governing the Project (Camden County Energy Recovery Assoc. v. N.J. Department of Environmental Protection, et al., Superior Court of New Jersey, Mercer County, L-268-98). Since 1999, the State of New Jersey has provided subsidies sufficient to ensure the payment of each of the PCFA's debt service payments as they became due. The bonds outstanding in connection with the Project were issued by the PCFA, not by us or CCERA, and the bonds are not guaranteed by either us or CCERA. In the litigation, the defendants have asserted, among other things, that an equitable portion of the outstanding debt on the Project should be allocated to CCERA even though CCERA did not guarantee the bonds.

At this time, we cannot determine the ultimate outcome of the foregoing and the potential effects on CCERA and the Project. If the State of New Jersey were to fail to subsidize the debt service, and there were to be a default on a debt service payment, the bondholders might proceed to attempt to exercise their remedies, by among other things, seizing the collateral securing the bonds. We do not believe this collateral includes CCERA's plant.

Environmental Matters

CERCLA and Other Remedial Matters

Under U.S. federal statutes, such as the Resource Conservation and Recovery Act, Comprehensive Environmental Response, Compensation, and Liability Act of 1980 ("CERCLA"), the Clean Water Act and the Clean Air Act, and similar state laws, the current owner or operator of real property and the past owners or operators of real property (if disposal of toxic or hazardous substances took place during such past ownership or operation) may be jointly and severally liable for the costs of removal or remediation of toxic or hazardous substances on or under their property, regardless of whether such materials were released in violation of law or whether the owner or operator knew of, or was responsible for, the presence of such substances. Moreover, under CERCLA and similar state laws, persons who arrange for the disposal or treatment of hazardous or toxic substances may also be jointly and severally liable for the costs of the removal or remediation of such substances at a disposal or treatment site, whether or not such site was owned or operated by such person,

19. Litigation and Uncertainties — *(Continued)*

which we refer to as an off-site facility. Liability at such off-site facilities is typically allocated among all of the financially viable responsible parties based on such factors as the relative amount of waste contributed to a site, toxicity of such waste, relationship of the waste contributed by a party to the remedy chosen for the site and other factors.

We currently own and operate industrial facilities and we have also transferred our interests in industrial facilities that we formerly owned or operated. It is likely that as a result of our current or former operations, hazardous substances have affected the facilities or the real property on which they are or were situated. We also have received and may continue to receive claims pursuant to indemnity obligations from the present owners of facilities we have transferred, which claims may require us to incur costs for investigation and/or remediation.

We are currently engaged in the investigation and/or remediation under the supervision of the applicable regulatory authorities at four of our or our subsidiaries' former facilities. In addition, we sometimes engage in investigation and/or remediation without the supervision of a regulatory authority. Although we do not expect the environmental conditions at our present or former facilities to cause us to incur material costs in excess of those for which reserves have been established, it is possible that various events could cause us to incur costs materially in excess of our present reserves in order to fully resolve any issues surrounding those conditions. Further, no assurance can be provided that we will not discover additional environmental conditions at our currently or formerly owned or operated properties, or that additional claims will not be made with respect to formerly owned properties, requiring us to incur material expenditures to investigate and/or remediate such conditions.

We have been notified that we are a potentially responsible party ("PRP") under CERCLA or similar state laws at three off-site facilities. At each of these sites, our liability should be substantially less than the total site remediation costs because the percentage of waste attributable to us compared to that attributable to all other PRPs is low. We do not believe that our share of cleanup obligations at any of the off-site facilities as to which we have received a notice of potential liability will exceed $500 in the aggregate. We have also received and responded to a request for information from the United States Environmental Protection Agency ("USEPA") regarding a fourth off-site facility. We do not know what, if any, further actions USEPA may take regarding this fourth off-site facility.

Mountain Top

In February 1988, one of our subsidiaries, Foster Wheeler Energy Corporation ("FWEC"), entered into a Consent Agreement and Order with the USEPA and the Pennsylvania Department of Environmental Protection ("PADEP") regarding its former manufacturing facility in Mountain Top, Pennsylvania. The order essentially required FWEC to investigate and remediate as necessary contaminants, including trichloroethylene ("TCE"), in the soil and groundwater at the facility. Pursuant to the order, in 1993 FWEC installed a "pump and treat" system to remove TCE from the groundwater. It is not possible at the present time to predict how long FWEC will be required to operate and maintain this system.

In the fall of 2004, FWEC sampled the private domestic water supply wells of certain residences in Mountain Top and identified approximately 30 residences whose water supply contained TCE at levels in excess of Safe Drinking Water Act standards. The subject residences are located approximately one mile to the southwest of where the TCE previously was discovered in the soils at the former FWEC facility.

Since that time, FWEC, USEPA and PADEP have cooperated in an investigation to, among other things, attempt to identify the source(s) of the TCE in the residential wells. Although FWEC believed the evidence available at that time was not sufficient to support a determination by a governmental entity that FWEC was a PRP as to the TCE in the residential wells, FWEC in October 2004 began providing the potentially affected

(amounts in thousands of dollars, except share data and per share amounts)

19. Litigation and Uncertainties — *(Continued)*

residences with bottled water. It thereafter arranged for the installation, maintenance and testing of filters to remove the TCE from the water being drawn from the wells. In August 2005, FWEC entered into a settlement agreement with USEPA whereby FWEC agreed to arrange and pay for the hookup of public water to the affected residences, which involved the extension of a water main and the installation of laterals from the main to the affected residences. The foregoing hookups have been completed. As residences were hooked up, FWEC ceased providing bottled water and filters to them. FWEC is incurring costs related to public outreach and communications in the affected area. FWEC may be required to pay the agencies' costs in overseeing and responding to the situation. There is also a possibility that FWEC would incur further costs if it were to conduct further investigation regarding the TCE. We have accrued our best estimate of the cost related to the foregoing and review this estimate on a quarterly basis.

Other costs to which FWEC could be exposed could include, among other things, FWEC's counsel and consulting fees, further agency oversight and/or response costs, costs and/or exposure related to the litigation described below beyond those for which accruals have been made and other costs related to possible further investigation and/or remediation. At present, it is not possible to determine whether FWEC will be determined to be liable for some or all of the items described in this paragraph, nor is it possible to reliably estimate the potential liability associated with the items.

If one or more third-parties are determined to be a source of the TCE, FWEC will evaluate its options regarding the potential recovery of the costs FWEC has incurred, which options could include seeking to recover those costs from those determined to be a source.

In March 2006, a complaint was filed in an action entitled *Sarah Martin and Jeffrey Martin v. Foster Wheeler Energy Corporation*, Case No. 3376-06, Court of Common Pleas, Luzerne County, Pennsylvania (subsequently removed to the United States District Court, Middle District of Pennsylvania). The complaint alleged that it was filed on behalf of the Martins and more than 25 others similarly situated owning or residing on property impacted or threatened with impacts of the TCE released from the former FWEC facility. The complaint sought to recover costs of environmental remediation and continued environmental monitoring of alleged class members' property, diminution in property value, costs associated with obtaining healthy water, the establishment of a medical monitoring trust fund, statutory, treble and punitive damages and interest and the costs of the suit.

In April 2007, the court in the *Martin* case preliminarily approved a class action settlement that had been jointly filed by the plaintiffs and FWEC. The preliminary settlement was subject to the class members' opt-in/opt-out process and the holding of a fairness hearing before the court. A number of the class members opted-out of the preliminary settlement, and a number of them objected that the preliminary settlement was not fair. After the fairness hearing the court, in December 2007, entered an order finally approving the settlement.

Under the terms of the settlement, FWEC will pay the class and its counsel a total of approximately $1,600 in exchange for a release by class members of all claims with respect to the matters that are the subject of the litigation. The release will not extend to the claims of those who opt-out of the settlement. The class, which was agreed upon only for the purposes of the settlement, consists of three categories of persons who own or live on property in, or within approximately 150 feet of, the area in which TCE is inferred to exist in the groundwater. One of the three categories of the class includes those persons who live in residences at which TCE was detected in private wells in 2004. We have accrued a provision sufficient to cover the settlement.

In April 2006, a complaint was filed in an action entitled *Donna Rose Cunningham and Michael A. Cunningham v. Foster Wheeler Energy Corporation*, United States District Court, Middle District of Pennsylvania. The complaint's allegations are generally similar to those in the *Martin* case, except that the complaint is on behalf of the Cunninghams only, not an alleged class, and except that the Cunninghams have included a

19. Litigation and Uncertainties — *(Continued)*

claim for embarrassment, humiliation and emotional distress. We have accrued a provision that we believe is appropriate for this matter. Based upon its investigation and the proceedings to date, FWEC will vigorously defend itself in these proceedings; however, it is premature to predict the ultimate outcome of the proceedings.

In May 2006, a complaint was filed in an action entitled *Gary Prezkop, Personal Representative of the Estate of Mary Prezkop, Deceased, and Gary Prezkop, in his own right, v. Foster Wheeler Energy Corporation and Leonard M. Lulis.* Case No. 000545, Court of Common Pleas, Philadelphia County, Pennsylvania. The complaint's allegations were generally similar to those in the *Martin* and *Cunningham* cases, but they also included claims for Mary Prezkop's alleged wrongful death. During fiscal year 2007, the matter was settled for an amount that did not have a material impact on us.

Other Environmental Matters

Our operations, especially our manufacturing and power plants, are subject to comprehensive laws adopted for the protection of the environment and to regulate land use. The laws of primary relevance to our operations regulate the discharge of emissions into the water and air, but can also include hazardous materials handling and disposal, waste disposal and other types of environmental regulation. These laws and regulations in many cases require a lengthy and complex process of obtaining licenses, permits and approvals from the applicable regulatory agencies. Noncompliance with these laws can result in the imposition of material civil or criminal fines or penalties. We believe that we are in substantial compliance with existing environmental laws. However, no assurance can be provided that we will not become the subject of enforcement proceedings that could cause us to incur material expenditures. Further, no assurance can be provided that we will not need to incur material expenditures beyond our existing reserves to make capital improvements or operational changes necessary to allow us to comply with future environmental laws.

With regard to the foregoing, the waste-to-energy facility operated by our CCERA project subsidiary is subject to certain revisions to New Jersey's mercury air emission regulations. The revisions make CCERA's mercury control requirements more stringent, especially when the last phase of the revisions becomes effective in 2012. CCERA's management believes that the data generated during recent stack testing tends to indicate that the facility will be able to comply with even the most stringent of the regulatory revisions without installing additional control equipment. Even if the equipment had to be installed, CCERA believes that the project's sponsor would be responsible to pay for the equipment. However, the sponsor may not have sufficient funds to do so or may assert that it is not so responsible. Budgetary estimates of the cost of installing the additional control equipment are approximately $30,000 based on our last assessment.

(amounts in thousands of dollars, except share data and per share amounts)

20. Quarterly Financial Data (Unaudited)

	Three Months Ended			
	December 28, 2007	September 28, 2007	June 29, 2007	March 30, 2007
Operating revenues	$ 1,465,483	$ 1,299,872	$ 1,189,766	$ 1,152,122
Contract profit	170,003	197,960	168,846	207,512
Net income	78,098(1)	129,101	71,850	114,825
Net income attributable to common shareholders	78,098	129,101	71,850	114,825
Earnings per common share:				
Basic	$ 0.54	$ 0.91	$ 0.51	$ 0.82
Diluted	$ 0.54	$ 0.89	$ 0.50	$ 0.80
Shares outstanding:				
Weighted-average number of common shares outstanding for basic earnings per common share	143,540,329	142,517,528	141,078,576	139,507,752
Effect of dilutive securities	1,615,072	2,574,936	3,543,466	4,023,304
Weighted-average number of common shares outstanding for diluted earnings per common share	145,155,401	145,092,464	144,622,042	143,531,056

	Three Months Ended			
	December 29, 2006	September 29, 2006	June 30, 2006	March 31, 2006
Operating revenues	$ 1,193,319	$ 910,580	$ 745,307	$ 645,842
Contract profit	170,338	129,189	127,942	80,318
Net income	63,108	75,827	108,418	14,631
Net income/(loss) attributable to common shareholders	63,108	75,827	108,418	(4,814)(2)
Earnings/(loss) per common share:				
Basic	$ 0.46	$ 0.56	$ 0.81	$ (0.04)(2)
Diluted	$ 0.44	$ 0.53	$ 0.77	$ (0.04)(2)
Shares outstanding:				
Weighted-average number of common shares outstanding for basic earnings/(loss) per common share	136,755,348	135,421,456	133,669,862	126,138,872
Effect of dilutive securities	6,139,370	6,821,720	7,698,976	*
Weighted-average number of common shares outstanding for diluted earnings/(loss) per common share	142,894,718	142,243,176	141,368,838	126,138,872

* The impact of potentially dilutive securities such as options to purchase common shares, warrants to purchase common shares and the non-vested portion of restricted awards were not included in the calculation of diluted loss per common share in loss periods due to their antidilutive effect.

20. Quarterly Financial Data (Unaudited) — *(Continued)*

(1) Net income for the quarter ended December 28, 2007 includes a charge of $7,374 reflecting the revaluation of our asbestos liability and related asset resulting primarily from increased asbestos defense costs projected through year-end 2022 and for the addition of another year to our rolling 15-year asbestos liability estimate and a net gain of $4,886 on the settlement of coverage litigation with certain asbestos insurance carriers.

(2) As discussed in the "Earnings per Common Share" section of Note 1, the fair value of the additional shares issued as part of the warrant offer transactions, which were consummated in January 2006, reduced net income attributable to the common shareholders when calculating earnings/(loss) per common share. The fair value of the additional shares issued was $19,445.

Foster Wheeler Ltd.

Schedule II: Valuation and Qualifying Accounts
(amounts in thousands)

Description	For the Year Ended December 28, 2007				
	Balance at Beginning of Year	Additions Charged to Costs and Expenses	Additions Charged to Other Accounts	Deductions	Balance at the End of the Year
Allowance for doubtful accounts	$ 7,848	$6,109	$ —	$ (1,559)	$ 12,398
Deferred tax valuation allowance	$282,104	$1,186	$24,255	$(13,259)	$294,286

Description	For the Year Ended December 29, 2006				
	Balance at Beginning of Year	Additions Charged to Costs and Expenses	Additions Charged to Other Accounts	Deductions	Balance at the End of the Year
Allowance for doubtful accounts	$ 10,379	$ 2,317	$ —	$ (4,848)	$ 7,848
Deferred tax valuation allowance	$260,101	$82,136	$3,176	$(63,309)	$282,104

Description	For the Year Ended December 30, 2005				
	Balance at Beginning of Year	Additions Charged to Costs and Expenses	Additions Charged to Other Accounts	Deductions	Balance at the End of the Year
Allowance for doubtful accounts	$ 23,199	$ 3,006	$ 157	$(15,983)	$ 10,379
Deferred tax valuation allowance	$234,432	$71,838	$11,474	$(57,643)	$260,101

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We maintain disclosure controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, we recognize that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives and we necessarily are required to apply our judgment in evaluating the cost-benefit relationship of possible controls and procedures.

As of the end of the period covered by this report, our chief executive officer and our chief financial officer carried out an evaluation, with the participation of our Disclosure Committee and management, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) pursuant to Exchange Act Rule 13a-15. Based on this evaluation, our chief executive officer and our chief financial officer concluded, at the reasonable assurance level, that our disclosure controls and procedures were effective as of the end of the period covered by this report.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our management, including the chief executive officer and the chief financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in *Internal Control — Integrated Framework*, our management concluded that our internal control over financial reporting was effective as of December 28, 2007.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues within a company are detected. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP, the independent registered public accounting firm that audited the consolidated financial statements included in this annual report on Form 10-K, has also audited the effectiveness of our internal control over financial reporting as of December 28, 2007, as stated in their report, which appears within Item 8.

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting in the quarter ended December 28, 2007 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Item 10 incorporates information by reference to our definitive proxy statement for the Annual General Meeting of Shareholders, which is expected to be filed with the Securities and Exchange Commission within 120 days of the close of our fiscal year ended December 28, 2007.

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics, which applies to all of our directors, officers and employees including the chief executive officer, chief financial officer, controller and all other senior finance organization employees. The Code of Business Conduct and Ethics is publicly available on our website at *www.fwc.com/corpgov*. Any waiver of this Code of Business Conduct and Ethics for executive officers or directors may be made only by the Board of Directors or a committee of the Board of Directors and will be promptly disclosed to shareholders. If we make any substantive amendments to this Code of Business Conduct and Ethics or grant any waiver, including an implicit waiver, from a provision of the Code of Business Conduct and Ethics to the chief executive officer, chief financial officer, controller or any person performing similar functions, we will disclose the nature of such amendment or waiver on our website at *www.fwc.com/corpgov* and/or in a current report on Form 8-K, as required by law and the rules of any exchange on which our securities are publicly traded.

A copy of our Code of Business Conduct and Ethics can be obtained upon request, without charge, by writing to the Office of the Secretary, Foster Wheeler Ltd., Perryville Corporate Park, Clinton, New Jersey 08809-4000.

ITEM 11. EXECUTIVE COMPENSATION

Item 11 incorporates information by reference to our definitive proxy statement for the Annual General Meeting of Shareholders, which is expected to be filed with the Securities and Exchange Commission within 120 days of the close of our fiscal year ended December 28, 2007.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Item 12 incorporates information by reference to our definitive proxy statement for the Annual General Meeting of Shareholders, which is expected to be filed with the Securities and Exchange Commission within 120 days of the close of our fiscal year ended December 28, 2007.

Equity Compensation Plan Information

The following table sets forth, as of December 28, 2007, the number of securities outstanding under each of our stock option plans, the weighted-average exercise price of such options and the number of options available for grant under such plans. The following table also sets forth, as of December 28, 2007, the number of restricted share units and restricted stock granted pursuant to our Omnibus Incentive Plan.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights ($) (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in column (a)) (c)
Equity Compensation Plans Approved by Security Holders:			
Omnibus Incentive Plan	1,486,962	$ 30.43	8,066,938
1995 Stock Option Plan	192,428	$128.89	—
Directors' Stock Option Plan	14,100	$119.93	—
Directors' Deferred Compensation Program	—	$ 0.00	—
Equity Compensation Plans Not Approved by Security Holders:			
Raymond J. Milchovich [(1)]	130,000	$ 49.85	—
M.J. Rosenthal & Associates, Inc. [(2)]	25,000	$ 18.80	—
2004 Stock Option Plan [(3)]	72,376	$ 13.10	—
Total	1,920,866	$ 41.46	8,066,938

(1) Under the terms of his employment agreement, dated October 22, 2001, Mr. Milchovich received an option to purchase 130,000 of our common shares on October 22, 2001. This option was granted at an exercise price of $49.85 and vested 20% each year over the five-year term of the agreement. The option exercise price is equal to the median of the high and low price of our common shares on the grant date. The option has a term of 10 years from the date of grant.

(2) Under the terms of the consulting agreement with M.J. Rosenthal & Associates, Inc. on May 7, 2002, we granted a nonqualified stock option to purchase 25,000 of our common shares at a price of $18.80 with a term of 10 years from the date of grant. The exercise price is equal to the mean of the high and low price of our common shares on the date of grant. The option is exercisable on or after March 31, 2003. The option, to the extent not then exercised, shall terminate upon any breach of certain covenants contained in the consulting agreement.

(3) Under the terms of the 2004 Stock Option Plan, adopted by the Board of Directors in September 2004, one of our senior executives was granted options to purchase 338,000 common shares at an exercise price of $11.60 per common share on August 8, 2005. Such options expire on August 7, 2008. One-third of the options vested in the fourth quarter of 2005 and the balance vested during the fourth quarter of 2006. As of December 28, 2007, options to purchase 40,000 common shares at an exercise price of $11.60 per common share remained outstanding.

On October 10, 2005, one of our senior executives was granted options under the 2004 Stock Option Plan to purchase 104,330 common shares at an exercise price of $14.975 per common share. Such options expire on October 9, 2008. One-third of the options vested in the fourth quarter of 2005 and the balance vested during the fourth quarter of 2006. As of December 28, 2007, options to purchase 26,082 common shares at an exercise price of $14.975 per common share remained outstanding.

o

On November 8, 2005, our non-employee directors were issued options under the 2004 Stock Option Plan to purchase 14,686 common shares at an exercise price of $14.838 per common share. Such options expire on September 30, 2010. The non-employee director options vested in one-twelfth increments until fully vested on September 30, 2006. As of December 28, 2007, options to purchase 6,294 common shares at an exercise price of $14.838 per common share remained outstanding.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Item 13 incorporates information by reference to our definitive proxy statement for the Annual General Meeting of Shareholders, which is expected to be filed with the Securities and Exchange Commission within 120 days of the close of our fiscal year ended December 28, 2007.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Item 14 incorporates information by reference to our definitive proxy statement for the Annual General Meeting of Shareholders, which is expected to be filed with the Securities and Exchange Commission within 120 days of the close of our fiscal year ended December 28, 2007.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Documents filed as part of this Report:

(1) Financial Statements
Financial Statements — See Item 8 of this Report.

(2) Financial Statement Schedules
Schedule II: Valuation and Qualifying Accounts — See Item 8 of this Report.

All schedules and financial statements other than those indicated above have been omitted because of the absence of conditions requiring them or because the required information is shown in the financial statements or the notes thereto.

(3) Exhibits

Exhibit No.	Exhibits
3.1	Memorandum of Association of Foster Wheeler Ltd. (Filed as Annex II to Foster Wheeler Ltd.'s Form S-4/A (File No. 333-52468), filed on March 9, 2001, and incorporated herein by reference.)
3.2	Memoranda of Reduction of Share Capital and Memorandum of Increase in Share Capital each dated December 1, 2004. (Filed as Exhibit 99.2 to Foster Wheeler Ltd.'s Form 8-K, dated November 29, 2004 and filed on December 2, 2004, and incorporated herein by reference.)
3.3	Certificate of Designation relating to Foster Wheeler Ltd.'s Series B Convertible Preferred Shares, adopted on September 24, 2004. (Filed as Exhibit 3.1 to Foster Wheeler Ltd.'s Form 10-Q for the quarter ended September 24, 2004, and incorporated herein by reference.)
3.4	Bye-Laws of Foster Wheeler Ltd., amended May 9, 2006. (Filed as Exhibit 3.2 to Foster Wheeler Ltd.'s Form 8-K, dated May 9, 2006 and filed on May 12, 2006, and incorporated herein by reference.)
3.5	Memorandum of Increase of Share Capital dated February 7, 2008.
4.0	Foster Wheeler Ltd. hereby agrees to furnish copies of instruments defining the rights of holders of long-term debt of Foster Wheeler Ltd. and its consolidated subsidiaries to the Commission upon request.
10.1	Registration Rights Agreement, dated as of September 24, 2004, by and among Foster Wheeler Ltd., Foster Wheeler LLC, the guarantors listed therein and each of the purchasers signatory thereto. (Filed as Exhibit 4.5 to Foster Wheeler Ltd.'s registration statement on Form S-4 (File No. 119841), filed on October 20, 2004, and incorporated by reference herein.)
10.2	Waiver of the Registration Rights Agreement, dated as of February 2, 2006, by and among Foster Wheeler Ltd., Foster Wheeler LLC, on behalf of themselves and the subsidiary guarantors and Citigroup Global Capital Markets Inc. (Filed as Exhibit 10.13 to Foster Wheeler Ltd.'s Form 10-K for the fiscal year ended December 30, 2005, and incorporated herein by reference.)
10.3	Waiver of the Registration Rights Agreement, dated as of February 2, 2006, by and among Foster Wheeler Ltd., Foster Wheeler LLC, on behalf of themselves and the subsidiary guarantors and Merrill Lynch Global Allocation Fund, Inc., Merrill Lynch International Investment Fund-MLIIF Global Allocation Fund, Merrill Lynch Variable Series Fund, Inc.-Merrill Lynch Global Allocation V.I. Fund, and Merrill Lynch Series Funds, Inc.-Global Allocation Strategy Portfolio. (Filed as Exhibit 10.14 to Foster Wheeler Ltd.'s Form 10-K for the fiscal year ended December 30, 2005, and incorporated herein by reference.)
10.4	Credit Agreement, dated September 13, 2006, among Foster Wheeler LLC, Foster Wheeler USA Corporation, Foster Wheeler North America Corp., Foster Wheeler Energy Corporation, Foster Wheeler International Corporation, and Foster Wheeler Inc., as Borrowers, the guarantors party thereto, the lenders party thereto, BNP Paribas as Administrative Agent, BNP Paribas Securities Corp. as Sole Bookrunner and Sole Lead Arranger, and Calyon New York Branch as Syndication Agent. (Filed as Exhibit 99.1 to Foster Wheeler Ltd.'s Form 8-K, dated September 13, 2006 and filed on September 14, 2006, and incorporated herein by reference.)

Exhibit No.	Exhibits
10.5	Amendment No. 1, dated May 4, 2007, to the Credit Agreement, dated September 13, 2006, between Foster Wheeler LLC, Foster Wheeler USA Corporation, Foster Wheeler North America Corp., Foster Wheeler Energy Corporation, Foster Wheeler International Corporation, Foster Wheeler Inc., Foster Wheeler Ltd., Foster Wheeler Holdings Ltd., the subsidiary guarantors party thereto, the lenders party thereto, and BNP Paribas. (Filed as Exhibit 10.4 to Foster Wheeler Ltd.'s Form 10-Q for the quarter ended March 30, 2007, and incorporated herein by reference.)
10.6	Guarantee Facility, dated July 22, 2005, among Foster Wheeler Limited, Foster Wheeler Energy Limited, Foster Wheeler World Services Limited, Foster Wheeler (G.B.) Limited and The Bank of Scotland regarding, among other things, a £50,000,000 guarantee facility and a £150,000,000 forward foreign exchange facility. (Filed as Exhibit 99.1 to Foster Wheeler Ltd.'s Form 10-Q for the quarter ended September 30, 2005, and incorporated herein by reference.)
10.7	Corporate Guarantee, dated July 25, 2005, among Foster Wheeler Limited, Foster Wheeler Energy Limited, Foster Wheeler World Services Limited, Foster Wheeler (G.B.) Limited and The Bank of Scotland. (Filed as Exhibit 99.2 to Foster Wheeler Ltd.'s Form 10-Q for the quarter ended September 30, 2005, and incorporated herein by reference.)
10.8	Form of Debenture, dated July 25, 2005, issued in favor of The Bank of Scotland as Security Trustee. (Filed as Exhibit 99.3 to Foster Wheeler Ltd.'s Form 10-Q for the quarter ended September 30, 2005, and incorporated herein by reference.)
10.9	Lease Agreement, dated as of August 16, 2002, by and among Energy (NJ) QRS 15-10, Inc. and Foster Wheeler Realty Services, Inc. (Filed as Exhibit 10.15 to Foster Wheeler Ltd.'s Form 10-Q for the quarter ended June 28, 2002, and incorporated herein by reference.)
10.10	Amendment to the Lease Agreement, dated as of January 6, 2003, between Energy (NJ) QRS 15-10, Inc. and Foster Wheeler Realty Services, Inc. (Filed as Exhibit 10.30 to Foster Wheeler Ltd.'s Form 10-K for the fiscal year ended December 27, 2002, and incorporated herein by reference.)
10.11	Amendment No. 2, dated as of April 21, 2003, to the Lease Agreement between Energy (NJ) QRS 15-10, Inc. and Foster Wheeler Realty Services, Inc. (Filed as Exhibit 10.7 to Foster Wheeler Ltd.'s Form 10-Q for the quarter ended March 28, 2003, and incorporated herein by reference.)
10.12	Amendment No. 3, dated as of July 14, 2003, to the Lease Agreement dated August 16, 2002, between Energy (NJ) QRS 15-10, Inc. and Foster Wheeler Realty Services, Inc. (Filed as Exhibit 10.6 to Foster Wheeler Ltd.'s Form 10-Q for the quarter ended June 27, 2003, and incorporated herein by reference.)
10.13	Guaranty and Suretyship Agreement, dated as of August 16, 2002, made by Foster Wheeler LLC, Foster Wheeler Ltd., Foster Wheeler Inc., Foster Wheeler International Holdings, Inc. and Energy (NJ) QRS 15-10, Inc. (Filed as Exhibit 10.14 to Foster Wheeler Ltd.'s Form 10-Q for the quarter ended June 28, 2002 and incorporated herein by reference.)
10.14	Deed between Foster Wheeler LLC and Foster Wheeler Realty Services, Inc. and CIT Group Inc. (NJ), dated as of March 31, 2003. (Filed as Exhibit 10.3 to Foster Wheeler Ltd.'s Form 10-Q for the quarter ended March 28, 2003 and incorporated herein by reference.)
10.15	Preliminary Agreement for the Sale of Quotas, dated January 31, 2006, between Foster Wheeler Italiana S.p.A., Fineldo S.p.A. and MPE S.p.A. (Filed as Exhibit 10.29 to Foster Wheeler Ltd.'s Form 10-K for the fiscal year ended December 30, 2005, and incorporated herein by reference.)
10.16	Foster Wheeler Inc. Directors' Stock Option Plan. (Filed as Exhibit 99.1 to Foster Wheeler Ltd.'s post effective amendment to Form S-8 (Registration No. 333-25945-99), filed on June 27, 2001, and incorporated herein by reference.)
10.17	1995 Stock Option Plan of Foster Wheeler Inc. (as Amended and Restated as of September 24, 2002). (Filed as Exhibit 10.1 to Foster Wheeler Ltd.'s Form 10-Q for the quarter ended September 27, 2002, and incorporated herein by reference.)
10.18	Foster Wheeler Annual Executive Short-term Incentive Plan, as amended and restated effective January 1, 2006. (Filed as Exhibit 10.20 to Foster Wheeler Ltd.'s Form 10-K for the fiscal year ended December 29, 2006, and incorporated herein by reference.)
10.19	Foster Wheeler Ltd. 2004 Stock Option Plan. (Filed as Exhibit 10.2 to Foster Wheeler Ltd.'s Form 8-K, dated September 29, 2004 and filed on October 1, 2004, and incorporated herein by reference.)

Exhibit No.	Exhibits
10.20	First Amendment to the Foster Wheeler Ltd. 2004 Stock Option Plan. (Filed as Exhibit 99.1 to Foster Wheeler Ltd.'s Form 8-K, dated May 13, 2005 and filed on May 16, 2005, and incorporated herein by reference.)
10.21	Form of First Amendment to the Foster Wheeler Ltd. 2004 Stock Option Plan with respect to non-employee directors. (Filed as Exhibit 99.2 to Foster Wheeler Ltd.'s Form 8-K, dated May 13, 2005 and filed on May 16, 2005, and incorporated herein by reference.)
10.22	Form of Amended and Restated Notice of Stock Option Grant with respect to executive officers, officers and key employees. (Filed as Exhibit 99.3 to Foster Wheeler Ltd.'s Form 8-K, dated May 13, 2005 and filed on May 16, 2005, and incorporated herein by reference.)
10.23	Foster Wheeler Ltd. Omnibus Incentive Plan. (Filed as Exhibit 10.1 to Foster Wheeler Ltd.'s Form 8-K, dated May 9, 2006 and filed on May 12, 2006, and incorporated herein by reference.)
10.24	Form of Director's Stock Option Agreement effective June 16, 2006 by and between Foster Wheeler Ltd. and each of Ralph Alexander, Eugene Atkinson, Diane C. Creel, Robert C. Flexon, Stephanie Hanbury-Brown, Joseph J. Melone and James D. Woods. (Filed as Exhibit 10.2 to Foster Wheeler Ltd.'s Form 8-K, dated June 14, 2006 and filed on June 16, 2006, and incorporated herein by reference.)
10.25	Form of Employee Nonqualified Stock Option Agreement effective November 15, 2006 with respect to certain employees and executive officers. (Filed as Exhibit 10.1 to Foster Wheeler Ltd.'s Form 8-K, dated November 15, 2006 and filed on November 17, 2006, and incorporated herein by reference.)
10.26	Form of Employee Restricted Stock Unit Award Agreement effective November 15, 2006 with respect to certain employees and executive officers. (Filed as Exhibit 10.2 to Foster Wheeler Ltd.'s Form 8-K, dated November 15, 2006 and filed on November 17, 2006, and incorporated herein by reference.)
10.27	Form of Director Nonqualified Stock Option Agreement effective November 15, 2006 with respect to non-employee directors. (Filed as Exhibit 10.3 to Foster Wheeler Ltd.'s Form 8-K, dated November 15, 2006 and filed on November 17, 2006, and incorporated herein by reference.)
10.28	Form of Director Restricted Stock Unit Agreement effective November 15, 2006 with respect to non-employee directors. (Filed as Exhibit 10.4 to Foster Wheeler Ltd.'s Form 8-K, dated November 15, 2006 and filed on November 17, 2006, and incorporated herein by reference.)
10.29	Warrant Agreement between Foster Wheeler Ltd. and Mellon Investor Services LLC, including forms of warrant certificates. (Filed as Exhibit 4.10 to Foster Wheeler Ltd.'s registration statement on Form S-3 (File No. 333-120076), filed on October 29, 2004 and incorporated herein by reference.)
10.30	Master Guarantee Agreement, dated as of May 25, 2001, by and among Foster Wheeler LLC, Foster Wheeler International Holdings, Inc. and Foster Wheeler Ltd. (Filed as Exhibit 10.9 to Foster Wheeler Ltd.'s Form 10-Q for the quarter ended June 29, 2001, and incorporated herein by reference.)
10.31	Form of Change of Control Agreement, dated as of May 25, 2001, and entered into by the Company with executive officers. (Filed as Exhibit 10.5 to Foster Wheeler Ltd.'s Form 10-Q for the quarter ended June 29, 2001, and incorporated herein by reference.)
10.32	Form of Indemnification Agreement for directors and officers of the Company and Foster Wheeler Inc., dated as of November 3, 2004. (Filed as Exhibit 99.1 to Foster Wheeler Ltd.'s Form 8-K, dated November 3, 2004 and filed on November 8, 2004, and incorporated herein by reference.)
10.33	Employment Agreement between Foster Wheeler Ltd. and Raymond J. Milchovich, dated as of August 11, 2006. (Filed as Exhibit 10.1 to Foster Wheeler Ltd.'s Form 8-K, dated August 7, 2006 and filed on August 11, 2006, and incorporated herein by reference.)
10.34	First Amendment to the Employment Agreement, dated January 30, 2007, between Foster Wheeler Ltd. and Raymond J. Milchovich. (Filed as Exhibit 10.2 to Foster Wheeler Ltd.'s Form 8-K, dated January 30, 2007 and filed on February 2, 2007, and incorporated herein by reference.)
10.35	Second Amendment to the Employment Agreement, dated February 27, 2007, between Foster Wheeler Ltd. and Raymond J. Milchovich. (Filed as Exhibit 10.1 to Foster Wheeler Ltd.'s Form 8-K, dated February 27, 2007 and filed on March 2, 2007, and incorporated herein by reference.)
10.36	Stock Option Agreement of Raymond J. Milchovich, dated as of October 22, 2001. (Filed as Exhibit 10.13 to Foster Wheeler Ltd.'s Form 10-K for the fiscal year ended December 28, 2001, and incorporated herein by reference.)

Exhibit No.	Exhibits
10.37	Employee's Restricted Stock Award Agreement of Raymond J. Milchovich, dated as of August 11, 2006. (Filed as Exhibit 10.2 to Foster Wheeler Ltd.'s Form 8-K, dated August 7, 2006 and filed on August 11, 2006, and incorporated herein by reference.)
10.38	Employee Nonqualified Stock Option Agreement of Raymond J. Milchovich, dated as of August 11, 2006. (Filed as Exhibit 10.3 to Foster Wheeler Ltd.'s Form 8-K, dated August 7, 2006 and filed on August 11, 2006, and incorporated herein by reference.)
10.39	Employment Agreement between Foster Wheeler Ltd. and John T. La Duc, dated as of April 14, 2004. (Filed as Exhibit 99.2 to Foster Wheeler Ltd.'s Form 8-K, dated April 14, 2004 and filed on April 15, 2004, and incorporated herein by reference.)
10.40	First Amendment to the Employment Agreement, dated as of October 6, 2006, between Foster Wheeler Ltd. and John T. La Duc. (Filed as Exhibit 99.1 to Foster Wheeler Ltd.'s Form 8-K, dated October 5, 2006 and filed on October 10, 2006, and incorporated herein by reference.)
10.41	Second Amendment to the Employment Agreement, dated as of January 30, 2007, between Foster Wheeler Ltd. and John T. La Duc. (Filed as Exhibit 10.1 to Foster Wheeler Ltd.'s Form 8-K, dated January 30, 2007 and filed on February 2, 2007, and incorporated herein by reference.)
10.42	Change of Control Employment Agreement between Foster Wheeler Inc. and John T. La Duc, dated as of April 14, 2004. (Filed as Exhibit 99.3 to Foster Wheeler Ltd.'s Form 8-K, dated April 14, 2004 and filed on April 15, 2004, and incorporated herein by reference.)
10.43	Consulting Agreement, dated as of September 1, 2007, between Foster Wheeler Inc. and John T. La Duc (Filed as Exhibit 10.1 to Foster Wheeler Ltd.'s Form 10-Q for the quarter ended September 28, 2007, and incorporated herein by reference.)
10.44	Employment Agreement between Foster Wheeler Ltd. and Peter J. Ganz, dated as of October 10, 2005. (Filed as Exhibit 10.1 to Foster Wheeler Ltd.'s Form 10-Q for the quarter ended September 30, 2005, and incorporated herein by reference.)
10.45	First Amendment to the Employment Agreement, dated as of October 6, 2006, between Foster Wheeler Ltd. and Peter J. Ganz. (Filed as Exhibit 99.3 to Foster Wheeler Ltd.'s Form 8-K, dated October 5, 2006 and filed on October 10, 2006, and incorporated herein by reference.)
10.46	Change of Control Employment Agreement between Foster Wheeler Inc. and Peter J. Ganz, dated as of October 10, 2005. (Filed as Exhibit 10.2 to Foster Wheeler Ltd.'s Form 10-Q for the quarter ended September 30, 2005, and incorporated herein by reference.)
10.47	Restricted Stock Award Agreement of Peter J. Ganz, dated as of October 24, 2005. (Filed as Exhibit 10.3 to Foster Wheeler Ltd.'s Form 10-Q for the quarter ended September 30, 2005, and incorporated herein by reference.)
10.48	English Translation of Supplemental Employment Agreement, effective as of November 12, 2007, among Foster Wheeler Continental Europe S.r.L., Foster Wheeler Ltd., and Franco Baseotto. (Filed as Exhibit 10.1 to Foster Wheeler Ltd.'s Form 8-K, dated November 12, 2007 and filed on November 14, 2007, and incorporated herein by reference.)
10.49	English Translation of Change of Control Agreement, effective as of November 12, 2007, among Foster Wheeler Continental Europe S.r.L., Foster Wheeler Ltd., and Franco Baseotto. (Filed as Exhibit 10.2 to Foster Wheeler Ltd.'s Form 8-K, dated November 12, 2007 and filed on November 14, 2007, and incorporated herein by reference.)
21.0	Subsidiaries of the Registrant.
23.0	Consent of Independent Registered Public Accounting Firm.
31.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 of Raymond J. Milchovich.
31.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 of Franco Baseotto.
32.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 of Raymond J. Milchovich.
32.2	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 of Franco Baseotto.

SIGNATURES

Pursuant to the requirements of Section 13 or 15 (d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

FOSTER WHEELER LTD.
(Registrant)

By: /s/ Franco Baseotto

Date: February 26, 2008

Franco Baseotto
Executive Vice President, Chief Financial Officer and Treasurer

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed, as of February 26, 2008, by the following persons on behalf of the Registrant, in the capacities indicated.

Signature	Title
/s/ Raymond J. Milchovich Raymond J. Milchovich (Principal Executive Officer)	Director, Chairman of the Board and Chief Executive Officer
/s/ Franco Baseotto Franco Baseotto (Principal Financial Officer)	Executive Vice President, Chief Financial Officer and Treasurer
/s/ Lisa Z. Wood Lisa Z. Wood (Principal Accounting Officer)	Vice President and Controller
/s/ Eugene D. Atkinson Eugene D. Atkinson	Director
/s/ Diane C. Creel Diane C. Creel	Director
/s/ Steven J. Demetriou Steven J. Demetriou	Director
/s/ Jack A. Fusco Jack A. Fusco	Director
/s/ Robert C. Flexon Robert C. Flexon	Director
/s/ Edward G. Galante Edward G. Galante	Director
/s/ Stephanie Hanbury-Brown Stephanie Hanbury-Brown	Director
/s/ James D. Woods James D. Woods	Director

EXHIBIT 31.1

CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Raymond J. Milchovich, certify that:

1. I have reviewed this annual report on Form 10-K of Foster Wheeler Ltd.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 26, 2008

/s/ RAYMOND J. MILCHOVICH

Raymond J. Milchovich
Chairman and Chief Executive Officer

EXHIBIT 31.2

CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Franco Baseotto, certify that:

1. I have reviewed this annual report on Form 10-K of Foster Wheeler Ltd.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 26, 2008

/s/ FRANCO BASEOTTO

Franco Baseotto
Executive Vice President, Chief Financial Officer and Treasurer

EXHIBIT 32.1

**CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of Foster Wheeler Ltd. (the "Company") on Form 10-K for the period ended December 28, 2007, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Raymond J. Milchovich, Chairman and Chief Executive Officer of the Company, certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of the operations of the Company.

Date: February 26, 2008

/s/ RAYMOND J. MILCHOVICH

Raymond J. Milchovich
Chairman and Chief Executive Officer

EXHIBIT 32.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Foster Wheeler Ltd. (the "Company") on Form 10-K for the period ended December 28, 2007, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Franco Baseotto, Executive Vice President, Chief Financial Officer and Treasurer of the Company, certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of the operations of the Company.

Date: February 26, 2008

/s/ FRANCO BASEOTTO

Franco Baseotto
Executive Vice President, Chief Financial Officer and Treasurer

APPENDIX 1: ANNUAL EBITDA, NET INCOME AND DILUTED EPS RECONCILIATION

(in thousands of dollars, except EPS figures)	For the year ended December 30, 2005			For the year ended December 29, 2006			For the year ended December 28, 2007		
	EBITDA	Net Income/ (Loss)	Diluted EPS*	EBITDA	Net Income	Diluted EPS	EBITDA	Net Income	Diluted EPS
As adjusted	**180,678**	**62,277**	**0.60**	**333,942**	**196,412**	**1.39**	**585,695**	**387,729**	**2.68**
Add/(less):									
Net asbestos-related (provisions)/gains	(113,680)	(113,680)	(1.22)	100,131	100,131	0.72	6,145	6,145	0.04
Prior domestic senior credit agreement fees and expenses	-	-	-	(14,955)	(14,955)	(0.11)	-	-	-
Loss on debt reduction initiatives	(58,346)	(58,346)	(0.63)	(12,483)	(12,483)	(0.09)	-	-	-
Closure of Canadian GPG office	-	-	-	(7,121)	(7,121)	(0.05)	-	-	-
Fair value of additional shares issued as part of warrant offers (EPS impact only)	-	-	-	-	-	(0.14)	-	-	-
As reported	**8,652**	**(109,749)**	**(1.18)**	**399,514**	**261,984**	**1.72**	**591,840**	**393,874**	**2.72**

* The "as adjusted" amount less the per-share amounts of the individual reconciling items does not equal the "as reported" amount because the denominator (the number of shares) used in determining diluted EPS changes as the result changes from income (as adjusted) to a loss (as reported). The per-share amounts for the individual reconciling items were determined using the net loss denominator of 93.1 million shares.

EBITDA

EBITDA is a supplemental financial measure not defined in generally accepted accounting principles, or GAAP. The Company defines EBITDA as income before interest expense, income taxes, depreciation and amortization. The Company has presented EBITDA because it believes it is an important supplemental measure of operating performance. EBITDA, after adjustment for certain unusual and infrequent items specifically excluded in the terms of the Company's current and prior senior credit agreements, is used for certain covenants under its current and prior senior credit agreements. The Company believes that the line item on its consolidated statement of operations and comprehensive income/(loss) entitled "net income/(loss)" is the most directly comparable GAAP financial measure to EBITDA. Since EBITDA is not a measure of performance calculated in accordance with GAAP, it should not be considered in isolation of, or as a substitute for, net income as an indicator of operating performance or any other GAAP financial measure.

EBITDA, as calculated by the Company, may not be comparable to similarly titled measures employed by other companies. In addition, this measure does not necessarily represent funds available for discretionary use, and is not necessarily a measure of the Company's ability to fund its cash needs. As EBITDA excludes certain financial information that is included in net income/(loss), users of this financial information should consider the type of events and transactions that are excluded.

The Company's non-GAAP performance measure, EBITDA, has certain material limitations as follows:

- It does not include interest expense. Because the Company has borrowed money to finance some of its operations, interest is a necessary and ongoing part of its costs and has assisted the Company in generating revenue. Therefore, any measure that excludes interest has material limitations;
- It does not include taxes. Because the payment of taxes is a necessary and ongoing part of the Company's operations, any measure that excludes taxes has material limitations; and
- It does not include depreciation and amortization. Because the Company must utilize property, plant and equipment and intangible assets in order to generate revenues in its operations, depreciation and amortization are necessary and ongoing costs of its operations. Therefore, any measure that excludes depreciation and amortization has material limitations.

APPENDIX 4: EBITDA TO NET INCOME RECONCILIATION

For the year ended December 28, 2007 (in thousands of dollars)	Global E&C Group	Global Power Group	EBITDA from Operations	C&F Group[2]	Consolidated
EBITDA[1]	505,647	139,177	644,824	(52,984)	591,840
Less: interest expense					(19,855)
Less: depreciation & amortization					(41,691)
Income before income taxes					530,294
Provision for income taxes					(136,420)
Net income					393,874

1. Included in the year ended December 28, 2007: increased/(decreased) contract profit of $35,150 from the regular re-evaluation of contract profit estimates: $54,520 in the Global E&C Group and $(19,370) in the Global Power Group; a net charge of $(7,374) in our C&F Group reflecting the revaluation of our asbestos liability and related asset resulting primarily from increased asbestos defense costs projected through year-end 2022 and for the addition of another year to our rolling 15-year asbestos liability estimate; and gains of $13,519 on settlement of coverage litigation with certain asbestos insurance carriers recorded in our C&F Group.

2. C&F Group includes general corporate income and expense, the company's captive insurance operation and eliminations.

APPENDIX 5: RECONCILIATION OF SCOPE REVENUES TO OPERATING REVENUES

(in thousands of dollars)	For the year ended December 30, 2005	For the year ended December 29, 2006	For the year ended December 28, 2007
Global E&C Group:			
Scope revenues	1,072,500	1,530,300	2,144,199
Flow-through revenues	399,448	688,804	1,537,060
Operating revenues	1,471,948	2,219,104	3,681,259
Global Power Group:			
Scope revenues	714,800	1,263,200	1,413,462
Flow-through revenues	13,224	12,744	12,522
Operating revenues	728,024	1,275,944	1,425,984
Corporate & Finance Group:			
Scope revenues	-	-	-
Flow-through revenues	(17)	-	-
Operating revenues	(17)	-	-
Consolidated:			
Scope revenues	1,787,300	2,793,500	3,557,661
Flow-through revenues	412,655	701,548	1,549,582
Operating revenues	2,199,955	3,495,048	5,107,243

APPENDIX 2: EBITDA TO NET INCOME RECONCILIATION

For the year ended December 30, 2005 (in thousands of dollars)	Global E&C Group	Global Power Group	EBITDA from Operations	C&F Group[2]	Consolidated
EBITDA[1]	**165,629**	**107,266**	**272,895**	**(264,243)**	**8,652**
Less: interest expense					(50,618)
Less: depreciation & amortization					(28,215)
Loss before income taxes					**(70,181)**
Provision for income taxes					(39,568)
Net loss					**(109,749)**

1. Included in the year ended December 30, 2005: increased contract profit of $99,555 from the regular re-evaluation of contract profit estimates: $66,274 in the Global E&C Group and $33,281 in the Global Power Group; a net charge of $(113,680) in our C&F Group on the revaluation of our estimated asbestos liability and asbestos insurance receivable; credit agreement costs in our C&F Group associated with the prior senior credit facility of $(3,500); and an aggregate charge of $(58,346) in our C&F Group recorded in conjunction with the exchange offers for the trust preferred securities and the 2011 senior notes.

2. C&F Group includes general corporate income and expense, the company's captive insurance operation and eliminations.

APPENDIX 3: EBITDA TO NET INCOME RECONCILIATION

For the year ended December 29, 2006 (in thousands of dollars)	Global E&C Group	Global Power Group	EBITDA from Operations	C&F Group[2]	Consolidated
EBITDA[1]	**323,297**	**95,039**	**418,336**	**(18,822)**	**399,514**
Less: interest expense					(24,944)
Less: depreciation & amortization					(30,877)
Income before income taxes					**343,693**
Provision for income taxes					(81,709)
Net Income					**261,984**

1. Included in the year ended December 29, 2006: Increased/(decreased) contract profit of $(5,670) from the regular re-evaluation of contract profit estimates: $14,720 in the Global E&C Group and $(20,390) in the Global Power Group; a net charge of $(15,533) in C&F Group reflecting the revaluation of our asbestos liability and related asset; net asbestos-related gains of $115,664 in C&F Group primarily from settlement of coverage litigation with certain asbestos insurance carriers; a charge of $(7,121) for the closure of our GPG Canadian office; an aggregate charge of $(14,955) recorded in our C&F Group in conjunction with the termination of our prior senior credit agreement; and a net charge of $(12,483) recorded in our C&F Group in conjunction with the debt reduction initiatives.

2. C&F Group includes general corporate income and expense, the company's captive insurance operation and eliminations.

FOSTER WHEELER LTD.
PERRYVILLE CORPORATE PARK
CLINTON, NEW JERSEY 08809-4000

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON MAY 6, 2008

The Annual General Meeting of Shareholders of Foster Wheeler Ltd., which we refer to as the Annual General Meeting, will be held at the offices of Foster Wheeler Ltd., Perryville Corporate Park, Clinton, New Jersey, on May 6, 2008, at 9:00 a.m. for the following purposes:

1. To elect three directors for terms expiring at our annual general meeting to be held in 2011.

2. To appoint PricewaterhouseCoopers LLP as our independent registered public accounting firm and to authorize our Board of Directors, acting through our Audit Committee, to set the independent registered public accounting firm's remuneration, in each case for the fiscal year ending December 26, 2008.

3. To address any other matters that properly come before the Annual General Meeting and any adjournments or postponements of the meeting.

Our audited consolidated financial statements for the fiscal year ended December 28, 2007 will be presented at the Annual General Meeting.

All registered holders of our common shares at the close of business on March 10, 2008 are entitled to notice of, and to vote at, the Annual General Meeting and any adjournments or postponements of the meeting. The attached proxy statement and the accompanying proxy card(s) are being sent to shareholders on or about April 1, 2008.

Please ***date, sign and return the enclosed proxy card(s)*** in the enclosed, postage-paid envelope as promptly as possible, or appoint a proxy to vote your shares by using the telephone or Internet, as described in the attached proxy statement, so that your shares may be represented at the Annual General Meeting and voted in accordance with your wishes.

Important note to holders of common shares and/or fractions of common shares: If you hold common shares and/or fractions of common shares, please date, sign and return all proxy cards that have been mailed to you to ensure that all of your shares are represented at the Annual General Meeting.

Admission to the Annual General Meeting will be by ticket only. If you are a registered shareholder and plan to attend the meeting, please check the appropriate box on the proxy card or, if you appoint a proxy by Internet or telephone, please indicate your plans to attend when prompted. In all cases, retain the bottom portion of the proxy card as your admission ticket to the Annual General Meeting. If you are a shareholder whose shares are held through an intermediary, such as a bank or broker, please follow the instructions in the attached proxy statement to obtain a ticket.

By Order of the Board of Directors

PETER J. GANZ
Executive Vice President, General Counsel and Secretary

April 1, 2008

YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU EXPECT TO ATTEND THE ANNUAL GENERAL MEETING, PLEASE PROMPTLY RETURN YOUR SIGNED PROXY CARD IN THE ENCLOSED ENVELOPE OR DIRECT THE VOTING OF YOUR SHARES BY TELEPHONE OR INTERNET AS DESCRIBED ON YOUR PROXY CARD.

TABLE OF CONTENTS

FOSTER WHEELER LTD.
PERRYVILLE CORPORATE PARK
CLINTON, NEW JERSEY 08809-4000

PROXY STATEMENT

For the Annual General Meeting of Shareholders
to be held on May 6, 2008

This proxy statement is being furnished to our shareholders in connection with the solicitation of proxies on behalf of the Board of Directors of Foster Wheeler Ltd. to be voted at the Annual General Meeting of Shareholders to be held on May 6, 2008, and any adjournments or postponements thereof, at the time and place and for the purposes set forth in the accompanying Notice of Annual General Meeting of Shareholders. This proxy statement and the accompanying proxy card are being sent to shareholders on or about April 1, 2008. If you own common shares and/or fractions of common shares, please ***date, sign and return all proxy cards*** to ensure that all of your shares are represented at the Annual General Meeting.

Shares represented by valid proxies will be voted in accordance with the instructions provided by the proxies or, in the absence of such instructions, in accordance with the recommendations of our Board of Directors. You may revoke your proxy by signing another proxy card with a later date and returning it to us prior to the Annual General Meeting, appointing a proxy by telephone or on the Internet prior to the meeting or attending the meeting in person and casting a ballot.

A copy of our Annual Report on Form 10-K, including our audited financial statements for the fiscal year ended December 28, 2007, filed on February 26, 2008 with the Securities and Exchange Commission, which we refer to as the SEC, is enclosed with this proxy statement. Our Annual Report on Form 10-K also is available publicly on our web site at www.fwc.com.

Our Board of Directors has fixed the close of business on March 10, 2008 as the record date for determination of shareholders entitled to notice of and to vote at the Annual General Meeting and any adjournments or postponements thereof. There were 144,124,815 common shares outstanding as of March 10, 2008.

Admission to the Annual General Meeting will be by ticket only. For registered shareholders, the bottom portion of the enclosed proxy card is your meeting ticket. Beneficial owners with shares held through an intermediary, such as a bank or broker, should request tickets by writing to the Office of the Secretary, Foster Wheeler Ltd., Perryville Corporate Park, Clinton, New Jersey, 08809-4000, and include proof of share ownership, such as a copy of a bank or brokerage firm account statement or a letter from the broker, trustee, bank or nominee holding your shares, confirming your beneficial ownership of such shares as of the record date of March 10, 2008.

Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting of Shareholders to Be Held on May 6, 2008. This proxy statement and our annual report to shareholders are available at www.fwc.com/2008AMmaterials.

PART I

THE ANNUAL GENERAL MEETING

Time, Date and Place

The Annual General Meeting will be held at 9:00 a.m. on Tuesday, May 6, 2008, at our offices located at Perryville Corporate Park, Clinton, New Jersey.

Record Date

Only registered holders of common shares at the close of business on March 10, 2008, as shown in our register of members, will be entitled to vote, or to grant proxies to vote, at the Annual General Meeting.

Quorum

Our Bye-laws require the presence of a quorum for the Annual General Meeting. The presence at the Annual General Meeting, in person or by proxy, of shareholders holding in excess of 50% of our total issued common shares will constitute a quorum. Abstentions and broker non-votes will be counted as present for purposes of determining the presence or absence of a quorum at the Annual General Meeting.

Proxies

A proxy card is being sent to each of our common shareholders who held shares as of the record date. If you properly received a proxy card, you may grant a proxy to vote on the proposals presented in one of three ways which are explained in the next section entitled "How You Can Vote." If you hold shares through someone else, such as a stock broker, in the name of a bank, or other nominee, you will receive voting instructions from that firm. Please check the voting form(s) provided to you by such person to see if they offer Internet or telephone voting.

If you have timely submitted your properly executed proxy card(s) or appointed a proxy to vote your shares by telephone or by Internet and clearly indicated your votes, your shares will be voted as indicated. If you have timely submitted your properly executed proxy card(s) but have not clearly indicated your vote on any of the proposals, your shares will be voted "FOR" such proposals.

If any other matters are properly presented at the Annual General Meeting for consideration, the persons named in the proxy card will have the discretion to vote on these matters in accordance with their best judgment.

How You Can Vote

Each outstanding common share is entitled to one vote at the Annual General Meeting. Pursuant to rules of the SEC, boxes and a designated blank space are provided on the proxy card for shareholders to mark if they wish to vote "for," "against" or "abstain" on a proposal, or to withhold authority to vote for one or more of the nominees for director.

You may vote by proxy or in person at the Annual General Meeting. If your shares are held in your name, you can vote by proxy in three convenient ways:

By Telephone:

Please refer to your proxy card for instructions. Voting by telephone is available 24 hours a day, seven days a week. Have your proxy card in hand when you call. Easy-to-follow voice prompts allow you to direct the vote of your shares and confirm that your instructions have been properly recorded. In order for your shares to be represented at the Annual General Meeting, your telephone proxy must be received by 11:59 p.m. Eastern Time on May 5, 2008. You also can consent to viewing future proxy statements and annual reports on the Internet instead of receiving them in the mail. If you use this telephone service, you do **NOT** need to return your proxy card. If you plan to attend the Annual General Meeting, please retain the bottom portion of the proxy card as your admission ticket. When voting by telephone, you will be asked whether you plan to attend the Annual General Meeting.

By Internet:

Please refer to your proxy card for instructions. The web site is available 24 hours a day, seven days a week. Have your proxy card in hand when accessing the website. In order for your shares to be represented at the Annual General Meeting, your vote must be received by 11:59 p.m. Eastern Time on May 5, 2008. You will be given the opportunity to confirm that your instructions have been properly recorded, and you can consent to viewing future proxy statements and annual reports on the Internet instead of receiving them in the mail. If you use this Internet service, you do **NOT** need to return your proxy card. If you plan to attend the Annual General Meeting, please retain the bottom portion of the proxy card as your admission ticket. When voting on the Internet, you will be asked whether you plan to attend the Annual General Meeting.

By Mail:

If you choose to return your executed proxy card by mail, please mark your proxy card, date and sign it, and return it in the enclosed postage-paid envelope. If you misplaced your business reply envelope, you should mail your proxy card to BNY Mellon Shareowner Services, Proxy Processing, P.O. Box 3510, South Hackensack, New Jersey 07606-9210., If you plan to attend the Annual General Meeting, please retain the bottom portion of the proxy card as your admission ticket. If you hold common shares and/or fractions of common shares, please ***date, sign and return all proxy cards that have been mailed to you*** to ensure that all of your shares are represented at the Annual General Meeting.

Under applicable Bermuda law, a company's bye-laws may provide requirements as to how shareholders can appoint proxies to vote their shares at general meetings of shareholders. Section 42 of our Bye-laws provides alternative procedures for a shareholder to appoint a proxy, including by written instrument, by electronic means or as otherwise determined by our Board of Directors, and further provides that the decision of the chairman of any general meeting as to the validity of any proxy shall be final.

If you hold shares through a bank, broker or nominee, which we refer to collectively as a broker, the broker may generally vote the shares it holds in accordance with instructions received. Therefore, please follow the instructions provided by your broker when directing the voting of your shares. If you do not give instructions to a broker, the broker can vote the shares it holds with respect to "discretionary" or routine proposals. However, a broker cannot vote shares with respect to non-discretionary proposals for which a shareholder has not given instruction. All of the proposals in this proxy statement are considered "discretionary" proposals, and, therefore, may be voted upon by your broker even if you do not instruct your broker.

Revocation of Proxy

If you appoint a proxy, you may revoke that proxy at any time before it is voted at the Annual General Meeting. You may do this by (a) signing another proxy card with a later date and returning it to BNY Mellon Shareowner Services prior to the meeting, (b) voting or re-voting by telephone or on the Internet in the manner and prior to the deadline set forth above under "How You Can Vote—By Telephone," or "How You Can Vote—By Internet," as applicable, or (c) attending the meeting in person and casting a ballot. Later appointments of proxies by telephone or Internet will supersede and cancel earlier appointments of proxies. If you hold your shares in the name of a bank, broker or other nominee, please follow the instructions provided by your bank, broker or nominee in revoking any previously granted proxy.

Validity

The inspectors of election will determine all questions as to the validity, form, eligibility, including time of receipt, and acceptance of proxies. Their determination will be final and binding. Our Board of Directors has the right to waive any irregularities or conditions as to the manner of voting. We may accept your proxy by any form of written or electronic communication so long as we are reasonably assured that the communication is authorized by you.

Solicitation of Proxies

We will bear the expense of preparing, printing and mailing this proxy statement and the accompanying material. Solicitation of individual shareholders may be made by mail, personal interviews, telephone, facsimile, electronic delivery or other telecommunications by our officers and regular employees who will receive no additional compensation for such activities. In addition, we have retained Morrow & Co., Inc. to solicit proxies at a cost of $6,000, plus reimbursement for out-of-pocket expenses. We will reimburse brokers and other nominees for their expenses in forwarding solicitation material to beneficial owners.

PART II

PROPOSALS

PROPOSAL I - ELECTION OF DIRECTORS

In accordance with our Bye-laws and pursuant to a resolution adopted by our Board of Directors on February 26, 2002, our Board of Directors is divided into three classes, with one class of directors to be selected each year for a three-year term.

The term of directors in one class expires at this Annual General Meeting. Pursuant to a recommendation by our Governance and Nominating Committee, our Board of Directors has unanimously nominated Raymond J. Milchovich, Jack A. Fusco and Edward G. Galante, the three directors in this expiring class, for election to our Board of Directors at this Annual General Meeting. The term of directors to be elected at this Annual General Meeting is three years, and will expire at our annual general meeting to be held in 2011. Mr. Milchovich was previously elected as a director by our shareholders at the annual general meeting of shareholders held on May 10, 2005. Messrs. Fusco and Galante were unanimously elected pursuant to a recommendation of our Governance and Nominating Committee, and in accordance with Bye-law 14(1), by our Board of Directors effective on January 31, 2008. Our Governance and Nominating Committee identified Messrs. Fusco and Galante through a third-party firm that the Committee engaged during fiscal 2007 to assist in identifying and evaluating potential candidates for our Board of Directors.

The proxy agents of our Board of Directors intend to vote for the election of each of the nominees named below, unless otherwise instructed. If any eligible nominee becomes unable to accept nomination or election, proxies will be voted for the remaining nominees, and our Board of Directors will either reduce the size of the board, or select substitute nominees after identifying suitable candidates. Our Bye-laws provide that our Board of Directors shall consist of not less than three and not more than twenty directors, as shall be fixed from time to time by our Board of Directors. Our Board of Directors has resolved that the board shall be comprised of nine directors.

Following is the name, principal occupation, age, and certain other information for each director nominee and other directors serving unexpired terms.

Nominees for Election at this Annual General Meeting

Raymond J. Milchovich

Mr. Milchovich has been our Chairman and Chief Executive Officer since October 2001, and was our President from October 2001 until January 2007, at which time Umberto della Sala was elected our President and Chief Operating Officer. From January 2000 until October 2001, Mr. Milchovich served as the Chairman, President and Chief Executive Officer of Kaiser Aluminum Corporation, which we refer to as Kaiser, and its subsidiary, Kaiser Aluminum & Chemical Corporation, which we refer to as KACC, a leading producer and marketer of aluminum and aluminum fabricated products. He is also a director of Delphi Corporation, a company specializing in mobile electronics and transportation components and systems technology. Mr. Milchovich, who is 58 years old, became a member of our Board of Directors in 2001.

Jack A. Fusco

Mr. Fusco served as the Chairman and Chief Executive Officer of Texas Genco Inc., a wholesale electric power generation company engaged in the ownership and operation of a diverse portfolio of power plants in the state of Texas, from July 2004 to February 2006. From 2002 until July 2004, Mr. Fusco was an exclusive energy investment advisor for Texas Pacific Group. He also served as President, Chief Executive Officer and Director of Orion Power, a New York Stock Exchange listed company, from November 1998 until February 2002. Prior to joining Orion Power, Mr. Fusco was a Vice President at Goldman Sachs Power, an affiliate of Goldman, Sachs & Co. Prior to joining Goldman, Sachs & Co., Mr. Fusco was Executive Director of International Development and Operations for Pacific Gas & Electric's non-regulated subsidiary PG&E Enterprises. Mr. Fusco is also a director of Graphic Packaging Holding Company, a packaging solutions company and whose shares are publicly traded on the New York Stock Exchange. Mr. Fusco, who is 45 years old, became a member of our Board of Directors in 2008.

Edward G. Galante

Mr. Galante served as a Senior Vice President and member of the Management Committee of Exxon Mobil Corporation, the largest publicly traded petroleum and petrochemical enterprise in the world, from August 2001 until his retirement in 2006. From 1999 to August 2001, Mr. Galante was Executive Vice President of ExxonMobil Chemical Company and, from 1997 to 1999, Mr. Galante was Chairman and Managing Director of Esso (Thailand) Public Company Limited. Since 1972, Mr. Galante served in increasingly responsible management positions with Exxon Mobil Corporation. Mr. Galante is also a director of Praxair, Inc., one of the world's largest industrial gases companies and whose shares are publicly traded on the New York Stock Exchange. Mr. Galante, who is 57 years old, became a member of our Board of Directors in 2008.

Requisite Vote

Election of the nominees for director requires the affirmative vote of a majority of the votes cast at the Annual General Meeting, assuming there is a quorum at the meeting. Abstentions and broker non-votes will be treated as present at the Annual General Meeting for purposes of determining the presence of a quorum, but will have no effect in determining whether the proposal is approved.

Board Recommendation

Our Board of Directors recommends a vote "FOR" the election of the above-named nominees.

Similar Information on Continuing Directors

Eugene D. Atkinson

Mr. Atkinson is the founder and has been the Managing Partner of Atkinson Capital, LLC, an investor in hedge funds, since June 2005. From May 2000 until May 2005, Mr. Atkinson was a Managing Partner with RHJ Industrial Partners, a private equity firm. From 1984 until 1990, Mr. Atkinson was a Limited Partner with The Goldman Sachs Group Inc., a leading global investment banking, securities and investment management firm, and from 1990 until 1999 he served as Chairman of Goldman Sachs (International). Mr. Atkinson, who is 63 years old, became a member of our Board of Directors in 1995. His term will expire at our annual general meeting in 2010.

Diane C. Creel

Ms. Creel has been the Chairman, Chief Executive Officer and President of Ecovation, Inc., a waste stream technology company, since May 2003. From January 1993 until May 2003, Ms. Creel served as Chief Executive Officer and President of Earth Tech Inc., a company which offers water management, environmental and transportation services and is a business unit of Tyco International Ltd. Ms. Creel currently serves on the board of directors of Allegheny Technologies Inc., a company that produces specialty materials for a variety of industries and whose shares are publicly traded on the New York Stock Exchange, and Goodrich Corporation, a company that provides systems and services to the aerospace and defense industry and whose shares are publicly traded on the New York Stock Exchange. Ms. Creel, who is 59 years old, became a member of our Board of Directors in 2004. Her term will expire at our annual general meeting in 2009.

Steven J. Demetriou

Mr. Demetriou has been the Chairman and Chief Executive Officer of Aleris International, Inc., a producer of aluminum rolled products since December 2004. From June 2004 to December 2004, Mr. Demetriou served as President, Chief Executive Officer, and Director of Commonwealth Industries, Inc., a manufacturer of aluminum sheet and flexible aluminum conduit, and from 2001 until June 2004, Mr. Demetriou served as President and Chief Executive Officer of Noveon, Inc., a specialty chemical company. Mr. Demetriou has also held various management and leadership positions with IMC Global Inc., Cytec Industries Inc., and Exxon Mobil Corporation. Mr. Demetriou is also a director of OM Group, Inc., a diversified, global developer, producer and marketer of value-added, metal-based specialty chemicals and advanced materials and whose shares are publicly traded on the New York Stock Exchange. Mr. Demetriou, who is 49 years old, became a member of our Board of Directors in 2008. His term will expire at our annual general meeting in 2010.

Robert C. Flexon

Mr. Flexon has been the Executive Vice President and Chief Operating Officer of NRG Energy, Inc., a wholesale power generation company primarily engaged in the ownership and operation of power generation facilities and the sale of energy, capacity and related products in the United States and internationally and whose shares are publicly traded on the New York Stock Exchange, since March 2008. From March 2004 until March 2008, Mr. Flexon was the Executive Vice President and Chief Financial Officer of NRG Energy, Inc. From 2000 until June 2001, Mr. Flexon served as Vice President, Business Analysis & Controller, and, from October 2001 until March 2004, was Vice President, Work Process Improvement and Business Development of Hercules, Inc., a company engaged in the manufacture of specialty chemicals used in making a variety of products for home, office, and industrial markets and whose shares are publicly traded on the New York Stock Exchange. Mr. Flexon, a certified public accountant, was an Audit Manager with Coopers & Lybrand in the 1980's and held various key accounting-related positions, including General Auditor, with Atlantic Richfield Company from 1987 to 2000. Mr. Flexon, who is 49 years old, became a member of our Board of Directors in 2006. His term will expire at our annual general meeting in 2009.

Stephanie Hanbury-Brown

Ms. Hanbury-Brown is the Managing Director of Golden Seeds LLC, which provides investment capital to early stage, high growth companies. Prior to that, she spent 20 years working in the financial services industry in Sydney, London and New York. The majority of her career was with J.P. Morgan, where she headed several global businesses including Global Head of Futures and Options, Head of International Private Banking, Chief Operating Officer of Global Equities and Head of eCommerce. She is currently a member of the board of directors of Design2Launch and Artemis Woman, both private companies, as well as Count Me In, a not-for-profit organization. Ms. Hanbury-Brown, who is 51 years old, became a member of our Board of Directors in 2004. Her term will expire at our annual general meeting in 2010.

James D. Woods

Mr. Woods has been the Chairman Emeritus and retired Chief Executive Officer of Baker Hughes Incorporated, a provider of products and services to the worldwide oil and gas industry, since January 1997. From April 1987 until January 1997, Mr. Woods served as Chief Executive Officer of Baker Hughes, and, from January 1989 until January 1997, he served as Chairman of Baker Hughes. He is also a director of ESCO Technologies and Complete Production Services, Inc., each of whose shares are publicly traded on the New York Stock Exchange. Mr. Woods, who is 76 years old, became a member of our Board of Directors in 2002. His term will expire at our annual general meeting in 2009.

PROPOSAL 2- INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM: APPOINTMENT AND AUTHORIZATION OF AUDIT COMMITTEE TO APPROVE REMUNERATION

Our Audit Committee has selected, subject to appointment by our shareholders (as required by Bermuda law), PricewaterhouseCoopers LLP, which we refer to as PwC, to serve as our independent registered public accounting firm for the fiscal year ending December 26, 2008. A representative of PwC will attend the Annual General Meeting and will be available to respond to appropriate questions and to make a statement if he or she so desires. In addition, shareholders are asked to authorize our Board of Directors, acting through our Audit Committee, to set the independent registered public accounting firm's remuneration for the fiscal year ending December 26, 2008 (as required by Bermuda law).

Requisite Vote

Proposal 2 requires the affirmative vote of a majority of the votes cast at the Annual General Meeting, assuming there is a quorum at the meeting. Abstentions and broker non-votes will be treated as present at the Annual General Meeting for purposes of determining the presence of a quorum, but will have no effect in determining whether the proposal is approved.

Our Audit Committee and our Board of Directors recommends a vote "FOR" the appointment of PwC as our independent registered public accounting firm and the authorization for our Board of Directors, acting through our Audit Committee, to set the independent registered public accounting firm's remuneration, in each case for the fiscal year ending December 26, 2008.

PART III

OTHER MATTERS

Ownership of Common Shares by Directors, Director Nominees and Executive Officers

The following table sets forth, as of March 10, 2008, beneficial ownership of our common shares by each director or director nominee, by each executive officer named in the Summary Compensation Table in this proxy statement and by all directors and executive officers as a group. All share information has been adjusted for the 2-for-1 share split, which was effected on January 22, 2008. As of March 10, 2008, there were 144,124,815 common shares outstanding.

Amount and Nature of Beneficial Ownership of Common Shares

Name of Beneficial Owner	Shares Held [(1)]	Shares Subject to Options [(2)]	Share Units [(3)]	Shares Beneficially Held	Percent of Class [(4)]
Eugene D. Atkinson	23,313	6,364	503	30,180	*
Diane C. Creel	12,347	7,456	244	20,047	*
Steven J. Demetriou	-	604	211	815	*
Robert C. Flexon	2,994	6,042	244	9,280	*
Jack A. Fusco	-	604	211	815	*
Edward G. Galante	3,000	604	211	3,815	*
Stephanie Hanbury-Brown	10,035	7,456	244	17,735	*
Raymond J. Milchovich	249,190 [(5)]	316,694	-	565,884	*
James D. Woods	12,030	7,756	404	20,190	*
Franco Baseotto	1,163	4,802	-	5,965	*
Umberto della Sala	4,284	18,590	-	22,874	*
Peter J. Ganz	13,432	37,216	-	50,648	*
David Wardlaw	636	3,238	-	3,874	*
John T. La Duc [(6)]	29,352	11,702	-	41,054	*
All directors and executive officers as a group (19 persons)	363,027	436,613	2,272	801,912	*

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(1) The number of shares indicated as being held by each person listed in this table (including each person comprising the group of all our directors and executive officers) includes shares that are individually or jointly owned, as well as shares over which such person has either sole or shared investment or voting authority. Fractions of shares have been rounded to the nearest whole share.

(2) Represents shares that may be acquired currently or within 60 days after March 10, 2008 through the exercise of stock options to purchase our common shares.

(3) Includes restricted share units issued to directors under the Foster Wheeler Ltd. Omnibus Incentive Plan, which we refer to as the LTI Plan, which may be acquired or converted into common shares currently or within 60 days after March 10, 2008 due to vesting rights. Also, includes 259 share units for Mr. Atkinson and 160 share units for Mr. Woods issued under the Foster Wheeler Inc. Directors Deferred Compensation and Stock Award Plan, a legacy plan for non-employee directors. Share units do not have any voting or dividend rights.

(4) The percentages for each person and the group are calculated based on (A)(i) the number of common shares held by such person or group, as the case may be, plus (ii) the number of common shares that may be acquired currently or within 60 days after March 10, 2008 by such person or group, as the case may be, divided by (B)(i) the number of our outstanding common shares as of March 10, 2008, plus (ii) the number of common shares that may be acquired currently or within 60 days after March 10, 2008 by such person or group, as the case may be.

(5) Includes 165,960 restricted common shares approved and granted under the LTI Plan to Mr. Milchovich on August 11, 2006 in accordance with his restricted stock award and employment agreement. The restricted shares, which have both voting and dividend rights the same as our common shares, will vest as follows: one-half on August 11, 2008 and one-half on August 11, 2009.

(6) Mr. La Duc's tenure as our Executive Vice President and Chief Financial Officer ended upon his retirement effective August 13, 2007.

* Less than 1%.

Other Beneficial Owner

Based upon our review of Schedule 13G or Schedule 13D filings with the SEC through March 10, 2008 and other publicly available information, the following entity is known to our management to be a beneficial owner of more than five percent of our outstanding common shares, as indicated. As of March 10, 2008, there were 144,124,815 common shares outstanding.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Common	T. Rowe Price Associates, Inc. 100 E. Pratt Street Baltimore, MD 21202	13,506,622 (1)	9.4%

(1) T. Rowe Price Associates, Inc. reported on Schedule 13G, filed with the SEC on February 12, 2008, that it held 6,753,311 pre-split common shares as of December 31, 2007. For purposes of disclosure in the table above, we have converted such number to reflect a 2-for-1 share split effective January 22, 2008.

T. Rowe Price Associates, Inc., a registered investment advisor, reported on a pre-split basis that 2,165,800 shares were subject to sole voting power, 6,730,511 shares were subject to sole dispositive power, and 6,753,311 shares represented their aggregate total holdings. T. Rowe Price Associates, Inc. reported that it did not serve as custodian of the assets of any of its clients and that each of its clients or the client's custodian or trustee bank had the right to receive dividends paid with respect to and proceeds from the sale of such securities. T. Rowe Price Associates, Inc. also reported that the power to direct the receipt of dividends paid and the proceeds from the sale of such security was vested in individual and institutional clients and that any and all discretionary authority which was delegated to T. Rowe Price Associates, Inc. may be revoked in whole or part at any time. T. Rowe Price Associates, Inc. declared that they disclaim beneficial ownership of the securities noted above.

Executive Officers

Information regarding Mr. Milchovich, our Chairman and Chief Executive Officer, is provided under Proposal 1 of this proxy statement, under the caption, "Nominees for Election at this Annual General Meeting."

Franco Baseotto

Mr. Baseotto, who is 49 years old, has been employed by us for 17 years, serving us and our subsidiaries in various positions of increasing responsibility in Europe and the United States. Mr. Baseotto has served as our Executive Vice President and Chief Financial Officer since August 13, 2007. Mr. Baseotto was also elected our Treasurer on January 31, 2008. From July 2005 to August 2007, Mr. Baseotto served as the Financial Leader of our Global Engineering and Construction Business Group (which we refer to as our Global E&C Group) and, from October 2003 to August 2007, as the Chief Financial Officer of Foster Wheeler Continental Europe S.r.l., an indirect, wholly-owned subsidiary within our Global E&C Group. From March 2003 to July 2003, Mr. Baseotto served as Director of Finance of Foster Wheeler Inc., an indirect, wholly-owned subsidiary domiciled in the United States. From June 1998 to February 2003, Mr. Baseotto served as Director of Finance of Foster Wheeler Continental Europe S.r.l.

Umberto della Sala

Mr. della Sala, who is 59 years old, has been employed by us for 34 years, serving us and our subsidiaries in various positions of increasing responsibility in Europe and in the United States. Mr. della Sala was elected our President and Chief Operating Officer on January 30, 2007. Prior to his current position, Mr. della Sala served and continues to serve as Chief Executive Officer of our Global E&C Group since June 2005, and also served since 2001 as the President and Chief Executive Officer of Foster Wheeler Continental Europe S.r.l. and Chief Executive Officer of Foster Wheeler Italiana S.p.A., an indirect, wholly-owned subsidiary within our Global E&C Group. He has also held other senior positions with us, including Vice President of Foster Wheeler USA Corporation, another indirect, wholly-owned subsidiary within our Global E&C Group, from 1997 to 2000.

Thierry Desmaris

Mr. Desmaris, who is 49 years old, was elected our Vice President of Corporate Development on February 27, 2007. Mr. Desmaris has been employed by us for 21 years. Prior to his current position, Mr. Desmaris served as our Vice President and Treasurer since January 2004. From November 2003 until January 2004, Mr. Desmaris served as our Vice President, Finance. From January 2003 to October 2003, Mr. Desmaris served as the Chief Financial Officer of Foster Wheeler Continental Europe S.r.l., and from January 2002 until December 2002, he served as our Assistant Controller and Director of Project Finance of Foster Wheeler Inc.

Peter J. Ganz

Mr. Ganz, who is 46 years old, was elected our Executive Vice President and General Counsel on October 10, 2005. Mr. Ganz was also elected our Secretary in May 2006. Since 1995, and prior to joining us, Mr. Ganz held various positions with G-I Holdings Corporation (formerly GAF Corporation), which we refer to as G-I Holdings, its subsidiary, GAF Materials Corporation, which we refer to as GAFMC, and its former subsidiary, International Specialty Products, Inc., which we refer to as ISP. In May 2005, Mr. Ganz was elected Senior Vice President, General Counsel and Secretary of GAFMC and ISP and also was elected CEO, President, General Counsel and Secretary of G-I Holdings. In April 2002, Mr. Ganz was elected Senior Vice President and Deputy General Counsel of G-I Holdings, GAFMC and ISP, and in May 2003, he also was elected General Counsel of ISP's operating subsidiary, ISP ChemCo Inc.

Rakesh K. Jindal

Mr. Jindal, who is 49 years old, was elected our Vice President of Tax on January 25, 2005. From June 2000 until January 2005, Mr. Jindal served as Corporate Tax Director of Foster Wheeler Inc., and, from December 1996 until June 2000, he served as Assistant Director of Tax of Foster Wheeler Inc.

W. Scott Lamb

Mr. Lamb, who is 53 years old, was elected our Vice President, Investor Relations on June 4, 2007 and assumed additional responsibility for corporate communications in August 2007. Prior to joining us, Mr. Lamb was Vice President of Investor Relations for Coeur d'Alene Mines Corporation from June 2005 to May 2007. Mr. Lamb previously served as Vice President, Investor Relations and Corporate Communications of Kaiser from September 1998 to June 2005 and of KACC from July 1998 to June 2005. Mr. Lamb also served as Director of Investor Relations and Corporate Communications of Kaiser and KACC from June 1997 through July 1998. From July 1995 through June 1997, he served as Director of Investor Relations of Kaiser and KACC and from January 1995 through July 1995, he served as Director of Public Relations of Kaiser and KACC.

Peter D. Rose

Mr. Rose, who is 61 years old, was elected our Vice President and Chief Corporate Compliance Officer on January 31, 2008. From May 2007 to January 2008, Mr. Rose was our Vice President and Treasurer. Mr. Rose has been employed by us for 29 years. From March 2004 until May 2007, Mr. Rose served as Vice President, Internal Audit and Chief Corporate Compliance Officer of Foster Wheeler Inc. and Foster Wheeler International Holdings, Inc., an indirect, wholly-owned subsidiary. From May 1987 until March 2004, he served as Assistant Treasurer of Foster Wheeler Inc. and Foster Wheeler International Holdings, Inc., and as Vice President of Foster Wheeler Capital & Finance Corporation, an indirect, wholly-owned subsidiary.

David Wardlaw

Mr. Wardlaw, who is 52 years old, was elected our Vice President, Project Risk Management Group on July 1, 2004. Mr. Wardlaw is a chemical engineer, and has been employed by us for 30 years. Mr. Wardlaw has been a director of our U.K. subsidiary, Foster Wheeler Energy Limited, since July 1996, and has served in various executive positions with that company, including as Director of Pharmaceuticals from July 2003 until July 2004, Director of Engineering from January 1998 until July 2003, and Director of Commercial Operations from July 1996 until January 1998.

Lisa Z. Wood

Ms. Wood, who is 41 years old, was elected our Vice President and Controller on June 21, 2007. Ms. Wood has been employed by us for 10 years. From March 2003 until June 2007, Ms. Wood served as Chief Accounting Officer of Foster Wheeler Inc., and from August 1997 until March 2003, she served in various financial positions of Foster Wheeler Inc.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, requires our directors and executive officers and any persons who own more than 10% of our outstanding common shares to file reports of holdings and transactions in our shares with the SEC. Based on our records and other information, we believe all filings required under Section 16(a) of the Exchange Act for our directors and executive officers with respect to our common shares were timely filed in fiscal 2007.

Audit Committee Report

The Audit Committee of Foster Wheeler Ltd. (the "Company") operates under a written charter adopted and approved by the Company's Board of Directors on July 30, 2002, which was amended most recently on August 6, 2007. The Audit Committee reviews and assesses the adequacy of its charter on an annual basis. The Audit Committee is currently comprised of five directors, all of whom are "independent" as that concept is defined in Section 10A of the Securities Exchange Act of 1934, as amended, the rules promulgated by the SEC thereunder, and the applicable listing standards of The NASDAQ Stock Market LLC.

Management is responsible for the financial reporting process, the preparation of consolidated financial statements in accordance with generally accepted accounting principles, and the system of internal controls and procedures designed to ensure compliance with generally accepted accounting principles and applicable laws and regulations. The Company's independent registered public accounting firm is responsible for auditing the Company's consolidated financial statements and its internal control over financial reporting and expressing opinions on its consolidated financial statements and the effectiveness of the Company's internal control over financial reporting. The Audit Committee's responsibilities include monitoring and reviewing these processes and procedures.

During fiscal 2007, the Audit Committee held four meetings. Among other things, the Audit Committee:

(1) reviewed and discussed with management, the internal auditors, and PricewaterhouseCoopers LLP, the Company's independent registered public accounting firm, the Company's consolidated audited financial statements as well as its internal control over financial reporting as of and for the fiscal year ended December 28, 2007;

(2) discussed with PwC all matters required by Statement on Auditing Standards No. 61, "Communication with Audit Committees," as amended;

(3) obtained from PwC a formal written statement describing all relationships between PwC and the Company that might bear on PwC's independence, consistent with Independence Standards Board Standard No. 1, "Independence Discussions with Audit Committees," reviewed and discussed with PwC any relationships that may have an impact on their objectivity and independence and satisfied itself as to PwC's independence. The Audit Committee also considered whether the provision of non-audit services by PwC to the Company is compatible with PwC's independence, and concluded that PwC is independent from the Company and its management. The Audit Committee also reviewed and approved the amount of fees paid to PwC for audit and non-audit services;

(4) discussed with the internal auditors and PwC the overall scope and plans of their respective audits. The Audit Committee met with the internal auditors and PwC, with and without management present, to discuss the results of their examinations, the evaluations of the Company's internal controls and the overall quality of its financial reporting; and

(5) based on the reviews and discussions referred to above and subject to the limitations on the Audit Committee's role and responsibility described above and in the Audit Committee Charter, the Audit Committee recommended to the Board of Directors that the Company's consolidated audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 28, 2007 for filing with the Securities and Exchange Commission. The Audit Committee also has selected, subject to appointment by the Company's shareholders, PwC as the Company's independent registered public accounting firm for the fiscal year ending December 26, 2008.

The Audit Committee:
Robert C. Flexon, Chairperson
Eugene D. Atkinson
Stephanie Hanbury-Brown
Jack A. Fusco
Edward G. Galante

Audit Committee Financial Experts

Our Board of Directors has determined that Mr. Atkinson, Mr. Flexon and Ms. Hanbury-Brown are each an "Audit Committee Financial Expert," as defined under the rules promulgated by the SEC. Our Board of Directors has also determined that each of these directors is "independent" as that concept is defined in Section 10A of the Exchange Act, the rules promulgated by the SEC thereunder, and the applicable listing standards of The NASDAQ Stock Market LLC, which we refer to as NASDAQ, and that none of them has a relationship which, in the opinion of our Board of Directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Audit Fees

The following table presents fees for professional audit services rendered by PwC for the audit of our annual financial statements for the fiscal years ended December 28, 2007 and December 29, 2006 and fees for other services rendered by PwC during those periods.

	Year Ended	
	December 28, 2007	December 29, 2006
Audit fees [1]	$ 4,891,500	$ 7,069,100
Audit-related fees [2]	68,700	155,200
Tax fees [3]	2,867,000	2,328,000
All other fees [4]	20,800	17,500
Total	$ 7,848,000	$ 9,569,800

(1) Audit fees consist of fees for the audit of our consolidated financial statements and fees for additional work, such as statutory audits and regulatory filings. The audit fees include fees related to the audit of our internal control over financial reporting as required by Section 404 of the Sarbanes-Oxley Act of 2002 and the rules promulgated by the SEC thereunder.

(2) Represents fees for audits of certain of our employee benefit plans and fees for services related to a systems implementation.

(3) Represents fees for assistance with tax compliance, tax planning and reporting.

(4) Represents fees for an accounting research software license.

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services Performed by Our Independent Registered Public Accounting Firm

Consistent with SEC policies regarding auditor independence, our Audit Committee has responsibility for recommending (subject to appointment by our shareholders), approving the compensation of, and overseeing the work, of our independent registered public accounting firm. In recognition of this responsibility, our Audit Committee has established a policy to pre-approve all audit and permissible non-audit services provided by our independent registered public accounting firm. This policy provides for an annual budget and any subsequent changes for both audit and non-audit services to be approved by our Audit Committee in advance, and our Audit Committee is provided with quarterly reporting on actual spending.

Committees of Our Board of Directors

During fiscal 2007, our Board of Directors held ten meetings. Each director attended at least 75% of the aggregate number of meetings of our Board of Directors and each committee on which he or she served. Our Board of Directors has established standing committees to consider various matters and to make recommendations to the full Board of Directors for proposed courses of action by our Board of Directors. We have established the following committees: the Audit Committee, the Compensation Committee and the Governance and Nominating Committee. Each member of these committees is "independent" as that concept is defined in Section 10A of the Exchange Act, the rules promulgated by the SEC thereunder, and the applicable NASDAQ listing standards, as applicable. Committee charters have been established for each of these committees and are publicly available on our website at www.fwc.com/corpgov. The charters may also be obtained upon request by writing to the Office of the Secretary, Foster Wheeler Ltd., Perryville Corporate Park, Clinton, New Jersey 08809-4000.

Based on the recommendation of our Governance and Nominating Committee, our Board of Directors designates members and chairpersons of each of the committees of our Board of Directors and the Deputy Chairperson of executive sessions of our non-employee directors.

Audit Committee

The members of our Audit Committee are currently Mr. Flexon, Chairperson, Mr. Atkinson, Mr. Fusco, Mr. Galante and Ms. Hanbury-Brown. During fiscal 2007, this committee held four meetings.

Our Audit Committee assists our Board of Directors in the oversight of (1) the integrity of our financial statements, (2) our compliance with legal and regulatory requirements, (3) the independence and qualifications of our independent registered public accounting firm and (4) the performance of our internal audit function and our independent registered public accounting firm.

Our Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm. The functions of this committee include reviewing compliance with our policies; annually reviewing the status of any significant litigation; reviewing with our independent registered public accounting firm and management the results of the audit, our financial statements and our system of internal accounting control; pre-approving fees of the independent registered public accounting firm; reviewing with management and our independent registered public accounting firm our annual and quarterly financial statements and any material changes in accounting principles or practices used in preparing our financial statements prior to their inclusion in the filing of a report on Form 10-K or 10-Q with the SEC, including a review of the items required by Statement on Auditing Standards No. 61, as amended, as in effect at that time in the case of the quarterly reports; receiving from the independent registered public accounting firm the report required by Independence Standards Board Standard No. 1 as in effect at that time and discussing such report with our independent registered public accounting firm; and annually reviewing and assessing the Audit Committee Charter. Our Audit Committee members meet separately from the full Board of Directors with representatives of PwC at each Audit Committee meeting.

Compensation Committee

The members of our Compensation Committee are currently Ms. Creel, Chairperson, Mr. Demetriou, Mr. Fusco, Ms. Hanbury-Brown and Mr. Woods. During fiscal 2007, this Committee held eight meetings. The functions of this committee are to discharge our Board of Directors' responsibilities relating to compensation of our directors, the CEO and other senior executives including, but not limited to, approving salary rates and, as applicable, short-term incentive compensation, the award of stock options, restricted common shares or other equity rights for executive officers, as further described in "Compensation Discussion and Analysis" below. Our Compensation Committee acts as the plan administrator of the Foster Wheeler Inc. Salaried Employees Pension Plan and the Foster Wheeler Inc. 401(k) Plan. In addition, the Compensation Committee recommends to our Board of Directors proposals for the adoption, material amendment or termination of the Foster Wheeler Inc. Salaried Employees Pension Plan and the Foster Wheeler Inc. 401(k) Plan.

Governance and Nominating Committee

The members of our Governance and Nominating Committee are currently Mr. Atkinson, Chairperson, Ms. Creel, Mr. Demetriou, Mr. Galante and Mr. Woods. During fiscal 2007, this committee held five meetings. The functions of this committee include recommending to our Board of Directors the appropriate structure and function of our Board of Directors and its committees; recommending to our Board of Directors the nominees for election as directors and corporate officers; reviewing the performance of incumbent directors and corporate officers to determine whether to nominate them for re-election; overseeing the annual performance review of our Board of Directors and each of the committees; and considering other matters of corporate governance.

Director Nominations

Our Governance and Nominating Committee identifies and recommends to our Board of Directors individuals to be nominated for election as directors. In addition, shareholders may recommend candidates for nomination and election as directors.

Independence Standards

Our Corporate Governance Guidelines provide that a majority of our Board of Directors shall consist of independent directors, who are directors that (1) are neither officers nor employees of us or our subsidiaries; (2) have no relationship which, in the opinion of our Board of Directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director; and (3) are otherwise "independent" as that concept is defined in Section 10A of the Exchange Act, the rules promulgated by the SEC thereunder, and the applicable NASDAQ listing standards, as applicable.

Our Board of Directors uses the following standards to assist it in determining director independence. A director will not be considered independent if, within the preceding three years: (1) such person was employed by us or by any of our subsidiaries, or had an immediate family member who was an executive officer of us or any of our subsidiaries; (2) such person, or an immediate family member, was a partner in or employed by our independent registered public accounting firm and worked on the audit of our consolidated financial statements or is currently a partner of our independent registered public accounting firm; (3) such person, or an immediate family member, was employed as an executive officer of another company where any of our present executive officers served on that company's compensation committee; (4) such person is an executive officer or employee, or has an immediate family member who is an executive officer or controlling shareholder of, or a partner in, a company that made payments to, or received payments from, us in an annual amount exceeding the greater of (a) 5% of the recipient's consolidated gross revenues for that year or (b) $200,000 other than payments arising solely from investments in our securities or payments under non-discretionary charitable contributions matching programs; or (5) such person, or an immediate family member, received compensation in excess of $100,000 during any period of twelve consecutive months from us, other than director and committee fees, pension or other forms of deferred compensation or compensation to an immediate family member who is a non-executive officer or employee of ours.

Our Board of Directors annually reviews certain commercial relationships of directors and determines whether any such relationships would create a conflict of interest that would interfere with a director's independence, even though such relationships are not restricted by the foregoing standards. In making such a determination, the following relationships will not be considered by our Board of Directors as material relationships that would impair a director's independence: the director is an executive officer or an employee, or the director has an immediate family member who is an executive officer, of another company (1) that is indebted to us, or to which we are indebted, and the total amount of either company's indebtedness to the other is less than 5% of the total consolidated assets of either company; or (2) in which we own a common stock interest, or which owns a common share interest in us, and the amount of the interest is less than 5% of the total shareholders' equity of the company in which the interest is owned.

Our Board of Directors also annually reviews the relationships between directors and charitable organizations and determines whether any such relationships would create a conflict of interest that would interfere with a director's independence, even though such relationships are not restricted by the foregoing standards. In making such a determination, the following relationships will not be considered by our Board of Directors as material relationships that would impair a director's independence:. the director, or an immediate family member, serves as an executive officer of a charitable organization and our discretionary charitable contributions to the organization during any of the past three fiscal years do not exceed the greater of (1) 5% of the charity's revenues or (2) $200,000.

Other Criteria; Nomination Method

With respect to identifying and evaluating director candidates, our position is that our Board of Directors should be comprised of persons with the most beneficial mix of qualifications in areas that are important and relevant to our businesses. Each director should have in-depth experience in at least one area of importance to us, such as a general understanding of energy-related businesses or professional service businesses with respect to the engineering, procurement and construction industry; regional expertise in areas of the world important to us; and financial services, legal experience and knowledge in global business. We also evaluate the skills and experience of a candidate for director in the context of evaluating the skills and experience of the incumbent board members, individually and as a group, with the objective of enhancing the skills, experience and effectiveness of our Board of Directors as a whole. During fiscal 2007, our Governance and Nominating Committee paid fees to two third-party search firms to assist in identifying and evaluating potential candidates for our Board of Directors. As a result of that search process, in January 2008, the Governance and Nominating Committee recommended, and our Board of Directors approved the election of Messrs. Demetriou, Fusco and Galante to our Board of Directors.

Our Board of Directors, by resolution adopted at least 20 days before each annual general meeting, selects nominees for election as directors. Shareholders entitled to vote for the election of directors at an annual general meeting may nominate individuals for election to our Board of Directors if they comply with the notice procedures described in this paragraph. A shareholder's notice to nominate an individual for election as a director must be received by the Secretary at our principal executive offices not less than 120 calendar days in advance of the date that is one year after our proxy statement for the previous year's annual general meeting. The shareholder's notice must provide information about the nominee and other information required by our Bye-laws, which are filed as an exhibit to our Annual Report on Form 10-K. Alternatively, a copy of our Bye-laws can be obtained by writing to the Office of the Secretary, Foster Wheeler Ltd., Perryville Corporate Park, Clinton, New Jersey 08809-4000. Our Governance and Nominating Committee will evaluate any director candidate nominated by shareholders according to the criteria discussed above and, based on the results of that evaluation, will determine whether to include the candidate in its recommended slate of director nominees in the proxy statement.

Executive Sessions of the Non-Employee Directors

The non-employee members of our Board of Directors meet in Executive Session after each meeting of our Board of Directors. The Executive Sessions, in which only non-employee directors participate, are chaired by the Deputy Chairperson of our Board of Directors, who serves as the Executive Session Presiding Director and our Lead Director. The Deputy Chairperson of our Board of Directors is Mr. Woods, who was appointed by the non-employee directors of our Board of Directors.

Attendance of Board Members at the Annual General Meeting of Shareholders

We have not adopted a policy regarding attendance of Board of Director members at the annual general meeting of shareholders. However, all six of the then current members of our Board of Directors were in attendance at the annual general meeting held on May 8, 2007.

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics that applies to all of our directors, officers and employees, including, the Chief Executive Officer, Chief Financial Officer and other senior finance organization employees. Any waiver of this Code of Business Conduct and Ethics for executive officers or directors may be made only by our Board of Directors or a committee of our Board of Directors and will be promptly disclosed to our shareholders. If we make any substantive amendments to this Code of Business Conduct and Ethics or grant any waiver, including an implicit waiver, from a provision of the Code of Business Conduct and Ethics to the Chief Executive Officer, Chief Financial Officer, Controller or any person performing similar functions, we will disclose the nature of such amendment or waiver on our website, or in a report on Form 8-K, as required by the rules promulgated by the SEC and the applicable NASDAQ listing standards. In fiscal 2007, our Board of Directors has not granted any waiver of our Code of Business Conduct and Ethics.

Our Code of Business Conduct and Ethics is publicly available on our website at www.fwc.com/corpgov. A copy of our Code of Business Conduct and Ethics may also be obtained upon request, without charge, by writing to the Office of the Secretary, Foster Wheeler Ltd., Perryville Corporate Park, Clinton, New Jersey 08809-4000.

Communicating with Directors

Shareholders and interested parties may communicate directly with Mr. Woods, the Deputy Chairperson of our Board of Directors, or the non-employee directors as a group by mailing such communications to Deputy Chairperson, c/o Office of the Secretary, Foster Wheeler Ltd., Perryville Corporate Park, Clinton, New Jersey 08809-4000. Stakeholders may also contact our Board of Directors via the Internet at www.fw-stakeholder.com. Such communications may be confidential and/or anonymous.

Director Compensation for the Year Ended December 28, 2007

General. Our directors play a critical role in guiding our strategic direction and overseeing management. Recent developments in corporate governance and financial reporting have resulted in an increased demand for qualified public company directors. The many responsibilities and risks and the substantial time commitment of being a director of a public company require that we provide adequate incentives for our directors' continued performance by paying compensation commensurate with our directors' workload.

The Board establishes non-employee director compensation. The Compensation Committee, with the assistance of outside consultants, periodically reviews the amount and composition of non-employee director compensation and makes recommendations to the Board as needed with respect to changes in compensation form or amount. Employees that serve as directors do not receive additional compensation for their services as directors. We do not provide any perquisites to our non-employee directors.

Review of Compensation for Fiscal 2007. In fiscal 2007, the Compensation Committee requested that management analyze the 2006-2007 Director Compensation Report published by the National Association of Corporate Directors and The Center for Board Leadership (the "NACD survey"), to determine whether the Compensation Committee should recommend any changes to the form and amount of non-employee director compensation. The NACD survey analyzes proxy data for 1,200 companies representing 22 industries. Based on the analysis of the NACD survey materials performed by management under the supervision of the Compensation Committee and the experience of Compensation Committee members with the compensation levels of other public companies, the Compensation Committee recommended and the Board approved the following compensation for its non-employee directors for fiscal 2007:

- total compensation for service on the board is set at $160,000 (an increase of $30,000 from the total compensation for fiscal 2006), with the form split between cash and equity, resulting in an annual retainer paid in cash of $80,000 and annual equity awards with an economic value of $80,000 split equally between stock options and restricted share units, or RSUs;

- additional committee chairperson fees of $15,000 in cash for the Audit Committee (an increase of $5,000 from fiscal 2006) and $10,000 in cash for each of the Compensation Committee and Governance and Nominating Committee (an increase of $5,000 from fiscal 2006); and

- additional fee of $20,000 in cash for the Lead Director (an increase of $10,000 from fiscal 2006).

The increased compensation for service on the Board was made pro rata from the date of approval of March 2007 for fiscal 2007. The increased committee chairperson fees and fees for the Lead Director were paid in full for fiscal 2007.

Equity Grants for Fiscal 2007. In November 2006, the non-employee directors were granted equity awards with an economic value of $65,000, 50% in the form of stock options and 50% in the form of RSUs, as compensation for their services to be provided in fiscal 2007. In connection with the increase in compensation for the non-employee directors in March 2007, the non-employee directors were granted additional equity awards with an economic value of $12,288, which represented the $15,000 increase in equity award value pro rated for the period from March 2007 through the end of fiscal 2007. The additional equity awards were made 50% in the form of stock options and 50% in the form of RSUs.

For a description of the economic value of an equity award and how it differed from the SFAS No. 123R grant date fair value of an equity award, see "Compensation Discussion and Analysis" below.

Fiscal 2007 Compensation. The table below sets forth the non-employee director compensation for the year ended December 28, 2007.

Name	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[2]	Option Awards ($)[2]	Total ($)
Eugene D. Atkinson[3]	$ 87,288	$ 46,461	$ 37,230	$ 170,979
Diane C. Creel[3]	$ 87,288	$ 46,461	$ 37,230	$ 170,979
Robert C. Flexon[3]	$ 92,288	$ 46,461	$ 37,230	$ 175,979
Stephanie Hanbury-Brown[3]	$ 77,288	$ 46,461	$ 37,230	$ 160,979
James D. Woods[3]	$ 97,288	$ 46,461	$ 37,230	$ 180,979
Joseph J. Melone[4]	$ -	$ -	$ -	$ -
Ralph Alexander[5]	$ 10,833	$ 5,872	$ 4,651	$ 21,356

(1) Represents all fees earned and paid during the year ended December 28, 2007, including the incremental increase in annual cash retainer approved in March 2007.

(2) Represents the compensation expense of restricted share units and stock option awards recognized in our consolidated financial statements for the reporting period in accordance with Financial Accounting Standards Board Statement of Financial Accounting Standard (SFAS) No. 123R, "Share-Based Payment." The compensation cost shown for restricted share units is based on the closing price of our common shares on the date of grant, and the compensation cost shown for stock option awards is based on the fair value determined using the Black-Scholes option-pricing model on the date of grant. For more information on our valuation methodology, refer to the following parts of our Annual Report on Form 10-K for the fiscal year ended December 28, 2007: Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations—Application of Critical Accounting Estimates," and Note 1, "Summary of Significant Accounting Policies—Share-Based Compensation Plans," and Note 12, "Share-Based Compensation Plans" to our Consolidated Financial Statements included within Item 8, "Financial Statements and Supplementary Data." These values do not include any discount for possible forfeitures, pursuant to SEC rules.

(3) On November 15, 2007, each of Messrs. Atkinson, Flexon and Woods and Mss. Creel and Hanbury-Brown were awarded 586 restricted share units and 1,584 stock options under the LTI Plan, which had grant date fair values of $41,577 and $38,436, respectively. Such awards have been valued in accordance with SFAS No. 123R. The awards vest on December 31, 2008; however, the awards vest proportionately over the vesting period if the directors are terminated other than for cause. The stock options have an exercise price equal to the closing price of our stock on the grant date. On March 7, 2007, each of Messrs. Atkinson, Flexon and Woods and Mss. Creel and Hanbury-Brown were awarded 232 restricted share units and 542 stock options under the LTI Plan, which had grant date fair values of $6,611 and $5,019, respectively. Such awards have been valued in accordance with SFAS No. 123R. The awards vested on December 31, 2007. The stock options have an exercise price equal to the closing price of our stock on the grant date. As of December 28, 2007, each of Messrs. Atkinson, Flexon and Woods and Mss. Creel and Hanbury-Brown had an aggregate of 2,576 restricted share unit awards outstanding, respectively. As of December 28, 2007, Messrs. Atkinson, Flexon and Woods and Mss. Creel and Hanbury-Brown had an aggregate of 7,288, 6,966, 8,680, 8,380 and 8,380 stock option awards outstanding, respectively. All restricted share unit and stock option information has been adjusted for the 2-for-1 share split, which was effected on January 22, 2008.

(4) Mr. Melone retired from the Board of Directors on December 31, 2006.

(5) Mr. Alexander resigned from the Board of Directors on February 27, 2007.

The Compensation Committee has not yet recommended any changes to non-employee director compensation for fiscal 2008. The Compensation Committee anticipates reviewing fiscal 2008 non-employee director compensation in mid-2008. In November 2007, the non-employee directors were granted equity awards with an economic value of $80,000 as compensation for their services to be provided in fiscal 2008, 50% in the form of stock options and 50% in the form of RSUs.

In addition, in March 2008, equity awards with an economic value of $73,443 were made to each of the three newly elected non-employee directors, Messrs. Demetriou, Fusco and Galante. The equity awards were made 50% in the form of stock options and 50% in the form of RSUs.

Indemnification of Directors and Officers

Effective October 15, 2007, we renewed insurance policies for a term of one year in respect of indemnification of directors and officers. The scope of these policies is similar to coverage under the prior policies held by us.

In addition, we have entered into Indemnification Agreements with our directors and officers in order to provide them with specific contractual assurance that they will be indemnified to the fullest extent permitted by law. Our form of Indemnification Agreement was filed with the SEC as Exhibit 99.1 to our Current Report on Form 8-K filed on November 8, 2004.

Compensation Committee Interlocks and Insider Participation

The members of our Compensation Committee are currently Ms. Creel, Chairperson, Mr. Demetriou, Mr. Fusco, Ms. Hanbury-Brown and Mr. Woods. None of the members of our Compensation Committee are former or current officers or employees of us or any of our subsidiaries.

Compensation Discussion and Analysis

This Compensation Discussion and Analysis describes the compensation philosophy applied by us with respect to our named executive officers ("NEOs") for fiscal 2007, and the compensation decisions made by the Compensation Committee and the Board. For fiscal 2007, we had the following six named executive officers:

- Raymond J. Milchovich, Chairman and Chief Executive Officer;
- Franco Baseotto, Executive Vice President and Chief Financial Officer effective August 13, 2007 and Treasurer effective January 31, 2008;
- John T. La Duc, the former Executive Vice President and Chief Financial Officer who retired effective August 13, 2007; and
- Our three other most highly compensated executive officers:
  - Umberto della Sala, President and Chief Operating Officer,
  - Peter J. Ganz, Executive Vice President, General Counsel and Secretary, and
  - David Wardlaw, Vice President, Project Risk Management Group.

Executive Summary

The following provides a brief overview of the more detailed disclosure set forth in this Compensation Discussion and Analysis.

- The objective of our compensation program is to align the interests of our executives with those of our shareholders, to pay for performance and to recruit, retain, and motivate talented executives.
- All compensation decisions regarding our chief executive officer are made by the Board after the Board first considers the recommendation of the Compensation Committee. All compensation decisions for our other named executive officers are made by the Compensation Committee.
- The Compensation Committee engages compensation consultants as it deems necessary to provide analysis on peer group data and market trends. Management also engages compensation consultants as necessary to provide competitive compensation data and advice on compensation structure so that it can provide compensation recommendations to the Compensation Committee for the named executive officers.
- We provide our executive officers with the following types of compensation: base salary, cash-based short-term incentives, equity-based long-term incentives and post-employment benefits. We provide limited perquisites to our executive officers.
- We encourage a pay for performance environment by linking cash-based short-term incentive compensation to the achievement of measurable business performance goals. Our performance goals are established at the beginning of each year by the Compensation Committee. For fiscal 2007, the performance goal for our named executive officers was based upon consolidated adjusted net earnings.

- Outstanding company performance for fiscal 2007 resulted in short-term incentive awards at the maximum award of two times the target award opportunity. In addition, the Board awarded a one-time, discretionary bonus in the amount of $500,000 to Mr. Milchovich in recognition of Mr. Milchovich's contributions to our outstanding performance in 2007.

- We use equity-based long-term compensation to directly align the interests of our executives with those of our shareholders and to help motivate and retain our executives. During fiscal 2007, we issued equity awards in the form of stock options and restricted share units, with the value of the awards equally split between the two types of awards. Consistent with our philosophy that long-term compensation should be designed to help motivate and retain our executives, such awards vest in one-third increments over three years.

- The market price for our common stock increased significantly during fiscal 2007. This positively impacted the value of our executives' accumulated equity-based incentives during fiscal 2007.

- We do not backdate or re-price equity awards. We make our awards during open trading windows and do not attempt to gain any advantage for our executives by scheduling those awards around the release of material information.

- Each of our named executive officers has an employment agreement and is entitled to severance benefits.

- We provide limited retirement benefits beyond a company match to our 401(k) plan and the benefits provided to Mr. Wardlaw under our UK defined benefit pension plan. We do not provide any non-qualified deferred compensation arrangements to our executive officers.

Compensation Philosophy

We design our executive pay programs in a manner that is intended to align the interests of our executives with those of our shareholders.

We compensate our senior management through a mix of base salary, cash-based short-term incentive compensation and equity-based long-term incentive compensation, with an emphasis on performance compensation. We believe that long-term incentive compensation is best used to highly motivate a relatively small group of executives with the greatest ability to positively impact our business and, therefore, shareholder value.

We design our compensation programs to be simple and easily understood and measured, with a limited number of perquisites.

We believe that it is important to be able to make management changes quickly and decisively as appropriate to further the business. Accordingly, we have implemented employment agreements and severance arrangements necessary to allow us to attract and retain the high-quality management we need to run our business.

Compensation Committee Process

The Board determines compensation for our chief executive officer, based upon recommendations from the Compensation Committee. The Compensation Committee determines the compensation of the other named executive officers. In making its decisions, the Compensation Committee considers the recommendations of our chief executive officer, the advice of our compensation consultant and relevant peer group data, each as described below. In setting the compensation for each officer, the Compensation Committee reviews the nature and scope of each officer's responsibilities as well as their effectiveness in supporting our short- and long-term goals.

Role of Executive Officers in the Compensation Process

The chief executive officer provides the Compensation Committee with his evaluations of the senior executives, including the other named executive officers. He makes compensation recommendations for the other named executive officers with respect to base salary, cash-based short-term incentive compensation and equity-based long-term incentive compensation. His recommendations are the basis of discussion with the Compensation Committee; however, the Compensation Committee has final decision-making authority.

Meetings of the Compensation Committee are regularly attended by the chief executive officer, the chief financial officer and the general counsel.

Role of Compensation Consultant and Peer Group Analysis

To assist us in establishing compensation for executive officers and designing our equity award structure, management engaged Hewitt Associates (which we refer to as Hewitt) in 2006 and 2007. In February 2008, the Compensation Committee directly engaged Hewitt to assist the Compensation Committee in establishing compensation for executive officers. Hewitt maintains a proprietary executive compensation database that contains information on the various elements of compensation for over 300 public companies across a broad range of industries.

In 2006, Hewitt was engaged to perform a peer group analysis of the compensation of approximately 25 members of our most senior management. The peer group analysis included 153 public companies with revenues between $1.3 billion and $5.2 billion, and median revenue of $2.5 billion. (Our revenues were $3.5 billion, $2.2 billion and $2.7 billion in fiscal 2006, 2005 and 2004, respectively). In 2007, Hewitt was engaged to perform a peer group analysis of the compensation of a much larger group of employees, which included our most senior management. The peer group analysis included the approximately 300 companies in Hewitt's database. For both analyses, Hewitt was asked to provide information on base salary, short-term incentive awards and long-term incentive awards for each position or level. Hewitt generally provided data at various levels of the peer group for each position or level.

The Compensation Committee does not target a specific percentile in determining individual elements of compensation or total compensation as a whole. Rather, the peer group data is one of many factors the Compensation Committee considers in making decisions. For example, individual performance is also considered. Finally, the Compensation Committee applies its own reasonableness and judgment to the analysis. The chief executive officer's annual base salary and short-term incentive opportunity for 2007, as more fully described below, was at approximately the 50th percentile based on peer group data provided by Hewitt.

In addition to providing peer group data, Hewitt reviewed our equity award structure in 2006 and 2007 and made recommendations with respect to the use of the economic value (that is, the currency-denominated value) of equity awards in determining appropriate award levels and the type and allocation of awards between stock options and restricted share units. Hewitt also provided a methodology for converting the economic value of equity awards into an award of an absolute number of stock options and restricted share units. Hewitt provided its analysis to management and the Compensation Committee, and met with the Compensation Committee to explain its recommendations and answer any questions. Hewitt provided data to the Compensation Committee regarding the form and size of the 2006 and 2007 equity awards relative to the peer group.

Elements of Executive Compensation

We use the following compensation elements in our executive compensation program:

- Base salary;
- Cash-based short-term incentive opportunities under the Foster Wheeler Annual Executive Short-Term Incentive Plan, which we refer to as the STI Plan;

- Long-term equity incentive awards under the Foster Wheeler Omnibus Incentive Plan, which we refer to as the LTI Plan; and

- Post-employment compensation, such as severance and change in control arrangements.

The compensation program includes only minimal perquisites and limited retirement benefits other than the benefits provided to Mr. Wardlaw under our U.K. defined benefit pension plan. Each of these elements is described in more detail below.

Employment Agreements with the NEOs

We have entered into written employment agreements with our named executive officers. A number of the elements of compensation, such as initial base salary and target short-term award opportunity, are specified in the agreements. For a description of these agreements, see the section entitled, "Employment Agreements," that appears with the tabular disclosure following the compensation discussion and analysis.

Base Salaries

The base salaries we provide to executive officers are designed to provide a competitive level of secure cash compensation. Salaries are reviewed in January or February of each year. In addition, we review base salaries during the course of the year if an executive assumes additional job responsibilities. In reviewing base salaries, the Compensation Committee considers individual performance over the previous year, the level of experience and the responsibility of the executive and the peer group data described above.

During the course of fiscal 2007, the Compensation Committee approved base salary increases as follows:

	Annual Base Salary as of December 29, 2006	Annual Base Salary as of December 28, 2007	Annual Base Salary as of January 1, 2008
Raymond J. Milchovich	$945,000	$992,250	$1,031,940
Franco Baseotto [(1)]	€ 140,000	€ 236,600	€ 236,600
Peter J. Ganz	$425,000	$446,250	$464,100
Umberto della Sala [(2)]	€ 374,000	€ 374,000	€ 374,000
David Wardlaw	£138,184	£145,093	£152,348
John T. La Duc [(3)]	$470,960	Not applicable	Not applicable

(1) In January 2007, Mr. Baseotto was elected Executive Vice President and Chief Financial Officer, effective as of August 13, 2007. In connection with this promotion, Mr. Baseotto's annual base salary was increased from €140,000 to €182,000, effective January 1, 2007, and to €236,600, effective August 1, 2007. Upon becoming a U.S. employee on or about July 1, 2008, Mr. Baseotto's annual base salary will increase from €236,600 to $450,000.

(2) As described under "Employment Agreements for Umberto della Sala," we and one of our subsidiaries, Foster Wheeler Continental Europe S.r.L., or FWCE, have entered into new employment arrangements with Mr. della Sala. Those arrangements provide that his base salary with FWCE is €195,000, effective as of April 1, 2008, and his base salary with Foster Wheeler Ltd. is €346,000, effective as of March 1, 2008. In addition, in 2008, Mr. della Sala received a €44,000 "make whole" payment relating to the period between January 1, 2008 and the effective dates of his new Italian and Foster Wheeler Ltd. agreements.

(3) Mr. La Duc's tenure with us ended upon his retirement effective August 13, 2007.

In determining the fiscal 2007 salary increases, the Compensation Committee considered the peer group data provided by Hewitt, the outstanding performance of the company in fiscal 2006 and the contributions of the executives to the company's performance. It did not assign any specific weight or value to any one consideration over the others.

Short-Term Incentive Compensation

General. The named executive officers are eligible for short-term incentive compensation awards under the STI plan. Other employees are also eligible for awards under the STI plan or similar plans.

At the beginning of each year, the Compensation Committee establishes financial performance targets for the STI plan. The individual target award opportunity (expressed as a percentage of salary) for each named executive officer is set in an employment agreement or by the Compensation Committee when it reviews and makes compensation decisions. At the end of the year, the Compensation Committee evaluates performance as compared to the targets and, after considering the recommendations of the chief executive officer, determines the STI awards for each of the named executive officers. Individual awards may be adjusted up (but not to exceed a maximum amount of two times the individual target award opportunity) or down in the discretion of the Compensation Committee.

Fiscal 2007 STI Plan Awards. For fiscal 2007, target award opportunities for each named executive officer were set by the Compensation Committee as follows:

	Target Award Opportunity as a Percentage of Base Salary	Target Award Opportunity
Raymond J. Milchovich	100%	$992,250
Franco Baseotto (1)	60%	€ 112,357
Peter J. Ganz	70%	$312,375
Umberto della Sala (2)	75%	€ 280,500
David Wardlaw	40%	£58,037
John T. La Duc (3)	70%	$242,858

(1) In January 2007, Mr. Baseotto was elected Executive Vice President and Chief Financial Officer, effective as of August 13, 2007. In connection with this promotion, Mr. Baseotto's target award opportunity was increased from 40% to 50% of his annual base salary, effective January 1, 2007, and to 60% of his annual base salary, effective August 1, 2007. Mr. Baseotto's target award opportunity was pro-rated based upon period of time at each target level. Upon becoming a U.S. employee on or about July 1, 2008, Mr. Baseotto's target award opportunity will increase to 75% of his annual base salary.

(2) As described under "Employment Agreements for Umberto della Sala," Foster Wheeler Ltd. entered into a new employment arrangement with Mr. della Sala, effective as of March 1, 2008. This arrangement provides for an annual short-term incentive compensation target of 120% of base salary up to a maximum of 240% of base salary based upon targeted business objectives as established by our Board of Directors or Compensation Committee.

(3) Mr. La Duc's tenure as our Executive Vice President and Chief Financial Officer ended upon his retirement effective August 13, 2007. Mr. La Duc's target award opportunity was pro-rated based upon the number of days that he was employed in fiscal 2007.

For fiscal 2007, the performance target for our named executive officers under the STI plan was consolidated net earnings, as adjusted for certain operating and non-operating items and exclusions. In order to earn the target award opportunity, the consolidated adjusted net earnings performance goal for fiscal 2007 was set at 140% of consolidated adjusted net earnings for fiscal 2006. To achieve the maximum award, two times the individual target award opportunity, the consolidated adjusted net earnings performance goal for fiscal 2007 was set at 157% of consolidated adjusted net earnings for fiscal 2006. To achieve the minimum or threshold award of 70% of the target award opportunity, the consolidated adjusted net earnings performance goal for fiscal 2007 was set at 121% of consolidated adjusted net earnings for fiscal 2006.

Our actual consolidated adjusted net earnings in fiscal 2007 significantly exceeded our performance goal for the maximum award of two times the target award opportunity. The Compensation Committee therefore approved STI awards at two times the individual target award opportunities for our named executive officers.

When evaluating our actual results for fiscal 2007 and 2006, the Compensation Committee excluded from consolidated net earnings certain charges and gains. The Compensation Committee believes the adjusted results better reflect our operating performance.

Bonus Awarded to Chief Executive Officer. The Board awarded a one-time, discretionary bonus in the amount of $500,000 to Mr. Milchovich in recognition of Mr. Milchovich's contributions to our outstanding performance in 2007. The Board considered a number of factors in awarding the bonus, including the following achievements by our company in 2007 under Mr. Milchovich's leadership:

- We earned record net income and consolidated EBITDA for the second consecutive year;
- We generated record scope backlog;
- Our market capitalization increased 195% to $11.2 billion during 2007; and
- We achieved consolidated adjusted net earnings significantly in excess of the target amount required for the maximum award under the STI Plan.

The bonus was in addition to the award made by the Board to Mr. Milchovich under the STI Plan for 2007. The award under the STI Plan received by Mr. Milchovich is the maximum amount payable to Mr. Milchovich for 2007 under the STI Plan and his employment agreement.

Long-Term Incentive Compensation

General. The company's long-term incentive program is designed to motivate, retain and reward talented executives in achieving long-term financial results that are aligned with our shareholders' best interests, and to promote the retention and motivation of our management employees. All long-term incentives are equity-based and are provided under the LTI Plan, which was approved by our shareholders in 2006. The plan provides for a number of different types of equity-based awards: stock options, stock appreciation rights, restricted stock or units and performance shares or units.

As described above, in 2006 and 2007, the Compensation Committee, with input from Hewitt, adopted an LTI program as a general structure for making awards under the LTI Plan. With input from Hewitt, the Compensation Committee identified the following factors to consider in making equity compensation grants under the LTI Plan:

- key corporate goals/business strategies as presented by management and reviewed by our Board of Directors, namely preservation and enhancement of shareholder value and the retention and motivation of the senior leadership team;
- external market trends;
- maintaining conceptual consistency in design from prior years where appropriate;

- consistency across business groups, functions and positions; and
- a bias towards simplicity and focus.

In determining which types of awards to grant as long-term incentives, the Compensation Committee determined, based on the input of Hewitt, that a combination of stock options, which generally promote performance-based goals, and restricted share units, which generally serve the purpose of retention, would provide the appropriate balance of incentives to management. The Compensation Committee makes grants of equity awards split evenly between stock options and RSUs, based on the total economic value (as described below) of the equity awards being granted.

The Compensation Committee generally makes annual grants in November of each year. Additional grants are also made during the year in the Compensation Committee's discretion in the case of a promotion, the addition of job responsibilities or the hiring of a new employee.

Equity Grant Practices. We do not backdate or re-price equity awards. We do not have any process or practice to time the grant of equity awards in advance of our release of earnings or other material non-public information in a way that would be to our executives' advantage. Our current practice is for the Compensation Committee to approve the equity awards to be granted during the next open trading window for the applicable period. By adopting this practice, we ensure that equity awards are granted at the time that all material information has been disclosed. On the grant date, the number and strike price for the option awards and the number of restricted share units are determined based on the closing price of our common shares on that date on the NASDAQ Global Select Market.

Economic Value of Equity Awards. Our current practice is for the Compensation Committee to approve the economic value (that is, currency-denominated value) of equity compensation of each award to be granted, which economic value is then converted, on the grant date, into an award of an absolute number of stock options and restricted share units based upon the methodology suggested by Hewitt and approved by the Compensation Committee. We refer to this methodology as the compensation methodology.

In making awards in November 2007:

- The stock option value for compensation purposes is typically 7% to 10% higher than the accounting charge determined in accordance with SFAS No. 123R. The stock option value for compensation purposes is derived using a Black-Scholes formula based upon, among other input assumptions, an expected term equal to the full contractual term of the option and expected volatility based on the daily change in share price over the 36 months preceding the grant date, capped at 50%, and an overall discount factor on the computed Black-Scholes value of 16% to 21%. The stock option value for SFAS No. 123R purposes is derived using a Black-Scholes formula based upon, among other input assumptions, an expected term less than the full contractual term of the option and expected volatility based on the daily change in share price over the period commencing January 1, 2005, but without a discount factor on the computed Black-Scholes value.

- The restricted share unit value for compensation purposes is typically 4% to 12% lower than the accounting charge determined in accordance with SFAS No. 123R. The restricted share unit value for compensation purposes is derived using the closing share price on the grant date and a discount factor. The restricted share unit value for SFAS No. 123R purposes is also derived using the closing share price on the grant date but without a discount factor.

Commitment to RiskMetrics Group (formerly Institutional Shareholder Services). As part of the 2006 shareholder approval process for the LTI Plan, we made certain commitments to RiskMetrics Group. One of these commitments was to manage the approved share pool under the LTI Plan so that the average annual burn rate (over a three-year period) of awards granted under the LTI Plan would not exceed 5.37% of the number of shares outstanding as of the end of each of the three fiscal years. The Compensation Committee has and intends to continue to make awards under the LTI Plan consistent with this commitment.

Fiscal 2006 Equity Award Grant to CEO. On August 11, 2006, we granted stock options to purchase 560,080 shares and 248,940 restricted shares to the CEO pursuant to the terms of his 2006 employment agreement. These grants were front-loaded for a three-year period. Therefore, no additional equity award grants were made to him in fiscal 2007 or are expected to be made to him in fiscal 2008.

Fiscal 2007 Equity Awards to the Named Executive Officers. In accordance with the processes described above, on November 6, 2007, the Compensation Committee approved the grant of stock options and restricted share units to certain of our employees, including Messrs. Baseotto, Ganz and Wardlaw. These grants were intended to be part of a regular cycle of annual grants under the LTI Plan, and cover compensation for the 2008 fiscal year. On November 15, 2007, in accordance with this process, stock options and restricted share units were granted to these individuals.

In addition to the annual grants, the Compensation Committee approved additional grants to Mr. Baseotto and Mr. della Sala in March 2007 and Mr. Baseotto in August 2007 in connection with their promotions and assumptions of additional responsibilities. In March 2008, Mr. della Sala received a grant of restricted share units having an economic value of €2,972,000, which equaled 80,254 restricted share units, and stock options having an economic value of €2,972,000, which equaled options to purchase an aggregate of 194,431 common shares, pursuant to the terms of the employment agreement entered into by Foster Wheeler Ltd. and Mr. della Sala, effective March 1, 2008.

To determine the size of a grant, the Compensation Committee considers the recommendations as to the total economic value of the equity grant recommended by the chief executive officer with respect to the other named executive officers and the peer group data from Hewitt for each executive's position. The Compensation Committee also considers each executive's individual performance, potential for advancement and importance to the company's long-term success. After evaluating these considerations, the Compensation Committee determines the economic value of the equity grant for each named executive officer. The value is allocated equally between stock options and restricted share units. In accordance with our equity grant practices, grants are made during an open trading window for the applicable period based on the closing price of our common shares.

The economic value of the awards approved by the Compensation Committee and granted to the named executive officers during fiscal 2007 are as follows:

	Date of Award	Total Economic Value of Award	Number of Stock Options (Representing 50% of the Economic Value)	Exercise Price of Stock Options	Number of RSUs (Representing 50% of the Economic Value)
Raymond J. Milchovich	See prior section entitled, "Fiscal 2006 Equity Award Grant to CEO"				
Franco Baseotto	11/15/07	$ 511,000	9,478	$ 70.950	4,070
	8/15/07	$ 98,082	2,738	$ 47.660	1,116
	3/7/07	$ 110,275	4,876	$ 28.495	2,098
Peter J. Ganz	11/15/07	$ 690,000	12,800	$ 70.950	5,496
Umberto della Sala	3/7/07	$ 400,000	17,692	$ 28.495	7,614
David Wardlaw	11/15/07	$ 175,000	3,246	$ 70.950	1,392
John T. La Duc	Tenure ended upon his retirement effective August 13, 2007				

For additional information about each of the grants made during fiscal 2007, including the SFAS No. 123R grant date fair value of the awards, see the "Grants of Plan Based Awards" table in the tables that follow this Compensation Discussion and Analysis.

Post-Employment Benefits

We provide severance benefits and change in control benefits to our named executive officers. For a detailed description of these benefits and a quantification of potential payments as of December 28, 2007, see "Termination and Change in Control Payments" below. We also provide retirement benefits to certain of our named executive officers.

We believe that it is appropriate to provide reasonable severance benefits to senior management, reflecting the fact that it may be difficult for executives to find comparable employment within a short period of time. Severance agreements also permit us to make timely decisions with respect to changes in management and disentangle us from the former employee as soon as practicable. We generally have agreed to provide our named executive officers with severance in the amount of two times base salary and short-term bonus, as well as continuation of health and welfare benefits for two years and immediate vesting of all outstanding equity awards. In structuring these severance agreements, we strive for internal consistency among the members of senior management.

Change in Control Benefits

We believe that the interests of shareholders are best served if the interests of our senior management are aligned with them, and that the change of control arrangements for our named executive officers create incentives for our executive team to build stockholder value and to obtain the highest value possible should there be a possibility of our being acquired in the future, despite the risk that the acquisition could result in the executives losing their jobs. The change of control arrangements are also intended to attract and retain qualified executives who otherwise might view as more attractive other employers at a lower risk of being acquired.

The cash components of any change in control benefits are paid in a lump sum and are based upon a multiple of base salary and maximum short-term incentive compensation. In the event of a change in control, we also continue health and other insurance benefits for three to five years and immediately vest all equity compensation. In addition, we provide executive career assistance upon termination. We believe these levels of benefits are consistent with the general practice among our peers. Because of the so called "parachute" tax imposed by Internal Revenue Code Section 280G, we have agreed to reimburse the named executive officers for any taxes imposed as a result of the receipt of change in control benefits.

Retirement Plans and Retiree Medical

Until May 31, 2003, we maintained a qualified defined benefit pension plan in the United States. Since that time, no new participants were added to the U.S. plan and the benefits under the plan for participating participants were frozen. We replaced the U.S. defined benefit pension plan with enhancements to our 401(k) plan, pursuant to which we match employee contributions up to approximately $13,500 per employee. Of the named executive officers, only Mr. Milchovich is eligible to receive benefits under the frozen U.S. defined benefit pension plan. Messrs. Milchovich and Ganz participate in our 401(k) plan on the same terms as other employees.

We also maintain a defined benefit pension plan in the United Kingdom for employees who commenced service prior to January 1, 2003. Of the named executive officers, only Mr. Wardlaw is eligible to receive benefits under this plan.

Several of our named executive officers are based overseas and are entitled to retirement benefits under local law. Upon retirement, Messrs. della Sala and Baseotto will be entitled to receive certain retirement benefits under Italian law and the national collective bargaining agreement that covers them, which we refer to as the National Contract.

We also maintain a program to provide health benefits to certain employees who retire from active service. Employees who were age 40 or older as of May 31, 2003 may retire with subsidized post-retirement medical benefits. The level of the subsidy is based on a participant's defined benefit pension plan service as of May 31, 2003, subject to an overall limit. Of the named executive officers, only Mr. Milchovich is eligible to receive retiree health benefits.

Perquisites

The perquisites we provide are not a material part of the executives' compensation packages. We reimburse certain senior management for fees associated with tax preparation, financial and estate planning services and an annual physical examination. Messrs. Milchovich and Ganz, in lieu of receiving a company-furnished vehicle, received a car allowance. Mr. Wardlaw received a company-furnished vehicle. We also provided a leased car to Mr. La Duc, which lease expired in 2007. This car lease was not renewed when it expired.

In July 2008, Mr. Baseotto will be relocating from Italy to the United States. Until such time, we have agreed to provide to Mr. Baseotto housing including basic living expenses, a vehicle and reimbursement of travel costs between the United States and Italy for him and/or his family.

Health and Welfare Benefits

We maintain a number of health and welfare programs to provide life, health and disability benefits to employees of the company. For many of these programs, employees share in the cost of the coverage. The named executive officers participate in these plans on the same terms as other employees.

Tax Considerations

In determining executive compensation, the Compensation Committee considers, among other factors, the possible tax consequences to the company and to our executive officers, including the potential impact of Section 162(m) of the Internal Revenue Code of 1986, as amended. Section 162(m) disallows a tax deduction by any publicly held corporation for individual compensation exceeding $1 million in any taxable year for its chief executive officer and its other senior executive officers, other than compensation that is performance-based under a plan that is approved by the shareholders of the company and that meets certain other technical requirements. The Compensation Committee also believes that it is important for us to retain maximum flexibility in designing compensation programs that meet our stated objectives. For these reasons, the Compensation Committee, while considering tax deductibility as one of its factors in determining compensation, will not always limit compensation to those levels or types of compensation that will be deductible. As a result of our tax position in recent years, any lack of deductibility of compensation has not negatively impacted our tax position. The Compensation Committee does consider alternative forms of compensation consistent with its compensation goals, which preserve deductibility.

Share Ownership Guidelines

We desire to promote the retention and motivation of our executive officers and non-employee directors and to align their interests more closely with those of our shareholders. Equity ownership plays a key role in aligning these interests. As a result, the Compensation Committee has adopted share ownership guidelines for our non-employee directors and certain executive officers, including each of our named executive officers.

The following guidelines set forth the target ownership levels in our shares that are expected for certain executive officers and non-employee directors. The target ownership levels are expressed as the market value of share holdings as a multiple of the executive's base salary (as adjusted from time to time) or the non-employee director's annual retainer (as adjusted from time to time). The total market value of the participant's share holdings should equal or exceed the specified target ownership level.

Position/Title	Target Ownership Level
Non-employee Directors	5 × annual retainer
Chairperson, President and Chief Executive Officer ("CEO")	5 × base salary
Direct Reports to CEO	3 × base salary
Additional Executives as May be Determined by the CEO	2 × base salary

Actual levels of the market value of share ownership can fluctuate over time based on a change in pay rates and the value of the underlying shares. The target ownership levels set forth above are meant as targets to be achieved and maintained over time.

Prior to attaining the target ownership levels, we believe a participant's sale of shares obtained through our compensation programs should be reasonably limited. Thus, in general, at least 50% of shares acquired through our equity compensation programs, after the payment of any applicable taxes, should be retained until the participant meets the relevant target ownership level. If a participant wishes to sell shares in excess of the allowable amount and is under the relevant target ownership level, the individual may request that the CEO approve an exception prior to the sale. The CEO has discretion in making this determination. Any exception granted will be reported by the CEO to the Compensation Committee. Any request for an exception made by the CEO must be approved by the Compensation Committee, which has discretion in making this determination. These limitations on sales in the guidelines are applicable to equity grants made to Mr. Milchovich on August 11, 2006 and to all equity grants made on or after November 2006.

Compensation Committee Report on Executive Compensation

The Compensation Committee of Foster Wheeler Ltd. (the "Company") administers the Company's executive compensation program and reviews and recommends to the Company's Board of Directors the salaries, short-term incentive compensation and equity-based compensation to be paid to its executive officers. The Compensation Committee is comprised of the individuals listed below, each of whom is a non-employee director who meets the independence requirements of The NASDAQ Stock Market LLC. The Compensation Committee retains the services of independent consultants and other experts as it deems necessary or appropriate to assist in fulfilling its responsibilities.

The Compensation Committee reviewed and discussed the information included in the Company's Compensation Discussion and Analysis for the 2007 fiscal year. Based on these reviews and discussions, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the proxy statement for the Company's 2008 annual general meeting of shareholders and be incorporated by reference into the Company's Annual Report on Form 10-K for the fiscal year ended December 28, 2007 for filing with the SEC.

Compensation Committee:
Diane C. Creel, Chairperson
Steven J. Demetriou
Jack A. Fusco
Stephanie Hanbury-Brown
James D. Woods

Summary Compensation Table for the Years Ended December 28, 2007 and December 29, 2006

The following table sets forth the compensation paid or accrued by us during the years ended December 28, 2007 and December 29, 2006 for our named executive officers.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)[1]	Option Awards ($)[1]	Non-Equity Incentive Compensation ($)[2]	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Raymond J. Milchovich *Chairman and Chief Executive Officer*	2007	$ 992,250	$500,000 [3]	$ 1,781,166	$ 1,716,645	$ 1,984,500	$ 231 [4]	$ 60,856 [5]	$ 7,035,648
	2006	$ 945,000	$ -	$ 3,649,435	$ 3,193,745	$ 1,890,000	$ 398 [4]	$ 909,729 [6]	$ 10,588,307
Franco Baseotto[7] *Executive Vice President, Chief Financial Officer and Treasurer*	2007	$ 287,194	$ -	$ 93,665	$ 77,774	$ 331,970	$ -	$ 78,661 [8]	$ 869,264
Peter J. Ganz *Executive Vice President, General Counsel and Secretary*	2007	$ 446,250	$ -	$ 134,507	$ 114,122	$ 624,750	$ -	$ 34,103 [9]	$ 1,353,732
	2006	$ 425,000	$ -	$ 296,410	$ 324,859	$ 595,000	$ -	$ 33,792 [10]	$ 1,675,061
Umberto della Sala[7] *President and Chief Operating Officer*	2007	$ 516,189	$ -	$ 256,644	$ 214,198	$ 828,765	$ -	$ 376,960 [11]	$ 2,192,756
	2006	$ 463,658	$ -	$ 685,942	$ 1,241,329	$ 676,596	$ -	$ 1,190,742 [12]	$ 4,258,267
David Wardlaw[13] *Vice President, Project Risk Management Group*	2007	$ 290,558	$ -	$ 29,986	$ 25,454	$ 230,569	$ 185,764 [14]	$ 95,581 [15]	$ 857,912
John T. La Duc *Former Executive Vice President and Chief Financial Officer*	2007	$ 360,755	$ -	$ 108,467	$ 91,861	$ 485,716	$ -	$ 99,611 [16]	$ 1,146,410
	2006	$ 470,960	$ -	$ 457,132	$ 250,675	$ 565,152	$ -	$ 33,944 [17]	$ 1,777,363

(1) Represents the compensation expense of restricted shares and restricted share units for the Stock Awards column and stock option awards for the Option Awards column recognized in our consolidated financial statements for the reporting period, including compensation expenses associated with grants that were made in prior years, in accordance with SFAS No. 123R. The compensation cost shown for restricted shares and restricted share units is based on the closing price of our common shares on the date of grant, and the compensation cost shown for stock option awards is based on the fair value determined using the Black-Scholes option-pricing model on the date of grant. For more information on our valuation methodology, refer to the following parts of our Annual Report on Form 10-K for the fiscal year ended December 28, 2007: Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations—Application of Critical Accounting Estimates," and Note 1, "Summary of Significant Accounting Policies—Share-Based Compensation Plans," and Note 12, "Share-Based Compensation Plans" to our Consolidated Financial Statements included within Item 8, "Financial Statements and Supplementary Data." These values do not include any discount for possible forfeitures, pursuant to SEC rules.

(2) Represents short-term incentive compensation amounts earned for fiscal years 2007 and 2006 that were paid or payable in fiscal years 2008 and 2007, respectively, in accordance with the Foster Wheeler Annual Executive Short-term Incentive Plan, as amended and restated effective January 1, 2006. The basis for determining short-term incentive compensation is discussed in greater detail under the section entitled "Compensation Discussion and Analysis—Short-Term Incentive Compensation."

(3) The Board awarded a one-time, discretionary bonus in the amount of $500,000 to Mr. Milchovich in recognition of Mr. Milchovich's contributions to our outstanding performance in 2007. See "Compensation Discussion and Analysis—Short Term Incentive Compensation—Bonus Awarded to Chief Executive Officer" for more information.

(4) Represents the aggregate change in the actuarial present value of the benefits payable under the U.S. defined benefit pension plan. Under the U.S. pension plan, retirement benefits are primarily a function of both years of service and level of compensation. The U.S. pension plan is frozen to new entrants and additional benefit accruals, and is noncontributory. See "Pension Benefits for the Year Ended December 28, 2007" for more information.

(5) Mr. Milchovich received grossed-up payments of $5,387 for tax preparation fees and $21,231 for estate planning services. Mr. Milchovich also received a $13,500 match on his employee 401(k) contribution and a $19,630 car allowance. We pay an annual premium of $1,108 for an $800,000, 10-year renewable term life insurance policy for the benefit of Mr. Milchovich's beneficiaries as long as Mr. Milchovich is an employee.

(6) Mr. Milchovich received grossed-up payments of $13,558 for country club membership fees and dues and $3,481 for tax preparation fees. Mr. Milchovich also received a $13,200 match on his employee 401(k) contribution and a $12,382 car allowance. We pay an annual premium of $1,108 for an $800,000, 10-year renewable term life insurance policy for the benefit of Mr. Milchovich's beneficiaries as long as Mr. Milchovich is an employee. Pursuant to an amendment to Mr. Milchovich's Employment Agreement dated January 22, 2003 (which amendment expressly was not superseded by his August 11, 2006 Employment Agreement), whereby we agreed to monetize his non-qualified retirement benefit, Mr. Milchovich also received the final four payments of $216,500, totaling $866,000, pursuant to this arrangement in 2006.

(7) Messrs. Baseotto and della Sala are employed in Italy and, therefore, their compensation is paid in euros. The figures in the Salary and All Other Compensation columns were converted to U.S. dollars using the exchange rate on the dates of payment. The figures in the Non-Equity Incentive Compensation column were converted to U.S. dollars using the exchange rate on the date the short-term incentive compensation grant was approved by the Compensation Committee as the payment to Messrs. Baseotto and della Sala will be made subsequent to the filing of this proxy statement with the SEC.

(8) Mr. Baseotto received a $47,946 contribution to his private defined contribution pension account pursuant to the National Contract (as described under "Employment Agreements—Employment Agreements for Franco Baseotto—Italian Law and National Contract"). Mr. Baseotto also received a $5,165 allocation to a severance accrual account. Pursuant to Italian law and the National Contract, employers must accrue annually the equivalent of an employee's annual base salary divided by 13.5 throughout the employment relationship. The severance accrual account represents amounts to be paid as mandatory severance indemnity compensation to Mr. Baseotto upon termination of his employment with us for any reason. In July 2008, Mr. Baseotto will be relocating from Italy to the United States. Until such time, we have agreed to provide to Mr. Baseotto housing including basic living expenses, a vehicle and reimbursement of travel costs between the United States and Italy for him and/or his family. In 2007, we paid $20,760 to provide housing including basic living expenses for Mr. Baseotto and we paid $2,388 to furnish a vehicle for Mr. Baseotto. We also reimbursed Mr. Baseotto $2,402 for travel costs between Italy and the United States for him and his family.

(9) Mr. Ganz received a grossed-up payment of $973 for tax preparation fees. Mr. Ganz also received a $13,500 match on his employee 401(k) contribution and a $19,630 car allowance.

(10) Mr. Ganz received a grossed-up payment of $962 for tax preparation fees. Mr. Ganz also received a $13,200 match on his employee 401(k) contribution and a $19,630 car allowance.

(11) Mr. della Sala received a $91,874 contribution to his private defined contribution pension account pursuant to the National Contract (as described under "Employment Agreements—Employment Agreements for Umberto della Sala—Present Agreement – Italian Law and National Contract"). Mr. della Sala also received a $12,480 allocation to a severance accrual account. Pursuant to Italian law and the National Contract, employers must accrue annually the equivalent of an employee's annual base salary divided by 13.5 throughout the employment relationship. The severance accrual account represents amounts to be paid as mandatory severance indemnity compensation to Mr. della Sala upon termination of his employment with us for any reason. In June 2006, Mr. della Sala made, pursuant to Italian law, an irrevocable election to freeze his pension benefits in the governmental pension program and to have our statutorily required governmental pension fund contributions paid directly to him rather than to the appropriate Italian government agency. Mr. della Sala received $272,606 for 2007 under this arrangement. Beginning January 1, 2008, the Italian law permitting the payments to Mr. della Sala expired and the payments are now made to the appropriate Italian government agency.

(12) Mr. della Sala received a $40,907 contribution to his private defined contribution pension account pursuant to the National Contract (as described under "Employment Agreements—Employment Agreements for Umberto della Sala—Present Agreement – Italian Law and National Contract"). Mr. della Sala also received a $32,602 allocation to a severance accrual account. Pursuant to Italian law and the National Contract, employers must accrue annually the equivalent of an employee's annual base salary divided by 13.5 throughout the employment relationship. The severance accrual account represents amounts to be paid as mandatory severance indemnity compensation to Mr. della Sala upon termination of his employment with us for any reason. In June 2006, Mr. della Sala made, pursuant to Italian law, an irrevocable election to freeze his pension benefits in the governmental pension program and to have our statutorily required governmental pension fund contributions paid directly to him rather than to the appropriate Italian government agency. Mr. della Sala received $1,117,233 for 2006 under this arrangement.

(13) Mr. Wardlaw is employed in the United Kingdom and, therefore, his compensation is paid in pounds sterling. The figures in the Salary, Non-Equity Incentive Compensation and All Other Compensation columns were converted to U.S. dollars using the exchange rate on the dates of payment.

(14) Represents the aggregate change in the actuarial present value of the benefits payable under the U.K. defined benefit pension plan. Under the U.K. pension plan, retirement benefits are primarily a function of both years of service and level of compensation. The U.K. pension plan, which is closed to new entrants, is contributory. See "Pension Benefits for the Year Ended December 28, 2007" for more information.

(15) We paid $92,337 to furnish a car for Mr. Wardlaw. We have agreed to furnish a new car for Mr. Wardlaw after the lesser of four years or 80,000 driven miles. We also paid Mr. Wardlaw an allowance of $3,244 for petroleum costs.

(16) Mr. La Duc's tenure as our Executive Vice President and Chief Financial Officer ended upon his retirement effective August 13, 2007. Mr. La Duc received a grossed-up payment of $1,894 for tax preparation fees and $18,177 for estate planning services. In addition, we paid $11,815 to lease and insure a car for Mr. La Duc and a $10,125 match on his employee 401(k) contribution. We also paid a total of $57,600 to Mr. La Duc pursuant to the terms of a Consulting Agreement we entered into with him, dated as of September 1, 2007.

(17) Mr. La Duc received a grossed-up payment of $2,199 for tax preparation fees. In addition, we paid $18,545 to lease and insure a car for Mr. La Duc and a $13,200 match on his employee 401(k) contribution.

Grants of Plan-Based Awards for the Year Ended December 28, 2007

The following table sets forth the plan-based awards granted to our named executive officers during the year ended December 28, 2007. All restricted share unit and stock option information has been adjusted for the 2-for-1 share split, which was effected on January 22, 2008.

Name	Grant Date	Compensation Committee Action Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards [1] Threshold ($)	Target ($)	Maximum ($)	All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh) [2]	Grant Date Fair Value of Stock and Option Awards ($) [3]
Raymond J. Milchovich [4]	-	-	$ 694,575	$ 992,250	$ 1,984,500				
Franco Baseotto	-	-	$ 116,189	$ 165,985	$ 331,970				
	11/15/07	11/6/07				4,070 [5]	9,478 [6]	$ 70.950	$ 537,469
	8/15/07	8/7/07				1,116 [7]	2,738 [8]	$ 47.660	$ 96,422
	3/7/07	3/7/07				2,098 [9]	4,876 [10]	$ 28.495	$ 108,933
Peter J. Ganz	-	-	$ 218,663	$ 312,375	$ 624,750				
	11/15/07	11/6/07				5,496 [5]	12,800 [6]	$ 70.950	$ 725,813
Umberto della Sala [11]	-	-	$ 290,068	$ 414,383	$ 828,765				
	3/7/07	3/7/07				7,614 [9]	17,692 [10]	$ 28.495	$ 395,296
David Wardlaw	-	-	$ 80,699	$ 115,285	$ 230,569				
	11/15/07	11/6/07				1,392 [5]	3,246 [6]	$ 70.950	$ 183,937
John T. La Duc [12]	-	-	$ 170,001	$ 242,858	$ 485,716				

(1) Represents the possible payout for each named executive officer under the STI Plan if the threshold, target or maximum goals are satisfied, as further described under "Compensation Discussion and Analysis—Short-Term Incentive Compensation."

(2) The exercise price of the stock options was determined using the closing price on the grant date.

(3) Represents the grant date fair value of awards of restricted share units or stock options granted under the LTI Plan. Such awards have been valued in this table in accordance with SFAS No. 123R. The value shown for restricted shares and restricted share units is based on the closing price of our common shares on the date of grant, and for stock options is based on the fair value determined using the Black-Scholes option-pricing model on the date of grant. For more information on our valuation methodology, refer to the following parts of our Annual Report on Form 10-K for the fiscal year ended December 28, 2007: Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations—Application of Critical Accounting Estimates," and Note 1, "Summary of Significant Accounting Policies—Share-Based Compensation Plans," and Note 12, "Share-Based Compensation Plans" to our Consolidated Financial Statements included within Item 8, "Financial Statements and Supplementary Data." These values do not include any discount for possible forfeitures, pursuant to SEC rules.

(4) On August 11, 2006, we granted stock options to purchase 560,080 shares and 248,940 restricted shares to Mr. Milchovich pursuant to the terms of his 2006 employment agreement. These grants were front-loaded for a three-year period. Therefore, no additional equity award grants were made to him in fiscal 2007.

(5) The Compensation Committee and the full Board approved, pursuant to the LTI Plan, the award of restricted share units on November 15, 2007. One-third of the restricted share units vests on December 31, 2008, one-third vests on December 31, 2009 and the remaining one-third vests on December 31, 2010. The restricted share units do not have voting or dividend rights until they vest and are settled in common shares.

(6) The Compensation Committee and the full Board approved, pursuant to the LTI Plan, the award of non-statutory stock options to purchase shares of common stock on November 15, 2007. The stock options expire on December 31, 2012. One-third of the stock options vests on December 31, 2008, one-third vests on December 31, 2009 and the remaining one-third vests on December 31, 2010.

(7) The Compensation Committee and the full Board approved, pursuant to the LTI Plan, the award of restricted share units on August 15, 2007. One-third of the restricted share units vested on December 31, 2007, one-third vests on December 31, 2008 and the remaining one-third vests on December 31, 2009. The restricted share units do not have voting or dividend rights until they vest and are settled in common shares.

(8) The Compensation Committee and the full Board approved, pursuant to the LTI Plan, the award of non-statutory stock options to purchase shares of common stock on August 15, 2007. The stock options expire on December 31, 2011. One-third of the stock options vested on December 31, 2007, one-third vests on December 31, 2008 and the remaining one-third vests on December 31, 2009.

(9) The Compensation Committee and the full Board approved, pursuant to the LTI Plan, the award of restricted share units on March 7, 2007. One-third of the restricted share units vested on December 31, 2007, one-third vests on December 31, 2008 and the remaining one-third vests on December 31, 2009. The restricted share units do not have voting or dividend rights until they vest and are settled in common shares.

(10) The Compensation Committee and the full Board approved, pursuant to the LTI Plan, the award of non-statutory stock options to purchase shares of common stock on March 7, 2007. The stock options expire on December 31, 2011. One-third of the stock options vested on December 31, 2007, one-third vests on December 31, 2008 and the remaining one-third vests on December 31, 2009.

(11) In March 2008, Mr. della Sala received a grant of restricted share units having an economic value of €2,972,000, which equaled 80,254 restricted share units, and stock options having an economic value of €2,972,000, which equaled options to purchase an aggregate of 194,431 common shares, pursuant to the terms of the employment agreement entered into by Foster Wheeler Ltd. and Mr. della Sala, effective March 1, 2008.

(12) The possible payouts to Mr. La Duc under the STI Plan have been pro-rated based upon the number of days that he was employed in fiscal 2007.

Employment Agreements

The following discussion summarizes our employment agreements with our named executive officers. Please refer to the section entitled, "Indemnification of Directors and Officers," for more information related to indemnification of our directors and officers.

Restricted share, restricted share unit and stock option information in the following discussion has been adjusted for the 1-for-20 reverse share split, which was approved by our shareholders on November 29, 2004, and the 2-for-1 share split, which was effected on January 22, 2008.

Employment Agreement for Raymond J. Milchovich

We entered into an employment agreement with Mr. Milchovich on August 11, 2006, which was amended on each of January 30, 2007 and February 27, 2007. The term of this employment agreement commenced on August 11, 2006 and will end on the earlier of (i) the third anniversary of the effective date and (ii) such earlier date on which the agreement is terminated pursuant to its terms. The term will be automatically extended for one year on the third anniversary of the effective date and upon each anniversary of the effective date thereafter unless either we or Mr. Milchovich have given written notice of non-extension to the other at least ninety days prior to the end of the applicable term. Mr. Milchovich currently serves as our Chairman and Chief Executive Officer. Mr. Milchovich is entitled to a base salary, which the Compensation Committee will review on each anniversary date and determine if, and by how much, the base salary should be increased. Mr. Milchovich's current base salary is $1,031,940.

Mr. Milchovich's employment agreement establishes an annual short-term incentive compensation target equal to 100% of his base salary, which will be payable should we achieve 100% of our target objectives for that fiscal year, as approved by the Compensation Committee. If we achieve target objectives in a particular year significantly in excess of our expectations for the year, annual short-term incentive compensation may be increased to 200% of base salary. If Mr. Milchovich's employment with us terminates during a fiscal year, his annual short-term incentive compensation for that year will be prorated for the actual number of days of his employment with us for that year.

On the effective date of the employment agreement, Mr. Milchovich received restricted shares with an economic value as of the grant date equal to approximately $4,987,500, which equaled 248,940 restricted shares. Mr. Milchovich also received stock options to purchase common shares with an economic value as of the grant date equal to approximately $4,987,500, which equaled options to purchase an aggregate of 560,080 common shares. The restricted shares and the stock options were each granted under the LTI Plan. The restricted shares and the stock options vest in one-third increments on August 11, 2007, August 11, 2008 and August 11, 2009.

During the term of his employment agreement, Mr. Milchovich will be entitled to participate in those employee pension benefits plans, group insurance, medical, dental, disability and other benefit plans and other similar programs as from time to time in effect and made available to our senior management generally. However, Mr. Milchovich will not be entitled to participate in any non-tax qualified defined benefit or defined contribution plan offered by us or in any split-dollar management life insurance program. Mr. Milchovich is entitled to an annual five-week paid vacation period. We also pay the annual premium on a supplemental term life insurance policy. Mr. Milchovich's employment agreement also provides that we will provide him the following perquisites:

- an annual physical examination;
- home office equipment and associated services for business use in his homes;
- reasonable security measures, should his personal security become an issue, subject to the approval of the Compensation Committee;
- an annual reimbursement for the reasonable fees associated with financial planning and income tax advice and document preparation; and
- an allowance for an automobile.

If on the last date on which a stock option may be exercised or on the last date on which restricted shares may be sold under the terms of the employment agreement applicable law would preclude Mr. Milchovich from exercising or selling such stock options or restricted shares, the expiration of the applicable exercise and sale periods will be tolled and extended until the last trading day that is 30 days following the date upon which the exercise or sale of the stock options or restricted shares would first no longer violate applicable laws.

Mr. Milchovich has agreed to keep confidential all non-public information regarding us that he receives during the term of his employment. He also agreed that, upon termination for any reason, he will not, directly or indirectly, provide services to any of our competitors for one year after termination.

In addition to any rights to indemnification to which Mr. Milchovich is entitled under our charter and by-laws, to the extent permitted by applicable law, we will indemnify him at all times during and after the term of his employment agreement, and, to the maximum extent permitted by law, will pay his expenses in connection with any threatened or actual action, suit or proceeding in relation to us. A similar provision from his prior employment agreement was expressly not superseded by his present agreement.

Mr. Milchovich's employment agreement also contains certain terms and benefits related to the termination of Mr. Milchovich's employment, as described in "Termination and Change in Control Payments."

Employment Agreements for Franco Baseotto

Italian Law and National Contract

FWCE has entered into a letter agreement with Mr. Baseotto, who serves as an executive officer, providing that he is to serve as a "Manager" under Italian law. The terms of Mr. Baseotto's employment mandated by Italian law and the National Contract are not specific to our company. Pursuant to the provisions of the National Contract, Mr. Baseotto:

- receives his yearly salary in 13 installments;
- is not subject to working time schedules or overtime rules;
- is entitled to 29.2 working days of vacation per year;
- for permissible reasons, is entitled to an unpaid leave period;
- in case of illness, is entitled to maintain his position for a consecutive period of up to 12 months, during which he will receive his full salary (with the cost being fully borne by the employer);
- is entitled to insurance coverage for on- and off-duty accidents, including death; and
- is entitled to indemnification for any civil liabilities incurred by him in the performance of his employment activities except in the case of gross negligence or willful misconduct.

The National Contract also contains certain terms and benefits related to the termination of Mr. Baseotto's employment, as described in "Termination and Change in Control Payments."

Supplemental Employment Agreement

On November 12, 2007, we and FWCE entered into a supplemental employment agreement with Mr. Baseotto. The supplemental agreement supplements Mr. Baseotto's Italian employment arrangements with an additional employment arrangement comparable to that provided to our other executive officers.

Mr. Baseotto's supplemental agreement will be effective as long as he is employed by FWCE. During the term of his employment, and for one year thereafter, Mr. Baseotto is prohibited from providing services to, or being a shareholder of, a competitor of ours and, for two years thereafter, from calling upon any person who is, as of his date of termination of employment, engaged in any activity on behalf of us or is a customer of ours for the purpose or with the intent of enticing that person to cease such activity on behalf of us or to cease doing business with us.

Mr. Baseotto has agreed to keep confidential all non-public information regarding us that he receives during the term of his employment. He also agreed that, upon termination for any reason, he will not, directly or indirectly, provide services to any of our competitors for one year after termination. He has also agreed that, until the second anniversary of his termination, he will not solicit any of our employees or customers.

In addition, at all times during and after the term of the supplemental agreement, we have agreed to indemnify Mr. Baseotto and pay any expenses in connection with any threatened or actual suit to which he is or may be a party as a result of being an officer, director or employee of us or any of our subsidiaries.

Mr. Baseotto's supplemental agreement also contains certain terms and benefits related to the termination of Mr. Baseotto's employment, as described in "Termination and Change in Control Payments."

Employment Agreement for Peter J. Ganz

Mr. Ganz entered into an employment agreement with us effective October 10, 2005 and amended on October 6, 2006, which agreement terminates upon the occurrence of his death, physical or mental disability, notice of termination for cause, resignation for good reason, termination without cause, or voluntary resignation. Under the agreement, Mr. Ganz serves as our Executive Vice President and General Counsel and is to perform duties consistent with this position. Mr. Ganz was subsequently elected as our Secretary on May 9, 2006. Mr. Ganz is entitled to a base salary to be reviewed by us on each anniversary date or another appropriate date when the salaries of executives at the executive's level are normally reviewed. Mr. Ganz's current base salary under the agreement is $464,100.

For purposes of the agreement, "cause" means (i) conviction of a felony, (ii) actual or attempted theft or embezzlement of our assets, (iii) use of illegal drugs, (iv) material breach of the employment agreement that has not been cured within thirty days after we give written notice of the breach, (v) commission of an act of moral turpitude that in our board's judgment can reasonably be expected to have an adverse effect on our business, reputation or financial situation or the ability to perform his duties, (vi) gross negligence or willful misconduct in performance of his duties, (vii) breach of fiduciary duty to us or (viii) willful refusal to perform the duties of his position. "Good reason" means without Mr. Ganz's consent: (i) material diminution in title, duties, responsibilities or authority, (ii) reduction of base salary and benefits except for across-the-board changes for executives at his level, (iii) exclusion from executive benefit/compensation plans, (iv) relocation of his principal business location of greater than fifty miles, (v) material breach of the employment agreement that we have not cured within thirty days after he has given us written notice of the breach or (vi) resignation in compliance with applicable law or rules of professional conduct.

Mr. Ganz's employment agreement provides for an annual short-term incentive compensation target of 70% of base salary up to a maximum of 210% of base salary based upon targeted business objectives as established by the Chief Executive Officer. Mr. Ganz received a signing bonus in the amount of $500,000 on October 10, 2005. On October 6, 2006, we and Mr. Ganz entered into an amendment to his employment agreement. Pursuant to the amendment, Mr. Ganz's maximum annual short-term incentive compensation target was set at two times his Short-Term Incentive Target Percentage Opportunity, which is described in more detail under "Compensation Discussion and Analysis—Short-Term Incentive Compensation."

The agreement also provides eligibility for annual stock option grants as determined by the Compensation Committee of the Board, a grant of restricted stock valued at $521,645 based on the closing price of the common shares on October 7, 2005, which amounted to 34,832 restricted common shares, and a grant of options for 104,330 common shares at an exercise price equal to the average of the high and low market prices for our common shares on October 7, 2005. One-third of the restricted shares vested on December 31, 2005 and the remainder vested on December 31, 2006. The options have a term of three years and expire on October 9, 2008. One-third of the stock options vested on December 31, 2005 and the remainder vested on December 31, 2006. Commencing in 2007, Mr. Ganz is entitled annually to long-term incentive awards equal to 1.5 times his base salary, the form and conditions of which will be established by the Compensation Committee.

Mr. Ganz is entitled to an annual five-week paid vacation period. Mr. Ganz is also entitled to the following perquisites and benefits:

- those defined benefit, defined contribution, group insurance, medical, dental, disability and other benefits plans as from time to time in effect and on a basis no less favorable than any other executive at his level;
- an allowance for an automobile;
- annual financial planning services;
- reimbursement on a one-time basis for legal expense associated with estate planning;
- a facsimile machine for use at home; and
- an annual physical examination.

Mr. Ganz is covered by our Change in Control Agreement as in effect from time to time for executives at his level. A description of this agreement is below. Any amounts or benefits payable, paid or provided to him under such agreement will be in lieu of and not in addition to amounts or benefits payable or provided under his employment agreement.

Mr. Ganz has agreed to keep confidential all non-public information regarding us that he receives during the term of his employment. He also agreed that, upon termination for any reason, he will not, directly or indirectly, provide services to any of our competitors for one year after termination. He has also agreed that, until the second anniversary of his termination, he will not solicit any of our employees or customers.

In addition to any rights to indemnification to which Mr. Ganz is entitled under our charter and by-laws, to the extent permitted by applicable law, we will indemnify him at all times during and after the term of his employment agreement, and, to the maximum extent permitted by law, will pay his expenses in connection with any threatened or actual action, suit or proceeding in relation to us.

Mr. Ganz's employment agreement also contains certain terms and benefits related to the termination of Mr. Ganz's employment, as described in "Termination and Change in Control Payments."

Employment Agreements for Umberto della Sala

Prior Agreement – Italian Law and National Contract

As of December 28, 2007, our arrangements with Mr. della Sala, who serves as an executive officer, were governed by a letter agreement between FWCE and him providing that he serves as a "Manager" under Italian law. Substantially all terms of Mr. della Sala's employment were mandated by Italian law and the National Contract, which is not specific to our company.

March 2008 Revisions

Effective March 1, 2008, we, FWCE and Mr. della Sala agreed to terminate the above-described letter agreement and to revise his employment arrangements as described below.

Present Agreement – Italian Law and National Contract

Mr. della Sala's revised arrangements with FWCE, effective as of April 1, 2008, are as follows:

The arrangements are governed by a revised agreement providing that he serves as a "Manager" under Italian law. His base salary with FWCE is €195,000 and the revised agreement expires by its own terms on December 31, 2011. Substantially all terms of Mr. della Sala's employment with FWCE remain mandated by Italian law and the National Contract, which is not specific to our company. Pursuant to the provisions of the National Contract, Mr. della Sala:

- receives his yearly salary in 13 installments;
- is not subject to working time schedules or overtime rules;
- is entitled to 29.2 working days of vacation per year;
- for permissible reasons, is entitled to an unpaid leave period;
- in case of illness, is entitled to maintain his position for a consecutive period of up to 12 months, during which he will receive his full salary (with the cost being fully borne by the employer);
- is entitled to insurance coverage for on- and off-duty accidents, including death; and
- is entitled to indemnification for any civil liabilities incurred by him in the performance of his employment activities except in the case of gross negligence or willful misconduct.

Mr. della Sala has agreed to keep confidential all non-public information regarding us that he receives during the term of his employment. He also agreed that, upon termination for any reason, he will not, directly or indirectly, provide services to any of our competitors for one year after termination. He has also agreed that, until the second anniversary of his termination, he will not solicit any of our employees or customers.

The National Contract also contains certain terms and benefits related to the termination of Mr. della Sala's employment, as described in "Termination and Change in Control Payments."

Present Agreement – Employment Agreement with Foster Wheeler Ltd.

Mr. della Sala's new agreement with Foster Wheeler Ltd., effective as of March 1, 2008, provides as follows:

Mr. della Sala's agreement terminates upon the earlier of December 31, 2011 or the occurrence of his death, physical or mental disability, notice of termination for cause, resignation for good reason, termination without cause, or voluntary resignation. Under the agreement, Mr. della Sala serves as our President and Chief Operating Officer. Mr. della Sala is entitled to a base salary of €346,000, to be increased to €391,000 on January 1, 2009 and to thereafter be reviewed by us on each January 1 or another appropriate date when the salaries of executives at the executive's level are normally reviewed.

For purposes of the agreement, "cause" means (i) conviction of a felony, (ii) actual or attempted theft or embezzlement of our assets, (iii) use of illegal drugs, (iv) material breach of the employment agreement that has not been cured within thirty days after we give written notice of the breach, (v) commission of an act of moral turpitude that in our board's judgment can reasonably be expected to have an adverse effect on our business, reputation or financial situation or the ability to perform his duties, (vi) gross negligence or willful misconduct in performance of his duties, (vii) breach of fiduciary duty to us, (viii) willful refusal to perform the duties of his position, or (ix) a material violation of our Code of Business Conduct and Ethics. "Good reason" means a material negative change in the employment relationship without Mr. della Sala's consent as evidenced by among other things: (i) material diminution in title, duties, responsibilities or authority, (ii) reduction of base salary and benefits except for across-the-board changes for executives at his level, (iii) exclusion from executive benefit/compensation plans, (iv) relocation of his principal business location of greater than fifty miles, (v) material breach of the employment agreement, (vi) resignation in compliance with applicable law or rules of professional conduct or (vii) termination without cause by FWCE of his employment agreement with FWCE, in each case subject to Mr. della Sala having given us notice of the event within 90 days of its occurrence and our having failed to cure same within the following 30 days.

Mr. della Sala's employment agreement provides for an annual short-term incentive compensation target of 120% of base salary up to a maximum of 240% of base salary based upon targeted business objectives as established by our Board of Directors or Compensation Committee.

The agreement also provides for a grant of restricted share units having an economic value of €2,972,000 and of options having an economic value of €2,972,000, with the grant to be made during the first open trading window subsequent to the effectiveness of the agreement. In March 2008, we granted Mr. della Sala 80,254 restricted share units and options to purchase an aggregate of 194,431 common shares as required under the agreement. One-fourth of the units and options vest on each of December 31, 2008, December 31, 2009, December 31, 2010 and December 31, 2011. The options have a term of five years.

Mr. della Sala is also entitled to the following perquisites and benefits:

- to the extent he is or becomes eligible, those defined benefit, defined contribution, group insurance, medical, dental, disability and other benefits plans as from time to time in effect and on a basis no less favorable than any other executive at his level;
- annual financial planning services, up to $5,000 annually;
- reimbursement on a one-time basis for expense associated with estate planning, up to $10,000 in the aggregate;
- home office equipment, up to $5,000 annually; and
- an annual physical examination.

Mr. della Sala will receive a €44,000 "make whole" payment relating to the period between January 1, 2008 and the effective dates of his new Italian and Foster Wheeler Ltd. agreements.

Mr. della Sala has agreed to keep confidential all information regarding us that he receives during the term of his employment. He also agreed that, upon termination for any reason, he will not, directly or indirectly, provide services to any of our competitors for one year after termination. He has also agreed that, until the second anniversary of his termination, he will not solicit any of our employees or customers.

In addition to any rights to indemnification to which Mr. della Sala is entitled under our charter and by-laws, to the extent permitted by applicable law, we will indemnify him at all times during and after the term of his employment agreement, and, to the maximum extent permitted by law, will pay his expenses in connection with any threatened or actual action, suit or proceeding in relation to us.

Mr. della Sala's employment agreement also contains certain terms and benefits related to the termination of Mr. della Sala's employment, as described in "Termination and Change in Control Payments."

Employment Agreement for David Wardlaw

Foster Wheeler Energy Limited, or FWEL, one of our subsidiaries, entered into an employment agreement with Mr. Wardlaw on November 28, 2002. Under the employment agreement, Mr. Wardlaw has agreed to perform such duties as may be assigned to him by FWEL and as are consistent with his position. Mr. Wardlaw is entitled to a base salary which will be reviewed annually. His current base salary is £152,348. In addition, Mr. Wardlaw is eligible to participate in the STI plan.

Except in the case of gross misconduct, FWEL has agreed to provide Mr. Wardlaw twelve months notice of termination. Mr. Wardlaw has agreed to provide FWEL with six months notice of termination by him. During the notice period, Mr. Wardlaw has agreed to perform some or all of his duties, as determined by FWEL, and not to take on other employment. FWEL is permitted to provide equivalent compensation to Mr. Wardlaw in lieu of the required notice period described above.

FWEL is entitled to immediately terminate the employment agreement if Mr. Wardlaw (i) commits any act of gross misconduct or repeats or continues any other serious breach of his obligations under the employment agreement after receiving a written warning, (ii) is guilty of any conduct which in the reasonable opinion of the board of directors of FWEL brings Mr. Wardlaw or FWEL into disrepute, (iii) is convicted of a criminal offense, except for minor traffic offenses, (iv) is incapable of performing his duties as a result of the use of alcohol or drugs, (v) fails to perform his duties in accordance with FWEL's policies and procedures, (vi) commits an act of dishonesty relating to FWEL, any of its employees or otherwise, (vii) becomes bankrupt or makes certain arrangements with his creditors, or (viii) is unable for 26 consecutive weeks, or an aggregate of 26 weeks in a 52-week period, to perform his duties as a result of sickness or injury.

In addition, the employment agreement will terminate automatically (i) upon Mr. Wardlaw reaching his 60th birthday, unless he and FWEL agree otherwise, (ii) if Mr. Wardlaw becomes prohibited by law from being a director, (iii) if Mr. Wardlaw resigns his position, or (iv) if FWEL vacates Mr. Wardlaw's position in its Articles of Association.

Mr. Wardlaw is entitled to an annual five-week paid vacation period, as well as five additional service related days. Upon termination of his employment, Mr. Wardlaw is entitled to receive compensation for unused vacation time, unless the termination results from gross misconduct. Mr. Wardlaw is also entitled to the following perquisites and benefits:

- participation in FWEL's medical benefits, long-term disability and pension programs;
- an allowance for an automobile;
- insurance coverage during working hours and work-related travel; and
- an annual physical examination.

Mr. Wardlaw has agreed to keep confidential all non-public information regarding us and our affiliated companies that he receives during the term of his employment. Mr. Wardlaw has also agreed not to be directly or indirectly engaged or interested in any competitor of FWEL during his employment and for six months following the termination of his employment and, for twelve months following the termination of his employment, not to solicit certain of our employees or customers or the employees or customers of any of our affiliated companies.

Pursuant to the employment agreement, FWEL is entitled to make reasonable changes to the terms and conditions of Mr. Wardlaw's employment, subject to a notice requirement in the case of any significant changes.

Employment Agreement for John T. La Duc

Mr. La Duc entered into an employment agreement with us effective April 14, 2004, which was amended on October 6, 2006 and January 30, 2007. As amended, the employment agreement expired with his retirement on August 13, 2007. Mr. La Duc served as our Executive Vice President and Chief Financial Officer and performed such duties consistent with the position. Pursuant to the terms of the agreement, Mr. La Duc was entitled to a base salary, which we reviewed on each anniversary date or other appropriate date when the salaries of executives at the executive's level were normally reviewed. Mr. La Duc's base salary was $489,798.

Mr. La Duc's original employment agreement provided for an annual short-term incentive compensation target equal to 60% of his base salary up to a maximum of 180% of his base salary based upon targeted business objectives as established by the Chief Executive Officer. Mr. La Duc received a signing bonus in the amount of $166,250 on April 14, 2004. On October 6, 2006, we and Mr. La Duc entered into an amendment to his employment agreement. Pursuant to the amendment, Mr. La Duc's maximum annual short-term incentive compensation target was set at two times his Short-Term Incentive Target Percentage Opportunity, which is described in more detail under "Compensation Discussion and Analysis—Short-Term Incentive Compensation."

Pursuant to the January 30, 2007 amendment, effective January 1, 2007, Mr. La Duc's annual short-term incentive compensation target was changed to 70% of base salary up to a maximum of 140% of base salary, and the amount was pro-rated based upon the number of days that he was employed by us in 2007.

The agreement also provided eligibility for annual stock option grants as determined by the Compensation Committee, restricted shares upon consummation of the equity-for-debt exchange offer (an award of such restricted stock was granted in 2004), and an annual five-week paid vacation period. Mr. La Duc was entitled to the following perquisites and benefits:

- those defined benefit, defined contribution, group insurance, medical, dental, disability and other benefits plans as from time to time in effect and on a basis no less favorable than any other executive at his level;
- an allowance for an automobile;
- annual financial planning services;
- reimbursement on a one-time basis for legal expense associated with estate planning;
- a facsimile machine for use at home; and
- an annual physical examination.

Mr. La Duc was also covered by a change in control agreement as in effect from time to time for executives at his level.

Mr. La Duc has agreed to keep confidential all non-public information regarding us that he received during the term of his employment. He also agreed that he will not, directly or indirectly, provide services to any of our competitors for one year after his termination. He has also agreed that, until the second anniversary of his termination, he will not solicit any of our employees or customers.

In addition to any rights to indemnification to which Mr. La Duc is entitled under our charter and by-laws, to the extent permitted by applicable law, we will indemnify him at all times during and after the term of his employment agreement, and, to the maximum extent permitted by law, will pay his expenses in connection with any threatened or actual action, suit or proceeding in relation to us.

Consulting Agreement with John T. La Duc

Effective September 1, 2007, we entered into a Consulting Agreement with Mr. La Duc, pursuant to which Mr. La Duc provided consulting services to us primarily in the nature of the services he provided us when he was our Executive Vice President and Chief Financial Officer. In consideration for his services, we paid Mr. La Duc a base fee of $14,400 per month. The Consulting Agreement expired by its terms on February 29, 2008.

Outstanding Equity Awards as of December 28, 2007

The following table sets forth the outstanding equity awards for each of our named executive officers as of December 28, 2007. All option and stock award information has been adjusted for the 1-for-20 reverse share split, which was approved by our shareholders on November 29, 2004, and the 2-for-1 share split, which was effected on January 22, 2008.

	Option Awards				Stock Awards	
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[1]
Raymond J. Milchovich	130,000 [2]	-	$ 49.850	10/22/2011	-	$ -
	186,694 [3]	373,386 [3]	$ 21.735	8/11/2011	-	$ -
	-	-	$ -	-	165,960 [4]	$ 12,968,114
Franco Baseotto	50 [5]	-	$ 150.625	4/26/2009	-	$ -
	100 [6]	-	$ 56.875	1/2/2011	-	$ -
	-	6,338 [7]	$ 25.050	12/31/2011	-	$ -
	-	4,876 [8]	$ 28.495	12/31/2011	-	$ -
	-	2,738 [9]	$ 47.660	12/31/2011	-	$ -
	-	9,478 [10]	$ 70.950	12/31/2012	-	$ -
	-	-	$ -	-	2,814 [7]	$ 219,886
	-	-	$ -	-	2,098 [8]	$ 163,938
	-	-	$ -	-	1,116 [9]	$ 87,204
	-	-	$ -	-	4,070 [10]	$ 318,030
Peter J. Ganz	26,082 [11]	-	$ 14.975	10/9/2008	-	$ -
	-	33,402 [7]	$ 25.050	12/31/2011	-	$ -
	-	12,800 [10]	$ 70.950	12/31/2012	-	$ -
	-	-	$ -	-	14,834 [7]	$ 1,159,129
	-	-	$ -	-	5,496 [10]	$ 429,457
Umberto della Sala	200 [12]	-	$ 276.250	1/2/2008	-	$ -
	200 [13]	-	$ 135.000	1/4/2009	-	$ -
	300 [6]	-	$ 56.875	1/2/2011	-	$ -
	40,000 [14]	-	$ 11.600	8/7/2008	-	$ -
	-	36,572 [7]	$ 25.050	12/31/2011	-	$ -
	-	17,692 [8]	$ 28.495	12/31/2011	-	$ -
	-	-	$ -	-	16,240 [7]	$ 1,268,994
	-	-	$ -	-	7,614 [8]	$ 594,958
David Wardlaw	200 [12]	-	$ 276.250	1/2/2008	-	$ -
	200 [13]	-	$ 135.000	1/4/2009	-	$ -
	300 [15]	-	$ 90.000	1/3/2010	-	$ -
	300 [6]	-	$ 56.875	1/2/2011	-	$ -
	-	7,314 [7]	$ 25.050	12/31/2011	-	$ -
	-	3,246 [10]	$ 70.950	12/31/2012	-	$ -
	-	-	$ -	-	3,248 [7]	$ 253,799
	-	-	$ -	-	1,392 [10]	$ 108,771
John T. La Duc	11,702 [16]	-	$ 25.050	8/13/2010	-	$ -

(1) Calculated using our closing share price of $78.14 on December 28, 2007.

(2) Granted on October 22, 2001 as an inducement award as provided by Mr. Milchovich's employment agreement.

(3) Granted on August 11, 2006 under the LTI Plan; one-third vested on August 11, 2007, one-third vests on August 11, 2008 and one-third vests on August 11, 2009.

(4) Granted on August 11, 2006 under the LTI Plan; one-half vests on August 11, 2008 and one-half vests on August 11, 2009.

(5) Granted on April 26, 1999 under the Foster Wheeler Inc. 1995 Stock Option Plan.

(6) Granted on January 2, 2001 under the Foster Wheeler Inc. 1995 Stock Option Plan.

(7) Granted on November 15, 2006 under the LTI Plan; one-third vested on December 31, 2007, one-third vests on December 31, 2008 and one-third vests on December 31, 2009.

(8) Granted on March 7, 2007 under the LTI Plan; one-third vested on December 31, 2007, one-third vests on December 31, 2008 and one-third vests on December 31, 2009.

(9) Granted on August 15, 2007 under the LTI Plan; one-third vested on December 31, 2007, one-third vests on December 31, 2008 and one-third vests on December 31, 2009

(10) Granted on November 15, 2007 under the LTI Plan; one-third vests on December 31, 2008, one-third vests on December 31, 2009 and one-third vests on December 31, 2010.

(11) Granted on October 10, 2005 under the Foster Wheeler Ltd. 2004 Stock Option Plan.

(12) Granted on January 2, 1998 under the Foster Wheeler Inc. 1995 Stock Option Plan.

(13) Granted on January 4, 1999 under the Foster Wheeler Inc. 1995 Stock Option Plan.

(14) Granted on August 8, 2005 under the Foster Wheeler Ltd. 2004 Stock Option Plan.

(15) Granted on January 3, 2000 under the Foster Wheeler Inc. 1995 Stock Option Plan.

(16) Granted on November 15, 2006 under the LTI Plan.

Option Exercises and Stock Vested for the Year Ended December 28, 2007

The following table sets forth the aggregate number of stock options exercised and restricted share/restricted share unit awards that vested for each of our named executive officers during the year ended December 28, 2007. The table also sets forth the value realized on the exercise of stock options (the difference between our closing market common share price on the date of exercise and the option exercise price) and the vesting of restricted shares or restricted share units (our closing market common share price on the date of vesting). The stock options and restricted shares/restricted share units resulted from awards under the Foster Wheeler Inc. 1995 Stock Option Plan, the Foster Wheeler Ltd. 2004 Stock Option Plan, the Foster Wheeler Ltd. Management Restricted Stock Plan, Foster Wheeler Ltd. Omnibus Incentive Plan or inducement restricted stock grants. All option and stock awards information has been adjusted for the 2-for-1 share split, which was effected on January 22, 2008.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Raymond J. Milchovich	1,023,568	$ 35,152,700	82,980	$ 4,280,108
Franco Bascotto	27,402	$ 668,960	17,270	$ 454,934
Peter J. Ganz	52,166	$ 2,311,781	23,222	$ 612,462
Umberto della Sala	350,296	$ 7,956,404	136,168	$ 3,591,322
David Wardlaw	40,942	$ 830,001	27,526	$ 725,102
John T. La Duc (1)	207,272	$ 8,399,844	144,556	$ 3,943,518

(1) Includes 5,196 restricted share units that vested on the date Mr. La Duc's tenure ended with us as a result of his retirement.

Pension Benefits for the Year Ended December 28, 2007

We have a number of qualified defined benefit pension plans for eligible employees. The Foster Wheeler Inc. Salaried Employees Pension Plan provides for benefits determined under either a final average pay formula or a cash balance accrual. Employees as of December 31, 1998 made a one-time election to either continue under the final average pay plan that existed at such time or retain their final average pay accrued benefit as of December 31, 1998 and accrue benefits under the new cash balance formula. Employees hired after December 31, 1998, including Mr. Milchovich, are covered under the cash balance formula only. On May 31, 2003, the Foster Wheeler Inc. Salaried Employees Pension Plan was frozen and no further benefit accruals occurred after that date.

The Foster Wheeler Energy Ltd. Pension Plan provides for benefits determined under a final average pay formula. On January 1, 2003, Foster Wheeler Energy Ltd. Pension Plan was closed to new entrants.

The following table sets forth the service and the value of the pension benefits payable at normal retirement for our named executive officers.

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)[1]	Payments During Last Fiscal Year ($)
Raymond J. Milchovich	Foster Wheeler Inc. Salaried Employees Pension Plan	1	$ 15,399 [2]	$ -
Franco Baseotto	-	-	$ -	$ -
Peter J. Ganz	-	-	$ -	$ -
Umberto della Sala	-	-	$ -	$ -
David Wardlaw	Foster Wheeler Energy Ltd. Pension Plan	28	$ 2,344,293 [3]	$ -
John T. La Duc	-	-	$ -	$ -

(1) Determined using the same actuarial assumptions (except using an assumed retirement age of 65 for Mr. Milchovich and age 60 for Mr. Wardlaw) used in the preparation of our consolidated financial statements. For more information, refer to the following parts of our Annual Report on Form 10-K for the fiscal year ended December 28, 2007: Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations—Application of Critical Accounting Estimates," and Note 8, "Pensions and Other Postretirement Benefits" to our Consolidated Financial Statements included within Item 8, "Financial Statements and Supplementary Data."

(2) Mr. Milchovich's accumulated benefit is determined under a non-contributory cash balance benefit formula. The cash balance account is based on the annual pay credit equal to percentages disclosed in the chart below and interest credited each year is the 12-month average of the 30-year Treasury bond rate for the preceding year. For Mr. Milchovich, the percentage in fiscal 2007 was 6.0%. The cash balance benefit is the actuarial equivalent of the cash balance account at retirement.

Cash balance is based on annual pay credit equal to:

Age Last Birthday as of End of Plan Year	Percentage of Plan Earnings
Under 25	1.5%
25 – 29	2.0%
30 – 34	2.5%
35 – 39	3.0%
40 – 44	4.0%
45 – 49	5.0%
50+	6.0%

(3) Mr. Wardlaw's accumulated benefit is determined using a final salary formula based on an accrual rate of 1.85%. Mr. Wardlaw contributes to the plan at an accrual rate of 7% of base salary.

Termination and Change in Control Payments

Employment Agreement for Raymond J. Milchovich

Pursuant to the terms of Mr. Milchovich's employment agreement dated August 11, 2006 (and as thereafter amended), upon termination of employment, we will pay to, provide to, or allow the retention by, Mr. Milchovich, or his estate or beneficiary, as the case may be, (i) the base salary earned through the date of such termination, (ii) except for termination by us for cause or by Mr. Milchovich without good reason, any earned, but unpaid, annual cash incentive or other incentive awards, (iii) a payment representing his accrued but unpaid vacation, (iv) any vested but not forfeited benefits on the date of such termination under our employee benefit plans in accordance with the terms of such plans, (v) the vested portion of his restricted shares and stock options and (vi) benefit continuation and conversion rights to which he is entitled under our employee benefit plans and his employment agreement.

In addition to those payments and benefits to be paid, provided or retained upon termination, if Mr. Milchovich dies during the term of his employment agreement, the employment agreement will terminate and he will not be entitled to any additional payments or benefits thereunder, except (i) we will make a lump sum cash payment to his estate or beneficiary, as the case may be, within two months following such termination equal to one year of the base salary on the date of such termination, (ii) continuing receipt of the medical benefits provided by us during the twenty-four month period commencing on the date of such termination, and (iii) any granted but unvested stock options or restricted shares granted pursuant to the terms of the employment agreement will become vested.

In addition to those payments and benefits to be paid, provided or retained upon termination, if during the term of his employment agreement Mr. Milchovich becomes physically or mentally disabled, whether totally or partially, such that he is unable to perform his principal services under the employment agreement for a period of not less than 180 consecutive days, we may at any time after the last day of such period terminate the employment agreement and Mr. Milchovich will be entitled to no further payments or benefits under the agreement, except that he will be entitled to receive such payments and benefits as he would have received upon his death, less any payments made to him pursuant to a disability insurance plan maintained by us.

In addition to those payments and benefits to be paid, provided or retained upon termination, if we terminate Mr. Milchovich's employment for cause, the agreement will terminate immediately and (i) he will be entitled to receive no further amounts or benefits under the agreement, except as required by law, (ii) all unvested stock options and restricted shares will be immediately forfeited and (iii) all vested stock options and restricted shares granted pursuant to the terms of the employment agreement will be forfeited on the date which is ninety days following such termination. For purposes of this agreement, "cause" means Mr. Milchovich (i) being convicted of, or pleading guilty or no contest to, a felony (except for motor vehicle violations), (ii) engaging in conduct that constitutes gross misconduct or fraud in connection with the performance of his duties to us, or (iii) materially breaching the employment agreement and not curing such breach within thirty days after we provide written notice of such breach to him.

In addition to those payments and benefits to be paid, provided or retained upon termination, if Mr. Milchovich voluntarily terminates his employment other than for good reason, the exercise period set forth in the option agreement for the stock options granted on August 11, 2006 will be extended to allow him to exercise any vested stock options through the later of (i) the 15th day of the third month following the date the stock options would otherwise have expired or (ii) December 31st of the year in which the stock options would otherwise have expired. Mr. Milchovich will not voluntarily terminate his employment without good reason prior to the date which is thirty days following the date on which he provides written notice to us of such termination.

In addition to those payments and benefits to be paid, provided or retained upon termination, if during the term of the agreement we terminate Mr. Milchovich's employment without cause or if he terminates his employment with good reason, the employment agreement will automatically terminate and he will be entitled to no further payments under the employment agreement, except (i) we will make a lump sum cash payment to him within two months following such termination equal to the sum of (a) 200% of his base salary on the date of such termination and (b) 200% of his annual short-term incentive compensation at target, (ii) continuing receipt of the medical benefits provided by us during the twenty-four month period commencing on the date of such termination, (iii) any granted but unvested stock options or restricted shares granted pursuant to the terms of the employment agreement will become vested and (iv) we will pay the reasonable costs of executive-level career assistance services by a firm designated by him for a period of twelve months following such termination. For purposes of the employment agreement, "good reason" will mean, without Mr. Milchovich's consent, the occurrence of any of the following during the term of his employment agreement: (i) a material change in his position causing it to be of materially less stature or responsibility, or a change in his reporting relationship, but in each case only if we do not cure such change within thirty days after he provides written notice of such change to us, (ii) following a change of control, the relocation of his principal place of employment by more than fifty miles, (iii) we materially breach the employment agreement and do not cure such breach within thirty days after he gives us written notice of such breach or (iv) he is not nominated for election to our Board of Directors or, if elected, is not named as its chairman, or if he is not timely renominated for election to our Board of Directors or is involuntarily removed from the board under circumstances that would not constitute cause or for reasons of his disability.

In addition to those payments and benefits to be paid, provided or retained upon termination, if during the term of Mr. Milchovich's employment agreement we terminate his employment without cause or he terminates his employment with good reason, in each case within the twenty-four month period following a change of control, or if he terminates his employment for any reason within the thirty-day period commencing on the date which is twelve months following a change of control, the employment agreement will automatically terminate and he will be entitled to no further payments or benefits under the agreement, except (i) we will make a lump sum cash payment to him equal to the sum of (a) 300% of his base salary in effect on the date of such termination and (b) 300% of his annual short-term incentive compensation at target, (ii) continuing receipt of the medical benefits provided by us during the thirty-six month period commencing on the date of such termination, (iii) any granted but unvested stock options or restricted shares granted pursuant to the terms of the employment agreement will become vested, (iv) we will pay the reasonable cost of executive-level career assistance services for him by a firm designated by him for a period of twelve months following such termination and (v) certain gross-up payments for excise taxes and parachute payments.

If any of the payments due to Mr. Milchovich as a result of his termination without cause, his resignation with good reason, or his resignation for any reason following a change of control are deemed to be deferred compensation under Internal Revenue Code Section 409A, such payments will not commence until the first day following the sixth month anniversary of his termination date.

Employment Agreements for Franco Baseotto

Italian Law and National Contract

The National Contract regulates the benefits payable upon any termination of employment by the employer, as generally described below:

- If there is a termination for "cause," Mr. Baseotto would not be entitled to any notice period, but he would be entitled to receive mandatory severance indemnity compensation based on seniority. Cause would include events such as theft, certain criminal convictions and serious insubordination.

- If there is a termination other than for cause, but for justified reasons, Mr. Baseotto would be entitled a notice period or indemnity in lieu of notice, in addition to mandatory severance indemnity compensation. Based on Mr. Baseotto's seniority, the notice period is 12 months.

- If there is a termination without either cause or justified reasons, an Italian court could award Mr. Baseotto a supplementary indemnity for unjustified dismissal of up to a maximum amount of 27 months' salary, in addition to his entitlement to indemnity in lieu of notice and mandatory severance indemnity compensation.

In addition, the National Contract provides that following a change in ownership of the company, Mr. Baseotto is entitled to resign without notice for six months from the date of the change in ownership and receive 4 months of base salary in addition to mandatory severance indemnity compensation.

Supplemental Employment Agreement

Under Mr. Baseotto's supplemental agreement, in the event of termination of employment of Mr. Baseotto by FWCE for cause or by Mr. Baseotto other than for good reason, FWCE will pay any mandatory severance indemnity required to be paid under Italian law and under Mr. Baseotto's Italian employment arrangements with FWCE. Cause is as defined under Italian law, and good reason is as defined under Italian law, plus (i) material diminution in title, duties, responsibilities or authority, (ii) reduction of base salary and benefits except for across-the-board changes for executives at his level, (iii) exclusion from executive benefit/compensation plans, (iv) relocation of his principal business location of greater than fifty miles, (v) material breach of the employment agreement, or (vi) resignation in compliance with applicable law or rules of professional conduct.

In the event of termination of employment of Mr. Baseotto by FWCE without cause or by Mr. Baseotto for good reason, we will, in addition to paying the mandatory severance indemnity required to be paid under Italian law, provide Mr. Baseotto the option of choosing between: (1) the payments due to him under the Italian law and the National Contract or (2) all of the following benefits:

- the balance of any bonus (and/or other incentive awards) awarded by the Compensation Committee but yet unpaid;

- benefit continuation and conversion rights under FWCE's employee benefit plans;

- monthly payments, for twenty-four months after the date of termination occurs, of an amount equal to 1/12 of Mr. Baseotto's base salary plus the relevant mandatory severance indemnity accrual required under Italian law on such base salary, which we refer to as the base amount;

- for (i) the calendar year that includes the date of termination, an amount equal to Mr. Baseotto's short-term incentive target percentage opportunity for such calendar year, multiplied by Mr. Baseotto's base amount in effect on the date of termination multiplied by a multiplier reflecting our performance as approved by the Compensation Committee for such calendar year and (ii) for the calendar year immediately following the calendar year that includes Mr. Baseotto's date of termination, an amount equal to Mr. Baseotto's short-term incentive target percentage opportunity for the calendar year that included Mr. Baseotto's date of termination multiplied by Mr. Baseotto's base amount in effect on his date of termination, plus, in the case of both (i) and (ii), an additional amount equal to the mandatory severance indemnity accrual that would have been made under Italian law on such amounts if Mr. Baseotto had not been terminated;

- the amount corresponding to two years of social security contributions under Italian law based on Mr. Baseotto's base salary as of the date of termination;

- removal of transfer and any other restrictions on all shares of our capital stock registered in Mr. Baseotto's name and/or granted to Mr. Baseotto but not yet vested;

- full vesting of all vested and unvested stock options to purchase shares of our capital stock; and

- executive level career transition assistance services.

In consideration of the non-competition and non-solicitation provisions in Mr. Baseotto's supplemental agreement, and as necessary to satisfy Italian law, Mr. Baseotto will be paid 30% of the base amount following Mr. Baseotto's date of termination of employment and 10% of the base amount on the first anniversary date of such payment.

Change of Control Agreement

On November 12, 2007, we and FWCE entered into a Change of Control Agreement with Mr. Baseotto. Under the Change of Control Agreement, for a period of up to three years following a "change of control," Mr. Baseotto will be entitled to continue in our employment with a materially commensurate position and responsibilities and will be entitled to continue receiving generally the same compensation and benefits he was entitled to before the change of control occurred. Further, if, within three years of a change of control, we terminate Mr. Baseotto's employment other than for cause or disability, or if Mr. Baseotto terminates his employment for good reason, we will, in addition to paying the mandatory severance indemnity required to be paid under Italian law, provide Mr. Baseotto the option of choosing between (1) the payments due to him under Italian law and the National Contract or (2) a lump sum cash payment of the following amounts:

- Mr. Baseotto's accrued but unpaid base amount through the date of termination;
- a proportionate annual bonus amount for such termination year;
- unpaid deferred compensation and vacation pay, if any;
- an amount equal to three times the sum of Mr. Baseotto's base amount and his highest annual bonus;
- an amount equal to the corresponding Italian social security contributions which would have been paid had Mr. Baseotto continued his employment for three years from the date of termination; and
- payment for any shares of restricted stock to the extent such shares are tendered by Mr. Baseotto to the Company.

In addition, Mr. Baseotto will also be entitled to:

- five-year continuation of certain employee welfare benefits unless terminated earlier due to Mr. Baseotto's reemployment with another employer;
- outplacement services; and
- full vesting of all vested and unvested stock options to purchase shares of our capital stock.

In the event that Mr. Baseotto is terminated because of his death or for cause, or if Mr. Baseotto terminates his employment without good reason, we will pay Mr. Baseotto (or his estate, as applicable) any mandatory severance indemnity or other payments required under Italian law or under the supplemental agreement and accrued but unpaid compensation and benefits, including a proportionate annual bonus amount for such termination year in the case of death or termination by Mr. Baseotto without good reason. For purposes of Mr. Baseotto's Change of Control Agreement, each of "cause" and "good reason" are defined by reference to the meanings of such terms under Italian law.

Employment Agreement for Peter J. Ganz

Mr. Ganz's employment agreement provides that in the event of any termination of Mr. Ganz's employment, he will be entitled to receive the following amounts: (i) annual base salary through the date of termination, (ii) a balance of any awarded but as yet unpaid annual short-term incentive compensation, (iii) accrued but unpaid vacation pay, (iv) any vested but not forfeited benefits to the date of termination under our employee benefit plans, and (v) continuation of certain employee benefits pursuant to the terms of our employee benefit plans.

The employment agreement provides that in the event of termination of employment during the term by us without cause, or by Mr. Ganz for good reason, we will provide to Mr. Ganz, in addition to those payments to be paid or provided upon termination, (i) the base salary at the rate in effect on the date of termination payable on a monthly basis for twenty four months, (ii) an annual cash incentive for the calendar year of termination and the following calendar year equal to a percentage of the base salary which is the average percentage of base salaries paid as short-term incentive compensation to our executives at Mr. Ganz's level, (iii) continued employee health and welfare benefit plan coverage for two years at active employee levels and costs, (iv) removal of all restrictions from restricted stock, except as prohibited by law, and (v) career transition services not to exceed $8,000.

Pursuant to the terms of the October 6, 2006 amendment to his employment agreement, if Mr. Ganz constitutes a "specified employee" as defined in Section 409A of the Internal Revenue Code, he will not receive any payments of base salary and short-term incentive compensation upon termination until the first day following the sixth month anniversary of his termination date.

Change of Control Agreement

We entered into a change of control agreement with Mr. Ganz on October 10, 2005. The change of control agreement provides that if, within three years of a "change of control," as defined in the change of control agreement, we terminate Mr. Ganz' employment other than for "cause" (defined as failure to perform the executive's duties or engaging in illegal or gross misconduct) or disability or if the executive terminates employment for "good reason" (defined as a diminution of duties or responsibilities, our failure to compensate the executive, a change in workplace, our purported termination of the change of control agreement or failure to comply with the change of control agreement or if Mr. Ganz terminates his employment for any reason within the thirty-day period commencing on the first anniversary of a change of control), Mr. Ganz will be entitled to receive a lump sum cash payment of the following amounts: (i) his base salary through the date of termination, plus (ii) his proportionate annual short-term incentive compensation, plus (iii) any unpaid deferred compensation and his vacation pay. Mr. Ganz will also be entitled to receive a lump sum cash payment of three times the sum of his base salary and the highest annual short-term incentive compensation.

The change of control agreement also provides for a five-year continuation of certain employee welfare benefits and a lump sum payment equal to the actuarial value of the service credit under our qualified retirement plans Mr. Ganz would have received if he had remained employed for three years after the date of his termination. We will also provide Mr. Ganz with outplacement services. Finally, Mr. Ganz may tender restricted stock (whether vested or not) in exchange for cash. However, if any payments to Mr. Ganz, whether under the change of control agreement or otherwise, would be subject to the "golden parachute" excise tax under Section 4999 of the Internal Revenue Code of 1986, as amended, we will make an additional payment to put Mr. Ganz in the same after-tax position as if no excise tax had been imposed. Any legal fees and expenses arising in connection with any dispute under the change of control agreement will be paid by us. In addition, this change of control agreement also provides that after termination of employment with us, Mr. Ganz will not, without our prior written consent, disclose any secret or confidential information, knowledge or data relating to us to anyone other than us and persons designated by us.

Employment Agreements for Umberto della Sala

Prior Agreement – Italian Law and National Contract

As of December 28, 2007, our arrangements with Mr. della Sala were governed by a letter agreement between FWCE and him providing that he serves as a "Manager" under Italian law. Substantially all terms of Mr. della Sala's employment were mandated by Italian law and the National Contract, which is not specific to our company.

March 2008 Revisions

Effective March 1, 2008, we, FWCE and Mr. della Sala agreed to terminate the above-described letter agreement and to revise his termination and change of control arrangements as described below.

Present Agreement – Italian Law and National Contract

Mr. della Sala's revised termination and change of control arrangements with FWCE are as follows:

Italian law regulates the benefits payable upon any termination of employment by the employer, FWCE, as generally described below:

- If there is a termination for "cause," Mr. della Sala would be entitled to receive mandatory severance indemnity compensation based on seniority. Cause would include events such as theft, certain criminal convictions and serious insubordination.

- If there is a termination without cause, an Italian court could award Mr. della Sala damages equal to the compensation that would have been earned through the natural expiration of the contract term, in addition to mandatory severance indemnity compensation.

If the revised arrangements expire by their own terms on December 31, 2011, Mr. della Sala is entitled to only the mandatory severance indemnity compensation.

Finally, in consideration of the non-competition and non-solicitation provisions in Mr. della Sala's revised agreement, and as necessary to satisfy Italian law, Mr. della Sala will be paid 30% of his Italian base amount following Mr. della Sala's date of termination of employment and 10% of his Italian base amount on the first anniversary date of such payment.

Present Agreement – Employment Agreement with Foster Wheeler Ltd.

Mr. della Sala's present employment agreement with Foster Wheeler Ltd. provides that in the event of any termination of Mr. della Sala's employment, he will be entitled to receive the following amounts: (i) annual base salary through the date of termination, (ii) a balance of any awarded but as yet unpaid annual short-term incentive compensation, (iii) accrued but unpaid vacation pay, (iv) any vested but not forfeited benefits to the date of termination under our employee benefit plans, and (v) continuation of certain employee benefits pursuant to the terms of our employee benefit plans.

The employment agreement provides that in the event of termination of employment during the term by us without cause, or by Mr. della Sala for good reason, we will provide to Mr. della Sala, in addition to those payments to be paid or provided upon any termination, (i) a lump sum payment in an amount representing 24 months of his base salary at the rate in effect on the date of termination payable, (ii) a lump sum payment in an amount equal to 200% of his annual short-term incentive compensation at target, (iii) payments sufficient to allow him to continue any health and welfare benefits at the active employee costs for twenty-four months, (iv) removal of all restrictions from restricted stock, except as prohibited by law, (v) full vesting of all options, and (vi) career transition services not to exceed $8,000.

As to change of control, Mr. della Sala's present employment agreement provides that if, within thirteen months of a "change of control," as defined in the agreement, we terminate Mr. della Sala' employment other than for "cause," as defined in the agreement, or disability, or if the executive terminates employment for "good reason," as defined in the agreement (to include, among other things, Mr. della Sala's termination of his employment for any reason within the thirty-day period commencing on the first anniversary of the change of control), Mr. della Sala will be entitled to receive a lump sum cash payment of the following amounts: (i) his base salary through the date of termination, plus (ii) his proportionate annual short-term incentive compensation, plus (iii) any unpaid deferred compensation and his vacation pay. Mr. della Sala will also be entitled to receive a lump sum cash payment of three times the sum of his base salary, €195,000, and the highest annual short-term incentive compensation. The foregoing amounts would be reduced by any entitlements he receives under Italian law and the National Contract related to the contemporaneous termination of his employment with FWCE. The agreement also provides for payments sufficient to allow him to continue his health and welfare benefits at the active employee costs for five years and a lump sum payment equal to the actuarial value of the service credit under our qualified retirement plans Mr. della Sala would have received if he had remained employed for three years after the date of his termination. We will also provide Mr. della Sala with outplacement services. Finally, Mr. della Sala may tender restricted stock (whether vested or not) in exchange for cash.

If any payments to Mr. della Sala, whether related to a change of control or otherwise, would be subject to the "golden parachute" excise tax under Section 4999 of the Internal Revenue Code of 1986, as amended, we will make an additional payment to put Mr. della Sala in the same after-tax position as if no excise tax had been imposed. Any legal fees and expenses arising in connection with any dispute under the change of control agreement will be paid by us. In addition, this change of control agreement also provides that after termination of employment with us, Mr. della Sala will not, without our prior written consent, disclose any secret or confidential information, knowledge or data relating to us to anyone other than us and persons designated by us.

If any of the payments due to Mr. della Sala are deemed to be deferred compensation under Internal Revenue Code Section 409A, and to the extent required by Section 409A, such payments will not be made until the first day following the sixth month anniversary of his termination date. The cash payments to facilitate post-termination medical coverage are to be deemed exempt from Section 409A to the full extent permissible under certain exemptions provided by the regulations related to Section 409A.

Other Change-in-Control Arrangements Applicable to Participating Executives

Under the LTI Plan following a change of control (as defined in the plan), unless otherwise specifically prohibited under applicable law, or by rules and regulations of any governing governmental agencies or national securities exchanges: (i) all stock options granted will become immediately vested and exercisable, (ii) any period of restriction and other restrictions imposed on restricted stock or restricted share units will lapse and such awards shall become fully vested, and, (iii) if we were to grant awards in the future with performance-based vesting, unless otherwise specified in an award agreement, the target payout opportunities attainable under all outstanding performance-based awards will be deemed to have been earned as of the effective date of the change of control, and payout shall be based on assumed achievement of the target payout level and the length of the performance period that has elapsed before the change in control occurs.

Under the Foster Wheeler Inc. 1995 Stock Option Plan, the executive has the right, following a Change of Control, to surrender his or her options to us and receive, in cash, the difference between the Change of Control price of the shares covered by the options and the exercise price of the options. Under certain conditions, the Change of Control Price could be higher than the fair market value of the shares on the day they are tendered by the executive.

Potential Post-Employment Payments Table

The table below sets forth the potential payments to our named executive officers under various termination scenarios including termination without cause, resignation for good reason, termination for cause, voluntary termination, termination as a result of death or disability, termination as a result of retirement and termination as a result of change in control of Foster Wheeler, as per company policy and their respective employment and change of control agreements, which are described above.

Except for Mr. La Duc, the potential payments represent the value transfer as a result of the termination event, which we have assumed to occur as of the last day of our fiscal year (December 28, 2007). The potential payments exclude base salary earned but unpaid as of December 28, 2007, short-term incentive compensation for fiscal year 2007, accrued but unpaid vacation as of December 28, 2007, which is available to all salaried employees, and the continuation of certain employee benefits pursuant to the terms of the Foster Wheeler employee benefit plans, which is available to all salaried employees. The value estimated to be realized upon the acceleration of unvested restricted share awards and stock options assume a common share price of $78.14, which was the closing market price on December 28, 2007 after adjustment for the 2-for-1 share split effected on January 22, 2008. Mr. La Duc's amounts represent the estimated amounts due to him as a result of his retirement effective as of August 13, 2007.

Potential Post-Employment Payments	Raymond J. Milchovich	Franco Baseotto (1)	Peter J. Ganz	Umberto della Sala (1)	David Wardlaw (2)	John T. La Duc
Total assuming terminated without cause or resigned for good reason:						
Annual base salary	$ 1,984,500 (3)	$ 1,312,260 (4)	$ 892,500 (3)	$ 2,085,278 (5)	$ 432,280 (6)	
Annual incentive bonus	1,984,500 (7)	537,110 (8)	624,750 (9)	2,158,160 (10)	115,877 (11)	
Continuing health and welfare benefits	36,782 (12)	-	27,950 (12)	-	22,502 (13)	
Executive career assistance	8,000 (14)	-	8,000 (14)	-	-	
Value estimated to be realized had the vesting of restricted share awards and stock options been accelerated to December 28, 2007	34,028,951 (15)	1,519,212 (15)	3,453,930 (15)	4,683,878 (15)	774,209 (15)	
Total	$38,042,733	$ 3,368,582	$ 5,007,130	$ 8,927,316	$ 1,344,868	N/A
Terminated for cause or voluntarily terminated other than for good reason	$ -	$ 24,290 (16)	$ -	$ 278,870 (16)	$ -	N/A
Terminated as a result of disability:						
Annual base salary	$ 992,250 (17)	$ 1,312,260 (4)	$ - (18)	$ 2,085,278 (5)	$ 432,280 (6)	
Annual incentive bonus	-	537,110 (8)	-	2,158,160 (10)	115,877 (11)	
Continuing health and welfare benefits	36,782 (12)	-	- (18)	-	22,502 (13)	
Value estimated to be realized had the vesting of restricted share awards and stock options been accelerated to December 28, 2007	34,028,951 (15)	1,519,212 (15)	3,453,930 (15)	4,683,878 (15)	774,209 (15)	
Total	$35,057,983	$ 3,368,582	$ 3,453,930	$ 8,927,316	$ 1,344,868	N/A
Terminated as a result of death:						
Annual base salary	$ 992,250 (17)	$ 528,162 (19)	$ -	$ 1,075,359 (19)	$ 1,158,771 (20)	
Annual incentive bonus	-	210,125 (21)	-	951,585 (21)	-	
Continuing health and welfare benefits	36,782 (12)	-	-	-	-	
Value estimated to be realized had the vesting of restricted share awards and stock options been accelerated to December 28, 2007	34,028,951 (15)	1,519,212 (15)	3,453,930 (15)	4,683,878 (15)	774,209 (15)	
Total	$35,057,983	$ 2,257,499	$ 3,453,930	$ 6,710,822	$ 1,932,980	N/A
Terminated as a result of retirement:						
Severance payment	$ -	$ 24,290 (16)	$ -	$ 278,870 (16)	$ -	$ -
Value estimated to be realized had the vesting of restricted share awards and stock options been accelerated to December 28, 2007	- (22)	- (22)	- (22)	- (22)	- (22)	$578,464 (23)
Total	$ -	$ 24,290	$ -	$ 278,870	$ -	$578,464
Terminated as a result of a change in control:						
Annual base salary	$ 2,976,750 (24)	$ 1,379,615 (25)	$ 1,338,750 (24)	$ 2,085,278 (5)	$ 432,280 (6)	
Annual incentive bonus	2,976,750 (26)	813,195 (27)	1,874,250 (28)	2,158,160 (10)	115,877 (11)	
Continuing health and welfare benefits	55,173 (29)	-	69,875 (30)	-	22,502 (13)	
Executive career assistance	8,000 (14)	8,000 (14)	8,000 (14)	-	-	
Value estimated to be realized had the vesting of restricted share awards and stock options been accelerated to December 28, 2007	34,028,951 (15)	1,519,212 (15)	3,453,930 (15)	4,683,878 (15)	774,209 (15)	
Gross up payment for excise taxes paid	-	-	1,419,101 (31)	-	-	
Total	$40,045,624	$ 3,720,022	$ 8,163,906	$ 8,927,316	$ 1,344,868	N/A

(1) Conversion to U.S. dollars from euros is calculated using the exchange rate as of December 28, 2007.

(2) Conversion to U.S. dollars from pounds sterling is calculated using the exchange rate as of December 28, 2007.

(3) Represents two years of annual base salary.

(4) Represents mandatory severance indemnity compensation based on seniority, plus approximately 13 months of base salary for indemnity in lieu of notice, plus the maximum amount of 27 months of base salary for indemnity as a result of *unjustified dismissal* for a termination without either cause or justified reasons. Upon a resignation with good reason, Mr. Baseotto would be entitled to receive mandatory severance indemnity compensation based on seniority, plus two years of base salary and an amount corresponding to two years of Italian social security contributions, for a total of $927,840.

(5) Represents mandatory severance indemnity compensation based on seniority, plus approximately 13 months of base salary for indemnity in lieu of notice, plus the maximum amount of 22 months of base salary for indemnity as a result of unjustified dismissal for a termination without either cause or justified reasons. Upon a resignation with good reason, Mr. della Sala would be entitled to receive mandatory severance indemnity compensation based on seniority, plus approximately 13 months of base salary for indemnity in lieu of notice, for a total of $1,075,359.

As described under "Employment Agreements for Umberto della Salla," we and FWCE entered into new employment arrangements with Mr. della Sala effective March 1, 2008. Those arrangements provide that a portion of Mr. della Sala's compensation and benefits will be paid by FWCE and a portion will be paid by Foster Wheeler Ltd. Under these new arrangements, Mr. della Sala would be entitled to the following payments in respect of his annual base salary upon termination:

a. Termination without cause or resignation for good reason – With respect to the annual base salary paid to Mr. della Sala under his agreement with FWCE (currently €195,000), Mr. della Sala would be entitled to mandatory severance indemnity compensation based on seniority, plus he could be awarded damages equal to the base salary that would have been earned through the natural expiration of the contractual term. In addition, with respect to the annual base salary paid to Mr. della Sala under his agreement with Foster Wheeler Ltd. (currently €346,000), Mr. della Sala would be entitled to a lump sum payment in an amount representing 24 months of his base salary at the rate in effect on the date of termination.

b. Termination as a result of disability - With respect to the annual base salary paid to Mr. della Sala under his agreement with FWCE (currently €195,000), Mr. della Sala would be entitled to mandatory severance indemnity compensation based on seniority. Mr. della Sala might also claim under certain circumstances that he is entitled to seek to be awarded damages equal to his FWCE base salary that would have been earned from the date of termination through the natural expiration of the contractual term.

c. Termination as a result of a change of control - Mr. della Sala would be entitled to a lump sum cash payment in an amount representing three times the sum of his annual base salary under his agreement with Foster Wheeler Ltd. (currently €346,000) and €195,000.

(6) Represents one year of annual base salary plus the maximum amount of indemnity for unfair dismissal.

(7) Represents two years of annual short-term incentive compensation, at stated target of 100% of annual base salary.

(8) Represents approximately 13 months of the three-year average annual short-term incentive compensation for indemnity in lieu of notice, plus the maximum amount of 27 months of the three-year average annual short-term incentive compensation for indemnity as a result of unjustified dismissal for a termination without either cause or justified reasons. Upon a resignation with good reason, Mr. Baseotto would be entitled to receive two years of annual short-term incentive compensation, at target of 60% of annual base salary, and an amount corresponding to two years of Italian social security contributions, for a total of $542,130.

(9) Represents two years of annual short-term incentive compensation, at target of 70% of annual base salary.

(10) Represents approximately 13 months of the three-year average annual short-term incentive compensation for indemnity in lieu of notice, plus the maximum amount of 22 months of the three-year average annual short-term incentive compensation for indemnity as a result of unjustified dismissal for a termination without either cause or justified reasons. Upon a resignation with good reason, Mr. della Sala would be entitled to receive approximately 13 months of the three-year average annual short-term incentive compensation for indemnity in lieu of notice worth $951,585.

Pursuant to the terms of the new employment arrangements described in Note 5 above, Mr. della Sala would be entitled to the following payments in respect of his annual short-term incentive upon termination:

a. Termination without cause or resignation for good reason – Mr. della Sala would be entitled to a lump sum payment in an amount equal to 200% of his annual short-term incentive compensation at target.

b. Termination as a result of disability – with respect to Mr. della Sala's agreement with FWCE, no annual short-term incentive compensation is payable.

c. Termination as a result of a change of control - Mr. della Sala would be entitled to a lump sum cash payment in an amount representing three times his annual short-term incentive compensation.

(11) Represents one year of annual short-term incentive compensation, at target of 40% of annual base salary.

(12) Represents two years of continuing health and welfare benefits.

(13) Represents one year of continuing health and welfare benefits.

(14) Represents the cost of executive career assistance.

(15) Represents the value estimated to be realized had the vesting of restricted share awards and stock options been accelerated to December 28, 2007. The value of restricted share awards was estimated by multiplying the number of accelerated restricted share awards by a share price of $78.14, the closing market price on December 28, 2007. The value of stock options was estimated by multiplying the number of accelerated "in-the-money" stock options by the difference between a share price of $78.14 and the stated exercise price of the stock option.

Pursuant to the terms of the new employment arrangements described in Note 5 above, in March 2008, Mr. della Sala received a grant of restricted share units having an economic value of €2,972,000 and of stock options having an economic value of €2,972,000. These restricted share units and stock options vest in full upon Mr. della Sala's termination by us without cause or resignation for good reason and upon a change of control.

(16) Represents mandatory severance indemnity compensation based on seniority.

(17) Represents one year of annual base salary.

(18) The named executive officer has elected to participate in our long-term disability insurance program, which is available to all eligible employees. The disability insurance premiums are paid solely by the named executive officer to an unrelated third-party insurance carrier. In the event of a named executive officer's disability, the insurer would be responsible for disability payments to him. Upon a termination based on disability, we allow eligible employees, including the named executive officer, to continue participation in our health benefits coverage at employee cost, which is subsidized by us.

(19) Represents mandatory severance indemnity compensation based on seniority, plus approximately 13 months of base salary for indemnity in lieu of notice.

Pursuant to the terms of the new employment arrangements with Mr. della Sala described in Note 5 above, only the mandatory severance indemnity compensation would be paid and it would be determined based upon the base salary paid by FWCE (currently €195,000). Mr. della Sala might also claim under certain circumstances that he is entitled to seek to be awarded damages equal to his FWCE base salary that would have been earned from the date of termination through the natural expiration of the contractual term.

(20) Represents four years of annual base salary.

(21) Represents approximately 13 months of the three-year average annual short-term incentive compensation for indemnity in lieu of notice.

Pursuant to the terms of the new employment arrangements with Mr. della Sala described in Note 5 above, this amount would no longer be payable to him because, among other things, his annual short-term incentive compensation is paid through his agreement with Foster Wheeler Ltd.

(22) Named executive officer was not eligible to retire due to his age as of December 28, 2007 under the terms of the plan and the award agreements.

(23) Represents the value estimated to be realized upon the pro rata accelerated vesting of restricted share awards and stock options as of August 13, 2007, which is the date that Mr. La Duc's tenure as our Executive Vice President and Chief Financial Officer ended. The value of restricted share awards was estimated by multiplying the number of pro rata accelerated restricted share awards by a common share price of $51.58, the closing market price on August 13, 2007. The value of stock options was estimated by multiplying the number of pro rata accelerated "in-the-money" stock options by the difference between a common share price of $51.58 and the stated exercise price of the stock option.

(24) Represents three years of annual base salary.

(25) Represents mandatory severance indemnity compensation based on seniority, plus three years of annual base salary and an amount equal to three years of Italian social security contributions.

(26) Represents three years of annual short-term incentive compensation, at stated target of 100% of annual base salary.

(27) Represents three years of annual short-term incentive compensation, at stated target of 60% of annual base salary.

(28) Represents three times the highest annual short-term incentive compensation awarded over the prior three years.

(29) Represents three years of continuing health and welfare benefits.

(30) Represents five years of continuing health and welfare benefits.

(31) Represents the gross up payment for excise taxes estimated to be incurred in accordance with Internal Revenue Code Section 280G and Internal Revenue Code Section 4999. The gross up payment was estimated using a 20% excise tax, 35% federal income tax, 8.97% state income tax and 1.45% Medicare tax. Internal Revenue Code Section 280G provides that "employment agreements" entered into within one year of the date of a change in control are presumed to have been "contingent" on the change in control, absent clear and convincing evidence to the contrary. If the presumption is not rebutted, the full value of the payments made under the employment agreements, as opposed to the lower, modified value otherwise permitted under the Internal Revenue Code Section 280G, would be deemed to be change in control payments. For the purpose of these calculations, we have assumed that we would be able to rebut the presumption and that therefore only the lower, modified value would be deemed to be part of the change in control payments. A contrary assumption could under certain circumstances result in higher taxes and therefore an increase in termination payments being made upon a change in control.

Transactions with Related Persons, Promoters and Certain Control Persons

Our Board of Directors has adopted a written policy and procedures under which our Audit Committee shall evaluate and consider for approval and/or ratification transactions, arrangements and relationships that may occur or exist between us, on the one hand, and directors, certain of our officers and certain persons or entities associated with such persons on the other hand. Under the policy, any transaction involving more than $120,000, including any financial transaction, arrangement, relationship, indebtedness or guarantee between us and any related party, including, without limitation, any transaction that is required to be disclosed by us in any of our filed periodic reports or proxy statements, will be deemed to be a related party transaction. However, the following will not be considered related party transactions: (1) executive compensation arising from a relationship or transaction that is otherwise required to be reported by us such as salary, bonuses and equity grants; (2) compensation that would have been required to be reported had such person been an executive officer provided that such compensation was approved or recommended to our Board of Directors for approval by our Compensation Committee; (3) a transaction, relationship or arrangement where the applicable rates and charges were determined by competitive bids; (4) a transaction, relationship or arrangement involving services as a bank depositary of funds, transfer agent, registrar, trustee under a trust indenture, or similar services; and (5) interests arising solely from the ownership of a class of our equity securities, where all holders of that class of our equity securities received the same benefit on a pro rata basis. Additionally, any relationship, transaction or arrangement that any director has with us or any other person (directly or as a partner, shareholder, director or officer of any entity or organization) which such director believes could interfere with such director's exercise of independent judgment in carrying out his or her responsibilities as a director will also be subject to the policy.

To the extent practicable, related party transactions are presented to our Audit Committee prior to their consummation. When reviewing and evaluating a related party transaction, our Audit Committee may consider, among other things, any effect a transaction may have upon a director's independence, whether the transaction involves terms and conditions that are no less favorable to us than those that could be obtained in a transaction between us and an unrelated third-party and the nature of any director's or officer's involvement in the transaction. Our management will notify our Audit Committee not less frequently than annually of new related party transactions of which they are aware and any material changes to any previously approved, conditionally approved or ratified related party transactions. We have adopted procedures to implement the foregoing policies.

During 2007, there were no reportable transactions between us and any related person.

In February 2007, our Audit Committee considered the fact that we will likely seek business from NRG Energy, Inc. or one of its subsidiaries, all of which we refer to as NRG. NRG is a wholesale power generation company and periodically purchases equipment and/or services from us. One of our directors is NRG's Executive Vice President and Chief Operating Officer. Our Audit Committee determined prospectively to approve all transactions that take place between us and NRG so long as our director has no significant direct involvement in the transaction, the transaction is not material either to him or to NRG and the total of all transactions between us and NRG in a reporting year involves payment to us of no more than $10,000,000. At least annually, we will present a summary report to the Audit Committee of all NRG related transactions that, absent this approval, would otherwise be reportable related party transactions.

Proposals of Shareholders for the 2009 Annual General Meeting

Under our Bye-laws, shareholders who wish to nominate persons for election to our Board of Directors must submit their nominations to us by December 1, 2008, which date is 120 calendar days in advance of the anniversary of the date that we commenced the mailing of our proxy statement for the previous year's annual general meeting, to be considered at our annual general meeting of shareholders to be held in 2009. Nominations must include certain information concerning the nominee and the proponent's ownership of our common shares. SEC rules provide that if we change the date of our annual general meeting of shareholders to be held in 2009 more than 30 days from the anniversary of the date of the 2008 Annual General Meeting, this deadline will instead be a reasonable time before we begin to print and mail our proxy materials. Nominations not meeting these requirements will not be entertained at the annual general meeting. The Secretary should be contacted in writing at Office of the Secretary, Foster Wheeler Ltd., Perryville Corporate Park, Clinton, New Jersey 08809-4000 to submit a nomination or to obtain additional information as to the proper form of a nomination.

To include any proposal other than the nomination of directors in our 2009 proxy statement, it must be received by December 1, 2008. A shareholder may otherwise propose business for consideration without seeking to have the proposal included in our proxy statement. For business to be properly brought before our annual general meeting of shareholders to be held in 2009, a shareholder's notice in proper written form must be received by the Secretary at our principal executive offices not later than February 15, 2009. A shareholder's notice to the Secretary must contain the matters specified in our Bye-laws, a copy of which is filed as an exhibit to a Form 8-K filed with the SEC on May 12, 2006. In addition, Bermuda law provides that shareholders holding at least 5% of the total voting rights or 100 or more registered shareholders together may require a proposal to be submitted to an annual general meeting if the proposal is deposited at our registered office not less than six weeks before the date of the meeting, unless the meeting is subsequently called for a date six weeks or less after the notice has been deposited. If timely notice is not given of a shareholder proposal, then the proxies named on the proxy cards distributed by us for the annual general meeting may use the discretionary voting authority granted them by the proxy cards if the proposal is raised at the meeting, whether or not there is any discussion of the matter in the proxy statement.

Our Board of Directors is not aware of any matters that are expected to come before the Annual General Meeting other than those described in this proxy statement. If other matters should properly come before the meeting, the persons named in the proxy intend to vote the proxies in accordance with their best judgment.

By Order of the Board of Directors
PETER J. GANZ
Executive Vice President, General Counsel and Secretary

April 1, 2008

CORPORATE AND FINANCIAL INFORMATION

DIRECTORS

Raymond J. Milchovich
Chairman and Chief Executive Officer

Eugene D. Atkinson
Founder and Managing Partner, Atkinson Capital, LLC

Diane C. Creel
Chairman, Chief Executive Officer and President
Ecovation, Inc.

Steven J. Demetriou
Chairman and Chief Executive Officer
Aleris International, Inc.

Robert C. Flexon
Executive Vice President and Chief Operating Officer
NRG Energy, Inc.

Jack A. Fusco
Chairman and Chief Executive Officer (retired)
Texas Genco, Inc.

Edward G. Galante
Senior Vice President and Member of the Management Committee (retired), ExxonMobil Corporation

Stephanie Hanbury-Brown
Managing Director, Golden Seeds, LLC

James D. Woods
Deputy Chairman of the Board
Chairman Emeritus and retired Chief Executive Officer
Baker Hughes Incorporated

OFFICERS

Raymond J. Milchovich
Chairman and Chief Executive Officer

Umberto della Sala
President and Chief Operating Officer

Franco Baseotto
Executive Vice President, Chief Financial Officer and Treasurer

Peter J. Ganz
Executive Vice President, General Counsel and Secretary

Thierry Desmaris
Vice President of Corporate Development

Rakesh Jindal
Vice President of Tax

W. Scott Lamb
Vice President of Investor Relations and Corporate Communications

Peter D. Rose
Vice President and Chief Corporate Compliance Officer

Lisa Z. Wood
Vice President and Controller

John A. Doyle, Jr.
Assistant Secretary

Registered Office
Foster Wheeler Ltd.
2 Church Street
Hamilton HM 11, Bermuda

Worldwide Operational Headquarters
Foster Wheeler Ltd.
Perryville Corporate Park
Clinton, NJ 08809-4000
908-730-4000
www.fwc.com

Common Share Listing
The NASDAQ Stock Market, LLC, Ticker Symbol: FWLT

Independent Registered Public Accounting Firm
PricewaterhouseCoopers LLP
Florham Park, New Jersey

Transfer Agent, Registrar and Warrant Agent
BNY Mellon Shareowner Services

General inquiries about share ownership, transfer instructions, change of address and account status:

Foster Wheeler Ltd.
c/o BNY Mellon Shareowner Services
P.O. Box 358015
Pittsburgh, PA 15252

Requests for transactions involving share certificates:
Foster Wheeler Ltd.
c/o BNY Mellon Shareowner Services
P.O. Box 358015
Pittsburgh, PA 15252
Telephone inquiries:
800-358-2314 (for account inquiries and requests for assistance, including share transfers)
201-680-6578 (for foreign shareholders)
201-680-6610 (for hearing and speech impaired)

Shareholder services on the Internet:
You can view shareholder information and perform certain transactions at: www.bnymellon.com/shareowner/isd

Shareholder Services
John A. Doyle, Jr.
Assistant Secretary
908-730-4270
email: john_doyle@fwc.com

Investor Relations
W. Scott Lamb
Vice President, Investor Relations and Corporate Communications
908-730-4155
email: scott_lamb@fwc.com

Request for Financial Information
Foster Wheeler Ltd.'s annual and quarterly reports and other financial documents are available on our website at www.fwc.com.

To request paper copies of documents filed with the U.S. Securities and Exchange Commission, including the company's annual report on Form 10-K, please write to either:

Office of the Secretary	Assistant Secretary
Foster Wheeler Ltd.	Foster Wheeler Ltd.
Perryville Corporate Park	2 Church Street
Clinton, NJ 08809-4000	Hamilton, HM 11, Bermuda

Number of registered shareholders as of December 28, 2007
5,592

Annual General Meeting of Shareholders
May 6, 2008 – 9.00 a.m.
Foster Wheeler Ltd.
Perryville Corporate Park
Clinton, NJ 08809-4000

FOSTER WHEELER

Foster Wheeler Ltd.
Perryville Corporate Park
Clinton, NJ 08809-4000
908-730-4000
www.fwc.com

END